Confidential Treatment Requested by Bausch + Lomb Corporation

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As confidentially submitted to the Securities and Exchange Commission on May 27, 2021. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CONFIDENTIAL DRAFT SUBMISSION NO. 1

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Bausch + Lomb Corporation

(Exact name of registrant as specified in its charter)

Canada	3851
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. employer identification number)

520 Applewood Crescent

Vaughan, Ontario, Canada L4K 4B4

(905) 695-7700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael Kaplan Marcel Fausten Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Tel: (212) 450-4000	John Valley Osler, Hoskin & Harcourt LLP 100 King Street West 1 First Canadian Place Toronto, ON M5X 1B8 Tel: (416) 362-2111	Michael Schiavone David Ni Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 Tel: (212) 839-5900

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Shares, no par value per share	$	$

(1)	Includes shares which the underwriters have the option to purchase to cover over-allotments
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	To be paid in connection with the initial filing of the registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Bausch + Lomb Corporation

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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2021

PRELIMINARY PROSPECTUS

Common Shares

Bausch + Lomb Corporation

This is an initial public offering of common shares of Bausch + Lomb Corporation. All of our common shares are currently held by Bausch Health Companies Inc. (“BHC”). BHC is selling all of the common shares offered hereby. We are not selling any of the common shares in this offering and will not receive any proceeds from the sale of the common shares.

Prior to this offering, there has been no public market for our common shares. The estimated initial public offering price is between $         and $         per common share.

We intend to list our common shares on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “            .” The listings will be subject to our fulfillment of all of the listing requirements of the NYSE and the TSX. The NYSE and TSX have not conditionally approved our listing applications and there is no assurance that the NYSE and TSX will approve our listing applications.

After the completion of this offering, BHC will continue to own a majority of the voting power of common shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. See “Management—Controlled Company Exception.”

	Per Common Share	Total
Public offering price	$	$
Underwriting commissions(1)	$	$
Proceeds, before expenses, to BHC	$	$

(1)	BHC has agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting.”

BHC has granted the underwriters an option for a period of 30 days to purchase up to an additional             common shares to cover over-allotments at the initial public offering price less underwriting commissions.

Investing in our common shares involves risks. See “Risk Factors” beginning on page 25.

None of the Securities and Exchange Commission, nor any Canadian securities regulatory authority nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares to purchasers on or about                  , 2021.

Goldman Sachs & Co. LLC	Morgan Stanley

The date of this prospectus is                     , 2021.

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We are responsible for the information contained in this prospectus and in any related free-writing prospectus we may prepare or authorize to be delivered to you. We have not, and neither BHC nor the underwriters have, authorized anyone to give you any other information, and we, BHC and the underwriters take no responsibility for any other information that others may give you. We, BHC and the underwriters are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common shares.

For investors outside of the United States and Canada: Neither we, BHC nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purposes is required, other than in the United States and Canada. Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States and Canada are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

Until                    , 2021, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

About this Prospectus

Unless the context requires otherwise, (a) references to “Bausch + Lomb,” the “Company,” “we,” “us,” “our” and the “Business” refer to Bausch + Lomb Corporation and its consolidated subsidiaries after giving effect to the transactions described under “The Separation and the Distribution,” and (b) references to “BHC,” and “Parent” refer to Bausch Health Companies Inc. and its consolidated subsidiaries other than Bausch + Lomb and Bausch + Lomb’s subsidiaries, unless the context otherwise requires. Although the Distribution (as described under “The Separation and the Distribution”) is expected to involve the distribution of equity of a direct or indirect parent of Bausch + Lomb, we refer to such transaction as involving “our equity” throughout this prospectus for readability.

In addition, unless the context requires otherwise, statements relating to our history in this prospectus describe the history of the Bausch + Lomb segment of BHC.

Trademarks and Trade Names

The BHC name and mark, and other trademarks, trade names and service marks containing BHC appearing in this prospectus, including the Bausch + Lomb name and mark, are the property of BHC. After the completion of this offering, we will own both the BHC name and mark and the Bausch + Lomb name and mark and we will grant a license to BHC to use the BHC name and mark and certain other trademarks, trade names and service marks used by BHC that contain “Bausch” for a transitional period as summarized in “Certain Relationships and Related Party Transactions—Relationship with BHC—Intellectual Property Matters Agreement.” Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and TM symbols, but we and BHC, as applicable, will assert, to the fullest extent under applicable law, rights to such trademarks, service marks and trade names.

Basis of Presentation

The Company has historically operated as part of BHC; therefore, stand-alone financial statements have not historically been prepared. The financial information contained within this prospectus has been prepared from BHC’s historical accounting records and is presented on a stand-alone basis as if the Company’s operations had

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been conducted independently from BHC. The financial information contained herein has been prepared by the Company in United States (“U.S.”) dollars and in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), applied on a consistent basis. All intercompany accounts and transactions within the Company have been eliminated. The assets and liabilities of the Company have been determined to be specifically identifiable or otherwise attributable to the Company.

The financial information contained herein includes all revenues and expenses directly attributable to Bausch + Lomb, including costs for facilities, functions and services used by Bausch + Lomb. Expenses performed by centralized BHC are directly charged to Bausch + Lomb based on specific identification when possible or based on a reasonable allocation driver such as net sales, headcount, square footage usage or other allocation methods depending on the nature of the services and/or costs. The results of operations include allocations of costs for administrative functions and services performed on behalf of Bausch + Lomb by centralized groups within BHC. All charges and allocations for facilities, functions and services performed by BHC have been deemed settled in cash by Bausch + Lomb to BHC in the period in which the cost was recorded. Current and deferred income taxes have been determined based on the stand-alone results of Bausch + Lomb. However, because the Company filed as part of BHC’s tax group in certain jurisdictions, the Company’s actual tax balances may differ from those reported. The Company’s portion of its domestic and certain income taxes for jurisdictions outside the United States are deemed to have been settled in the period the related tax expense was recorded.

The financial statements and related financial results included in this prospectus may not be indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we operated as a standalone public company during the periods presented, including changes that will occur in our operations and capital structure as a result of this offering and the Separation. See “Risk Factors—Risks Relating to the Separation—We have no recent history of operating as an independent company, and our historical and unaudited pro forma financial information is not necessarily representative of the results that we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.”

Non-GAAP Measures

This prospectus contains certain financial measures, including Organic Revenues and Organic Growth Rates, that are not required by, or presented in accordance with, U.S. GAAP. We refer to these measures as “non-GAAP” financial measures or information. See “Management Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Reportable Segment Revenues and Profits—2020 Compared with 2019—Organic Revenues and Organic Growth Rates (non-GAAP)” and “—2019 Compared with 2018—Organic Revenues and Organic Growth Rates (non-GAAP)” for our definition of Organic Revenues and Organic Growth Rates, why we present Organic Revenues and Organic Growth Rates and reconciliations to GAAP revenues for the periods presented.

Market and Industry Data and Forecasts

Certain market and industry data included in this prospectus has been obtained from third-party sources that we believe to be reliable. Market estimates are calculated by using independent industry publications, government publications and third-party forecasts in conjunction with our assumptions about our markets. We have not independently verified such third-party information. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Cautionary Statements Concerning Forward Looking Statements” and “Risk Factors” in this prospectus.

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Eligibility for Investment

Provided that the common shares are listed on a “designated stock exchange” for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (which currently includes the NYSE and the TSX), the common shares will, on the date of issue, be qualified investments under the Tax Act for trusts governed by a “registered retirement savings plan” (“RRSP”), a “registered retirement income fund” (“RRIF”), a “registered disability savings plan” (“RDSP”), a “deferred profit sharing plan,” a “tax-free savings account” (“TFSA”) and a “registered education savings plan” (“RESP”), each as defined in the Tax Act.

Notwithstanding that the common shares may be qualified investments for a trust governed by a RRSP, RRIF, RDSP, TFSA or RESP, an annuitant under a RRSP or RRIF, a holder of a TFSA or RDSP or a subscriber of a RESP, as the case may be, will be subject to a penalty tax under the Tax Act if the common shares held by the RRSP, RRIF, RDSP, TFSA or RESP are “prohibited investments” for purposes of the Tax Act. A common share will not be a prohibited investment if the annuitant under the RRSP or RRIF, the holder of the TFSA or RDSP or the subscriber of the RESP, as the case may be, deals at arm’s length with the Company for purposes of the Tax Act, and does not have a “significant interest” (as defined in the Tax Act) in the Company for purposes of the Tax Act. In addition, a common share will not be a prohibited investment if the common shares are “excluded property,” as defined in the Tax Act, for trusts governed by a RRSP, RRIF, RDSP, TFSA or RESP. Prospective investors who intend to hold common shares in a RRSP, RRIF, RDSP, TFSA or RESP should consult their own tax advisors with respect to whether the common shares would be “prohibited investments” in their particular circumstances.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It may not contain all the information that may be important to you. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” our financial statements and the related notes included elsewhere in this prospectus and the pro forma financial statements and the notes to those statements included elsewhere in this prospectus, before making an investment decision to purchase our common shares. Unless the context otherwise requires, the information included in this prospectus about Bausch + Lomb, including the combined financial statements, assumes the completion of all of the transactions referred to in this prospectus in connection with the Separation (as defined below). Unless the context otherwise requires, or when otherwise specified, references in this prospectus to “Bausch + Lomb,” “we,” “us,” “our” and “the Company” refer to Bausch + Lomb Corporation, a company incorporated under the Canada Business Corporations Act (“CBCA”), and its consolidated subsidiaries after giving effect to the transactions described under “The Separation and the Distribution.” Unless the context otherwise requires, references in this prospectus to “BHC” refer to Bausch Health Companies Inc., a company continued under the British Columbia Business Corporations Act, and its consolidated subsidiaries, other than the Bausch + Lomb Business, unless the context otherwise requires.

Unless the context otherwise requires, or when otherwise specified, references in this prospectus to our historical assets, liabilities, products, businesses or activities of our businesses are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the Bausch + Lomb Business of BHC as it was conducted as part of BHC prior to the Separation (as defined below). Our historical financial results as part of BHC contained in this prospectus may not reflect our financial results in the future as a stand-alone company or what our financial results would have been had we been a stand-alone company during the periods presented.

Overview

Bausch + Lomb is a leading global eye health company dedicated to protecting and enhancing the gift of sight for millions of people around the world—from the moment of birth through every phase of life. Our mission is simple, yet powerful: helping you see better, to live better.

Our comprehensive portfolio of over 400 products is fully integrated and built to serve our customers across the full spectrum of their eye health needs throughout their lives. Our iconic brand is built on the deep trust and loyalty of our customers established over our nearly 170-year history. We have a significant global research, development, manufacturing and commercial footprint of approximately 12,000 employees and a presence in approximately 90 countries, extending our reach to billions of potential customers across the globe. We have long been associated with many of the most significant advances in eye health, and we believe we are well positioned to continue leading the advancement of eye health in the future.

Our iconic and enduring brands are among the most recognized and most trusted in the industry. Since our beginnings in 1853 as an optical goods shop in Rochester, New York, we have remained focused on advancing eye health for people all over the world. Among our many innovations over the years, we introduced the first optical glass in the United States, the lenses used on cameras to take the first satellite picture of the moon, and the first mass-produced soft contact lens in 1971. As part of our longstanding commitment to eye care professionals and the patients they serve, we invest in physician training, patient and customer education, disease prevention and other initiatives through both traditional and digital platforms to continue to advance eye health. As a result of this legacy, we believe our brand is synonymous with eye health among patients, consumers and professionals around the world.

Our brands are leaders within their respective segments and collectively represent a leading portfolio of trusted assets that we believe makes us the eye health brand of choice. With one of the broadest product

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portfolios in the market, we are designed to address numerous large, underserved and growing markets with significant commercial potential. Our widespread complementary portfolio spans vision care, consumer health care, ophthalmic pharmaceuticals and surgical. We have well-established lines of contact lenses, intraocular lenses (IOL), medical devices, surgical systems, vitamin and mineral supplements, lens care products, prescription eye-medications and over-the-counter (OTC) eye health consumer products. We believe the breadth of our eye health portfolio is unmatched in the industry and uniquely positions us to compete in all areas of the eye health market.

Our global brand, scale and infrastructure enable us to sell our products and support our customers in eye health markets globally, and we are well-positioned to capitalize on this opportunity. Our footprint is bolstered by a global commercial team of approximately 4,000 employees. In addition, we have 23 facilities in 10 countries that support the quality, reliability and capacity needs of our global manufacturing operations, supply chain, customer service and technical support, and that we believe will facilitate the development and distribution of our pipeline products.

We have a long history of leading the eye health market with ground-breaking innovations. Our research and development (“R&D”) personnel partner closely with our quality, manufacturing and commercial groups, and as a result of these collaborations, we have developed the world’s first soft contact lens, introduced one of the first contact lens cleaning products, introduced the first silicone hydrogel contact lens and introduced a unique patent-protected ocular vitamin to the market. Since 2017, we have introduced more than 260 new products in approximately 60 countries. Our team of approximately 600 dedicated R&D employees is focused on advancing our pipeline and identifying new product opportunities that address unmet and evolving needs of eye care professionals, patients and consumers. Our culture of innovation engages our R&D, supply chain and commercial teams at every phase of product development, prioritizing customer needs and actively seeking external innovation to design, develop and advance creative, ethical eye health products across our portfolio, which allows us to address the changing needs of our consumers and patients. We believe we have a significant innovation opportunity today, with a substantial pipeline of over 100 projects in various stages of pre-clinical and clinical development, including new contact lenses, contact lenses to slow myopia progress in children, prescription medications for myopia, next-generation cataract equipment, premium IOLs, investigational treatments for dry-eye and preservative free formulations of a range of eye drops, among others, that are designed to grow our portfolio and accelerate future growth.

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Our revenues for 2020, 2019 and 2018 were $3,412 million, $3,778 million and $3,665 million, respectively. Our product portfolio consists of over 400 products, which fall into three operating and reportable segments: (i) Vision Care/Consumer Health Care, (ii) Ophthalmic Pharmaceuticals and (iii) Surgical. Segment revenues and profit for the years 2020, 2019 and 2018 were as follows:

	Years Ended December 31,
	2020		2019		2018
	Amount	Percent	Amount	Percent	Amount	Percent
	(in millions)
Segment revenues:
Vision Care/Consumer Health Care	$2,109	62%	$2,221	59%	$2,145	59%
Ophthalmic Pharmaceuticals	726	21%	859	23%	823	22%
Surgical	577	17%	698	18%	697	19%

Total revenues	$3,412	100%	$3,778	100%	$3,665	100%

Segment profit:
Vision Care/Consumer Health Care	$579	64%	$606	55%	$627	59%
Ophthalmic Pharmaceuticals	302	34%	412	38%	357	34%
Surgical	18	2%	75	7%	78	7%

Total segment profit	$899	100%	$1,093	100%	$1,062	100%

Segment profit is based on operating income after the elimination of intercompany transactions. Certain costs, such as amortization of intangible assets, asset impairments, in-process research and development costs, restructuring and integration costs, acquisition-related contingent consideration costs and other expense (income), net, are not included in the measure of segment profit, as management excludes these items in assessing segment financial performance. See Note 20, “SEGMENT INFORMATION” to our audited combined financial statements for a reconciliation of segment profit to Income before (provision for) benefit from income taxes.

Our Markets

The global eye health market is large, dynamic and growing. We believe that growth in the global eye health market will be driven by multiple factors and trends including:

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An aging global population. According to the United Nations, the population aged 65 and older is expected to grow from more than 700 million people in 2019 to approximately 1.0 billion people by 2030, and there is a strong correlation between age and eye health diseases such as age-related macular degeneration, glaucoma and cataract formation.

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Rapid growth of the middle class in emerging markets. This major demographic shift is generating a large, new customer base with increased access to eye health products and services along with resources to pay for them.

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Increasing global prevalence of diabetes. The number of reported cases of diabetes has more than tripled in the last 40 years, and people with type 1 and type 2 diabetes are at a heightened risk for severe ocular conditions such as diabetic retinopathy and glaucoma.

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Portfolio expansion in areas of significant unmet medical need. The opportunity to address undertreated eye conditions and diseases, such as we are currently pursuing with respect to myopia, dry eye and age-related macular degeneration, increases with advancements in technology and innovation, which drive improved diagnoses, clinical outcomes and product mix.

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Resilience to economic volatility and government reimbursement pressures. The importance of vision preservation, a significant private pay component for eye health products and services, the influence of clinicians on consumer product decisions and the non-discretionary nature of many eye health therapies and products all generate durable revenue.

Our Business

We operate our business in the following reportable segments:

•	Vision Care / Consumer Health Care

•	Ophthalmic Pharmaceuticals

•	Surgical

Vision Care/Consumer Health Care

Our vision care / consumer health care business includes both our contact lens and consumer eye care businesses, and includes leading products such as our Biotrue® ONEday daily disposables and our Biotrue® multi-purpose solution. Biotrue® multi-purpose solution is the number one doctor-recommended lens care product in the United States. Our vision care portfolio includes contact lenses that span the spectrum of wearing modalities, including daily disposable and frequently replaced contact lenses, and contact lenses that are indicated for therapeutic use and that can also provide optical correction during healing if required. In particular, our vision care contact lens portfolio includes our Bausch + Lomb INFUSE® (silicone hydrogel (SiHy)) daily disposable contact lenses, Biotrue® ONEday daily disposables, PureVision® SiHy contact lenses, SofLens® daily disposables and Bausch + Lomb ULTRA® contact lenses.

Our consumer eye care business consists of contact lens care products, OTC eye drops and eye vitamins. Our eye vitamin products had the number one market position for the year ended December 31, 2020, and include our patented PreserVision AREDS 2 formula for age-related macular degeneration and mineral supplements that address various conditions including eye allergies, conjunctivitis, dry eye, redness and relief. Within our consumer eye care business, our lens care product portfolio includes Biotrue® and renu® multipurpose solutions, Boston® cleaning and conditioning solutions, our eye drops include LUMIFY®, which is the number one redness reliever in the United States, Soothe and Alaway and our eye vitamins include PreserVision and Ocuvite.

Ophthalmic Pharmaceuticals

Our ophthalmic pharmaceuticals business consists of a broad line of proprietary pharmaceutical products for post-operative treatments and treatments for a number of eye conditions, such as glaucoma, eye inflammation, ocular hypertension, dry eyes and retinal diseases. Key ophthalmic pharmaceutical brands are VYZULTA, Lotemax, Prolensa and BEPREVE.

Surgical

Our Surgical business consists of medical device equipment, consumables and instrumental tools and technologies for the treatment of corneal, cataracts, and vitreous and retinal eye conditions, and includes IOLs and delivery systems, phacoemulsification equipment and other surgical instruments and devices necessary for cataract surgery. Key surgical brands include Akreos®, AMVISC®, Crystalens® IOLs, enVista® IOLs, Millennium®, Stellaris Elite® vision enhancement system, Storz® ophthalmic instruments, VICTUS® femtosecond laser, Teneo®, Eyefeel® and Zyoptix®.

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Our History

Our company was founded in 1853 by John Jacob Bausch and Henry Lomb as a small optical goods shop in Rochester, New York. During our early years, we manufactured revolutionary rubber eyeglass frames, as well as a variety of optical products that required a high degree of manufacturing precision. By 1903, we had issued patents for microscopes, binoculars and even a camera shutter based on the eye’s reaction to light. In 1908, we were incorporated in the State of New York as Bausch + Lomb. During World War II, we produced sunglasses for the American military. We also produced the lenses for cameras that captured the first satellite images of the moon.

In 1971, we received approval for the first mass-produced soft contact lens. We also received FDA approval in 1987 for one of the first contact lens cleaning products, renu® multi-action disinfection solution. In the 1990’s Bausch + Lomb acquired Storz® Ophthalmic and Chiron Vision, establishing the Bausch + Lomb Surgical unit and solidifying four robust eye-health sectors: Consumer Health Care, Contact Lens, Pharmaceutical and Surgical. Before the turn of the millennium, Bausch + Lomb introduced several proprietary brand families, including LOTEMAX® (loteprednol etabonate ophthalmic suspension) 0.5%; and PureVision® the first silicone hydrogel contact lens available in the United States. As Bausch + Lomb marked its 150th Anniversary, the pipeline continued to advance launching known names like PreserVision® brand of eye vitamins in 2001 and the Stellaris® vision enhancement system in 2007. In 2008, the Company acquired Eyeonics, adding Crystalens® IOL to its portfolio—the first FDA-approved accommodating IOL for the treatment of cataracts. In 2010, the Company introduced Biotrue® multipurpose contact lens solution.

In 2012, Bausch + Lomb received FDA clearance for the VICTUS® Femtosecond Laser Platform and acquired Alden Optical Laboratories, increasing access to specialty modalities. In 2014, Bausch + Lomb introduced Bausch + Lomb ULTRA® contact lenses with MoistureSeal® technology, providing comfort and vision to an increasingly digital world. A year later, Synergetics® was acquired, expanding Bausch + Lomb’s surgical vitreoretinal product portfolio. In 2017, the Company launched its next-generation phacoemulsification system, the Stellaris Elite® vision enhancement system for contact lens and retina surgery. The Company also received approval of VYZULTA® (latanoprostene bunod ophthalmic solution) 0.024%. In 2018, LUMIFY® the first OTC eye drop with low-dose brimonidine tartrate for the relief of eye redness was launched with Bausch + Lomb ULTRA® multifocal for astigmatism lenses, the first multifocal toric lens available as a standard offering in eye care professional fit sets, following the next year. Most recently, the Company launched its latest contact lens, Bausch + Lomb INFUSE®, the only SiHy daily disposable designed with a next generation material infused with ProBalance TechnologyTM to help maintain ocular surface homeostasis and help reduce symptoms of contact lens dryness.

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Our Competitive Strengths

We believe that Bausch + Lomb is differentiated by our industry-leading portfolio of iconic brands, comprehensive product and service offerings and our reputation for innovation and quality. Taken together, these distinguishing characteristics make us a trusted provider to our customers across a wide range of growing markets. We believe our sole focus on eye health and our following strengths provide us with a number of competitive advantages:

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Global Leader in Eye Care with a Broad Portfolio of Products. Our iconic and enduring Bausch + Lomb brand is among the most recognized in the eye health industry. We have long been associated with the most significant advances in eye health, and we believe our brand is synonymous with eye care among consumers and professionals around the world. Bausch + Lomb fully integrates the areas of vision care, consumer health care, surgical and ophthalmic pharmaceuticals into a durable portfolio of complementary products. For example, our installed base of surgical equipment enables unrivaled perspectives across consumables (lens and lens care), IOLs, and prescription products. Our portfolio offers eye care professionals and patients the broadest set of eye care products and solutions in the industry. Individually, many of our brands are leaders within their respective areas, and we believe that, collectively, they represent a uniquely positioned portfolio of trusted assets with a 360º-approach to eye health.

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Global Scale and Reach with Deep Local Expertise Across Approximately 90 Countries. We believe that our global scale and comprehensive offering of products provide us with advantages over other providers with respect to manufacturing, sourcing, sales and marketing. Our commercial footprint includes operations in more than 50 countries and reaches consumers and patients in approximately 90 countries. Our understanding of local conditions, regulations and customer needs uniquely positions us to focus on attractive geographies and respond more rapidly to changing regulatory requirements. We utilize our expertise to help shape the regulatory environments in developing health care systems. This knowledge also enables us to take learnings, technologies and products developed for one region or customer and apply them to others, driving further growth and creating value for our stakeholders. In

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addition, many of the geographical markets in which we currently operate are experiencing long-term sustained growth. These countries have high growth potential due to increasing demand for our products from currently low penetration rates and rising living standards and consumption. Our global scale, presence and extensive distribution network create opportunities for targeted geographic expansion of our product offerings, allow us to serve a diversified customer base.

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Market Leading Innovation with Demonstrated History of Development Capabilities. Our company is built on a nearly 170-year legacy dedicated to improving eye health through innovation, which is a pillar of our business strategy. We have a strong track record of making significant discoveries, including bringing to market many first-in class products. Some of these firsts include the revolutionary Vulcanite eye glass lenses and frame (1861), developing the first ultraviolet microscope optics used for cancer research (1949), receiving FDA approval of SofLens®, the first mass-produced soft contact lens (1971), launching Boston XO2®, the first hyper Dk gas permeable material (2007), receiving 510(k) clearance for the VICTUS® femtosecond laser platform, the first femtosecond laser capable of performing both cataract and refractive procedures on one platform (2012) and more.

Within the last few years, we have also expanded our portfolio with unique innovations specifically designed to address unmet needs in the marketplace. This includes VYZULTA® (latanoprostene bunod ophthalmic solution), 0.024%, a dual acting molecule targeting both the trabecular meshwork and uveoscleral pathway for the treatment of ocular hypertension and primary open-angle glaucoma, and LOTEMAX® SM (loteprednol etabonate ophthalmic gel) 0.38%, a new gel drop formulation of loteprednol etabonate.

•

In our Consumer Health Care business, we launched LUMIFY® (brimonidine tartrate ophthalmic solution, 0.025%) redness reliever eye drops, the first and only OTC eye drops developed with low dose brimonidine tartrate 0.025% for the relief of redness of the eye due to minor irritations, and Alaway® Preservative Free (ketotifen fumarate ophthalmic solution 0.035%) antihistamine eye drops, the first and only OTC preservative-free antihistamine eye itch relief drop approved by the FDA.

•

In Vision Care, we launched Bausch + Lomb INFUSE™ silicone hydrogel (SiHy) daily disposable contact lenses, the only SiHy daily disposable designed with a next generation material infused with ProBalance Technology™ to help maintain ocular surface homeostasis and help reduce symptoms of contact lens dryness, which is experienced by approximately a third of the approximately 45 million lens wearers in the United States.

•	Finally, in Surgical, we brought to market ClearVisc™ dispersive ophthalmic viscosurgical device (OVD) for use in ophthalmic surgery.

We continue to leverage this innovative culture to design, develop and advance creative, ethical eye health pharmaceuticals, devices and other products that address the changing needs of our consumers and patients. We constantly monitor and analyze industry trends and emerging technologies to capture current and future opportunities. We expect to maximize our return on the capital we invest in innovation to address growing opportunities in our industry.

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Trusted Reputation as Loyal Partner with Enduring Long-Term Customer Relationships. We have an industry-leading global footprint with a worldwide organization of approximately 12,000 employees and products sold in approximately 90 countries. We have an established sales network that uniquely positions us to meet customers’ demands across the geographies we serve, building deeply loyal and enduring relationships. Through our teams, we are engaged with various physician and patient associations across the world. These professional relationships are the foundation of our proven track record of converting innovation into trusted products with high sales and provide us additional patient insights and consumer feedback that virtuously informs the innovation effort. We believe the strength

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of our sales force and the breadth of our distribution network along with the history and brand recognition of the Bausch + Lomb name, provides us with an important competitive advantage and helps make Bausch + Lomb a provider of choice even when we do not sell directly to the end user. Even through the COVID-19 pandemic, we continued to engage thousands of eye health professionals through international webinars with world renowned and highly respected scientific leaders.

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Proven, Experienced Management Team with Talented and Dedicated Employees. Our management team is diverse and deeply experienced in the global eye health industry, with significant expertise across global markets. We have great pride in our mission-driven workforce and embrace a culture of transparency and integrity built on our legacy of delivering superior eye health products. We seek to foster a diverse environment that enables all of our employees to feel empowered to drive positive outcomes

Our Strategy for Growth

We strive to enhance our position as a leading global eye health company dedicated to helping people see better to live better, through the delivery of high quality, innovative products. To achieve this goal, we plan to generate sustainable and profitable growth by employing the following strategies:

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Leverage our expertise as an eye health-focused company to strengthen our leading market position. We believe that we are well-positioned to build on our leading market position by expanding our physician and consumer relationships, and continuing to invest in our organization and our product pipeline. We believe that our iconic Bausch + Lomb brand and the depth and breadth of our integrated portfolio will enable us to continue to sustain and expand our market share. Our comprehensive product offering—spanning OTC products, dietary supplements, eye health products, ophthalmic pharmaceuticals, contact lenses, lens care products and ophthalmic surgical devices and instruments—allows us to build strong brand loyalty and engage with patients and consumers throughout the entire continuum of their eye health needs over time. We intend to leverage the synergistic nature of our products, our strong brand equity and our loyal relationships with physicians, patients, consumers and retailers to grow our business globally.

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Increase adoption of our products by growing our addressable market. We believe that the gap between evolving eye health needs and effective treatments represents a significant growth opportunity, and we believe that we have the ability to increase demand for our products by educating customers along with increasing consumerism in our available market. For example, it is estimated that more than 17 million people suffer from visual impairment in China, of which 8 million are blind, yet only 450 cataract surgeries are performed for every 1 million people each year in China. Myopia represents another significant growth opportunity: 2.9 billion people globally had some degree of myopia in 2020, according to Market Scope, which projects this population to rise to more than 3.5 billion by 2023. To increase adoption of our products, we intend to continue our focus on patient, consumer and eye care professional education. In addition, we believe that we can grow our market opportunity by expanding into emerging therapeutic areas and researching and securing other indications for our products. We intend to leverage our global regulatory and commercial capabilities to accelerate product approvals and launches across current and future markets.

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Continuous investment in our market-leading innovation engine to grow our pipeline. We believe our unparalleled eye health knowledge and insights allow us to capitalize on market trends by differentiating our approach to product development, with a pipeline focused on addressing the changing needs of patients, consumers and eye care professionals. We plan to develop and commercialize our global pipeline of over 100 projects in various stages of pre-clinical and clinical development, including new contact lenses and prescription medications for myopia, next-generation cataract equipment, premium IOLs, investigational treatments for dry eye, novel formulation for eye

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vitamins and preservative free formulation of eye drops to accelerate future growth. We believe that our current pipeline is among the strongest in our company’s history, and our ability to continue to invest in our leading research and development activities will continue to drive growth in our pipeline and development of new technologies.

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Continue to invest in our business and people to drive operational excellence. We are well positioned to execute on our strategic vision to create the leading global eye health company. We have made substantial investments in our global organization and infrastructure, which have established a foundation that positions us to drive our growth in an effective and sustainable manner. For instance, since 2017, we have initiated or completed several strategic expansion projects in an aggregate amount of $675 million in order to upgrade our facilities in an effort to ensure we are able to address expected global demand for certain of our contact lens product lines in the future. Our investments in our enterprise infrastructure have been built to enable real-time monitoring of our platform and increase our ability to gain valuable data insights for our customers to capture market opportunities. Our capital deployment strategy is focused on maximizing return on our investments and positioning us to meet future demand over the long-term. We intend to continue investing in our business to drive further improvement in product quality, supply chain efficiency, lean manufacturing, and labor force productivity, which we believe can drive significant shareholder value over time.

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Pursue attractive strategic opportunities to enhance our business. We intend to supplement our internal research and development efforts in a disciplined manner with attractive acquisition, strategic licensing and collaboration opportunities with innovative eye health companies, start-ups and academic institutions. We believe our global scale and reach and focus make us a highly attractive strategic partner and will present us with significant opportunities. We are focused on adding differentiated technologies and products that can further increase our portfolio depth, expand our pipeline, strengthen our competitive positioning, and grow our addressable market. In addition, we plan to integrate and retain the talent and skills that we acquire through our business development activities to further sustain our growth.

Our Product Portfolio

Vision Care / Consumer Health Care

Consumer Health Care Product Portfolio

We market a well-balanced, diverse portfolio of contact lens care products, OTC eye drops and dietary supplements across multiple product categories, geographies, payers and customers. Our lens care product portfolio includes multipurpose solutions, cleaning and conditioning solutions for rigid gas permeable (RGP) lenses, re-wetting drops and saline solutions. We are a market leader in the overall lens care category. Our lens care products include Biotrue®, Boston®, ReNu® and Sensitive Eyes® brands. The remainder of our consumer health care portfolio consists primarily of OTC eye drops, eye vitamins and mineral supplements that address various conditions including eye allergies, conjunctivitis and dry eye. We sell these products predominately through our direct sales force and, in markets where we have little or no direct commercial presence, through independent distributors.

Our principal consumer products include:

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PreserVision® AREDS 2 is a patented eye vitamin formula that contains the exact nutrient formula recommended by the National Eye Institute for people with moderate to advanced age-related macular degeneration following the landmark AREDS 2 clinical study.

•	Ocuvite® is a vitamin and mineral supplement for the eye that contains lutein and zeaxanthin (antioxidant carotenoids), a nutrient that supports macular health by helping filter harmful blue light.

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•

Biotrue® multi-purpose solution helps prevent certain tear proteins from denaturing and fights germs for healthy contact lens wear. Biotrue® multi-purpose solution uses a lubricant found in eyes and is pH balanced to match healthy tears.

•

Bausch + Lomb renu® Advanced Formula multi-purpose solution was launched in 2017 and is a novel soft and silicone hydrogel contact lenses solution that makes use of three disinfectants and two moisture agents.

•	Boston® solution is a specialty cleansing solution design for gas permeable contact lenses.

•

Artelac® is an eye moisturizer eye drop which enables quick wetting of dry eyes. Artelac® contains hypromellose, a known moisturizer, and is used to treat dehydration of the surface of the eye, especially for dry eyes with an unpleasant foreign body sensation. Artelac® is particularly suitable for alleviating mild symptoms of dry eyes and can also be used to moisten hard contact lenses while being worn.

•	LUMIFY® (brimonidine tartrate ophthalmic solution, 0.025%) is an OTC eye drop developed as an ocular redness reliever. LUMIFY® was launched in May 2018.

Consumer Health Care Product Pipeline

We have built and strengthened our consumer product pipeline through internal development initiatives and external business development opportunities and intend to continue developing our pipeline through a combination of internal and external business development initiatives. Our consumer health care product pipeline includes several new line formulations for LUMIFY® (brimonidine tartrate ophthalmic solution, 0.025%), which is an OTC eye drop developed as an ocular redness reliever. We launched this product in the U.S. in May 2018. Currently, we have several line extensions under development and expect Phase 3 clinical studies to commence in 2021.

Vision Care—Product Portfolio

We market a broad portfolio of contact lenses that span the spectrum of wearing modalities, including daily disposable and frequently replaced contact lenses, specialty and cosmetic lenses. Using different technologies, Bausch + Lomb offers soft contact lenses designed to address specific conditions including, myopia, hyperopia, astigmatism, presbyopia and aphakia. We sell our vision care products to eye care professionals and independent optical stores, as well as wholesalers and large-and mid-size retailers (for example, LensCrafters, Walmart Vision Centers, Costco Optical, Target Optical, etc.) and online resellers through a combination of our direct sales force and independent distributors.

Our contact lens product portfolio is one of the broadest in the industry and includes traditional, planned replacement disposable and daily disposable soft contact lenses; multifocal, toric and multifocal toric soft contact lenses (commonly known as specialty contact lenses); and RGP materials. We pioneered the development of soft contact lens technology, and we estimate that we have the number one position in certain key markets by sales, such as China, and developing markets, such as Thailand and India. We market contact lens products under the Bausch + Lomb IFUSETM, Bausch + Lomb ULTRA®, SofLens®, Biotrue® ONEday, Boston®, Bausch + Lomb Lacelle® and PureVision® brand names.

We also see growth being driven by the market’s rapid conversion to daily disposable contact lenses. We also offer toric lenses for people with astigmatism, multifocal lenses for people with presbyopia and multifocal toric lenses for people with astigmatism and presbyopia.

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Our principal vision care products include:

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Bausch + Lomb INFUSE® (known as SiHy Daily AQUALOXTM in Japan and as BAUSCH + LOMB ULTRA® ONE DAY in Canada, Australia and Hong Kong), a silicone hydrogel daily disposable contact lens designed with a next generation material infused with ProBalance TechnologyTM to help maintain ocular surface homeostasis and help reduce symptoms of contact lens dryness. Bausch + Lomb—SiHy Daily AQUALOXTM is a silicone hydrogel daily disposable contact lens designed to provide clear vision throughout the day. Product validation was completed in June 2018 and SiHy Daily AQUALOXTM was launched in Japan in September 2018. Bausch + Lomb INFUSETM was launched in the United States in August 2020 and in Canada, Australia, and Hong Kong in November 2020.

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Bausch + Lomb ULTRA®, a silicone hydrogel frequent replacement contact lens for patients with myopia or hyperopia that uses our proprietary MoistureSeal® technology which allows the contact lens to retain 95% of moisture after 16 hours of wear, limiting lens dryness and resulting symptoms.

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Bausch + Lomb ULTRA® for Astigmatism, a monthly planned replacement contact lens for astigmatic patients developed using our proprietary MoistureSeal® technology. Bausch + Lomb ULTRA® for Astigmatism lenses integrate an OpticAlign® design engineered for lens stability and to promote a successful wearing experience for the astigmatic patient.

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Bausch + Lomb ULTRA® for Presbyopia, a monthly planned replacement contact lens for presbyopic patients developed using the Company’s proprietary MoistureSeal® technology. Bausch + Lomb ULTRA® for Presbyopia lenses integrate our 3-Zone Progressive™ multifocal design with seamless transitions between near, far and intermediate distances for clear, comfortable vision across all distances.

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Bausch + Lomb ULTRA® multifocal for astigmatism, a monthly planned replacement multifocal toric lens combining our 3-Zone ProgressiveTM multifocal design with the stability of its OpticAlign® toric design to address the lifestyle and vision needs of patients with both astigmatism and presbyopia.

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Biotrue® ONEday daily disposable contact lenses for patients with myopia or hyperopia, which are made of a unique material inspired by the natural biology of the eye and feature Surface Active Technology, a patented dehydration barrier. The lens contains 78% water, more moisture than any other soft contact lens and the same water content as the cornea, and maintains nearly 100% of its moisture for up to 16 hours.

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Biotrue® ONEday for Astigmatism, a daily disposable contact lens for astigmatic patients developed using the Company’s proprietary Surface Active Technology. Biotrue® ONEday for Astigmatism includes evolved peri-ballast geometry designed to work with natural blink patterns to deliver stability, clear vision and comfort for the astigmatic patient.

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Biotrue® ONEday for Presbyopia daily disposable contact lens for presbyopic patients developed using the Company’s proprietary Surface Active Technology. Biotrue® ONEday for Presbyopia integrates the Company’s 3-Zone Progressive™ design with seamless transitions between near, far and intermediate distances for clear, comfortable vision across all distances.

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PureVision®, a silicone hydrogel frequent replacement contact lens using AerGel® technology lens material to allow natural levels of oxygen to reach the eye as well as resist protein buildup. The lens also incorporates an aspheric optical design that reduces spherical aberration.

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SofLens® Daily Disposable Contact Lenses, which use ComfortMoist® Technology (a combination of thin lens design and moisture-rich packaging solution) and High Definition Optics™ which is an aspheric design that reduces spherical aberration over a range of powers, especially in low light.

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Vision Care Pipeline

We believe that vision care is a very innovation-sensitive market. As a result, we believe our vision care business will achieve growth through our focus on new materials and products and as we introduce new products we will continue to grow market share. We are developing new materials and expect to continue to introduce innovative products like our Bausch + Lomb INFUSE® contact lens, which is a silicone hydrogel daily disposable contact lens designed with a next generation material infused with ProBalance Technology™ to help maintain ocular surface homeostasis and help reduce symptoms of contact lens dryness. Silicone hydrogel materials provide increased oxygen transmission for eye health, improved safety and increased comfort for end users, and higher profitability to the eye care providers. Silicone hydrogels are the fastest growing materials in the contact lens category. This combination should continue to benefit our other SiHy brands Bausch + Lomb ULTRA®, AQUALOX™ and PureVision®. We have leveraged our expertise in eye health to build a vision care pipeline based on innovative next generation materials and products, and we intend to continue developing our pipeline through a combination of internal and external business development initiatives. Our range of vision care pipeline products are as follows:

•

We launched our SiHy Daily disposable contact lens in the United States in 2020 under the branded name Bausch + Lomb INFUSE™ SiHy Daily Disposable contact lens. This product has also received regulatory approval for Canada, Australia, New Zealand, Hong Kong, South Korea, Singapore and Malaysia where it will be branded as Bausch + Lomb Ultra® ONE DAY.

•	We are developing soft contact lenses for myopia control using design that we globally licensed from Brien Holden Vision Institute (BHVI).

•	We are developing a custom-finished orthokeratology lens with a proprietary software based fitting system for the treatment of myopia, especially in children, which we expect to launch in mid-2021.

Ophthalmic Pharmaceuticals

Ophthalmic Pharmaceuticals Portfolio

We market a broad line of proprietary pharmaceutical products for post-operative treatments and the treatment of a number of eye conditions. Our key product areas include branded and generic prescription ophthalmic pharmaceuticals that are indicated for therapeutic use and can also provide optical correction during healing if required. Our portfolio provides comprehensive product offerings for “front of the eye” diseases, such as bacterial and allergic conjunctivitis, inflammatory conditions of the anterior eye, and our products treat conditions, such as glaucoma, ocular hypertension and retinal diseases. We sell these products predominately through our direct sales force and, in the markets where we have little or no direct commercial presence, through independent distributors.

We have expanded our ophthalmic pharmaceutical product portfolio through new product launches and acquisitions. In 2019, we launched LOTEMAX® SM (loteprednol etabonate ophthalmic gel) 0.38%.

To advance our current and future programs we intend to leverage our expanded expertise in medical, formulation and regulatory, our growing expertise in consumer-based strategies, our expanding global presence and footprint, and our life cycle management initiatives.

Our principal ophthalmic pharmaceutical products include:

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Vyzulta® (latanoprostene bunod ophthalmic solution, 0.024%) is an intraocular pressure lowering single-agent eye drop with dual activity dosed once daily for patients with open angle glaucoma or ocular hypertension and was launched in December 2017.

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LOTEMAX® SM (loteprednol etabonate ophthalmic gel) 0.38%, a new gel drop formulation of loteprednol etabonate, which was designed with novel SubMicron (SM) technology for efficient penetration to key ocular tissues at a low preservative (BAK) level (3.5-10) and a pH close to human tears, indicated for the treatment of postoperative inflammation and pain following ocular surgery.

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Lotemax Suspension® (loteprednol etabonate ophthalmic suspension, 0.5%) is a topical corticosteroid indicated for the treatment of steroid responsive inflammatory conditions of the palpebral and bulbar conjunctiva, cornea, and anterior segment of the globe and for the treatment of post-operative inflammation following ocular surgery.

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Lotemax® Gel is a topical corticosteroid indicated for the treatment of inflammation and pain following ocular surgery. This formulation is a technology that allows the drug to adhere to the ocular surface and offers dose uniformity, which eliminates the need to shake the product in order to ensure the drug is in suspension. The product contains a low concentration of preservative and two known moisturizers. We also have an ointment formulation (Lotemax® Ointment) without any preservatives.

•	Alrex® (loteprednol etabonate ophthalmic suspension, 0.2%) is indicated for the temporary relief of the signs and symptoms of seasonal allergic conjunctivitis.

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Besivance® (besifloxacin ophthalmic suspension, 0.6%) is the first and only chloro-fluoroquinolone indicated for the treatment of bacterial conjunctivitis. It is a new generation potent quinolone antibiotic specifically designed for the ophthalmic use and has no systemic formulation.

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Zylet® (loteprednol etabonate 0.5% and tobramycin 0.3% ophthalmic suspension) indicated for the steroid-responsive inflammatory ocular conditions for which a corticosteroid is indicated and where superficial bacterial ocular infection or a risk of bacterial ocular infection exist.

•	Minims® portfolio including ocular anaesthetics, corticosteroids, mydriatics, cycloplegics, artificial tears, irrigating solutions and diagnostic stain products.

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Prolensa® (bromfenac ophthalmic solution) 0.07% is a nonsteroidal anti-inflammatory drug (NSAID) indicated to treat inflammation and reduce eye pain in patients after cataract surgery. In international markets, we market Yellox® (bromfenac ophthalmic solution, 0.9%) which is indicated for the treatment of postoperative ocular inflammation following cataract extraction.

Ophthalmic Pharmaceutical Product Pipeline

We intend to strengthen our innovative pharmaceuticals pipeline through internal development and external business development opportunities with a focus on life cycle management, generics and “back of the eye” diseases. Our range of ophthalmology pharmaceutical pipeline products are described below:

In October 2019, we acquired an exclusive license from Clearside Biomedical, Inc. (“Clearside”) for the commercialization and development of XIPERETM (triamcinolone acetonide suprachoroidal injectable suspension) in the United States and Canada. XIPERE™ is a proprietary suspension of the corticosteroid triamcinolone acetonide formulated for suprachoroidal administration via Clearside’s proprietary SCS MicroinjectorTM that is being investigated as a targeted treatment of macular edema associated with uveitis. Clearside expects to resubmit its New Drug Application (NDA) for XIPERETM to the FDA in mid-year 2021.

In December 2019, we announced that we had acquired an exclusive license from Novaliq GmbH for the commercialization and development in the United States and Canada of the investigational treatment NOV03 (perfluorohexyloctane), a first-in-class investigational drug that if approved by the FDA will have a novel mechanism of action to treat dry eye disease associated with Meibomian Gland Dysfunction. An initial Phase 3 study was commenced for NOV03 and we released initial topline data in April 2021 showing all primary and secondary endpoints were met. In April 2021, we announced statistically significant topline data from the first of

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two Phase 3 studies and anticipate the readout of topline results from the second Phase 3 study during the second half of 2021 and anticipate filing an NDA in 2022. If approved by the FDA, we believe the addition of this investigational treatment for DED will help build upon our strong portfolio of integrated eye-health products.

On September 21, 2020, we announced that we entered into an agreement which provides us with an option to acquire all ophthalmology assets of Allegro (the “Option”), a privately held biopharmaceutical company focused on the development of therapies that regulate integrin functions for the treatment of ocular diseases. Among the assets to be acquired if the Option is exercised, is the worldwide rights to the investigational compound risuteganib (provisional name: Luminate®), Allegro’s lead investigational compound in retina, which is believed to simultaneously act on the angiogenic, inflammatory and mitochondrial metabolic pathways. If approved by the FDA, risuteganib (Luminate®) would be a new treatment for diseases such as intermediate dry Age-related Macular Degeneration (“AMD”). A U.S. Phase 2a study with risuteganib in intermediate dry AMD met its primary endpoint of vision recovery and Phase 3 testing is in the planning stages.

Surgical

Surgical Product Portfolio

We market one of the most complete ophthalmic surgical portfolio of tools and technologies that includes IOLs and delivery systems, phacoemulsification equipment and other surgical instruments and devices, and products used in cataract, vitreoretinal, refractive and other ophthalmic procedures. Our products include standard and premium IOLs, equipment used in phacoemulsification, disposable surgical packs, hand- held surgical instruments, viscoelastics, disposable blades and microkeratomes used to create corneal flaps, and a femtosecond laser capable of performing both cataract and refractive surgical procedures. We sell our surgical products through a combination of our direct sales force and independent distributors to eye care professionals, physicians (including ophthalmic surgeons), hospitals and ambulatory surgery centers. We are a leader in the ophthalmic surgical market and we estimate that we have the number two and three global market position in vitroretina and cataract surgical products, respectively.

Our principal surgical products include:

•	Vitreoretinal Surgery

•	Stellaris® PC, a combined system with vitreoretinal and cataract surgery capability.

•	Cataract Surgery and Laser Systems

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The Stellaris Elite® vision enhancement system is our next generation phacoemulsification cataract platform, Stellaris Elite® is the first phacoemulsification platform on the market to offer Adaptive FluidicsTM, which combines aspiration control with predictive infusion management to create a responsive and controlled surgical environment for efficient cataract lens removal. Our Stellaris Elite® vision enhancement system was launched in the United States in 2017 and internationally in 2018.

•

VICTUS® femtosecond laser for cataract, corneal and refractive surgery, which delivers multi-mode versatility for cataract and corneal procedures on a single platform. This single laser platform enables surgeons to perform capsulotomies, fragmentation, arcuate incisions, corneal incisions, and LASIK flaps.

•	Teneo VICTUS® femtosecond laser for cataract, corneal and refractive surgery and Teneo® Excimer Laser for refractive surgery.

•	Excimer Laser for refractive surgery.

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•	Intraocular Lenses

•	A portfolio of ophthalmic surgical IOLs, including implantable IOLs such as Akreos®, enVista®, Crystalens® and Trulign®.

•	Surgical Instruments

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Storz Ophthalmic instruments are our suite of surgical instruments which include precision microsurgical instruments, diamond knives and Single-Use surgical instruments, as well as instruments customized for individual surgeons under the Storz Ophthalmic Instrument brand, including Synergetics®, and surgical equipment for cataract, refractive and vitreoretinal surgery.

Surgical Pipeline

We have built and strengthened our ophthalmic surgical pipeline through internal and external development and licensing initiatives and intend to continue developing our pipeline through a combination of internal and external business development initiatives. Our range of surgical pipeline products are developed with the goal to reinforce our position in existing segments as well as entering new segments in order to broaden the offering.

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We have developed the SimplifEye preloaded IOL injector platform for the enVista IOL. We have received approvals from the European Union and Canada and received FDA clearance for the injector and launched this platform in the fourth quarter of 2020.

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In the first quarter of 2021, we launched LuxSmartTM IOLs with extended depth of focus (EDOF) design. We started first implantation in December 2020, and we expanded prelaunch activities in the U.K., France, Germany, Sweden, Italy, Spain, Portugal, Poland, Hong Kong and the Czech Republic in the first quarter of 2021. We expect to expand the launch of LuxSmartTM IOLs in other European countries and select other markets later in 2021.

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We are expanding our portfolio of premium IOLs built on the enVista® platform with EDOF and Trifocal optical designs for presbyopia correction. We expect that both will be commercialized together with our SimplifEye Preloaded injector with two options: non-Toric as well as Toric for astigmatism patients. We expect that the EDOF and Trifocal will be launched in 2023 and 2024, respectively.

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We are developing a new generation Phaco and Vitroretinal combined system that we expect will be a future innovation that builds on the existing Stellaris Elite® vision enhancement system by introducing a new fluidics system, enhancing interconnectivity and networking, expanding surgical parameters and offering a wide range of new peripherals to enhance the surgeons control throughout the surgical procedures.

•	We are developing two new femto lasers with advanced technology that we expect to launch in 2023. These products are designed for the cataract and refractive surgery markets.

•	We are developing new innovative, personalized corneal treatments for our Teneo Excimer laser, which we expect to launch in 2023.

The Separation and the Distribution

On August 6, 2020, Bausch Health Companies Inc. (“BHC”), our parent, announced its intention to separate our eye health business into an independent publicly traded entity from the remainder of BHC. In connection with the Separation (as defined below), we and BHC intend to enter into agreements that provide for certain transactions to effect the transfers of the assets and liabilities of BHC’s eye health business to us and result in the separation of our business from BHC. For more information regarding the assets and liabilities to be transferred to us, see our combined pro forma and historical financial statements and accompanying notes included elsewhere in this prospectus. We refer to the separation transactions, as described in “The Separation and the Distribution,” along with the effectiveness of various agreements between us and BHC, as the “Separation.”

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We also expect to enter into certain other agreements prior to the completion of this offering that will provide a framework for our relationship with BHC after the Separation, including:

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a master separation agreement (the “Master Separation Agreement”) with BHC that will govern (i) the relationship between us and BHC following the completion of this offering (including with respect to the allocation of (x) assets and liabilities to us and BHC and (y) pending, threatened and unasserted legal matters) and (ii) certain matters related to this offering, and which will provide for certain conditions to this offering and the Distribution (as defined below);

•

an arrangement agreement (the “Arrangement Agreement”) with BHC and certain of our respective affiliates, which will set out the terms and conditions of the Arrangement by which the Distribution is currently expected to be implemented;

•	a transition services agreement (the “Transition Services Agreement”) governing BHC’s provision of various services to us, and our provision of various services to BHC, on a transitional basis;

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a tax matters agreement (the “Tax Matters Agreement”) with BHC that will govern our and BHC’s rights, responsibilities and obligations after the closing of this offering with respect to tax matters (including responsibility for taxes attributable to us and our subsidiaries and taxes arising in connection with the Separation and related transactions, entitlement to refunds, allocation of tax attributes, preparation of tax returns, control of tax contests and other matters);

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an employee matters agreement (the “Employee Matters Agreement”) with BHC that will address employment, compensation and benefits matters, including the allocation and treatment of assets and liabilities relating to employees and compensation and benefit plans and programs in which our employees participate prior to the Distribution, as well as other human resources, employment and employee benefit matters;

•

an intellectual property matters agreement (the “Intellectual Property Matters Agreement”) with BHC, which will govern our and BHC’s rights, responsibilities and obligations to use our and BHC’s intellectual property;

•	a real estate matters agreement (the “Real Estate Matters Agreement”) with BHC pursuant to which certain leased and owned property will be transferred to or shared between us and BHC; and

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a registration rights agreement (the “Registration Rights Agreement”) with BHC, pursuant to which we will grant BHC and its affiliates certain registration rights with respect to our common shares owned by them.

See “Certain Relationships and Related Party Transactions—Relationship with BHC” for a more detailed discussion of these agreements. All of the agreements relating to the Separation and the Distribution will be made in the context of a parent-subsidiary relationship and will be entered into in the overall context of our separation from BHC. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See “Risk Factors—Risks relating to the Separation” and “Certain Relationships and Related Party Transactions.”

BHC has informed us that, following the completion of this offering, it currently intends to transfer all or a portion of its remaining equity interest in us to its shareholders by way of an arrangement under applicable corporate law (the “Arrangement”) to be implemented in accordance with the terms and subject to the conditions set out in the plan of arrangement appended to the Arrangement Agreement (as amended from time to time in accordance with the Arrangement Agreement, the “Plan of Arrangement”). The Arrangement Agreement will set out certain representations, warranties and covenants of the parties and sets out certain conditions precedent which must be satisfied or waived in order for the Arrangement to be completed, together with certain rights of termination of each of the parties. Subject to the terms of the Arrangement Agreement, BHC may also effect the

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transfer of its remaining equity interest in us to its shareholders through one or more distributions effected as a dividend to all BHC shareholders, one or more distributions in exchange for BHC shares or other securities, or any combination thereof. Prior to the completion of any such distribution, BHC may also sell a portion of its remaining equity interest in us through an offering to third parties. We refer to any such distribution and/or sale, as described in “The Separation and the Distribution,” as the “Distribution.”

BHC has agreed not to effect the Distribution for a period of                 days after the date of this prospectus. See “Underwriting.” Subject to the Arrangement Agreement, BHC has no obligation to pursue or consummate any further dispositions of its ownership interest in us, including through the Distribution, by any specified date or at all and it may retain its ownership interest in us indefinitely or dispose of all or a portion of its ownership interest in us in a sale or other transaction. If pursued, the Distribution would be subject to various conditions, including those set out in the Arrangement Agreement. These conditions include receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions, and in the case of a tax-free transaction, an opinion of counsel and a tax ruling from the Canada Revenue Agency (a “Tax Ruling”) confirming the tax-free treatment of the transaction to BHC and its shareholders, and the Company and its shareholders. Completion of the Arrangement would also be subject to approval by BHC’s shareholders and the receipt of the Interim and Final Orders (as defined below). The conditions to the Distribution may not be satisfied, BHC may decide not to consummate the Distribution even if the conditions are satisfied or BHC may decide to waive one or more of these conditions and consummate the Distribution even if all of the conditions are not satisfied. See “The Separation and the Distribution—Agreements with BHC—Arrangement Agreement.”

Prior to this offering, we are a wholly owned subsidiary of BHC. Immediately following the completion of this offering, we expect that BHC will beneficially own approximately     % of our outstanding common shares (or approximately     % if the underwriters’ option to purchase additional common shares is exercised in full). As a result, since BHC will continue to own a majority of our common shares following the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance requirements of the NYSE and “majority controlled” for purposes of the majority voting requirements of the TSX. Accordingly, we will be exempt from certain corporate governance requirements of the NYSE until such time we cease to be a “controlled company,” including requirements that a majority of our Board of Directors consist of independent directors and having a compensation committee and a nominating and corporate governance committee that is composed entirely of independent directors. We may take advantage of these exemptions following the completion of this offering. Upon completion of the Distribution, we will no longer qualify as a controlled company and will be required to fully implement NYSE corporate governance requirements within one year of the Distribution. See “Management—Controlled Company Exception.” For purposes of the TSX rules, while we remain “majority controlled,” we may take advantage of an exemption from the requirement to implement a majority voting policy. See “Management—Majority Voting Policy.”

We believe, and BHC has advised us that it believes, that the Separation, this offering and the Distribution will provide a number of benefits to our business and to BHC’s business. These intended benefits include improving the strategic and operational flexibility of both companies, increasing the focus of the management teams on their respective business operations and allowing each company to adopt the capital structure, investment policy and dividend policy best suited to its financial profile and business needs, and providing each company with its own equity to facilitate acquisitions and to better incentivize management. In addition, as we will be a stand-alone company, potential investors will be able to invest directly in our business. There can be no assurance that we will achieve the expected benefits of the Separation and the Distribution in a timely manner or at all. See “Risk Factors—Risks relating to the Separation.”

Summary of Risk Factors

An investment in our company is subject to a number of risks, including risks relating to our business, risks relating to the Separation and risks relating to this offering and ownership of our common shares. Set forth below

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is a high-level summary of some, but not all, of these risks. For a more thorough description of these risks, please read the information in “Risk Factors” included elsewhere in this prospectus.

Risks relating to our business

•	The effect of the COVID-19 pandemic on our business, financial condition, cash flows and results of operations;

•

Our ability to successfully develop our pipeline of products, which is highly uncertain and requires significant expenditures and time, including risks relating to obtaining necessary government approvals;

•	Failure to comply with post-approval legal and regulatory requirements for our marketed products;

•

Interruptions to our manufacturing operations and those of our third-party manufacturers, including as a result of failure to comply with applicable regulations, issues relating to inventory levels or fluctuations in buying patterns by our large distributors and retail customers and supply chain disruptions;

•	The impact of competition and new medical and technological developments in our markets;

•	Failure to yield new products that achieve commercial success;

•	The loss of the services of, or our inability to recruit, retain, motivate, our executives and other key employees;

•	Pricing decisions, including as a result of price changes and/or new programs to enhance patient access to our products;

•	Failure to maintain our relationships with healthcare providers who recommend our products to their patients;

•	International operations risks associated with conducting the majority of our business outside the United States;

•	The loss of patent protection or exclusivity rights and, even where we retain patent protection or exclusivity rights, competition from similar products in the markets in which we participate;

•

Our dependence on information technology systems and infrastructure, including the risk that any breakdown, interruption, breach or other compromise of our information technology systems or those of our third party service providers could subject us to liability or interrupt the operation of our business;

•	Competition for our pharmaceutical, OTC products or medical devices;

•	Enactment of new regulations or changes in existing regulations related to the research, development, testing and manufacturing of our products;

•	Further concentration of sales with large wholesale and retail customers or fluctuations in their buying patterns;

•	Product recalls or voluntary market withdrawals; and

•	Changes in market acceptance of our products due to inadequate reimbursement for such products or otherwise.

Risks relating to the Separation

•	We may not realize the anticipated benefits from the Separation, and the Separation could harm our business;

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We have no recent history of operating as an independent company, and our historical and unaudited pro forma financial information is not necessarily indicative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results;

•	The Distribution may not occur;

•	Following the Separation, our financial profile will change and we will be a smaller, less diversified company than BHC prior to the Separation;

•

The development of our operations and infrastructure in connection with the Separation, and any future expansion of such operations and infrastructure, may not be entirely successful, and may strain our operations and increase our operating expenses;

•

Until the completion of the Distribution, BHC will control the direction of our business, and the concentrated ownership of our common shares will prevent you and other shareholders from influencing significant decisions;

•

Certain contracts used in our business will need to be replaced, or assigned from BHC or its affiliates to us in connection with the Separation, which may require the consent of the counterparty to such an assignment, and failure to obtain such replacement contracts or consents could increase our expenses or otherwise adversely affect our results of operations;

•

After the Separation, some of our directors and officers may have actual or potential conflicts of interest because of their equity ownership in BHC, and some of our directors may have actual or potential conflicts of interest because they also serve as officers of BHC;

•	Potential tax liabilities that may arise as a result of the Separation or related transactions; and

•	Certain requirements of the public company “butterfly reorganization” rules in Section 55 of the Tax Act depend on events that may not be within our control.

Risks relating to this offering and ownership of our common shares

•

We cannot be certain that an active trading market for our common shares will develop or will be sustained after the Separation and, following the Separation, the price of our common shares may fluctuate significantly;

•	Our historical combined financial data is not necessarily representative of the results we would have achieved as a standalone company and may not be a reliable indicator of our future results;

•

As long as BHC owns a majority of our common shares, we may rely on certain exemptions from the corporate governance requirements of the NYSE available to “controlled companies” and of the TSX available to “majority controlled” companies;

•	A significant number of our common shares may be sold following the Separation, which may cause our stock price to decline;

•	We will no longer be a wholly owned subsidiary of our parent company BHC and as a publicly traded company there may be substantial changes in our shareholder base; and

•	Your percentage of ownership in Bausch + Lomb may be diluted in the future.

Corporate and Other Information

Our business was founded in 1853 and incorporated in the State of New York in 1908 (“Old Bausch + Lomb”). From December 1958 to October 2007, Old Bausch + Lomb’s common stock traded under the symbol

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“BOL” on the NYSE and was registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In 2007, Old Bausch + Lomb de-listed its common stock from the NYSE and terminated its registration under the Exchange Act in connection with its acquisition and merger by Warburg Pincus, LLC and Welsh, Carson, Anderson & Stowe. To effect the acquisition, a subsidiary of a Delaware corporation wholly owned by BHC merged with and into Old Bausch + Lomb. Old Bausch + Lomb continued as the surviving company after the merger. In 2013, Bausch Health Companies Inc. or BHC (formerly Valeant Pharmaceuticals International Inc.) acquired Old Bausch + Lomb.

We were incorporated under the CBCA on August 19, 2020. Unless the context suggests otherwise, references in this prospectus to “Bausch + Lomb,” the “Company,” “we,” “us,” and “our” refer to Bausch + Lomb and its consolidated subsidiaries after giving effect to the transactions described under “The Separation and the Distribution.” Prior to the effectiveness of the registration statement of which this prospectus is a part, Bausch + Lomb will remain a wholly owned subsidiary of BHC which owns the common shares being sold in this offering. Bausch + Lomb will not receive any proceeds from the sale of the common shares in this offering. All of the proceeds from this offering will be received by Bausch + Lomb’s parent company BHC.

Our executive offices are located at 520 Applewood Crescent, Vaughan, Ontario, Canada L4K 4B4 and our telephone number is (905) 695-7700. Our Internet website address is www.                .com. Information on, or accessible through, our website is not part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

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THE OFFERING

Common shares offered by BHC	shares

Common shares to be outstanding after this offering	shares

Over-allotment option	BHC has granted the underwriters an option for a period of 30 days to purchase up to an additional common shares at the initial public offering price less underwriting commissions to cover over-allotments, if any.

Use of proceeds	We will not receive any proceeds from the sale of our common shares in this offering. All of the proceeds from this offering will be received by our parent company, BHC. Prior to this offering, we are a wholly owned subsidiary of BHC which owns the common shares being sold in this offering. See “Use of Proceeds.”

Dividend policy	We do not expect to pay dividends on our common shares for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business. See “Dividend Policy.”

Proposed Stock Exchange Symbol	We intend to apply for listing of our common shares on the NYSE and the TSX under the symbol “ .” The NYSE and TSX have not conditionally approved our listing applications and there is no assurance that the NYSE and the TSX will approve our listing applications.

Risk Factors	You should read the section entitled “Risk Factors” for a discussion of some of the risks and uncertainties you should carefully consider before deciding to invest in our common shares.

The number of common shares to be issued and outstanding after the completion of this offering is based on shares of common shares issued and outstanding as of                     , 2021 and excludes an additional                  shares reserved for issuance under the Bausch + Lomb Stock Option Plan (as defined herein),                  of which remain available for grant.

Unless otherwise indicated, the information presented in this prospectus:

•	gives effect to the transactions described under “Certain Relationships and Related Party Transactions—Relationship with BHC;”

•	assumes an initial public offering price of $ per share, the midpoint of the price range set forth on the front cover page of this prospectus;

•	assumes no exercise by the underwriters of their option to purchase an additional common shares from BHC to cover over-allotments; and

•

does not include the                 common shares underlying unvested restricted stock units and stock options that will be issued to certain employees pursuant to our incentive compensation and stock plan in connection with this offering.

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SUMMARY HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The summary historical combined statement of operations data and the combined statement of cash flows data for the years ended December 31, 2020, 2019 and 2018 has been derived from our audited combined financial statements included elsewhere in this prospectus. The historical combined balance sheet data as of December 31, 2018 was derived from Bausch + Lomb’s underlying financial records, which were derived from the financial records of BHC. Our combined financial statements include expense allocations for certain support functions that are provided on a centralized basis within BHC, such as expenses for business technology, facilities, legal, finance, human resources, business development, external affairs and procurement, among others, as well as certain manufacturing costs incurred by manufacturing sites that are shared with other BHC business units, BHC’s global external supply group and BHC’s global logistics and support group. BHC does not routinely allocate these costs to any of its business units. These allocations are based on either a specific identification basis or based on a reasonable allocation driver such as net sales, headcount, square footage usage or other allocation methods depending on the nature of the services and/or costs.

The Pro Forma Information set out below has been derived from Bausch + Lomb’s historical financial information. See “Capitalization” and “Unaudited Pro Forma Condensed Combined Financial Statements” for further details.

The financial statements included in this prospectus may not be indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we operated as a standalone public company during the periods presented, including changes that will occur in our operations and capital structure as a result of this offering and the Separation.

The unaudited pro forma condensed combined balance sheet at             , 2021, and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020, are presented to give effect to:

Transaction accounting adjustments, including:

•

the reclassification of BHC’s net investment in Bausch + Lomb into additional paid-in capital and common shares, to reflect the number of common shares of Bausch + Lomb expected to be outstanding at the effective date of this registration statement and the issuance of the BHC Purchase Debt and the completion of the other separation transactions, as described in “The Separation and the Distribution”; and

•

the anticipated: (i) incurrence of $                 million of indebtedness under Bausch + Lomb’s new Credit Facilities (as defined below) and (ii) repayment by Bausch + Lomb to BHC of $                 million in respect of the BHC Purchase Debt (as defined below) (collectively, the “Financing Transactions”).

Autonomous entity adjustments, including:

•	the incremental costs Bausch + Lomb expects to incur as an autonomous entity;

•	the one-time expenses associated with separation of Bausch + Lomb; and

•

the impact of the Master Separation Agreement, the Arrangement Agreement, the Transition Services Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Intellectual Property Matters Agreement, the Real Estate Matters Agreement and the Registration Rights Agreement between Bausch + Lomb and BHC and the provisions contained therein.

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as if such transactions occurred on                     , 2021, in the case of the unaudited pro forma condensed combined balance sheet, and January 1, 2020, in the case of the unaudited pro forma condensed combined statement of operations.

The summary unaudited pro forma combined financial data below is based upon available information and assumptions that we believe are reasonable. The unaudited pro forma combined financial data is for illustrative and informational purposes only and is not intended to represent what our financial condition or results of operations would have been had such transactions occurred on the dates indicated. The unaudited pro forma financial data also should not be considered representative of our future financial condition or results of operations.

Our combined financial statements have been prepared in accordance with U.S. GAAP. You should read the summary historical combined financial data set forth below in conjunction with the sections entitled “Management Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Condensed Combined Financial Statements” and in conjunction with Bausch + Lomb’s combined financial statements and the related notes included elsewhere in this prospectus.

	Pro Forma Year Ended December 31, 2020	Historical
		Years Ended December 31,
		2020	2019	2018
	(in millions, except share and per share data)
Combined Statement of Operations Data:
Revenues
Product sales	$	$3,381	$3,729	$3,615
Other revenues		31	49	50

		3,412	3,778	3,665

Expenses
Cost of goods sold (excluding amortization and impairments of intangible assets)		1,269	1,301	1,287
Cost of other revenues		16	26	26
Selling, general and administrative		1,253	1,382	1,327
Research and development		253	258	221
Amortization of intangible assets		323	348	377
Other expense (income), net		38	67	11

		3,152	3,382	3,249

Operating income		260	396	416
Interest income		3	1	—
Foreign exchange and other		27	2	1

Income before (provision for) benefit from income taxes		290	399	417
(Provision for) benefit from income taxes		(307)	(96)	302

Net (loss) income		(17)	303	719
Net income attributable to noncontrolling interest		(1)	(5)	(9)

Net (loss) income attributable to Bausch + Lomb	$	$(18)	$298	$710

Net (loss) income attributable to Bausch + Lomb per common share	$
Weighted average number of common outstanding—Basic
Diluted earnings per common share	$
Weighted average number of common shares outstanding—Diluted

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	Historical
	Years Ended December 31,
	2020	2019	2018
	(in millions)
Combined Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$522	$799	$763
Investing activities	(256)	(186)	(74)
Financing activities	(232)	(606)	(665)

	Pro Forma As of , 2021	Historical As of , 2021
(in millions)
Combined Balance Sheet Data:
Cash and cash equivalents	$	$
Total assets
Total Bausch + Lomb shareholders’ equity

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RISK FACTORS

Our business, financial condition, cash flows and results of operations are subject to various risks and uncertainties. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including those risks set forth under the heading entitled “Forward-Looking Statements” before making any investment decision with respect to our common shares. If any of the risks or uncertainties actually occur or develop, our business, financial condition, cash flows, results of operations and/or future growth prospects could change, and such change could be materially adverse to us and/or the value of our common shares. Under these circumstances, the market value of our common shares could decline, and you could lose all or part of your investment in our common shares.

Risks Relating to COVID-19

The ongoing COVID-19 pandemic, the rapidly evolving reaction of governments, private sector participants and the public to that pandemic and/or the associated economic impact of the pandemic and the reactions to it, could adversely and materially impact our business, financial condition, cash flows and results of operations.

The ongoing COVID-19 pandemic and the rapidly evolving reaction of governments, private sector participants and the public in an effort to contain the spread of COVID-19 and/or address its impacts have intensified and have had significant direct and indirect effects on businesses and commerce generally, including disruption to supply chains, employee base and transactional activity, facilities closures and production suspensions, and significantly increased demand for certain goods and services, such as pandemic-related medical services and supplies, alongside decreased demand for others, such as retail, hospitality, travel and elective surgery.

As a result of the impact of COVID-19, we have experienced and may continue to experience delays in and postponement of our clinical trial programs and reduced demand for certain of our products due to the deferral of elective medical procedures and of doctor visits. In addition, restrictions on outpatient surgery and other medical procedures due to COVID-19, along with reduced demand for contact lenses relating to consumer fears that eye contact could result in infection spread, negatively impacted our results of operations for the year ended December 31, 2020, and if such issues recur in the future, our results of operations may be adversely impacted as a result. Depending on future developments with respect to COVID-19, we may continue to experience those effects as a result of the pandemic, the reactions of governments, private sector participants and the public to the pandemic and the associated disruption to business and commerce generally.

For example, we may experience:

•	further material closures or disruptions to our manufacturing sites (including Milan and our two sites in China);

•	lack of availability of active pharmaceutical ingredients, or APIs, and intermediates, or other supply chain disruptions, including for some of our key products;

•

continued alternative working arrangements, including personnel working remotely and additional cleaning or sterilization protocols at our production facilities, which could negatively impact our business should such arrangements remain for an extended period of time;

•

interruption or delays in the operations of the United States Food and Drug Administration (“FDA”), the European Medical Agency (“EMA”) and other regulatory authorities, which may impact review and approval timelines for our planned trials and launches;

•	delays or difficulties in enrolling patients in our clinical trials;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

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diversion of health care resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•

interruption or postponement of key clinical trial activities, such as clinical trial site data monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others or interruption of clinical trial subject visits and study procedures, which may impact the integrity of subject data and clinical study endpoints;

•

limitations on employee resources that would otherwise be focused on our business and operations, such as the conduct of our preclinical studies and clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

•

delays in or postponements of our clinical trial programs as a result of “stay at home” orders affecting our research facilities or the closure of such research facilities, which may impact the timing, approval and launch of the affected clinical trial programs;

•

recurrence of deferrals of elective or elective medical procedures and of doctor visits, and reduced use of contact lens, as consumers may fear that eye contact could result in infection spread, which may reduce demand for certain of the Company’s products, including our contact lens products and certain branded pharmaceutical products in our eye care businesses;

•	delays or difficulties in our and our business partners’ ability to access physicians, which may in turn impact our ability to train physicians to use our devices and provide needed services; and

•	adverse effects on the regional economies in which we operate which could reduce demand for certain of the Company’s products.

The extent and duration of the pandemic, the reactions of governments, private sector participants and the public to that pandemic and the associated disruption to business and commerce generally, and the extent to which these may impact our business, financial condition, cash flows and results of operations in particular, will depend on future developments which are highly uncertain and many of which are outside our control and cannot be predicted with confidence. Such developments include the ultimate geographic spread and duration of the pandemic, the availability and effectiveness of vaccines for COVID-19, new information which may emerge concerning the severity of COVID-19, the effectiveness and intensity of measures to contain COVID-19 and/or address its impacts, and the economic impact of the pandemic and the reactions to it. Such developments, among others, depending on their nature, duration and intensity, could have a significant adverse effect on our business, financial condition, cash flows, results of operations and could cause the market value of our common shares to decline and may exacerbate other risk factors disclosed elsewhere in this “Risk Factors” section.

Development and Regulatory Risks

The successful development of our pipeline products is highly uncertain and requires significant expenditures and time. In addition, obtaining necessary government approvals is time-consuming and not assured. The failure to commercialize certain of our pipeline products could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

We currently have a number of pipeline products in development. We and our development partners, as applicable, conduct extensive preclinical studies and clinical trials to demonstrate the safety and efficacy in humans of our pipeline products in order to obtain regulatory approval for the sale of our pipeline products. Preclinical studies and clinical trials are expensive, complex, can take many years and have uncertain outcomes. None of, or only a small number of, our research and development programs may actually result in the commercialization of a product. We will not be able to commercialize our pipeline products if preclinical studies do not produce successful results or if clinical trials do not demonstrate safety and efficacy in humans. Furthermore, success in preclinical studies or early-stage clinical trials does not ensure that later stage clinical

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trials will be successful nor does it ensure that regulatory approval for the product candidate will be obtained. In addition, the process for the completion of pre-clinical and clinical trials is lengthy and may be subject to a number of delays for various reasons, which would delay the commercialization of any successful product. If our development projects are not successful or are significantly delayed, we may not recover our substantial investments in the pipeline product and our failure to bring these pipeline products to market on a timely basis, or at all, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

In addition, the FDA and Health Canada approval must be obtained in the U.S. and Canada, respectively, EMA approval (drugs) and CE Marking (devices) and/or registration under the European Commission’s Medical Device Regulation (“MDR”) 2017/745 must be obtained in countries in the European Union (“EU”) and similar approvals must be obtained from comparable agencies in other countries, prior to marketing or manufacturing new pharmaceutical and medical device products for use by humans. Obtaining such regulatory approvals for new products and devices and manufacturing processes can take a number of years and involves the expenditure of substantial resources. We may face additional challenges with respect to EMA approval and CE Marking in the EU as a result of additional requirements for approval in the EU that may be more burdensome than those required by the FDA and Health Canada. Even if such products appear promising in development stages, regulatory approval may not be achieved and no assurance can be given that we will obtain approval in those countries where we wish to commercialize such products. Nor can any assurance be given that if such approval is secured, the approved labeling will not have significant labeling limitations, including limitations on the indications for which we can market a product, or require onerous risk management programs. Furthermore, from time to time, changes to the applicable legislation or regulations may be introduced that change these review and approval processes for our products, which changes may make it more difficult and costly to obtain or maintain regulatory approvals.

Our marketed products will be subject to ongoing regulatory review.

Following initial regulatory approval of any products, we or our partners may develop or acquire, we will be subject to continuing regulatory review by various government authorities in those countries where our products are marketed or intended to be marketed, including the review of adverse drug events and clinical results that are reported after product candidates become commercially available. In addition, we are subject to ongoing audits and investigations of our facilities and products by the FDA, as well as other regulatory agencies in and outside the United States.

If we fail to comply with the regulatory requirements in those countries where our products are sold, we could lose our marketing approvals or be subject to fines or other sanctions. Also, as a condition to granting marketing approval of a product, the applicable regulatory agencies may require a company to conduct additional clinical trials or remediate Current Good Manufacturing Practice (“CGMP”) issues, the results of which could result in the subsequent loss of marketing approval, changes in product labeling or new or increased concerns about side effects or efficacy of a product.

In April 2017, the European Union adopted MDR, which repeals and replaces the Medical Device Directive (“MDD”) and active implantable medical devices Directive (“AIMDD”) 90/385/EEC. The MDR, for most parts, becomes applicable on May 26, 2021. Under the MDR, several transitional measures apply to medical devices that are certified under the MDD or AIMDD prior to May 26, 2021 or, for class I device, for which a declaration of conformity was drawn up prior to May 26, 2021, allowing these devices to be placed on the market after May 26, 2021 under certain conditions for a transitional period. However, if we make any significant changes in the design or intended purpose of our devices, they will no longer benefit from such transitional periods. Generally, the MDR imposes stricter requirements on manufacturers, importers and distributors of medical devices. Moreover, the requirements to provide clinical data for medical devices has become stricter and as a result we may need to conduct new time consuming and costly clinical investigations with our existing medical devices to meet the new requirements, including to obtain CE certificates under the MDR. We may, or may not,

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be able to provide this data in time to obtain MDR certifications in a timely fashion when our existing certificates expire. These new regulations impact all of our existing and pipeline medical device products being sold in the EEA for which we are legal manufacturer, importer and/or distributor, including contact lens, lens care, eye health, aesthetic and surgical areas, as well as certain of our products outside the EEA, which rely on the EEA registration to support registration in those other countries. These products, in the aggregate, account for a meaningful portion of our net revenue in this region. While we are working to ensure compliance with these new regulations for all impacted products, we may not be able to achieve compliance for all products within the applicable transition period. If we fail to achieve compliance, we will not be able to market and sell the non-compliant products in the EEA, nor will we be able to rely on the non-compliant registration for such products in regions outside of the EEA, which could have a material adverse effect on our business, financial condition, cash flows and results of operations in the EEA and, possibly, on a consolidated basis, and could cause the market value of our common shares to decline.

As explained below, while EU law is applicable in Northern Ireland, the UK Medical Devices Regulations 2002/68 also need to be complied with in Great Britain. Medical device manufacturers who have CE marked devices will be able to continue to place them on the market in the whole of the UK until July 1, 2023 without a change in labeling. After that, devices destined for Great Britain will be required to follow the UK regulatory regime and to be labeled with the UKCA mark. Northern Ireland will, however, continue to accept CE marked devices. There are some extra hurdles for manufacturers who are based outside the UK such as the requirement to appoint a UK Responsible Person (“UKRP”) to take on certain regulatory responsibilities with respect to the Medicines and Healthcare products Regulatory Agency (“MHRA”) and users or customers in the UK. To enable devices to be placed on the market in the UK after January 1, 2021 (even for CE marked devices), a UK manufacturer must register with the MHRA, as must a UKRP for an overseas manufacturer, such registering entity will then register each of the devices for which they are responsible for placing on the market in the UK, whether in Great Britain or Northern Ireland. This may create added expense and challenges as explained below.

For Switzerland, pursuant to the Mutual Recognition Agreement (“MRA”) in place between the EEA and Switzerland, our products bearing a CE mark may currently be exported from the EEA to Switzerland. However, this MRA is only valid until May 25, 2021 and if no new MRA has been agreed to by then, Switzerland will be considered a third country with respect to medical devices.

In addition, incidents of adverse drug reactions, unintended side effects or misuse relating to our products could result in additional regulatory controls or restrictions, or even lead to the regulatory authority requiring us to recall or withdraw the product from the market. Further, if faced with these incidents of adverse drug reactions, unintended side effects or misuse relating to our products, we may elect to voluntarily implement a recall or market withdrawal of our product. A recall or market withdrawal, whether voluntary or required by a regulatory authority, may involve significant costs to us, potential disruptions in the supply of our products to our customers and reputational harm to our products and business, all of which could harm our ability to market our products and could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

Complying with existing government regulation of dietary supplements, including our eye vitamins and mineral supplements, in the U.S., Canada and elsewhere could increase our costs significantly and adversely affect our financial results.

The manufacturing, formulation, packaging, labeling and advertising of the Company’s dietary supplement products are also subject to regulation by certain federal, state and foreign agencies, including the FDA, the Federal Trade Commission (the “FTC”), and the Consumer Product Safety Commission, in the U.S., and by Health Canada in Canada.

The FDA has authority in the U.S. over the adulteration or misbranding of dietary supplements. There are requirements relating to ingredient safety, new dietary ingredient notifications, labeling, claims notifications, and

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adverse event reporting among other requirements. While we believe our products comply with those requirements, the FDA may challenge positions we have taken with respect to the formulation or labeling of a dietary supplement product. We are also subject to risks relating to evolving regulations of dietary supplement products, including our eye vitamins and mineral supplements, as the FDA and other applicable agencies have in the past and may in the future consider additional or more stringent regulations of dietary supplements and other products. Such developments could require reformulation of certain of our products to meet new standards, additional record-keeping obligations, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, adverse event reporting or similar obligations, or could result in recalls or the discontinuance of certain of our products that are not able to be reformulated. Any such developments could increase our costs significantly. In addition, the FDA also has comprehensive regulations for CGMP for those who manufacture, package or hold dietary supplement products. These regulations focus on practices that ensure the identity, purity, quality, strength and composition of dietary supplements manufacture. We or our contract manufacturers may not be able to comply with such regulations without incurring additional expenses, which could be significant.

The United Kingdom’s exit from the European Union may impact the development and the regulatory approval and review of certain of our products.

On June 23, 2016, the United Kingdom (“UK”) held a referendum on its membership in the EU, in which United Kingdom voters approved an exit from the EU (“Brexit”). On March 29, 2017, the United Kingdom formally notified the European Council pursuant to Article 50 of the Treaty of Lisbon of its intention to leave the EU. On January 31, 2020 (“Exit Day”), the UK ceased to be a member state of the EU. EU law applicable to the UK continued to apply to and in the UK for the duration of a transition period which expired on December 31, 2020 (the “Transition Period”). During the Transition Period, the EU and the UK negotiated the terms of their future relationship and on December 31, 2020 entered into a Trade and Cooperation Agreement, an Agreement on Nuclear Cooperation and an Agreement on Security Procedures for Exchanging and Protecting Classified Information. Subject to certain exceptions, domestic law derived from EU law, EU law directly applicable in the UK and EU rights, powers, liabilities and obligations recognized and available in the UK in each case immediately before the expiration of the Transition Period was retained by the UK, but in the future UK law may diverge from EU law. Following the Brexit vote, the EU moved the European Medicines Agency’s headquarters from the UK to the Netherlands, which could result in disruptions and delays in new drug approvals in the EU. In addition, we could face new regulatory costs and challenges that could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Manufacturing and Supply Risks

If we or our third-party manufacturers are unable to manufacture our products or the manufacturing process is interrupted due to failure to comply with regulations or for other reasons, the interruption of the manufacture of our products could adversely affect our business. Other manufacturing and supply difficulties or delays may also have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

Our manufacturing facilities and those of our contract manufacturers must be inspected and found to be in full compliance with CGMP, quality system management requirements or similar standards before approval for marketing. Compliance with CGMP regulations requires the dedication of substantial resources and requires significant expenditures. In addition, while we attempt to build in certain contractual obligations on our third party manufacturers, we may not be able to ensure that such third-parties comply with these obligations. Our failure or that of our contract manufacturers to comply with CGMP regulations, quality system management requirements or similar regulations outside of the United States, or compliance with environmental laws or regulations, could result in enforcement action by the FDA or its foreign counterparts, or other regulatory bodies, including, but not limited to, warning letters, fines, injunctions, civil or criminal penalties, recall or seizure of products, total or partial suspension of production or importation, suspension or withdrawal of regulatory

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approval for approved or in-market products, refusal of the government to renew marketing applications or approve pending applications or supplements, refusal of certificates for export to foreign jurisdictions, suspension of ongoing clinical trials, imposition of new manufacturing requirements, closure of facilities and criminal prosecution. These enforcement actions could lead to a delay or suspension in production, which could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows and could cause the market value of our common shares to decline.

In addition, our manufacturing and other processes use complicated and sophisticated equipment, which sometimes requires a significant amount of time to obtain and install. Manufacturing complexity, testing requirements and safety and security processes combine to increase the overall difficulty of manufacturing these products and resolving manufacturing problems that we may encounter. Although we endeavor to properly maintain our equipment (and require our contract manufacturers to properly maintain their equipment), including through on-site quality control and experienced manufacturing supervision, and have key spare parts on hand, our business could suffer if certain manufacturing or other equipment, or all or a portion of our or their facilities, were to become inoperable for a period of time. We could experience substantial production delays or inventory shortages in the event of any such occurrence until we or they repair such equipment or facility or we or they build or locate replacement equipment or a replacement facility, as applicable, and seek to obtain necessary regulatory approvals for such replacement. Any interruption in our manufacture of products could adversely affect the sales of our current products or introduction of new products and could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

The supply of our products to our customers (or, in some cases, supply from our contract manufacturers to us) is subject to and dependent upon the use of transportation services. Disruption of transportation services (including as a result of weather conditions) could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline. In addition, any prolonged disruption in the operations of our existing distribution facilities, whether due to technical, labor or other difficulties, weather conditions, equipment malfunction, contamination, failure to follow specific protocols and procedures, destruction of or damage to any facility or other reasons, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

For some of our finished products and raw materials, we obtain supply from one or a limited number of sources. If we are unable to obtain components or raw materials, or products supplied by third parties, our ability to manufacture and deliver our products to the market would be impeded, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

Some components and raw materials used in our manufactured products and some finished products sold by us, are currently available only from one or a limited number of domestic or foreign suppliers. For example, with respect to some of our largest or most significant products, the supply of the finished product for each of our LUMIFY®, VYZULTA®, SofLens®, Ocuvite®, PreserVision®, renu®, Xenazine® and PureVision® products are only available from a single source and the supply of API for each of our VYZULTA® and Xenazine® products are also only available from a single source. In the event an existing supplier fails to supply product on a timely basis and/or in the requested amount, supplies product that fails to meet regulatory requirements, becomes unavailable through business interruption or financial insolvency or loses its regulatory status as an approved source or we are unable to renew current supply agreements when such agreements expire and we do not have a second supplier, we may be unable to obtain the required components, raw materials or products on a timely basis or at commercially reasonable prices. We attempt to mitigate these risks by maintaining safety stock of these products, but such safety stock may not be sufficient. In addition, in some cases, only a single source of active pharmaceutical ingredient is identified in filings with regulatory agencies, including the FDA, and cannot be changed without prior regulatory approval, which would involve time and expense to us. A prolonged

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interruption in the supply of a single-sourced raw material, including the API, or single-sourced finished product could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline. In addition, these third-party manufacturers may have the ability to increase the supply price payable by us for the manufacture and supply of our products, in some cases without our consent.

As a result, our dependence upon others to manufacture and supply our products may adversely affect our profit margins and our ability to obtain approval for and produce our products on a timely and competitive basis, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

Changes in inventory levels or fluctuations in buying patterns by our large distributor and retail customers may adversely affect our sales and earnings and add to sales variability from quarter to quarter.

We balance the need to maintain inventory levels that are sufficient to ensure competitive lead times against the risk of inventory obsolescence because of changing customer requirements, fluctuating commodity prices, changes to our products, product transfers or the life-cycle of our products. In order to successfully manage our inventories, we must estimate demand from our customers and produce products that substantially correspond to that demand. If we fail to adequately forecast demand for any new or existing product, or fail to determine the appropriate product mix for production purposes, we may face production capacity issues in manufacturing sufficient quantities of a given product. In addition, failures in our information technology systems or human error could also lead to inadequate forecasting of our overall demand or product mix.

We have a significant number of unique products and we anticipate that number will continue to grow over time. As a result, the demand forecasting precision required for us to avoid production capacity issues will also increase, which could increase the risk of product unavailability and lost sales. Additionally, an increasing number of unique products could increase global inventory requirements, negatively impacting our working capital performance and leading to write-offs due to obsolescence and expired products.

Due to the lead times necessary to obtain and install new equipment and ramp up production of product lines, if we fail to adequately forecast the need for additional manufacturing capacity, whether for new or existing products, we may be unable to scale production in a timely manner to meet demand for our products. In addition, the technically complex manufacturing processes required to manufacture many of our products increase the risk of production failures and can increase the cost of producing our goods. As a result, because the production process for many of our products is so complex and sensitive, the cost of production and the chance of production failures and lengthy supply interruptions is increased, which can have a substantial impact on our inventory levels.

Finally, a significant portion of our products are sold to major health care distributors and major retail chains in Canada, the United States and abroad. Consequently, our sales and quarterly growth comparisons, as well as our estimates for required inventory levels, may be affected by fluctuations in the buying patterns of major distributors, retail chains and other trade buyers. These fluctuations may result from seasonality, pricing, large retailers’ and distributors’ buying decisions or other factors. If we overestimate demand and produce too much of a particular product, we face a risk of inventory obsolescence, leaving us with inventory that we cannot sell profitably or at all. In addition, we may have to write down such inventory if we are unable to sell it for its recorded value. Conversely, if we underestimate demand and produce insufficient quantities of a product, we could be forced to produce that product at a higher price and forego profitability in order to meet customer demand. For example, if a competitor initiates a recall and there is an unexpected increase in the demand for our products, we may not be able to meet such increased demand. Insufficient inventory levels may lead to shortages that result in loss of sales opportunities altogether as potential end-customers turn to competitors’ products that are readily available. If any of these situations occur frequently or in large volumes or if we are unable to effectively manage our inventory and that of our distribution partners, this could have a material adverse effect

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on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

Commercialization Risks

Our approved products may not achieve or maintain expected levels of market acceptance.

Even if we are able to obtain and maintain regulatory approvals for our pharmaceutical and medical device products, generic or branded, the success of these products is dependent upon achieving and maintaining market acceptance. Launching and commercializing products is time consuming, expensive and unpredictable. The commercial launch of a product takes significant time, resources, personnel and expertise, which we may not have in sufficient levels to achieve success, and is subject to various market conditions, some of which may be beyond our control. There can be no assurance that we will be able to, either by ourselves or in collaboration with our partners or through our licensees or distributors, successfully launch and commercialize new products or gain market acceptance for such products. New product candidates that appear promising in development may fail to reach the market or may have only limited or no commercial success. While we have been successful in launching some of our products, we may not achieve the same level of success with respect to all of our new products, and we may face additional challenges associated with operating as an independent company following the completion of the Separation. Our inability to successfully launch our new products may negatively impact the commercial success of such products, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline. Our inability to successfully launch our new products could also lead to material impairment charges.

Levels of market acceptance for our new products could be impacted by several factors, some of which are not within our control, including but not limited to the following:

•	safety, efficacy, convenience and cost-effectiveness of our products compared to the products of our competitors;

•	scope of approved uses and marketing approval;

•	availability of patent or regulatory exclusivity;

•	timing of market approvals and market entry;

•	ongoing regulatory obligations following approval, such as the requirement to conduct Risk Evaluation and Mitigation Strategy (“REMS”) programs;

•	any restrictions or “black box” warnings required on the labeling of such products;

•	availability of alternative products from our competitors;

•	acceptance of the price of our products;

•	effectiveness of our sales forces and promotional efforts;

•	the level of reimbursement of our products;

•	acceptance of our products on government and private formularies;

•	ability to market our products effectively at the retail level or in the appropriate setting of care; and

•	the reputation of our products.

Further, the market perception and reputation of our products and their safety and efficacy are important to our business and the continued acceptance of our products. Any negative publicity about our products, such as the discovery of safety issues with our products, adverse events involving our products, or even public rumors about such events, could have a material adverse effect on our business, financial condition, cash flows or results of operation or could cause the market value of our common shares to decline. In addition, the discovery of

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significant problems with a product similar to one of our products that implicate (or are perceived to implicate) an entire class of products or the withdrawal or recall of such similar products could have a material adverse effect on sales of our products. Accordingly, new data about our products, or products similar to our products, could cause us reputational harm and could negatively impact demand for our products due to real or perceived side effects or uncertainty regarding safety or efficacy and, in some cases, could result in product withdrawal.

If our products fail to gain, or lose, market acceptance, our revenues would be adversely impacted and we may be required to take material impairment charges, all of which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

For certain of our products, we depend on reimbursement from governmental and other third-party payors and a reduction in reimbursement could reduce our product sales and revenue. In addition, failure to be included in formularies developed by managed care organizations and coverage by other organizations may negatively impact the utilization of our products, which could harm our market share and could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

Sales of certain of our products are dependent, in part, on the availability and extent of reimbursement from government health administration authorities, private health insurers, pharmacy benefit managers and other organizations of the costs of our products and the continued reimbursement and coverage of our products in such programs. Changes in government regulations or private third-party payors’ reimbursement policies may reduce reimbursement for our products. In addition, such third-party payors may otherwise make the decision to reduce reimbursement of some or all our products or fail to cover some or all our products in such programs or assert that reimbursements were not in accordance with applicable requirements. For example, these decisions may be based on the price of our products or our current or former pricing practices and decisions. Any reduction or elimination of such reimbursement or coverage could result in a negative impact on the utilization of our products and, as a result, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

Managed care organizations and other third-party payors try to negotiate the pricing of medical services and products to control their costs. Managed care organizations and pharmacy benefit managers typically develop formularies to reduce their cost for medications. Formularies can be based on the prices and therapeutic benefits of the available products. Due to their lower costs, generic products are often favored. The breadth of the products covered by formularies varies considerably from one managed care organization to another, and many formularies include alternative and competitive products for treatment of particular medical conditions. Failure to be included in such formularies or to achieve favorable formulary status may negatively impact the utilization and market share of our products. If our products are not included within an adequate number of formularies or adequate reimbursement levels are not provided, or if those policies increasingly favor generic products, this could have a material adverse effect on our business, financial condition, cash flows and results of operations or result in additional pricing pressure on our products and could cause the market value of our common shares to decline.

Catastrophic events may disrupt our business.

We have operations and facilities which sell and distribute our products in many parts of the world. Natural events (such as a hurricane or major earthquake), terrorist attack, pandemics or other catastrophic events, including adverse weather events associated with global climate change, could cause delays in developing, manufacturing or selling our products. Such events that occur in major markets where we sell our products could reduce the demand for our products in those areas and, as a result, impact our sales into those markets. In either case, any such disruption could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our common shares to decline.

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Employment-related Risks

The loss of the services of, or our inability to recruit, retain, motivate, our executives and other key employees could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

We must retain and motivate our executives and other key employees and recruit other executives and employees in order to strengthen our management team and workforce. Our ability to retain or recruit executive and other key employees may be hindered or delayed by, among other things, competition from other employers who may be able to offer more attractive compensation packages. We have not historically operated as an independent company and will not have the same resources we had as a part of BHC and, as a result, we may experience additional challenges retaining and motivating our key personnel as we begin to operate as a standalone company following the completion of this offering. A failure by us to retain, motivate and recruit executives and other key employees or the unanticipated loss of the services of any of these executives or key employees for any reason, whether temporary or permanent, could create disruptions in our business, could cause concerns and instability for management and employees, current and potential customers, credit rating agencies and other third parties with whom we do business and our shareholders and debt holders and could cause concern regarding our ability to execute our business strategy or to manage operations in the manner previously conducted and, as a result, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

Furthermore, as a result of any failure to retain, or loss of, any executives or key employees, we may experience increased costs in order to identify and recruit a suitable replacement in a timely manner (and, even if we are able to hire a qualified successor, the search process and transition period may be difficult to manage and result in additional periods of uncertainty), which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline. In addition, once identified and recruited, the transition of new executives and key employees may be difficult to manage and we cannot guarantee that new executives and employees will efficiently transition into their roles or ultimately be successful in their roles. Finally, as a result of changes in our executives and key employees, there may be changes in the way we conduct our business, as well as changes to our business strategy. We cannot predict what these changes may involve or the timing of any such changes and how they will impact our product sales, revenue, business, financial condition, cash flows or results of operation, but any such changes could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

Risks Relating to Our Business and our Business Strategy

BHC has historically made commitments and public statements with respect to the cessation of or limitation on pricing increases for certain of our pharmaceutical products, and we expect to implement or recommend similar measures in the future. These pricing decisions could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

In May 2016, BHC formed a new Patient Access and Pricing Committee responsible for the pricing of our drugs. The Patient Access and Pricing Committee made a commitment that the average annual price increase for our branded prescription pharmaceutical products will be set at no greater than single digits. This commitment was reaffirmed for 2021. Following the Separation, we intend to form a patient access and pricing committee, and we expect to implement or recommend additional price changes and/or new programs to enhance patient access to our products.

At this time, we cannot predict what specific pricing changes we will make nor can we predict what other changes in our business practices we may implement with respect to pricing (such as imposing limits or prohibitions on the amount of pricing increases we may take on certain of our pharmaceutical products or taking

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retroactive or future price reductions). We also cannot predict the impact such pricing decisions or changes will or would have on our business. However, any such changes could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

For example, any pricing changes and programs could affect the average realized prices for our pharmaceutical products and may have a significant impact on our revenue trends. In addition, limiting or eliminating price increases on certain of our products will result in fewer or lower price appreciation credits from certain of our wholesalers. Price appreciation credits are generated when we increase a product’s wholesaler acquisition cost (“WAC”) under our contracts with certain wholesalers. Under such contracts, we are entitled to credits from such wholesalers for the impact of that WAC increase on inventory currently on hand at the wholesalers. In wholesaler contracts, such credits, which can be significant, are offset against the total distribution service fees we pay on all of our products to each wholesaler. As a result, to the extent we decide to cease or limit price increases, we will have fewer or lower price appreciation credits to use to offset against our distribution fees owing to these wholesalers. In addition, under certain of our agreements with our wholesaler customers, we have price protection or price depreciation provisions, pursuant to which we have agreed to adjust the value of any on-hand or in-transit inventory with such customers in the event we reduce the price of any of our products. As a result, to the extent we reduce the WAC price for any of our products, we may owe a payment to such customers (or such customers may earn a credit to be offset against any amounts owing to us) equal to the amount of such inventory multiplied by the difference between the price at which they acquired the product inventory and the new reduced price.

If we fail to maintain our relationships with, and provide appropriate training in our products to, health care providers, including physicians, hospitals, large drug store chains, wholesale distributors, pharmacies, government entities and group purchasing organizations, customers may not buy certain of our products and our sales and profitability may decline.

We market our products to physicians, hospitals, pharmacies and wholesalers through our own sales force and sell through wholesalers. In some markets, we additionally sell directly to physicians, hospitals and large drug store chains and we sell through distributors in countries where we do not have our own sales staff. We have developed and strive to maintain strong relationships with members of each of these groups who assist in product research and development and advise us on how to satisfy the full range of consumer needs. We rely on these groups to recommend our products to their patients and to other members of their organizations. Consumers in the pharmaceutical industry, particularly the contact lens and lens care customers in the eye health industry, have a tendency not to switch products regularly and are repeat consumers. We have historically benefitted from BHC’s strong relationships with these physicians, hospitals, pharmacies and wholesalers, and we may not be able to maintain these relationships following our separation from BHC. Our ability to maintain strong relationships is essential to our future performance.

The success of certain of our products, particularly our vision care and consumer health care products, is impacted by a physician’s initial recommendation of such products and a consumer’s initial choice to use such products. As a result, the failure of certain of our products, particularly in our vision care business, to retain the support of pharmaceutical professionals, hospitals or group purchasing organizations and to retain the support of the end-users and the distributors and retailers to whom we sell such products, could have a material adverse effect on our sales and profitability.

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We have entered into distribution agreements with other companies to distribute certain of our products at supply prices based on net sales. Declines in the pricing and/or volume, over which we have no or limited control, of such products, and therefore the amounts paid to us, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

Certain of our products are the subject of third-party distribution or sublicense agreements, pursuant to which we may manufacture and sell products to other companies, which distribute such products in return for a royalty or a supply price, in both cases which are often based on net sales. Our ability to control pricing and volume of these products may be limited and, in some cases, these companies make all distribution and pricing decisions independently of us. If the pricing or volume of such products declines, our revenues would be adversely impacted which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

Our policies regarding returns, allowances and chargebacks, and marketing programs adopted by wholesalers, may reduce our revenues in future fiscal periods.

We provide certain rebates, allowances, chargebacks and other credits to our customers with respect to certain of our products. For example, we make payments or give credits to certain wholesalers for the difference between the invoice price paid to us by our wholesaler customer for a particular product and the negotiated price that such wholesaler sells such products to its hospitals, group purchasing organizations, pharmacies or other retail customers. We also give certain of our customers credits on our products that such customers hold in inventory after we have decreased the WAC prices of such products, such credit being for the difference between the old and new price. In addition, we also implement and maintain returns policies, pursuant to which our customers may return product to us in certain circumstances in return for a credit. Although we establish reserves based on our prior experience, wholesaler data, then-current on-hand inventory, our best estimates of the impact that these policies may have in subsequent periods and certain other considerations, we cannot ensure that our reserves are adequate or that actual product returns, rebates, allowances and chargebacks will not exceed our estimates, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

We may experience declines in sales volumes or prices of certain of our products as the result of the concentration of sales to wholesalers and the continuing trend towards consolidation of such wholesalers and other customer groups and this could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

For certain of our products, a significant portion of our sales are to a relatively small number of customers. If our relationship with one or more of such customers is disrupted or changes adversely or if one or more of such customers experience financial difficulty or other material adverse changes in their businesses, it could materially and adversely affect our sales and financial results, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

In addition, wholesalers and retail drug chains have undergone, and are continuing to undergo, significant consolidation. This consolidation may result in these groups gaining additional purchasing leverage and consequently increasing the product pricing pressures facing our business. The result of these developments could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

We may in the future seek to identify and acquire certain assets, products and businesses.

We may in the future seek to identify and acquire complementary businesses, products, technologies or other assets to augment our pipeline. Such transactions may be complex, time consuming and expensive. We do

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not have prior experience consummating acquisitions as a standalone company and there can be no guarantee that we will be able to successfully consummate acquisitions or other arrangements, which could result in significant diversion of management and other employee time, as well as substantial out-of-pocket costs. If such transactions are not completed for any reason, we may incur significant costs and the market price of our common shares may decline.

In addition, even if an acquisition is consummated, the integration of the acquired business, product or other assets into our Company may be complex and time-consuming, and we may not achieve the anticipated benefits, cost-savings or growth opportunities we expect. Potential difficulties that may be encountered in the integration process include the following: integrating personnel, operations and systems, while maintaining focus on selling and promoting existing and newly-acquired products; coordinating geographically dispersed organizations; distracting management and employees from operations; retaining existing customers and attracting new customers; maintaining the business relationships the acquired company has established, including with health care providers; and managing inefficiencies associated with integrating the operations of the Company and the acquired business, product or other assets.

Finally, these acquisitions and other arrangements, even if successfully integrated, may fail to further our business strategy as anticipated or to achieve anticipated benefits and success, expose us to increased competition or challenges with respect to our products or geographic markets, and expose us to additional liabilities associated with an acquired business, product, technology or other asset or arrangement. Any one of these challenges or risks could impair our ability to realize any benefit from our acquisition or arrangement after we have expended resources on them.

We have various indemnity agreements and indemnity arrangements in place, which may result in an obligation to indemnify or reimburse the relevant counterparty, which amounts may be material.

Concurrently with this offering, we intend to enter into customary indemnification agreements with our directors and officers. We will also obtain directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions. The maximum amount of any potential future payment cannot be reasonably estimated but could have a material adverse effect on the Company.

In the normal course of business, we have entered or may enter into agreements that include indemnities in favor of third parties, such as purchase and sale agreements, license agreements, engagement letters with advisors and consultants and various product and service agreements. These indemnification arrangements may require us to compensate counterparties for losses incurred by the counterparties as a result of breaches in representations, covenants and warranties provided by us or as a result of litigation or other third-party claims or statutory sanctions that may be suffered by the counterparties as a consequence of the relevant transaction. In some instances, the terms of these indemnities are not explicitly defined. We, whenever possible, try to limit this potential liability within the particular agreement or contract, but due to the unpredictability of future events the maximum amount of any potential reimbursement cannot be reasonably estimated, but could have a material adverse effect on the Company.

Our ability to effectively monitor and respond to the rapid and ongoing developments and expectations relating to environmental, social and governance (“ESG”) matters, including related social expectations and concerns, may impose unexpected costs or result in reputational or other harm that could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

There are rapid and ongoing developments and changing expectations relating to ESG matters and factors such as the impact of our operations on climate change, water and waste management, our practices relating to sustainability and product stewardship, product safety, access to health care and affordable drugs, management of business ethics and human capital development, which may result in increased regulatory, social or other scrutiny

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on us. If we are unable to adequately recognize and respond to such developments and governmental, societal, investor and consumer expectations relating to such ESG matters, we may miss corporate opportunities, become subject to additional scrutiny, incur unexpected costs or experience damage to our reputation or our various brands. If any of these events were to occur, there may be a material adverse effect on our business, financial condition, cash flows and results of operations and the market value of our common shares may decline.

Risks Relating to the International Scope of our Business

Our business, financial condition, cash flows and results of operations are subject to risks arising from the international scope of our operations.

We conduct a significant portion of our business outside the United States and Canada and may, in the future, expand our operations into new countries, including emerging markets. We sell our pharmaceutical and medical device products in many countries around the world. All of our foreign operations are subject to risks inherent in conducting business abroad, including, among other things:

•

difficulties in coordinating and managing foreign operations, including ensuring that foreign operations comply with foreign laws as well as Canadian and U.S. laws applicable to Canadian companies with U.S. and foreign operations, such as export and sanctions laws and the U.S. Foreign Corrupt Practices Act (“FCPA”), the Canadian Corruption of Foreign Public Officials Act and other applicable worldwide anti-bribery laws;

•	price and currency exchange controls;

•	restrictions on the repatriation of funds;

•	scarcity of hard currency, including the U.S. dollar, which may require a transfer or loan of funds to the operations in such countries, which they may not be able to repay on a timely basis;

•	political and economic instability;

•	compliance with multiple regulatory regimes;

•	compliance with economic sanctions laws and other laws that apply to our activities in the countries where we operate;

•	less established legal and regulatory regimes in certain jurisdictions, including as relates to enforcement of anti-bribery and anti-corruption laws and the reliability of the judicial systems;

•	differing degrees of protection for intellectual property;

•	unexpected changes in foreign regulatory requirements, including quality standards and other certification requirements;

•	new export license requirements;

•	adverse changes in tariff and trade protection measures;

•	differing labor regulations;

•	potentially negative consequences from changes in or interpretations of tax laws;

•	restrictive governmental actions;

•	possible nationalization or expropriation;

•	credit market uncertainty;

•	restrictions on business activities and other challenges associated with pandemics, including the ongoing COVID-19 pandemic;

•	differing local practices, customs and cultures, some of which may not align or comply with our Company practices and policies or U.S. laws and regulations;

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•	difficulties with licensees, contract counterparties, or other commercial partners; and

•	differing local product preferences and product requirements.

As a result of changes to U.S. policy, there may be changes to existing trade agreements and greater restrictions on trade generally. On November 30, 2018, the United States, Canada and Mexico signed the United States-Mexico-Canada Agreement (“USMCA”) as an overhaul and update to the North American Free Trade Agreement. The USMCA was subsequently revised on December 10, 2019 and fully ratified on March 13, 2020. It is difficult to anticipate the full impact of this agreement on our business, financial condition, cash flows and results of operations.

Notwithstanding the USMCA, support for protectionism and rising anti-globalization sentiment in the United States and other countries may slow global growth. In particular, a protracted and wide-ranging trade conflict between the United States and China could adversely affect global economic growth. Concerns also remain around the social, political and economic impacts of the changing political landscape in Europe, including the final outcome of Brexit negotiations. In addition, there are growing concerns over an economic slowdown in emerging markets in light of capital outflows in favor of developed markets and expected interest rate increases. Broader geopolitical tensions remained high among the United States, Russia, China and across the Middle East.

Given the international scope of our operations, any of the above factors, including tariffs, trade wars and other governmental actions, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

Similarly, adverse economic conditions impacting our customers in these countries or uncertainty about global economic conditions could cause purchases of our products to decline, which would adversely affect our revenues and operating results. Moreover, our projected revenues and operating results are based on assumptions concerning certain levels of customer spending. Any failure to attain our projected revenues and operating results as a result of adverse economic or market conditions could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

Due to the large portion of our business conducted in currency other than U.S. dollars, we have significant foreign currency risk.

We face foreign currency exposure on the translation into U.S. dollars of the financial results of our operations in numerous jurisdictions, including Europe, Canada, Latin America and Asia. Where possible, we manage foreign currency risk by managing same currency revenue in relation to same currency expenses. We may also use derivative financial instruments from time to time to mitigate our foreign currency risk and not for trading or speculative purposes. We face foreign currency exposure in those countries where we have revenue denominated in the local foreign currency and expenses denominated in other currencies. Both favorable and unfavorable foreign currency impacts to our foreign currency-denominated operating expenses are mitigated to a certain extent by the natural, opposite impact on our foreign currency-denominated revenue. In addition, the repurchase of our U.S. dollar denominated debt may result in foreign exchange gains or losses for Canadian income tax purposes. One half of any foreign exchange gains or losses will be included in our Canadian taxable income. Any foreign exchange gain will result in a corresponding reduction in our available Canadian tax attributes. Further strengthening of the U.S. dollar and/or the devaluation of other countries’ currencies could have a negative impact on our reported international revenue.

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Risks Relating to Intellectual Property and Exclusivity

The expiration or loss of patent protection or regulatory exclusivity rights for our key products could adversely impact our business. In addition, we have faced competition in the past and expect to face additional competition in the future, including with respect to our products that have patent protection or exclusivity rights. Competitors (including generic and potential biosimilar competitors) of our products could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

The development of new and innovative products, as well as protecting the underlying intellectual property of our product portfolio, is important to our success in all areas of our business. Some of our products either: (i) have no meaningful exclusivity protection via patent or marketing or data exclusivity rights or (ii) are protected by patents or regulatory exclusivity periods that will be expiring in the near future. The expiration or loss of patent protection or regulatory exclusivity rights for our key products could adversely impact our business. In addition, even for our products that have patent protection or exclusivity rights, we face competition from similar products in the markets in which we participate. As a result, we face significant competition with respect to a substantial majority of our products.

Without patent protection or regulatory exclusivity, competitors (including generics and biosimilars) face fewer barriers in introducing competing products. Upon the expiration or loss of patent protection or regulatory exclusivity for our products or otherwise upon the introduction of generic, biosimilar or other competitors (which may be sold at significantly lower prices than our products), we could lose a significant portion of sales and market share of that product in a very short period and, as a result, our revenues could be lower. In addition, the introduction of generic and biosimilar competitors may have a significant downward pressure on the pricing of our branded products which compete with such generics and biosimilars. Where we have the rights, we may elect to launch an authorized generic of such product (either ourselves or through a third party) prior to, upon or following generic entry, which may mitigate the anticipated decrease in product sales; however, even with the launch of an authorized generic, the decline in product sales of such product would still be expected to be significant and the effect on our future revenues could be material. The introduction of competing products (including generic products and biosimilars) could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

We may fail to obtain, maintain, license, enforce or defend the intellectual property rights required to conduct our business, or third parties may allege that we are infringing, misappropriating or otherwise violating their intellectual property rights, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

We strive to acquire, maintain and defend patent, trademark and other intellectual property protections over our products and the processes used to manufacture these products. However, we may not be successful in obtaining such protections, or the patent, trademark and intellectual property rights we do obtain may not be sufficient in breadth and scope to fully protect our products or prevent competing products, or such patent, trademark and intellectual property rights may be susceptible to third-party challenges, which could result in the loss of such intellectual property rights or the narrowing of scope of protection afforded by such rights. Our intellectual property rights may also be circumvented by third parties and we may not be able to enforce our intellectual property rights against such third parties. The failure to obtain, maintain, enforce or defend such intellectual property rights, for any reason, could allow third parties to develop, manufacture and sell products that compete with our products or may impact our ability to develop, manufacture and market our own products, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

Further, the pharmaceutical and medical device industries historically have generated substantial litigation concerning the manufacture, use and sale of products and we expect this litigation activity to continue. As a

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result, we expect that patents related to our products will be routinely challenged, and the validity or enforceability of our patents may not be upheld. In order to protect or enforce patent rights, we may initiate litigation against third parties. Our patents may also be challenged in administrative proceedings in the United States Patent and Trademark Office and patent offices outside of the United States. If we are not successful in defending an attack on our patents and maintaining exclusive rights to market one or more of our products still under patent protection, we could lose a significant portion of sales in a very short period. Even in cases where we prevail in an infringement claim, legal remedies available for harm caused to us may not be sufficient to make us whole We may also become subject to infringement claims by third parties and may have to defend against charges that we infringed, misappropriated or otherwise violated patents or the intellectual property or proprietary rights of third parties. Third parties may also request a preliminary or permanent injunction from a court of law to prevent us from marketing a product. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability or priority. If we are found to infringe, misappropriate or otherwise violate the intellectual property rights of others, we could lose our right to develop, manufacture or sell products, including our generic products, or could be required to pay monetary damages or royalties to license proprietary rights from third parties, which could be substantial and include treble damages if we are found to willfully infringe intellectual property rights or others. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Any of the foregoing events could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

For certain of our products and manufacturing processes, we rely on trade secrets and other proprietary information, which we seek to protect, in part, through information technology systems discussed in more detail in the following section, and, in part, by confidentiality and nondisclosure agreements with our employees, consultants, advisors and partners. Trade secrets and proprietary information are difficult to protect. We also attempt to enter into agreements whereby such employees, consultants, advisors and partners assign to us the rights in any intellectual property they develop in the course of their engagement with us. These agreements may be breached, and we may not have adequate remedies for any breach. There can be no assurance that these agreements will be self-executing or otherwise provide meaningful protection for our trade secrets or other intellectual property or proprietary information. These agreements may not effectively prevent disclosure or misappropriation of such information and disputes may still arise with respect to the ownership of intellectual property. In addition, third parties may independently develop the same or similar proprietary information. Further, we have employed and expect to employ individuals who were previously employed at universities or other companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, advisors and partners do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that such persons have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information of their former employers or other third parties, or to claims that we have improperly used or obtained such trade secrets. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights and face increased competition to our business. The unauthorized access to or disclosure of our proprietary information or the loss of such intellectual property rights may impact our ability to develop, manufacture and market our own products or may assist competitors in the development, manufacture and sale of competing products, which could have a material adverse effect on our revenues, financial condition, cash flows or results of operations and could cause the market value of our common shares to decline.

For a number of our commercialized products and pipeline products, including LUMIFY® and VYZULTA®, we rely on licenses to patents and other technologies, know-how and proprietary rights held by third parties. Any loss, expiration, termination or suspension of our rights to such licensed intellectual property could result in our inability to continue to develop, manufacture and market our products or product candidates and, as a result, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline. If these licenses are terminated,

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or if the underlying patents fail to provide the intended exclusivity, third parties, including our competitors, could have the freedom to seek regulatory approval of, and to market, products identical to ours. Under some license agreements, we may not control the preparation, filing, prosecution or maintenance of the licensed intellectual property, or may not have the first right to enforce the intellectual property. In those cases, we may not be able to adequately influence patent prosecution or enforcement, or prevent inadvertent lapses of coverage due to failure to pay maintenance fees and we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interests of our business and that does not compromise the patent rights. In the future, we may also need to obtain such licenses from third parties to develop, manufacture, market or continue to develop, manufacture or market our products. If we are unable to timely obtain these licenses on commercially reasonable terms, our ability to develop, manufacture and market our products may be inhibited or prevented, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

Intellectual property litigation could cause us to spend substantial resources, distract our personnel from their normal responsibilities and cause the value of our common shares to decline.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the value of our common shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace, including compromising our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties or enter into development collaborations that would help us commercialize our product candidates, if approved. Any of the foregoing events would harm our business, financial condition, results of operations and prospects and could cause the market value of our common shares to decline.

Risks Relating to Information Technology

We have become increasingly dependent on information technology systems and infrastructure and any breakdown, interruption, breach or other compromise of our information technology systems or those of our third party service providers could subject us to liability or interrupt the operation of our business, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

We are increasingly dependent upon our information technology systems and infrastructure, as well as those of third parties with whom we interact, and internal and public internet sites, data hosting and processing facilities, cloud-based services and hardware, social media sites and mobile technology, in connection with the conduct of our business.

We must constantly update our information technology systems and infrastructure and undertake investments in new information technology systems and infrastructure. However, we cannot provide assurance that the information technology systems and infrastructure on which we depend, including those of third parties, will continue to meet our current and future business needs or adequately safeguard our operations. Furthermore, modification, upgrade or replacement of such systems and infrastructure may be costly or out of our control.

Any failure to so modify, upgrade or replace such systems and infrastructure, any disruptions that occur during the process of such modification, upgrade or replacement and/or any breakdown, interruption or

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corruption of our information technology systems and infrastructure could create system disruptions, shutdowns, delays in generating or the corruption or loss of data and information or other disruptions that could result in negative financial, operational, business or reputational consequences for us.

The size and complexity of the information technology systems and infrastructure on which we rely makes such systems and infrastructure potentially vulnerable to internal or external inadvertent or intentional security breaches, including as a result of private or state-sponsored cybercrimes, terrorism, war, malware, ransomware, human error, system malfunction, telecommunication and electrical failures, natural disaster, misplaced or lost data, socially engineered breaches or other similar events.

In addition, during the normal course of our business operations, including through the use of information technology systems and infrastructure, we are involved in the collection, processing, transmission, use and retention of sensitive, confidential, non-public or personal data including personal health data and information in Canada, the United States and abroad.

Cyber-attacks are increasing in frequency, sophistication and intensity and are made by groups and individuals with a wide range of motives and expertise. Cyber-attacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, worms, social engineering, improper modification of information, fraudulent “phishing” e-mails and other means to affect service reliability or threaten data confidentiality, integrity or availability. Techniques used in these attacks are often highly sophisticated, change frequently and may be difficult to detect for periods of time.

We have established: (i) physical, electronic and organizational measures to safeguard and secure our systems to prevent a compromise and (ii) policies and procedures designed to provide for the timely investigation of cybersecurity incidents and the timely disclosure of cybersecurity incidents consistent with our legal and contractual obligations. We also rely on commercially available systems, software, tools and monitoring to provide security for the processing, transmission and storage of digital information.

While we attempt to take appropriate security and cybersecurity measures to protect our information technology systems and infrastructure (including any trade secrets, confidential or other sensitive information) and to prevent and detect breakdowns, unauthorized breaches and cyber-attacks, we cannot guarantee that these measures will be successful and that breakdowns and breaches of, or attacks on, our systems and data, or those of third parties upon which we rely, will be prevented. Such breakdowns and breaches of, or attacks on, our systems and infrastructure, or the public perception that we or any third party upon which we rely have suffered a cybersecurity incident or breakdown, may cause business interruption and could have a material adverse effect on our business, financial condition, cash flows and results of operations, damage our reputation with customers, employees and third parties with whom we do business and cause the market value of our common shares to decline, and we may suffer financial damage or other loss, including fines or criminal penalties or may be subject to litigation, including potentially class action law suits because of lost or misappropriated information.

While we maintain insurance against some of these risks, this insurance may not be sufficient to cover the financial, legal, business or reputational losses that may result from a breakdown, breach, cyber-attack or other compromise of or interruption to our information technology systems and infrastructure or confidential and other sensitive information.

In addition, we provide confidential and other sensitive information to third parties when necessary to pursue our business objectives. While we obtain assurances that these third parties will protect this information and, where appropriate, monitor the protections employed by these third parties, there is a risk that the confidentiality of information held by third parties, including trade secrets and sensitive personal information, may be compromised. If personal information of our customers or employees is misappropriated, our reputation with our customers and employees may be injured, resulting in loss of business and/or morale. Any such incidents could require us to incur costs to remediate possible injury to our customers and employees, to further

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improve our protective measures or to pay fines or take other action with respect to litigation, judicial or regulatory actions arising out of such incidents which may be significant. Any of the foregoing could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

Competitive Risks

We operate in an extremely competitive industry. If competitors develop or acquire more effective or less costly pharmaceutical, OTC products or medical devices for our target indications, it could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

Our vision care business operates within an extremely competitive environment. In contact lenses, we face intense competition from competitors’ products and may face increasing competition as other new products enter the market, for example, with increased product entries from contact lens manufacturers in Asia. New market entrants and existing competitors are also challenging distribution models with innovation in non-traditional, disruptive models such as direct-to-consumer, Internet and other e-commerce sales opportunities, which could adversely impact the traditional eye care professional (“ECP”) channel in which we have a significant presence. The market for contact lenses is intensely competitive and is characterized by declining sales volumes for older and reusable product lines and growing demand for daily lenses and advanced materials lenses. As the market for contact lenses shifts toward daily lenses, we expect our sales in daily lenses to, at least in part, cannibalize sales of our reusable contact lenses and contact lens care offerings. Furthermore, our ocular health product category is also highly competitive.

Many of our competitors spend significantly more on research and development related activities than we do. Others may succeed in developing or acquiring products and technologies that are more effective, more advanced or less costly than those currently marketed or proposed for development by us. In addition, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products and may also establish exclusive collaborative or licensing relationships with our competitors. These competitors and the introduction of competing products (that may be more effective or less costly than our products) could make our products less competitive or obsolete, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

We cannot predict the timing or impact of the introduction of competitive products, including new market entries, “generic” versions of our approved products, or private label products that treat the same conditions as those of our products. In addition, the introduction of alternatives in medical devices and medical prescriptions could also alter the dry eye product market and impede our sales growth. Our ability to respond to these competitive pressures will depend on our ability to decrease our costs and maintain gross margins and operating results and to introduce new products successfully and on a timely basis, and to achieve manufacturing efficiencies and sufficient manufacturing capacity and capabilities for such products.

Tax- and Accounting-related Risks

Our effective tax rates may increase.

We have operations in various countries that have differing tax laws and rates. Our tax reporting is supported by current domestic tax laws in the countries in which we operate and the application of tax treaties between the various countries in which we operate. Our income tax reporting is subject to audit by domestic and foreign authorities. Our effective tax rate may change from year to year based on changes in the mix of activities and income earned among the different jurisdictions in which we operate; changes in tax laws in these jurisdictions; changes in the tax treaties between various countries in which we operate; changes in our eligibility for benefits under those tax treaties; and changes in the estimated values of deferred tax assets and liabilities. Tax

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laws, regulations and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political and other conditions, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. Such changes could result in a substantial increase in the effective tax rate on all or a portion of our income.

A significant portion of our business is conducted through U.S. subsidiaries. On December 22, 2017, the Tax Cuts and Jobs Act (the “TCJA”) significantly revised U.S. federal corporate income tax law by, among other things, reducing the U.S. federal corporate income tax rate to 21%, limiting the tax deduction for interest expense to 30% of adjusted earnings, allowing immediate expensing for certain new investments, implementing a modified territorial tax system that includes a one-time transition tax on deemed repatriated earnings of non-U.S. subsidiaries of U.S. persons, imposing an additional U.S. tax on such non-U.S. subsidiaries’ earnings which are considered to be Global Intangible Low Taxed Income (referred to as “GILTI”) and imposing an alternative “base erosion and anti-abuse tax” (“BEAT”) on U.S. corporations that make deductible payments to foreign related persons in excess of specified amounts and, effective for net operating losses (“NOLs”) arising in taxable years beginning after December 31, 2017, eliminating net operating loss carrybacks, permitting indefinite net operating loss carryforwards and limiting the use of net operating loss carryforwards to 80% of current year taxable income.

There are a number of uncertainties and ambiguities as to the interpretation and application of many of the provisions in the TCJA, including the provisions relating to the modified territorial tax system, the one-time transition tax and the BEAT. While the U.S. Treasury Department and the Internal Revenue Service have issued proposed and final regulations and other guidance on many provisions in the TCJA that address some of these uncertainties and ambiguities, there are still no final regulations or other definitive guidance addressing other uncertainties and ambiguities in the TCJA. In the absence of guidance on these issues, we will use what we believe are reasonable interpretations and assumptions in interpreting and applying the TCJA for purposes of determining our U.S. subsidiaries’ cash tax liabilities and results of operations, which may change as we receive additional clarification and implementation guidance and as the interpretation of the TCJA evolves over time. It is possible that the Internal Revenue Service could issue subsequent guidance or take positions on audit that differ from the interpretations and assumptions that we previously made, which could have a material adverse effect on our cash tax liabilities, results of operations and financial condition.

On April 7, 2021, the Biden administration proposed changes to the U.S. tax system. The proposals under discussion include changes to the U.S. corporate tax system that would increase U.S. corporate tax rates, impose a corporate minimum book tax and double the tax rate on and make other tax changes to GILTI earned by foreign subsidiaries. While it is expected that a tax reform bill will be introduced in the House of Representatives in the near term, many aspects of the current proposals are unclear or undeveloped. We are unable to predict which, if any, U.S. tax reform proposals will be enacted into law, and what effects any enacted legislation might have on our liability for U.S. corporate tax. However, it is possible that the enactment of changes in the U.S. corporate tax system could have a material adverse effect on our liability for U.S. corporate tax and our consolidated effective tax rate.

Our provision for income taxes is based on certain estimates and assumptions made by management. Our consolidated income tax rate is affected by the amount of pre-tax income earned in our various operating jurisdictions, the availability of benefits under tax treaties and the rates of taxes payable in respect of that income. We enter into many transactions and arrangements in the ordinary course of business in respect of which the tax treatment is not entirely certain. We therefore make estimates and judgments based on our knowledge and understanding of applicable tax laws and tax treaties and the application of those tax laws and tax treaties to our business, in determining our consolidated tax provision. For example, certain countries could seek to tax a greater share of income than we will allocate to our business in such countries. The final outcome of any audits by taxation authorities may differ from the estimates and assumptions that we may use in determining our consolidated tax provisions and accruals. This could result in a material adverse effect on our consolidated income tax provision, financial condition and the net income for the period in which such determinations are made.

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Our deferred tax liabilities, deferred tax assets and any related valuation allowances are affected by events and transactions arising in the ordinary course of business, acquisitions of assets and businesses and non-recurring items. The assessment of the appropriate amount of a valuation allowance against the deferred tax assets is dependent upon several factors, including estimates of the realization of deferred income tax assets, which realization will be primarily based on future taxable income, including the reversal of existing taxable temporary differences. Significant judgment is applied to determine the appropriate amount of valuation allowance to record. Changes in the amount of any valuation allowance required could materially increase or decrease our provision for income taxes in a given period.

We have significant goodwill and other intangible assets and potential impairment of goodwill and other intangibles may have a significant adverse impact on our profitability.

Goodwill and intangible assets represent a significant portion of our total assets. Finite-lived intangible assets are subject to an impairment analysis whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Goodwill and indefinite-lived intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. If impairment exists, we would be required to take an impairment charge with respect to the impaired asset.

For example, in 2020, 2019 and 2018, we recognized impairments to finite-lived and indefinite-lived intangible assets of $1 million, $16 million and $52 million, respectively. These asset impairments were primarily attributable to: (i) assets being classified as held for sale and (ii) revisions in sales forecasts associated with discontinuances, generic competition and other market forces.

The Company conducted its annual goodwill impairment test as of October 1, 2020. No impairment to the goodwill of any reporting unit was identified. If market conditions deteriorate, or if the Company is unable to execute its strategies, it may be necessary to record impairment charges in the future.

See Note 5, “FAIR VALUE MEASUREMENTS” and Note 8, “INTANGIBLE ASSETS AND GOODWILL” to our audited combined financial statements included elsewhere in this prospectus for further information on these impairment charges.

Events giving rise to impairment are difficult to predict, including the uncertainties associated with the launch of new products, and are an inherent risk in the pharmaceutical and medical device industries. As a result of the significance of goodwill and intangible assets, our financial condition and results of operations in a future period could be negatively impacted should such an impairment of goodwill or intangible assets occur, which could cause the market value of our common shares to decline. We may be required to take additional impairment charges in the future and such impairment charges may be material.

Legal and Reputational Risks

We are subject to legal and governmental proceedings that are uncertain, costly and time-consuming and could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

We are involved from time to time in legal and governmental proceedings, which may be material in the future. In addition, the Company has agreed with BHC to assume a portion of future liability or damages associated with certain legal and administrative proceedings that exist at the time of Separation. These legal and administrative proceedings will remain with BHC and will be controlled by BHC, but the Company will share in applicable future liabilities, should any result from these proceedings.

These proceedings are complex and extended and occupy the resources of our management and employees. These proceedings are also costly to prosecute and defend and may involve substantial awards or damages

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payable by us if not found in our favor. We may also be required to pay substantial amounts or grant certain rights on unfavorable terms in order to settle such proceedings. Defending against or settling such claims and any unfavorable legal decisions, settlements or orders could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

For example, the pharmaceutical industry, has been the focus of both private payor and governmental concern regarding pricing of pharmaceutical products. Related actions, including Congressional and other governmental investigations and litigation, are costly and time-consuming and adverse resolution of such actions or changes in our business practices, such as our approach to the pricing of our pharmaceutical products, could adversely affect our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

In addition, in the United States, it has become increasingly common for patent infringement actions to prompt claims that antitrust laws have been violated during the prosecution of the patent or during litigation involving the defense of that patent. Such claims by direct and indirect purchasers and other payers are typically filed as class actions. The relief sought may include treble damages and restitution claims. Similarly, antitrust claims may be brought by government entities or private parties following settlement of patent litigation, alleging that such settlements are anti-competitive and in violation of antitrust laws. In the United States and Europe, regulatory authorities have continued to challenge as anti-competitive so-called “reverse payment” settlements between branded and generic drug manufacturers. We may also be subject to other antitrust litigation involving competition claims unrelated to patent infringement and prosecution. A successful antitrust claim by a private party or government entity against us could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

We depend on third parties to meet their contractual, legal, regulatory and other obligations.

We rely on distributors, suppliers, contract research organizations, vendors, service providers, business partners and other third parties to research, develop, manufacture, distribute, market and sell our products, as well as perform other services relating to our business. We rely on these third parties to meet their contractual, legal, regulatory and other obligations. A failure to maintain these relationships or poor performance by these third parties could negatively impact our business. In addition, we cannot guarantee that the contractual terms and protections and compliance controls, policies and procedures we have put in place will be sufficient to ensure that such third parties will meet their legal, contractual and regulatory obligations or that these terms, controls, policies, procedures and other protections will protect us from acts committed by our agents, contractors, distributors, suppliers, service providers or business partners that violate contractual obligations or the laws or regulations of the jurisdictions in which we operate, including matters respecting anti-corruption, fraud, kickbacks and false claims, pricing, sales and marketing practices, privacy laws and other legal obligations. Any failure of such third parties to meet these legal, contractual and regulatory obligations or any improper actions by such third parties or even allegations of such non-compliance or actions could damage our reputation, adversely impact our ability to conduct business in certain markets and subject us to civil or criminal legal proceedings and regulatory investigations, monetary and non-monetary damages and penalties and could cause us to incur significant legal and investigatory fees and, as a result, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

If our products cause, or are alleged to cause, serious or widespread personal injury, we may have to withdraw those products from the market and/or incur significant costs, including payment of substantial sums in damages, and we may be subject to exposure relating to product liability claims. In addition, our product liability self-insurance program may not be adequate to cover future losses.

We face an inherent business risk of exposure to significant product liability and other claims in the event that the use of our products caused, or is alleged to have caused, adverse effects. Product liability proceedings

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may be costly to prosecute and defend and may involve substantial awards or damages payable by us if not found in our favor.

Furthermore, our products may cause, or may appear to have caused, adverse side effects (including death) or potentially dangerous drug interactions that we may not learn about or understand fully until the drug has been administered to patients for some time. The withdrawal of a product following complaints and/or incurring significant costs, including the requirement to pay substantial damages in personal injury cases or product liability cases, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

In addition, since March 31, 2014, BHC has self-insured substantially all of its product liability risk for claims arising after that date. Following the Separation, we plan to continue to self-insure substantially all of our product liability risk, and will periodically evaluate and adjust our claims reserves to reflect trends in our own experience, as well as industry trends. However, historical loss trends may not be adequate to cover future losses, as historical trends may not be indicative of future losses. If ultimate results exceed our estimates, this would result in losses in excess of our reserved amounts. If we were required to pay a significant amount on account of these liabilities for which we self-insure, this could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

Our marketing, promotional and business practices, as well as the manner in which sales forces interact with purchasers, prescribers and patients, are subject to extensive regulation and any material failure to comply could result in significant sanctions against us.

The marketing, promotional and business practices of pharmaceutical and medical device companies, as well as the manner in which companies’ in-house or third-party sales forces interact with purchasers, prescribers and patients, are subject to extensive regulation, enforcement of which may result in the imposition of civil and/or criminal penalties, injunctions and/or limitations on marketing practice for some of our products and/or pricing restrictions or mandated price reductions for some of our products. Many companies, including us, have been the subject of claims related to these practices asserted by federal authorities. These claims have resulted in fines and other consequences, such as entering into corporate integrity agreements with the U.S. government. Companies may not promote drugs for “off-label” uses—that is, uses that are not described in the product’s labeling and that differ from those approved by the FDA, Health Canada, EMA or other applicable regulatory agencies. A company that is found to have improperly promoted off-label uses may be subject to significant liability, including civil and administrative remedies (such as entering into corporate integrity agreements with the U.S. government), as well as criminal sanctions. In addition, management’s attention could be diverted from our business operations and our reputation could be damaged.

Risks Relating to Specific Legislation and Regulations

We are subject to various laws and regulations, including “fraud and abuse” laws, anti-bribery laws, environmental laws and privacy and security regulations, and a failure to comply with such laws and regulations or prevail in any litigation related to noncompliance could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

Pharmaceutical and medical device companies have faced lawsuits and investigations pertaining to violations of health care “fraud and abuse” laws, such as the federal False Claims Act, the federal Anti-Kickback Statute (“AKS”) and other state and federal laws and regulations. The AKS prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any health care item or service reimbursable under federally financed health care programs. This statute has been interpreted to apply to

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arrangements between pharmaceutical or medical device manufacturers, on the one hand, and prescribers, purchasers, formulary managers and other health care related professionals, on the other hand. More generally, the federal False Claims Act, among other things, prohibits any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government. Pharmaceutical and medical device companies have been prosecuted or faced civil liability under these laws for a variety of alleged promotional and marketing activities, including engaging in off-label promotion that caused claims to be submitted for non-covered off-label uses. If we are in violation of any of these requirements or any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, this could have a significant impact on our business, including the imposition of significant criminal and civil fines and penalties, exclusion from federal health care programs or other sanctions, including consent orders or corporate integrity agreements.

In addition, the U.S. Department of Health and Human Services Office of Inspector General recommends, and increasingly states require pharmaceutical companies to have comprehensive compliance programs. Moreover, the Physician Payment Sunshine Act enacted in 2010 imposes reporting and disclosure requirements on device and drug manufacturers for any “transfer of value” made or distributed to prescribers and other health care providers. Failure to submit this required information may result in significant civil monetary penalties. While we have developed corporate compliance programs based on what we believe to be current best practices, we cannot provide assurance that we or our employees or agents are or will be in compliance with all applicable federal, state or foreign regulations and laws. If we are in violation of any of these requirements or any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant criminal and civil fines and penalties, exclusion from federal health care programs or other sanctions, including consent orders or corporate integrity agreements.

The U.S. FCPA and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices or may require us to interact with doctors and hospitals, some of which may be state controlled, in a manner that is different than in the United States and Canada. We cannot provide assurance that our internal control policies and procedures will protect us from reckless or criminal acts committed by our employees, consultants, distributors, third party contractors or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in criminal or civil penalties or remedial measures, any of which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

We are also subject to various state, federal and international laws and regulations governing the collection, transmission, dissemination, use, privacy, confidentiality, security, retention, availability, integrity and other processing of health-related and other sensitive and personal information, including the HIPAA. Many states in which we operate have laws that protect the privacy and security of sensitive and personal information, including health-related information. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, the California Consumer Privacy Act of 2018 (“CCPA”) imposes stringent data privacy and security requirements and obligations with respect to the personal information of California residents and provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal data that may increase the likelihood of, and risks associated with, data breach litigation. The effects on our business of the CCPA and other similar state laws are potentially significant. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law to which we may be subject. For instance the California Privacy Rights Act (“CPRA”) was passed in November 2020. When it takes effect in January 2023, it will maintain the core framework of the CCPA while also making a number of substantive changes. Since these data security regimes are evolving, uncertain and complex, especially for a global business

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such as ours, we will need to update or enhance our compliance measures from time to time and these updates or enhancements will require further implementation costs. Any failure, or perceived failure, by us to comply with current and future regulatory or customer-driven privacy, data protection, and information security requirements, or to prevent or mitigate security breaches, cyber- attacks, or improper access to, use of, or disclosure of data, or any security issues or cyber-attacks affecting our business, could result in significant liability, costs (including the costs of mitigation and recovery), a material loss of revenue resulting from the adverse impact on its reputation and brand, loss of proprietary information and data, disruption to its business and relationships, and diminished ability to retain or attract customers and business partners. Such events may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity, and could cause customers and business partners to lose trust in us, which could have an adverse effect on our reputation and business.

Internationally, laws and regulations in many jurisdictions apply broadly to the collection, transmission, dissemination, use, privacy, confidentiality, security, retention, availability, integrity and other processing of health-related and other sensitive and personal information. For example, the EU’s General Data Protection Regulation (“GDPR”), together with national legislation, regulations and guidelines of the EU member states and the UK governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, analyze, store, transfer and otherwise process personal data, including health data from clinical trials and adverse event reporting. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater. European data protection authorities may interpret the GDPR and national laws differently and impose additional requirements, which contributes to the complexity of processing personal data in or from the European Economic Area or UK. Guidance on implementation and compliance practices is often updated or otherwise revised.

We are also subject to Canada’s federal Personal Information Protection and Electronic Documents Act (“PIPEDA”) and substantially similar equivalents at the provincial level with respect to the collection, use and disclosure of personal information in Canada. Such federal and provincial legislation impose data privacy and security obligations on our processing of personal information of Canadian residents. The federal and Alberta legislation include mandatory data breach notification requirements. Canada’s Anti-Spam Legislation (“CASL”) also applies to the extent that we send commercial electronic messages from Canada or to electronic addresses in Canada. CASL contains prescriptive consent, form, content and unsubscribe mechanism requirements. Penalties for non-compliance with CASL are up to CAD $10 million per violation. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible they will be interpreted and applied in ways that will materially and adversely affect our business. The regulatory framework for data privacy, data security and data transfers worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Complying with all of these laws and regulations involves costs to our business, and failure to comply with these laws and regulations can result in the imposition of significant civil and criminal penalties, as well as litigation, all of which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline. For more information regarding applicable data privacy and security laws and regulations, see “Business—Government Regulations” of this prospectus.

We are also subject to U.S. federal laws regarding reporting and payment obligations with respect to our participation in federal health care programs, including Medicare and Medicaid. Because our processes for calculating applicable government prices and the judgments involved in making these calculations involve subjective decisions and complex methodologies, these calculations are subject to risk of errors and differing interpretations. In addition, they are subject to review and challenge by the applicable governmental agencies, and it is possible that such reviews could result in changes that could have material adverse legal, regulatory, or economic consequences.

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Legislative or regulatory reform of the health care system may affect our ability to sell our products profitably and could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

In the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the health care system in ways that could impact our ability to sell our products profitably. The Patient Protection and Affordable Care Act, as amended by the Health Care Reform Act (as defined below) may affect the operational results of companies in the pharmaceutical and medical device industries, including the Company and other health care related industries, by imposing on them additional costs. Effective January 1, 2010, the Health Care Reform Act increased the minimum Medicaid drug rebates for pharmaceutical companies, expanded the 340B drug discount program, and made changes to affect the Medicare Part D coverage gap, or “donut hole.” The law also revised the definition of “average manufacturer price” for reporting purposes, which may affect the amount of our Medicaid drug rebates to states. Beginning in 2011, the law imposed a significant annual fee on companies that manufacture or import branded prescription drug products. More recently, the Bipartisan Budget Act of 2018 amended the Patient Protection and Affordable Care Act, effective January 1, 2019, to close the donut hole in most Medicare drug plans. In addition, in April 2018, the Centers for Medicare & Medicaid Services published a final rule that gives states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the Patient Protection and Affordable Care Act for plans sold through such marketplaces.

Although efforts at replacing the Health Care Reform Act have stalled in Congress, there could still be changes to this legislation in the near term. We cannot predict what those changes will be or when they will take effect, and we could face additional risks arising from such changes or changed interpretations of our obligations under the legislation. Because of this continued uncertainty, including the potential for further legal challenges or repeal of that legislation, we cannot quantify or predict with any certainty the likely impact of the Health Care Reform Act or its repeal on our business model, prospects, financial condition or results of operations, in particular on the pricing, coverage or reimbursement of any of our product candidates that may receive marketing approval. Additionally, policy efforts designed specifically to reduce patient out-of-pocket costs for medicines could result in new mandatory rebates and discounts or other pricing restrictions. Legislative efforts relating to drug pricing, the cost of prescription drugs under Medicare, the relationship between pricing and manufacturer patient programs, and government program reimbursement methodologies for drugs have been proposed and considered at the U.S. federal and state level. At the federal level, the administration’s budget proposal for fiscal year 2019 contained further drug price control measures that could be enacted in future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid and to eliminate cost sharing for generic drugs for low-income patients. While any proposed measures will require authorization through additional legislation to become effective, Congress and the administration have each indicated an intent to continue to seek new legislative or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. We also anticipate that Congress, state legislatures, and third-party payors may continue to review and assess alternative health care delivery and payment systems and may in the future propose and adopt legislation or policy changes or implementations effecting additional fundamental changes in the health care delivery system. We cannot provide assurance as to the ultimate content, timing, or effect of changes, nor is it possible at this time to estimate the impact of any such potential legislation.

In 2019, the U.S. Health and Human Services Administration announced a preliminary plan to allow for the importation of certain lower-cost drugs from Canada. The preliminary plan excludes insulin, biological drugs, controlled substances and intravenous drugs. The preliminary plan relies on individual states to develop proposals for safe importation of those drugs from Canada and submit those proposals to the federal government for approval. Although the preliminary plan has some support from the current administration, at this time,

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studies to evaluate the related costs and benefits, evaluate the reasonableness of the logistics and measure the public reaction of such a plan have not been performed. While we do not believe this will have a significant impact on our future cash flows, we cannot provide assurance as to the ultimate content, timing, effect or impact of such a plan.

In 2019, the Government of Canada (Health Canada) published in the Canadian Gazette amendments to the pricing regulation for patented drugs. These regulations will become effective on July 1, 2021. The new regulations will, among other things, change the mechanics of establishing the pricing for products submitted for approval after August 21, 2019 and the number and composition of reference countries used to determine if a drug’s price is excessive. While we do not believe this will have a significant impact on our future cash flows, as additional facts materialize, we cannot provide assurance as to the ultimate content, timing, effect or impact of such regulations.

The Health Care Reform Act and further changes to health care laws or regulatory framework that reduce our revenues or increase our costs could also have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

We are subject to a broad range of environmental laws and regulations and may be subject to environmental remediation obligations under such safety and related laws and regulations. The impact of these obligations and the Company’s ability to respond effectively to them may have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

We are subject to a broad range of federal, state, provincial and local environmental laws and regulations concerning the environment, safety matters, regulation of chemicals and product safety in the countries where we manufacture and sell our products or otherwise operate our business. These requirements include, among other matters, regulation of the handling, manufacture, transportation, storage, use and disposal of materials, including the discharge of pollutants, hazardous substances and waste into the environment. Compliance with environmental, health and safety laws and regulations could require us to incur significant operating or capital expenditures or result in significant restrictions on our operations. If we fail to comply with these environmental, health and safety laws and regulations, including failing to obtain any necessary permits, we could incur substantial civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing our operations or requiring us to conduct or fund remedial or corrective measures, install pollution control equipment, reformulate or cease the marketing of our products or perform other actions. In the normal course of our business, regulated substances and waste may be released into the environment, which could cause environmental or property damage or personal injuries and which could subject us to remediation obligations regarding contaminated soil and groundwater, potential liability for damage claims or to social or reputational harm and other similar adverse impacts. Under certain of these laws and regulations, we may be subject to joint and several liability for environmental investigations and cleanups, including at properties that we currently or previously owned or operated, or at sites at which waste we generated was disposed, even if the contamination was not caused by us or was legal at the time it occurred.

We are subject to extensive and evolving regulations regarding the manufacturing, processing, distribution, importing, exporting and labeling of our products and their raw materials. In the EU, the REACH regulations came into effect in 2007, with implementation rolling out over time. Registered chemicals then can be subject to further evaluation and potential restrictions. Since the promulgation of REACH, other countries have enacted or are in the process of implementing similar comprehensive chemical regulations. These laws and regulations may materially affect our operations by subjecting our products or raw materials to testing or reporting requirements or restrictions, moratoria, phase outs or other limitations on their sale or use. In particular, some of our products might be characterized as nanomaterials and then be subject to evolving, new nanomaterial regulations.

In recent years, legislation and regulation related to environmental protection have become increasingly stringent. Such legislation and regulations are complex and constantly changing. In particular, legislation and

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regulation relating to global climate, sustainability and product stewardship including greenhouse gas emissions, are at various stages of consideration and implementation. Future events, such as changes in existing laws or regulations or the enforcement thereof or the discovery of contamination at our facilities may, among other things, require us to install additional controls for certain of our emission sources, undertake changes in our manufacturing processes, remediate soil or groundwater contamination at facilities where such cleanup is not currently required or to take action to address social expectations or concerns arising from or relating to such changes and our response to such changes. The cost of such additional compliance or remediation obligations or responding to such social expectations or concerns may be significant and could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

We are governed by the corporate laws of Canada that in some cases have a different effect on shareholders than the corporate laws of Delaware.

We are governed by the CBCA and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction. There are certain material differences between the CBCA and Delaware General Corporation Law (“DGCL”). These include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to the Company’s articles) the CBCA generally requires approval by 66 2/3% of the votes cast by shareholders who voted, or as set out in the articles, as applicable, whereas DGCL generally requires only a majority vote; (ii) under the CBCA, holders of 5% or more of the Company’s shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL; and (iii) following the coming into force of new amendments to the CBCA (expected to occur in 2021), the CBCA will require that in an uncontested election of directors at a shareholder meeting, the directors must be elected on an individual basis by majority vote.

If the Distribution is effected by way of the Arrangement as currently anticipated, we will “continue” out from the CBCA and be governed by the British Columbia Business Corporations Act (the “BCBCA”). The BCBCA differs from the CBCA in certain respects, and it may also affect the rights of shareholders differently than those of a Delaware company. See “Material Differences Between the Canada Business Corporations Act, the British Columbia Business Corporations Act and the Delaware General Corporation Law” for a discussion of certain material differences between the CBCA, BCBCA and the DGCL.

We cannot predict whether investors will find our company and our shares less attractive because we are governed by the CBCA (or, subsequently, the BCBCA) rather than the DGCL.

General Risk Factors

Our operating results and financial condition may fluctuate.

Our operating results and financial condition may fluctuate from quarter to quarter for a number of reasons. In addition, our stock price can be volatile. The following events or occurrences, among others, could cause fluctuations in our financial performance and/or stock price from period to period:

•	the impact of COVID-19;

•	development and launch of new competitive products;

•	the timing and receipt of regulatory approvals or lack of approvals;

•	costs related to business development transactions;

•	changes in the amount we spend to promote our products;

•	delays between our expenditures to acquire new products, technologies or businesses and the generation of revenues from those acquired products, technologies or businesses;

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•	changes in treatment practices of physicians that currently prescribe certain of our products;

•	increases in the cost of raw materials used to manufacture our products;

•	actions by the FDA or other regulatory bodies relating to our manufacturers;

•	manufacturing and supply interruptions;

•	our responses to price competition;

•	new legislation that would control or regulate the prices of drugs;

•	a protracted and wide-ranging trade conflict between the United States and China;

•	expenditures as a result of legal actions (and settlements thereof), including the defense of our patents and other intellectual property;

•	market acceptance of our products;

•	the timing of wholesaler and distributor purchases and success of our wholesaler and distributor arrangements;

•	general economic and industry conditions, including potential fluctuations in interest rates;

•	changes in seasonality of demand for certain of our products;

•	foreign currency exchange rate fluctuations;

•	changes to, or the confidence in, our business strategy;

•	changes to, or the confidence in, our management; and

•	expectations for future growth.

As a result, quarter-to-quarter comparisons of results from operations, or any other similar period-to-period comparisons, may not be reliable indicators of our future performance. In any quarterly period, our results may be below the expectations of market analysts and investors, which could cause the market value of our common shares to decline.

Risks Relating to the Separation

We may not realize the anticipated benefits from the Separation, and the Separation could harm our business.

Since 2013, we have operated as a business within BHC. We may not be able to achieve the full strategic and financial benefits expected to result from the Separation, or such benefits may be delayed or not occur at all. The Separation is expected to enhance strategic and management focus, provide a distinct investment identity and allow us to efficiently allocate resources and deploy capital. We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

•	the Separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business;

•	following the Separation, we may be more susceptible to economic downturns and other adverse events than if we were still a part of BHC;

•	following the Separation, our business will be less diversified than BHC’s business prior to the Separation;

•

our business will also experience a loss of scale and purchasing power and access to certain financial, managerial and professional resources from which we have benefited at lower cost in the past; and

•	the other actions required to separate the respective businesses could disrupt our operations.

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If we fail to achieve some or all of the benefits expected to result from the Separation, or if such benefits are delayed, our business could be harmed.

We have no recent history of operating as an independent company, and our historical and unaudited pro forma financial information is not necessarily representative of the results that we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

Our historical and unaudited pro forma financial information included in this prospectus is not necessarily indicative of our future results of operations, financial condition or cash flows, nor does it reflect what our results of operations, financial condition or cash flows would have been as an independent public company during the periods presented. In particular, the historical financial information included in this prospectus is not necessarily indicative of our future results of operations, financial condition or cash flows primarily because of the following factors:

•

Prior to the Separation, our business has been operated by BHC as part of its broader corporate organization, rather than as an independent company; BHC or one of its affiliates provide support for various corporate functions for us, such as information technology, compensation and benefits, human resources, engineering, finance and internal audit.

•

Our historical financial results reflect the direct, indirect and allocated costs for such services historically provided by BHC. Following the Separation, BHC will continue to provide some of these services to us on a transitional basis, pursuant to the Transition Services Agreement that we will enter into with BHC. See “Certain Relationships and Related Party Transactions—Relationship with BHC.” Our historical financial information does not reflect our obligations under the various transitional and other agreements we will enter into with BHC in connection with the Separation. At the end of this transition period, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf, and these costs may differ significantly from the comparable expenses we have incurred in the past.

•

Our working capital requirements and capital expenditures historically have been satisfied as part of BHC’s corporate-wide cash management and centralized funding programs, and our cost of debt and other capital may significantly differ from the historical amounts reflected in our historical financial statements.

•

Currently, our business is integrated with that of BHC and we benefit from BHC’s size and scale in costs, employees and vendor and customer relationships. Thus, costs we will incur as an independent company may significantly exceed comparable costs we would have incurred as part of BHC.

We based the pro forma adjustments included in this prospectus on available information and assumptions that we believe are reasonable; actual results, however, may vary. In addition, our unaudited pro forma financial information included in this prospectus may not give effect to various ongoing additional costs we may incur in connection with being an independent public company. Accordingly, our unaudited pro forma financial statements do not reflect what our results of operations, financial condition or cash flows would have been as an independent public company and are not necessarily indicative of our future financial condition or future results of operations.

Please refer to “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management Discussion and Analysis of Financial Condition and Results of Operations” and our audited historical financial statements and the notes to those statements included elsewhere in this prospectus.

The Distribution may not occur.

Subject to the terms of the Arrangement Agreement, BHC will have no obligation to complete the Distribution. Whether BHC proceeds with the Distribution pursuant to the Arrangement or otherwise, in whole or

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in part, is subject to a number of conditions precedent, some of which are outside our control. These conditions precedent are expected to include, but are not limited to the following: receipt of any necessary regulatory or other approvals, existence of satisfactory market conditions, and in the case of a tax-free transaction, an opinion of counsel and the Tax Ruling requested from the Canada Revenue Agency confirming the tax-free treatment of the transaction to BHC and its shareholders, and the Company and its shareholders. Completion of any plan of arrangement under applicable corporate law (including the Plan of Arrangement) would also be subject to approvals, including by BHC’s shareholders and receipt of the interim and final orders from the British Columbia Supreme Court (the “Interim Order” and the “Final Order,” respectively). At the hearing for the final order under any plan of arrangement, the British Columbia Supreme Court will consider whether to approve the Distribution based on the applicable legal requirements and the evidence before the Court as to, among other things, whether the plan of arrangement is fair and reasonable. Other conditions precedent which are outside our control include, without limitation, approvals of the NYSE and the TSX. There can be no certainty, nor can we provide any assurance, that all conditions precedent to the Distribution will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived. If certain approvals and consents are not received prior to the anticipated effective date of the Distribution, we and BHC may decide to proceed nonetheless, or we and BHC may either delay or amend the implementation of all or part of the Distribution, including possibly delaying the completion of the Distribution in order to allow sufficient time to complete such matters or effecting the Distribution other than by way of a plan of arrangement under applicable corporate law. Any such changes in timing or manner of effecting the Distribution could result in other conditions needing to be satisfied or waived. If the Distribution is delayed, restructured or not completed, the market price of our common shares may be materially adversely affected. Furthermore, if the Distribution does not occur, or if BHC does not otherwise dispose of its ownership of our equity interests, the risks relating to BHC’s control of us and the potential business conflicts of interest between BHC and us will continue to be relevant to our shareholders. The liquidity of our common shares in the market may be constrained for as long as BHC continues to hold a significant position in our common shares. A lack of liquidity in our common shares could depress the price of our common shares.

It is possible that future factors may arise that make it inadvisable to proceed with, or advisable to delay, all or part of the Distribution, which may include an amendment to the Plan of Arrangement to modify, add or remove certain steps in the Arrangement, or to amend the terms of the Arrangement Agreement. The Arrangement Agreement may be terminated in certain circumstances, including by written agreement of the parties. Subject to the terms of the Arrangement Agreement, BHC will have the right to abandon or change the structure of the Distribution if BHC determines to do so in its sole discretion.

The development of our operations and infrastructure in connection with the Separation, and any future expansion of such operations and infrastructure, may not be entirely successful, and may strain our operations and increase our operating expenses.

In connection with the Separation, we have been implementing a new information technology infrastructure for our business, which includes the creation of management information systems and operational and financial controls unique to our business. We may not be able to put in place adequate controls in an efficient and timely manner in connection with the Separation and our current systems may not be adequate to support our future operations. The difficulties associated with installing and implementing new systems, procedures and controls may place a significant burden on our management and operational and financial resources. If we fail to continue to improve our management information systems, procedures and financial controls, or encounter unexpected difficulties during expansion and reorganization, our business could be harmed. For example, we are investing significant capital and human resources in the design, development and enhancement of our financial and enterprise resource planning systems. We will depend on these systems in order to timely and accurately process and report key components of our results of operations, financial condition and cash flows. If the systems fail to operate appropriately or we experience any disruptions or delays in enhancing their functionality to meet current business requirements, our ability to accurately report our financial results and otherwise run our business could be adversely affected. Even if we do not encounter these adverse effects, the development and enhancement of systems may be much more costly than we anticipated. If we are unable to continue to develop and enhance our

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Pursuant to 17 C.F.R. Section 200.83

information technology systems as planned, our business, results of operations and financial condition could be materially adversely affected.

Until the completion of the Distribution, BHC will control the direction of our business, and the concentrated ownership of our common shares will prevent you and other shareholders from influencing significant decisions.

Immediately following the completion of this offering, BHC will own approximately     % of our outstanding common shares (or approximately     % if the underwriters exercise their option to purchase additional shares in full). As long as BHC beneficially controls a majority of the voting power of our outstanding common shares with respect to a particular matter, it will generally be able to determine the outcome of all corporate actions requiring shareholder approval, including the election and removal of directors, and will be able to block a takeover bid made for the shares of the Company as Canadian securities laws require that a minimum of 50% of the issued and outstanding shares be tendered to the bid in order for the bid to succeed. Even if BHC were to control less than a majority of the voting power of our outstanding common shares, it may be able to influence the outcome of such corporate actions so long as it owns a significant portion of our common shares. If BHC does not complete the Distribution or otherwise dispose of its ownership of our equity interests, it could remain our controlling shareholder for an extended period of time or indefinitely. In such a case, the concentration of BHC’s holdings may delay or prevent any acquisition or delay or discourage takeover attempts that shareholders may consider to be favorable, or make it more difficult or impossible for a third-party to acquire control of the Company or effect a change in the Board and management, any of which may cause the market price of our common shares to decline. Any delay or prevention of a change of control transaction could deter potential acquirors or prevent the completion of a transaction in which the Company’s shareholders could receive a premium over the then current market price for their common shares.

BHC’s interests may not be the same as, or may conflict with, the interests of our other shareholders. Investors in this offering will not be able to affect the outcome of any shareholder vote while BHC controls the majority of the voting power of our outstanding common shares, except where Canadian law requires that a matter be determined by a majority of the votes cast by minority shareholders and excludes BHC from the minority for that purpose. As a result, BHC will be able to control, directly or indirectly and subject to applicable law, substantially all matters affecting us, including:

•	any determination with respect to our business direction and policies, including the appointment and removal of officers and directors;

•	any determinations with respect to mergers, business combinations or dispositions of assets;

•	our financing and dividend policy, and the payment of dividends on our common shares, if any;

•	compensation and benefit programs and other human resources policy decisions;

•	changes to any other agreements that may adversely affect us; and

•	determinations with respect to our tax returns and other tax matters.

In addition, pursuant to the Master Separation Agreement to be entered into by us and BHC in connection with this offering, until BHC ceases to hold 50% of the total voting power of our outstanding share capital entitled to vote in the election of our directors, we will not be permitted, without BHC’s prior written consent, to take certain significant actions. As a result, our ability to take such actions may be delayed or prevented, including actions that our other shareholders, including you, may consider favorable. We will not be able to terminate or amend the Master Separation Agreement, except in accordance with its terms. See “Certain Relationships and Related Party Transactions—Relationship with BHC.”

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated third party. While we are controlled by BHC, we may

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Pursuant to 17 C.F.R. Section 200.83

not have the leverage to negotiate amendments to our various agreements with BHC (if any are required) on terms as favorable to us as those we would negotiate with an unaffiliated third party. Because BHC’s interests may differ from ours or from those of our other shareholders, actions that BHC takes with respect to us, as our controlling shareholder and pursuant to its rights under the Master Separation Agreement, may not be favorable to us or our other shareholders.

If BHC sells a controlling interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on your common shares and we may become subject to the control of a presently unknown third party.

Following the completion of this offering, BHC will continue to own a significant equity interest in our company. As long as BHC controls us, it will have significant influence over our plans and strategies, including strategies relating to marketing and growth. BHC will have the ability, should it choose to do so, to sell some or all of our common shares that it owns in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our company. Such sale, so long as it was made in compliance with an exemption from take-over bid requirements under Canadian securities laws, would not require that a concurrent offer be made to acquire all of our common shares.

The ability of BHC to privately sell the common shares it owns, with no requirement for a concurrent offer to be made to acquire all of our common shares that will be publicly traded hereafter, could prevent you from realizing any change-of-control premium on your shares that may otherwise accrue to BHC on its private sale of our common shares. Additionally, if BHC privately sells its significant equity interests in our company, we may become subject to the control of a presently unknown third party. Such third party may have interests that conflict with those of other shareholders, and may attempt to cause us to revise or change our plans and strategies, as well as the agreements between BHC and us, described in this prospectus. A new owner may also have different plans with respect to the Distribution, including not effecting such Distribution.

The services that BHC provides to us may not be sufficient to meet our needs, which may result in increased costs and otherwise adversely affect our business.

Pursuant to the Transition Services Agreement, we expect BHC to continue to provide us with corporate and shared services for a transitional period, including information technology services, technical and engineering support, application support for operations, legal, payroll, finance, tax and accounting, general administrative services and other support services and other services in exchange for the fees specified in the Transition Services Agreement between us and BHC. If we no longer receive these services from BHC due to the termination of the Transition Services Agreement or otherwise, we may not be able to perform these services ourselves and/or find appropriate third party arrangements at a reasonable cost (and any such costs may be higher than those charged by BHC). See “Certain Relationships and Related Party Transactions—Relationship with BHC—Transition Services Agreement” for a more detailed discussion of the Transition Services Agreement. In addition, we have received informal support from BHC, which may not be addressed in the agreements we intend to enter into with BHC, and the level of this informal support may diminish as we become a more independent company. Any failure or significant downtime in our own administrative systems or in BHC’s administrative systems during the transitional period could result in unexpected costs, impact our results and/or prevent us from paying our suppliers or employees and performing other administrative services on a timely basis.

Certain contracts used in our business will need to be replaced, or assigned from BHC or its affiliates to us in connection with the Separation, which may require the consent of the counterparty to such an assignment, and failure to obtain such replacement contracts or consents could increase our expenses or otherwise adversely affect our results of operations.

The Separation requires us to replace shared contracts and, with respect to certain contracts that are to be assigned from BHC or its affiliates to us or our affiliates, to obtain consents and assignments from third parties. It

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is possible that, in connection with the replacement or consent process, some parties may seek more favorable contractual terms from us. If we are unable to obtain such replacement contracts or consents, BHC has agreed to use commercially reasonable efforts to ensure that we receive the economic benefits of the contract in question following the Separation. Nonetheless, we may be unable to obtain some of the benefits, assets and contractual commitments that are intended to be allocated to us as part of the Separation. If we are unable to obtain such replacement contracts or consents, the loss of these contracts could increase our expenses or otherwise materially adversely affect our business, results of operations and financial condition.

After the Separation, some of our directors and officers may have actual or potential conflicts of interest because of their equity ownership in BHC, and some of our directors may have actual or potential conflicts of interest because they also serve as officers of BHC.

Because of their current or former positions with BHC, following the Separation, some of our directors and executive officers may own common shares of BHC or have options to acquire shares of BHC, and the individual holdings may be significant for some of these individuals compared to their total assets. Prior to the Separation, our Chief Executive Officer and certain other officers will be officers of BHC. In addition, following the Separation, certain of our directors will also serve as officers or directors of BHC. Although all transactions with related parties after this offering will be approved by a committee of non-BHC-affiliated directors, this ownership or service may create the appearance of conflicts of interest when the BHC-affiliated directors and officers are faced with decisions that could have different implications for BHC or us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between BHC and us regarding the terms of the agreements governing the Separation and the relationship thereafter between the companies. Potential conflicts of interest could also arise if we enter into commercial arrangements with BHC in the future. As a result of these actual or apparent conflicts, we may be precluded from pursuing certain growth initiatives.

To preserve the tax-free treatment of the certain transactions related to the Separation and the Distribution, we may not be able to engage in certain transactions. We could incur significant tax liabilities, or be liable to BHC, if certain transactions occur which result in these transactions or the Distribution being subject to tax.

To preserve the tax-free treatment of certain transactions related to the Separation and the Distribution, we expect that the Arrangement Agreement will contain certain tax-related covenants. In the event that the Distribution is effected pursuant to the public company “butterfly reorganization” rules in Section 55 of the Tax Act as currently anticipated, these covenants will include an agreement that, subject to certain exceptions: (a) neither party will perform any act or enter into any transaction within its control to occur that could reasonably be considered to interfere or be inconsistent with the Tax Ruling; and (b) neither the Company nor BHC, for a period of three years after the effective date of the Distribution, will (and will cause its subsidiaries to not) take any action, omit to take any action or enter into any transaction that could cause the Distribution or any transaction contemplated by the Arrangement Agreement to be taxed in a manner inconsistent with that provided for in the Tax Ruling. We refer to these and certain other covenants described in “The Separation and the Distribution—Agreements with BHC—Arrangement Agreement—Covenants” as the “Tax Covenants.” These Tax Covenants may also restrict us from taking certain actions. The Tax Covenants may also restrict our ability to pursue certain strategic transactions or engage in other transactions, some of which could be material, and the nature, extent and effect of these restrictions will depend on the manner in which the Distribution is effected.

If the Distribution is effected pursuant to the public company “butterfly reorganization” rules in Section 55 of the Tax Act as currently anticipated, the Company and BHC will recognize a taxable gain on the Distribution if (i) within three years of the Distribution, we engage in a subsequent spin-off or split-up transaction under Section 55 of the Tax Act or BHC engages in a split-up (but not spin-off) transaction under Section 55 of the Tax Act, (ii) a “specified shareholder” as defined for purposes of the “butterfly” rules in Section 55 of the Tax Act disposes of our shares or shares of BHC, or property that derives 10% or more of its value from such shares or

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Pursuant to 17 C.F.R. Section 200.83

property substituted therefor, to an unrelated person or a partnership as part of the series of transactions which includes the Distribution; (iii) there is an acquisition of control of the Company or BHC that is part of the series of transactions that includes the Distribution; or (iv) certain persons acquire shares in our capital (other than in specified permitted transactions) in contemplation of, and as part of the series of transactions that includes, the Distribution. If any of the above events were to occur and to cause the Distribution to be taxable to BHC and/or to the Company, BHC or the Company, as applicable, and in some cases both BHC and the Company, would be liable for a substantial amount of tax. In addition, if such an event were due to an act of BHC or the Company (or one of their respective affiliates), or an omission by BHC or the Company to act, then BHC (in the case of an action taken by it or one of its affiliates (other than the Company)) or the Company (in the case of any action taken by it or one of its affiliates), as applicable, is expected to generally be required to indemnify the other party for tax under the Arrangement Agreement. A breach of any of the other tax-related covenants may also require BHC or the Company, as applicable, to indemnify the other against any loss suffered or incurred from or in connection with such breach.

The applicability of these restrictions and the extent and nature of any indemnity obligations will depend on the manner in which the Separation and the Distribution are ultimately effected, including whether or not the Distribution is effected pursuant to the public company “butterfly reorganization” rules of the Tax Act as currently anticipated, which may be outside of our control. See “Certain Relationships and Related Party Transactions—Agreements with BHC—Arrangement Agreement.”

Certain requirements of the public company “butterfly reorganization” rules in Section 55 of the Tax Act depend on events that may not be within our control.

We expect the Tax Ruling to require, among other things, that the Distribution complies with all of the requirements of the public company “butterfly reorganization” rules in Section 55 of the Tax Act. Although the Distribution is structured to comply with these rules, certain events could occur that may not be within the control of the Company or BHC. If these requirements are not met, then BHC and/or the Company would recognize a taxable gain in respect of the Distribution. If incurred, tax liabilities could have a material effect on our financial position.

We potentially could have received better terms from unaffiliated third parties than the terms we received in our agreements with BHC.

The agreements we entered into with BHC in connection with the Separation were negotiated while we were still part of BHC’s business. See “Certain Relationships and Related Party Transactions—Relationship with BHC.” Accordingly, during the period in which the terms of those agreements will have been negotiated, we did not have an independent board of directors or a management team independent of BHC. The terms of the agreements negotiated in the context of the Separation relate to, among other things, the allocation of assets, intellectual property, liabilities, rights and other obligations between BHC and us, and arm’s-length negotiations between BHC and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business, may have resulted in more favorable terms to the unaffiliated third party.

We have agreed to indemnify BHC for certain liabilities, and BHC has agreed to indemnify us for certain liabilities. However, there can be no assurance that BHC’s indemnity will be sufficient to insure us against the full amount of such liabilities, or that BHC’s ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the Master Separation Agreement, the Arrangement Agreement, the Tax Matters Agreement and certain other agreements with BHC, BHC has agreed to indemnify us for certain liabilities. However, there can be no assurance that the indemnity from BHC will be sufficient to protect us against the full amount of such liabilities, or that BHC will be able to fully satisfy its indemnification obligations in the future. Even if we ultimately succeed in recovering from BHC any amounts for which we are held liable, we may be temporarily

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Pursuant to 17 C.F.R. Section 200.83

required to bear these losses. Each of these risks could negatively affect our business, financial condition, results of operations and cash flows.

Any indemnification claim against the Company, including for a breach of the tax-related covenants contained in the Arrangement Agreement and the Tax Matters Agreement could be substantial, may not be able to be satisfied and may have a material adverse effect on us. Each of these risks could also negatively affect our business, financial condition, results of operations and cash flows.

Risks Relating to this Offering and Ownership of our Common Shares

An active trading market for our common shares may not develop following the Separation, and you may not be able to sell your common shares at or above the initial public offering price.

Prior to the completion of this offering, there has been no public market for our common shares. An active trading market for our common shares may never develop or be sustained following the completion of this offering. If an active trading market does not develop, you may have difficulty selling your common shares at an attractive price, or at all. The price for our common shares in this offering will be determined by negotiations among BHC, us and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following the completion of this offering. Consequently, you may not be able to sell your common shares at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common shares, and it may impair our ability to attract and motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using our common shares as consideration. Although we intend to apply to have our common shares approved for listing on the NYSE and the TSX, an active trading market for our common shares may never develop or be sustained following the completion of this offering. Listings on the NYSE and TSX are also subject to approval by NYSE and the TSX in accordance with their respective listing requirements. The NYSE and TSX have not conditionally approved our listing applications and there are no assurances that the NYSE and the TSX will approve our listing applications.

The price of our common shares may fluctuate substantially.

You should consider an investment in our common shares to be risky, and you should invest in our common shares only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our common shares to fluctuate, in addition to the other risks mentioned in this section of the prospectus, are:

•	our announcements or our competitors’ announcements regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;

•	changes in earnings estimates or recommendations by securities analysts, if any, who cover our common shares;

•	failures to meet external expectations or management guidance;

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•

changes in our capital structure or dividend policy, including as a result of future issuances of securities, sales of large blocks of common shares by our shareholders, including BHC, or our incurrence of additional debt;

•	reputational issues;

•	changes in general economic and market conditions in or any of the regions which we conduct our business;

•	changes in industry conditions or perceptions;

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•	changes in applicable laws, rules or regulations and other dynamics; and

•	announcement or actions taken by BHC as our principal shareholder.

In addition, if the market for stocks in our industry or industries related to our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common shares could decline for reasons unrelated to our business, financial condition and results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

You will incur immediate dilution as a result of this offering.

If you purchase common shares in this offering, you will pay more for your shares than the pro forma net tangible book value of your shares. As a result, you will incur immediate dilution of $                 per share, representing the difference between the initial public offering price of $                per share and our pro forma net tangible book value per share as of                     , 2021 after giving effect to the Separation and Financing Transactions, as defined in “Unaudited pro forma condensed combined financial statements” of $                 per share. Accordingly, should we be liquidated at our book value, you would not receive the full amount of your investment.

In addition, our Articles (as defined below) permit us to issue an unlimited number of common shares. We anticipate that we will, from time to time, issue additional common shares in the future. Subject to the requirements of the applicable corporate and securities laws, the NYSE and the TSX, we will not be required to obtain the approval of shareholders for the issuance of additional common shares. Any further issuance of common shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings.

Our historical combined financial data is not necessarily representative of the results we would have achieved as a standalone company and may not be a reliable indicator of our future results.

Our historical combined financial data included in this prospectus does not reflect the financial condition, results of operations or cash flows we would have achieved as a standalone company during the periods presented or those we will achieve in the future. This is primarily the result of the following factors:

•	our historical combined financial data does not reflect the Separation;

•

our historical combined financial data reflects expense allocations for certain support functions that are provided on a centralized basis within BHC, such as expenses for business technology, facilities, legal, finance, human resources, business development, public affairs and procurement, as well as certain manufacturing and supply costs incurred by manufacturing sites that are shared with other BHC business units that may be higher or lower than the comparable expenses we would have actually incurred, or will incur in the future, as a standalone company;

•	our cost of debt and our capital structure will be different from that reflected in our historical combined financial statements;

•

significant increases may occur in our cost structure as a result of this offering, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

•

this offering may have a material effect on our customers and other business relationships, including supplier relationships, and may result in the loss of preferred pricing available by virtue of our reduced relationship with BHC.

Our financial condition and future results of operations, after giving effect to the Separation, will be materially different from amounts reflected in our historical combined financial statements included elsewhere in

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this prospectus. As a result of the Separation, it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business.

As a standalone public company, we may expend additional time and resources to comply with rules and regulations that do not currently apply to us, and failure to comply with such rules may lead investors to lose confidence in our financial data.

As a standalone public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, applicable Canadian securities laws and the regulations of the NYSE and the TSX. Such requirements will increase our legal, accounting and financial compliance costs, will make some activities more difficult, time-consuming and costly and could be burdensome on our personnel, systems and resources. We will devote significant resources to address these public company-associated requirements, including compliance programs and investor relations, as well as our financial reporting obligations. Complying with these rules and regulations has and will substantially increase our legal and financial compliance costs and make some activities more time-consuming and costly.

In particular, as a public company, our management will be required to conduct an annual evaluation of our internal controls over financial reporting and include a report of management on our internal controls in our annual reports on Form 10-K. Under current rules, we will be subject to these requirements beginning with our annual report on Form 10-K for the year ended 2021. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 beginning with our annual report on Form 10-K for the year ended 2022. If we are unable to conclude that we have effective internal controls over financial reporting, or if our registered public accounting firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares. Moreover, failure to accurately report our financial performance on a timely basis could also jeopardize our continued listing on the NYSE, the TSX or any other exchange on which our common shares may be listed. Delisting of our common shares on any exchange would reduce the liquidity of the market for our common shares, which would reduce the price of and increase the volatility of the market price of our common shares.

As long as BHC owns a majority of our common shares, we may rely on certain exemptions from the corporate governance requirements of the NYSE available to “controlled companies” and of the TSX available to “majority controlled” companies.

Upon the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance requirements of the NYSE because BHC will continue to own more than 50% of our outstanding common shares. Until such time as we are no longer a “controlled company,” we will be exempt from certain corporate governance requirements, including requirements that a majority of the Board of Directors consist of independent directors and having a compensation committee and a nominating and corporate governance committee that is composed entirely of independent directors. We may take advantage of these exemptions following the completion of this offering. Upon completion of the Distribution, we will no longer qualify as a controlled company and will be required to fully implement NYSE corporate governance requirements within one year of the Distribution. See “Management—Controlled Company Exception.” For purposes of TSX rules, while we remain “majority controlled,” we may take advantage of an exemption from the requirement to implement a majority voting policy. See “Management—Majority Voting Policy.” While BHC controls a majority of the voting power of our outstanding common shares, we may not have a majority of independent directors or our Talent and Compensation Committee may not consist entirely of independent directors. Prior to such time, you may not have certain of the protections afforded to shareholders of companies that are required to comply with all of the corporate governance requirements of the NYSE.

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In Canada, NP 58-201 provides guidance on corporate governance practices, which reflect best practices established by the Canadian securities regulatory authorities but are not intended to be prescriptive. NP 58-201 provides, among other things, that (i) the board of directors of a reporting issuer should have a majority of independent directors; (ii) the chair of the board of directors should be an independent director; (iii) the board of directors should appoint a nominating committee composed entirely of independent directors; and (iv) the board of directors should appoint a compensation committee composed entirely of independent directors. NI 58-101 requires a company to disclose the extent to which it complies with the best practices set forth in NP 58-201. To the extent that we take advantage of the “controlled company” exemption of the NYSE, and as a result do not comply with NP 58-201, we will be required to explain why we do not comply with Canadian director independence standards.

The Distribution or future sales by BHC or others of our common shares, or the perception that the Distribution or such sales may occur, could depress our common share price.

Immediately following the completion of this offering, BHC will own approximately     % of our outstanding common shares (or     % if the underwriters exercise their option to purchase additional shares in full). Subject to the restrictions described in the paragraph below, future sales of these shares in the public market will be subject to the volume and other restrictions of Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), for so long as BHC is deemed to be our affiliate, unless the shares to be sold are registered with the Securities and Exchange Commission (“SEC”). Similarly, any sale of any of our common shares by BHC will constitute a “control distribution” under Canadian securities laws (generally a sale by a person or a group of persons holding more than 20% of our outstanding voting securities) and will be subject to restrictions under Canadian securities laws, unless the sale is qualified under a prospectus filed with Canadian securities regulatory authorities, is made pursuant to a prospectus exemption, or if prior notice of the sale is filed with the Canadian securities regulatory authorities at least seven days before any sale and there has been compliance with certain other requirements and restrictions regarding the manner of sale, payment of commissions, reporting and availability of current public information about us and compliance with applicable Canadian securities laws. We have granted certain registration rights to BHC. See “Shares Eligible for Future Sale.” We are unable to predict with certainty whether or when BHC will sell a substantial number of our common shares to the extent it retains shares following the Distribution or in the event the Distribution does not occur. The Distribution or sale by BHC of a substantial number of shares after this offering, or a perception that the Distribution or such sales could occur, could significantly reduce the market price of our common shares.

We, our officers and directors and BHC have agreed with the underwriters that, without the prior written consent of                 , we and they will not, subject to certain exceptions, during the period ending                  days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common shares or any securities convertible into or exercisable or exchangeable for our common shares or publicly disclose the intention to make any such offer, sale, pledge or disposition.                  and                  may, in their sole discretion and at any time without notice, release all or any portion of the common shares subject to the lock-up. The lock-up agreement with BHC contains an exception that permits BHC to effect the Distribution beginning                  days after the date of this prospectus. See “Underwriting.” Immediately following the completion of this offering, we intend to file a registration statement registering under the Securities Act the common shares reserved for issuance under our equity compensation plan. If equity securities granted under our equity compensation plan are sold or it is perceived that they will be sold in the public market, the trading price of our common shares could decline substantially. These sales also could impede our ability to raise future capital.

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We do not expect to pay dividends on our common shares for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business. Even if we decide in the future to pay a quarterly cash dividend to the holders of our common shares, we may change our dividend policy at any time.

We do not expect to pay dividends on our common shares for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business. As a result, returns on your investment will primarily depend on the appreciation, if any, in the price of our common shares. Even if we decide in the future to pay a quarterly cash dividend to the holders of our common shares, our dividend policy may change at any time. The declaration and payment of dividends to holders of our common shares will be at the discretion of our Board of Directors in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, cash flows, impact on our effective tax rate, indebtedness, legal requirements and other factors that our Board of Directors deems relevant. Payment of dividends may be subject to withholding taxes. See “Certain Canadian Federal Income Tax Considerations.”

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CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

Caution regarding forward-looking information and statements and “Safe-Harbor” statements under applicable Canadian securities laws:

To the extent any statements made in this prospectus contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, and may be forward-looking information within the meaning defined under applicable Canadian securities laws (collectively, “forward-looking statements”).

These forward-looking statements relate to, among other things: our business strategy, business plans and prospects and forecasts and changes thereto; product pipeline, prospective products and product approvals, product development and future performance and results of current and anticipated products; anticipated revenues for our products; expected R&D and marketing spend; our expected primary cash and working capital requirements for 2021 and beyond; our plans for continued improvement in operational efficiency and the anticipated impact of such plans; our liquidity and our ability to satisfy our debt maturities as they become due; our ability to comply with the covenants expected to be contained in our credit agreement (the “Credit Agreement”) ; the impact of our distribution, fulfillment and other third-party arrangements; proposed pricing actions; exposure to foreign currency exchange rate changes and interest rate changes; the outcome of contingencies, such as litigation, subpoenas, investigations, reviews, audits and regulatory proceedings; the anticipated impact of the adoption of new accounting standards; general market conditions; our expectations regarding our financial performance, including our separation from BHC, the expected timetable for the separation and the distribution and our future financial and operating performance, revenues, expenses, gross margins and income taxes; our impairment assessments, including the assumptions used therein and the results thereof; the anticipated impact of the evolving COVID-19 pandemic and related responses from governments and private sector participants on the Company, its supply chain, third-party suppliers, project development timelines, costs, revenues, margins, liquidity and financial condition and the anticipated timing, speed and magnitude of recovery from these COVID-19 pandemic related impacts.

Forward-looking statements can generally be identified by the use of words such as “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “continue,” “will,” “may,” “could,” “would,” “should,” “target,” “potential,” “opportunity,” “designed,” “create,” “predict,” “project,” “forecast,” “seek,” “strive,” “ongoing” or “increase” and variations or other similar expressions. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements may not be appropriate for other purposes. Although we have previously indicated certain of these statements set out herein, all of the statements in this prospectus that contain forward-looking statements are qualified by these cautionary statements. These statements are based upon the current expectations and beliefs of management. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making such forward-looking statements, including, but not limited to, factors and assumptions regarding the items previously outlined, those factors, risks and uncertainties outlined below and the assumption that none of these factors, risks and uncertainties will cause actual results or events to differ materially from those described in such forward-looking statements. Actual results may differ materially from those expressed or implied in such statements. Important factors, risks and uncertainties that could cause actual results to differ materially from these expectations include, among other things, the following:

•

the risks and uncertainties caused by or relating to the evolving COVID-19 pandemic, the fear of that pandemic, the availability and effectiveness of vaccines for COVID-19, the rapidly evolving reaction of governments, private sector participants and the public to that pandemic, and the potential effects and economic impact of the pandemic and the reaction to it, the severity, duration and future impact of which are highly uncertain and cannot be predicted, and which may have a significant adverse impact

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on us, including but not limited to our supply chain, third-party suppliers, project development timelines, employee base, liquidity, stock price, financial condition and costs (which may increase) and revenue and margins (both of which may decrease);

•

legislative or policy efforts, including those that may be introduced and passed by the U.S. Congress, designed to reduce patient out-of-pocket costs for medicines, which could result in new mandatory rebates and discounts or other pricing restrictions, controls or regulations (including mandatory price reductions);

•

ongoing oversight and review of our products and facilities by regulatory and governmental agencies, including periodic audits by the U.S. Food and Drug Administration (the “FDA”) and equivalent agencies outside of the United States and the results thereof;

•	actions by the FDA or other regulatory authorities with respect to our products or facilities;

•	the covenants in our Credit Agreement and other current or future debt agreements may impose limitations, restrictions and prohibitions on the way we conduct our business;

•	any downgrade by rating agencies in our credit ratings, which may impact, among other things, our ability to raise debt and the cost of capital for additional debt issuances;

•

changes in the assumptions used in connection with our impairment analyses or assessments, which would lead to a change in such impairment analyses and assessments and which could result in an impairment in the goodwill associated with any of our reporting units or impairment charges related to certain of our products or other intangible assets;

•

the uncertainties associated with the acquisition and launch of new products, including, but not limited to, our ability to provide the time, resources, expertise and funds required for the commercial launch of new products, the acceptance and demand for new pharmaceutical products, and the impact of competitive products and pricing, which could lead to material impairment charges;

•	our ability or inability to extend the profitable life of our products, including through line extensions and other life-cycle programs;

•	our ability to retain, motivate and recruit executives and other key employees;

•	our ability to implement effective succession planning for our executives and key employees;

•	factors impacting our ability to achieve anticipated revenues for our products, including changes in anticipated marketing spend on such products and launch of competing products;

•

our ability to compete against companies that are larger and have greater financial, technical and human resources than we do, as well as other competitive factors, such as technological advances achieved, patents obtained and new products introduced by our competitors;

•

the extent to which our products are reimbursed by government authorities, pharmacy benefit managers (“PBMs”) and other third-party payors; the impact our distribution, pricing and other practices may have on the decisions of such government authorities, PBMs and other third-party payors to reimburse our products; and the impact of obtaining or maintaining such reimbursement on the price and sales of our products;

•	the inclusion of our products on formularies or our ability to achieve favorable formulary status, as well as the impact on the price and sales of our products in connection therewith;

•	the consolidation of wholesalers, retail drug chains and other customer groups and the impact of such industry consolidation on our business;

•	our eligibility for benefits under tax treaties and the continued availability of low effective tax rates for the business profits of certain of our subsidiaries;

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•

the actions of our third-party partners or service providers of research, development, manufacturing, marketing, distribution or other services, including their compliance with applicable laws and contracts, which actions may be beyond our control or influence, and the impact of such actions on us;

•

the risks associated with the international scope of our operations, including our presence in emerging markets and the challenges we face when entering and operating in new and different geographic markets (including the challenges created by new and different regulatory regimes in such countries and the need to comply with applicable anti-bribery and economic sanctions laws and regulations);

•	adverse global economic conditions and credit markets and foreign currency exchange uncertainty and volatility in certain of the countries in which we do business;

•	the impact of the United States-Mexico-Canada Agreement (“USMCA”) and any potential changes to other trade agreements;

•	the trade conflict between the United States and China;

•	our ability to obtain, maintain and license sufficient intellectual property rights over our products and enforce and defend against challenges to such intellectual property;

•

the introduction of generic, biosimilar or other competitors of our branded products and other products, including the introduction of products that compete against our products that do not have patent or data exclusivity rights;

•

the expense, timing and outcome of pending or future legal and governmental proceedings, arbitrations, investigations, subpoenas, tax and other regulatory audits, examinations, reviews and regulatory proceedings against us or relating to us and settlements thereof;

•

our ability to obtain components, raw materials or finished products supplied by third parties (some of which may be single-sourced) and other manufacturing and related supply difficulties, interruptions and delays;

•	the disruption of delivery of our products and the routine flow of manufactured goods;

•

economic factors over which we have no control, including changes in inflation, interest rates, foreign currency rates, and the potential effect of such factors on revenues, expenses and resulting margins;

•	interest rate risks associated with our floating rate debt borrowings;

•	our ability to effectively distribute our products and the effectiveness and success of our distribution arrangements;

•	our ability to effectively promote our own products and those of our co-promotion partners;

•	our ability to secure and maintain third-party research, development, manufacturing, licensing, marketing or distribution arrangements;

•

the risk that our products could cause, or be alleged to cause, personal injury and adverse effects, leading to potential lawsuits, product liability claims and damages and/or recalls or withdrawals of products from the market;

•	the mandatory or voluntary recall or withdrawal of our products from the market and the costs associated therewith;

•

the availability of, and our ability to obtain and maintain, adequate insurance coverage and/or our ability to cover or insure against the total amount of the claims and liabilities we face, whether through third-party insurance or self-insurance;

•

the difficulty in predicting the expense, timing and outcome within our legal and regulatory environment, including with respect to approvals by the FDA, Health Canada, EMA and similar agencies in other countries, legal and regulatory proceedings and settlements thereof, the protection afforded by our patents and other intellectual and proprietary property, successful generic challenges to our products and infringement or alleged infringement of the intellectual property of others;

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•	the results of continuing safety and efficacy studies by industry and government agencies;

•

the success of preclinical and clinical trials for our drug development pipeline or delays in clinical trials that adversely impact the timely commercialization of our pipeline products, as well as other factors impacting the commercial success of our products, which could lead to material impairment charges;

•

the results of management reviews of our research and development portfolio (including following the receipt of clinical results or feedback from the FDA or other regulatory authorities), which could result in terminations of specific projects which, in turn, could lead to material impairment charges;

•	the seasonality of sales of certain of our products;

•	declines in the pricing and sales volume of certain of our products that are distributed or marketed by third parties, over which we have no or limited control;

•

compliance by us or our third-party partners and service providers (over whom we may have limited influence), or the failure by us or these third parties to comply, with health care “fraud and abuse” laws and other extensive regulation of our marketing, promotional and business practices (including with respect to pricing), worldwide anti-bribery laws (including the U.S. Foreign Corrupt Practices Act and the Canadian Corruption of Foreign Public Officials Act), worldwide economic sanctions and/or export laws, worldwide environmental laws and regulation and privacy and security regulations;

•

the impacts of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (the “Health Care Reform Act”) and potential amendment thereof and other legislative and regulatory health care reforms in the countries in which we operate, including with respect to recent government inquiries on pricing;

•

the impact of any changes in or reforms to the legislation, laws, rules, regulation and guidance that apply to us and our businesses and products or the enactment of any new or proposed legislation, laws, rules, regulations or guidance that will impact or apply to us or our businesses or products;

•	the impact of changes in federal laws and policy that may be undertaken under the Biden administration;

•	illegal distribution or sale of counterfeit versions of our products;

•	interruptions, breakdowns or breaches in our information technology systems;

•	failure to achieve the expected benefits from and successfully execute the Separation;

•	our status as a controlled company, and the possibility that BHC’s interest may conflict with our interests and the interests of our other shareholders; and

•	potential tax liabilities that may arise as a result of the Separation or related transactions.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found elsewhere in this prospectus, under “Risk Factors.” When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. These forward-looking statements speak only as of the date made. We undertake no obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect actual outcomes, except as required by law. We caution that, as it is not possible to predict or identify all relevant factors that may impact forward-looking statements, the foregoing list of important factors that may affect future results is not exhaustive and should not be considered a complete statement of all potential risks and uncertainties.

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USE OF PROCEEDS

We will not receive any proceeds from the sale of our common shares in this offering. All of the proceeds from this offering will be received by our parent company, BHC. Prior to the effectiveness of this registration statement of which this prospectus is a part, we are a wholly owned subsidiary of BHC which owns the common shares being sold in this offering.

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DIVIDEND POLICY

We do not expect to pay dividends on our common shares for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future, if any, will be used for the operation and growth of our business. See “Management Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Any future determination to pay dividends on our common shares will be at the discretion of our Board of Directors and will depend upon many factors, including our financial position, results of operations, liquidity, legal requirements, restrictions that may be imposed by the terms in current and future financing instruments, including our Credit Facilities, and other factors deemed relevant by our Board of Directors.

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CAPITALIZATION

The following sets forth our cash and cash equivalents and capitalization as of                     , 2021:

•	on an actual basis; and

•	on a pro forma basis to give effect to:

i.

the reclassification of BHC’s net investment in Bausch + Lomb into additional paid-in capital and common shares to reflect the number of common shares of Bausch + Lomb expected to be outstanding at the effective date of the registration statement of which this prospectus is a part, and the completion of the other separation transactions, as described in “The Separation and the Distribution” (the “Separation”); and

ii.

the incurrence of $         million of indebtedness under Bausch + Lomb’s new senior secured term loan facility and $         million under Bausch + Lomb’s revolving credit facility as described under “Description of Material Indebtedness” and the repayment by Bausch + Lomb to BHC of $         million in respect of the BHC Purchase Debt (collectively, the “Financing Transactions”).

We will not receive any proceeds from the sale of our common shares in this offering. All of the proceeds from this offering will be received by our parent company, BHC. Prior to the effectiveness of this registration statement of which this prospectus is a part, we are a wholly owned subsidiary of BHC which owns the common shares being sold in this offering. As the proceeds from this offering are to be received by our parent company BHC, this offering has no impact on our capitalization. See “Use of Proceeds.”

You should read this table in conjunction with “Use of Proceeds,” “Summary Historical and Unaudited Pro Forma Combined Financial Data,” “Management Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Condensed Combined Financial Statements” and our audited combined financial statements and related notes and other financial information included elsewhere in this prospectus.

As of , 2021
	Actual	Pro Forma Unaudited
(in millions, except share amounts)
Cash and cash equivalents	$	$

Debt
Bausch + Lomb term loans	$	$
Bausch + Lomb revolving credit facility(1)

Total Debt

Shareholders’ Equity
BHC investment
Common shares, shares authorized, issued and outstanding actual; shares authorized, issued and outstanding actual on a pro forma basis
Additional paid-in-capital
Accumulated deficit
Accumulated other comprehensive loss

Total Bausch + Lomb shareholders’ equity

Noncontrolling interest

Total shareholders’ equity	$	$

(1)	We expect that the $ million revolving credit facility will be undrawn upon completion of this offering.

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DILUTION

Our pro forma net tangible book value as of                     , 2021 was approximately $         million, or $         per share, assuming our common shares were issued and outstanding at such date. Pro forma net tangible book value per share represents:

•	pro forma total assets less intangible assets after giving effect to the Separation;

•	reduced by our pro forma total liabilities after giving effect to the Financing Transactions; and

•	divided by the number of our common shares outstanding after giving effect to the Separation.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our common shares in this offering and the net tangible book value per share immediately following the completion of this offering. We will not receive any proceeds from the sale of our common shares in this offering. All of the proceeds from this offering will be received by our parent company, BHC. Prior to the effectiveness of this registration statement of which this prospectus is a part, we are a wholly owned subsidiary of BHC which owns the common shares being sold in this offering. As the proceeds from this offering are to be received by our parent company BHC in exchange for the shares BHC is selling in this offering, this offering has no impact on our capitalization including the number of common shares outstanding, and would have no impact on our pro forma net tangible book value.

After giving effect to this offering, our pro forma net tangible book value would be unchanged as of                     , 2021 and would have been approximately $         , or $         per share. This represents an immediate dilution of $        per share to investors purchasing our common shares in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share		$

Pro forma net tangible book value per share	$
Change in net tangible book value per share attributable to the sale of shares in this offering, net of the distributions to BHC
Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

Each $1.00 increase (decrease) in the assumed initial offering price of $         per common share would increase (decrease) dilution per share to new investors by approximately $        , assuming that the number of shares offered by BHC as set forth on the cover page of this prospectus remains the same. The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

The following table summarizes, at                     , 2021 (giving pro forma effect to the sale of our common shares in this offering), the difference between the existing shareholder and new investors with respect to the number of our common shares purchased, the total consideration paid for these shares, and the average price per share paid by our existing shareholder and to be paid by the new investors in this offering. The calculation below reflecting the effect of shares purchased by new investors is based on an assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus after deducting underwriting commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Common Share
	Number	Percent		Amount		Percent
Existing shareholder (BHC)			%		$—	—%		$—
New investors			%			100%

Total		100%		$		100%	$

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Each $1.00 increase (decrease) in the assumed initial offering price of $            per common share would increase (decrease) the total consideration paid by new investors by approximately $            , or the percent of total consideration paid by new investors by approximately    %, assuming that the number of shares offered as set forth on the cover page of this prospectus remains the same. BHC may also increase or decrease the number of shares in the offering. An increase (decrease) of shares in the number of shares offered by 1.0 million would increase (decrease) the total consideration paid by new investors by approximately $            , or the percent of total consideration paid by new investors by approximately    %, assuming the public offering price per share remains the same. The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares purchased is based on common shares outstanding at                 , 2021. The discussion and table above exclude common shares issuable upon exercise of outstanding options. If the underwriters were to fully exercise their option to purchase additional common shares from BHC, the percentage of our common shares held by the existing shareholder would be     %, and the percentage of common shares held by new investors would be     %. To the extent any outstanding options are exercised, new investors will experience further dilution. To the extent all outstanding options had been exercised at                 , 2021, the net tangible book value per share after this offering would be $            and total dilution per share to new investors would be $            .

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THE SEPARATION AND THE DISTRIBUTION

The Separation

Our business was founded in 1853 and was acquired by BHC in 2013. Prior to the effectiveness of the registration statement of which this prospectus is a part, Bausch + Lomb is a wholly owned subsidiary of BHC which owns the common shares being sold in this offering. We will not receive any proceeds from the sale of the common shares in this offering. All of the proceeds from this offering will be received by Bausch + Lomb’s parent company BHC.

On August 6, 2020, BHC announced its intention to separate its eye health business into an independent publicly traded entity from the remainder of BHC. Bausch + Lomb was incorporated under the CBCA on August 19, 2020 and was formed to ultimately hold BHC’s Bausch + Lomb Business. As part of the plan to separate the Bausch + Lomb Business from the remainder of BHC’s businesses, we will enter into the Master Separation Agreement and a number of other agreements with BHC for the purpose of accomplishing the Separation and setting forth various matters governing our relationship with BHC after the completion of this offering. The agreements will also provide for the allocation of employee benefits, tax and other liabilities and obligations attributable or related to periods or events prior to and in connection with this offering. We will enter into these agreements with BHC while we are still a wholly owned subsidiary of BHC and certain terms of these agreements are not necessarily the same as could have been obtained from unaffiliated third parties.

The following are the principal steps of the Separation:

•

BHC will transfer to us the entities, assets, liabilities and obligations that we will hold following the separation of our business from BHC’s other businesses. Such internal reorganization may take the form of asset transfers, dividends, contributions and similar transactions, and will involve the formation of new subsidiaries in U.S. and non-U.S. jurisdictions to own and operate Bausch + Lomb’s Business in such jurisdictions. Certain shared contracts will be assigned, in part to us or applicable subsidiaries or be appropriately amended. Among other things and subject to limited exceptions, such internal reorganization is expected to result in us owning, directly or indirectly, the operations comprising, and the entities that conduct, BHC’s Bausch + Lomb Business. In exchange, we will issue or transfer to BHC all of our issued and outstanding common shares and a promissory note payable to BHC on demand (the “BHC Purchase Debt”), which will be repaid prior to the completion of this offering.

•

Bausch + Lomb intends to incur approximately $            million of principal indebtedness, consisting of a combination of bank term loans (which amount may be adjusted by BHC as described elsewhere in this prospectus) and a $            million revolving credit facility (expected to be undrawn at closing) (collectively the “Credit Facilities”).

•

Using a portion of the proceeds of the Credit Facilities before the effectiveness of the registration statement of which this prospectus is a part, Bausch + Lomb will repay $            million in respect of the BHC Purchase Debt to BHC.

•

Prior to the effectiveness of the registration statement of which this prospectus is a part, we will enter into the Master Separation Agreement and a number of other agreements with BHC for the purpose of accomplishing the Separation and setting forth various matters governing our relationship with BHC after the completion of this offering. See “Certain Relationships and Related Party Transactions” for additional discussion.

The Distribution

BHC has informed us that, following the completion of this offering, it currently intends to transfer all or a portion of its remaining equity interest in us to its shareholders by way of the Arrangement to be implemented in

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accordance with and subject to the conditions set out in the Plan of Arrangement. To facilitate the Arrangement, prior to the completion of this offering we intend to enter into the Arrangement Agreement with, among others, BHC, which sets out certain representations, warranties and covenants of the parties and sets out certain conditions precedent which must be satisfied or waived in order for the Arrangement to be completed, together with certain rights of termination of each of the parties. Subject to the terms of the Arrangement Agreement, BHC may also effect the transfer of its remaining equity interest in us to its shareholders through one or more distributions effected as a dividend to all BHC shareholders, one or more distributions in exchange for BHC shares or other securities or any combination thereof.

If the Distribution is effected by way of a plan of arrangement under applicable corporate law as currently anticipated, it will be subject to approvals, including by BHC’s shareholders and to receipt of the interim and final orders of the British Columbia Supreme Court (the “Interim Order” and the “Final Order,” respectively). There can be no assurance as to the outcome of any such shareholder approval or the receipt of such court orders. Prior to the completion of any such distribution, BHC may also sell a portion of its remaining equity interest in us through an offering to third parties. We refer to any such potential distribution and/or sale as the “Distribution.” BHC has agreed not to effect the Distribution for a period of                  days after the date of this prospectus. See “Underwriting.”

Subject to the terms of the Arrangement Agreement, BHC has no obligation to pursue or consummate any further dispositions of its ownership interest in us, including through the Distribution, by any specified date or at all and it may retain its ownership interest in us indefinitely or dispose of all or a portion of its ownership interest in us in a sale or other transaction. If pursued in whole or in part or pursuant to the Arrangement or otherwise, the Distribution would be subject to various conditions, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions, and in the case of a tax-free transaction, an opinion of counsel and the Tax Ruling from the Canada Revenue Agency confirming the tax-free treatment of the transaction to BHC and its shareholders and the Company and its shareholders. Completion of the Arrangement as currently anticipated would also be subject to the terms and conditions and conditions precedent contained in the Arrangement Agreement, including approval by BHC’s shareholders and to receipt of the Interim Order and the Final Order. The conditions to the Distribution may not be satisfied, BHC may decide not to consummate the Distribution even if the conditions are satisfied or BHC may decide to waive one or more of these conditions and consummate the Distribution even if all of the conditions are not satisfied. BHC currently expects that the Distribution will be effected by way of the Arrangement, which is described in more detail under “—Agreements with BHC—Arrangement Agreement.” Prior to completion of this offering, the Arrangement will be approved by BHC as sole shareholder of the Company and we will be bound by the terms and conditions of the Arrangement Agreement, including an obligation to implement the Arrangement in accordance with the terms and subject to the conditions contained in the Arrangement Agreement. It is therefore important for you to note that the Arrangement described herein may be amended at any time prior to receipt of approval by the BHC shareholders by BHC in accordance with the terms of the Arrangement Agreement. Your purchase of common shares will be deemed to be approval of the implementation of the Arrangement and to the other transactions contemplated by the Arrangement Agreement, as the Arrangement and the Arrangement Agreement may be amended by BHC from time to time in accordance with the terms of the Arrangement Agreement. A copy of the Arrangement Agreement has also been filed as an exhibit to the registration statement of which this prospectus forms a part, and on the Company’s profile on SEDAR at www.sedar.com.

Agreements with BHC

Bausch + Lomb will enter into the Master Separation Agreement and other related agreements with BHC to effect the Separation and to provide a framework for our relationship with BHC after the Separation, and will enter into certain other agreements, including the Arrangement Agreement, the Transition Services Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Intellectual Property Matters Agreement, the Real Estate Matters Agreement and the Registration Rights Agreement. These agreements will allocate among Bausch + Lomb and BHC the assets, employees, liabilities and obligations (including, among others,

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investments, property and employee benefits and tax-related assets and liabilities) of BHC and its subsidiaries attributable to periods prior to, at and after Bausch + Lomb’s separation from BHC, provide for certain services to be delivered on a transitional basis and govern the relationship between Bausch + Lomb and BHC following the Separation. For additional information regarding the Master Separation Agreement and other transaction agreements, see “Risk Factors—Risks Relating to the Separation” and “Certain Relationships and Related Party Transactions.”

Master Separation Agreement

We intend to enter into the Master Separation Agreement with BHC prior to the completion of this offering that will, together with the other agreements summarized below, govern the relationship between BHC and us following the completion of this offering.

Separation of Assets and Liabilities. The Master Separation Agreement generally allocates assets and liabilities to us and BHC according to the business to which such assets or liabilities relate. In particular, the Master Separation Agreement will provide, among other things, that, subject to the terms and conditions contained therein:

•

all of the assets primarily related to the businesses and operations of BHC’s Bausch + Lomb Business, which we refer to as the “Bausch + Lomb Assets,” will be transferred to us or one of our subsidiaries;

•

certain liabilities (whether accrued, contingent or otherwise and regardless of whether arising or accruing before, on or after the completion of this offering) related to or arising out of the Bausch + Lomb Assets, and other liabilities related to the businesses and operations of BHC’s Bausch + Lomb Business, which we refer to as the “Bausch + Lomb Liabilities,” will be retained by or transferred to us or one of our subsidiaries;

•

all of the assets and liabilities (whether accrued, contingent or otherwise and regardless of whether arising or accruing before, on or after the completion of this offering) other than the Bausch + Lomb Assets and the Bausch + Lomb Liabilities (such assets and liabilities, other than the Bausch + Lomb Assets and the Bausch + Lomb Liabilities, are referred to as the “Parent Assets” and the “Parent Liabilities,” respectively) will be retained by or transferred to BHC or its subsidiaries; and

•	certain shared contracts will be transferred or assigned, in part, to us or our subsidiaries or will be amended.

Claims. In general, each party to the Master Separation Agreement will assume liability for all pending, threatened and unasserted legal matters exclusively related to its own business or its assumed or retained liabilities. For certain legal matters that are not related exclusively to our business or BHC’s business, we intend to cooperate and consult with each other to maintain a joint defense with respect to such legal matters.

Intercompany Accounts. The Master Separation Agreement will provide that, subject to any provisions in the Master Separation Agreement or any other ancillary agreement described therein to the contrary, immediately prior to or as promptly as practicable after the Separation, all intercompany accounts between BHC and its subsidiaries, on the one hand, and the Company and its subsidiaries, on the other hand, will be repaid or settled.

Internal Transactions. The Master Separation Agreement will provide for certain internal transactions related to our separation from BHC that will occur prior to the completion of this offering.

Delayed Transfers and Further Assurances. To the extent transfers of assets and assumptions of liabilities related to the Bausch + Lomb Business have not been completed because of a necessary governmental or third party approval or notification, the parties will use commercially reasonable efforts to obtain or make such approvals or notifications as soon as reasonably practicable. In the event that any such transfer has not been consummated prior to the closing of this offering, the party retaining any asset that otherwise would have been

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transferred shall hold such asset in trust for the use and benefit of the party entitled thereto and retain such liability for the account of the party by whom such liability is to be assumed, in each case to the extent reasonably possible and permitted by applicable law, and take such actions reasonably requested by the other party in order to place such party, in a substantially similar position as would have existed had such asset or liability been transferred prior to the closing of this offering.

Representations and Warranties. In general, neither we nor BHC will make any representations or warranties regarding any assets or liabilities transferred or assumed. Except as expressly set forth in the Master Separation Agreement, all assets will be transferred on an “as is,” “where is” basis, and the respective transferees will bear the economic and legal risks that conveyed assets are not sufficient to operate the applicable business or that the title to any of the conveyed assets shall be other than good and marketable title, free and clear of any lien.

The Initial Public Offering and Cooperation with the Exchange. The Master Separation Agreement will govern our and BHC’s respective rights and obligations regarding this offering. Pursuant to the Master Separation Agreement, we and BHC will each use commercially reasonable efforts to take all actions necessary to consummate this offering. Subject to the terms and conditions of the Master Separation Agreement, BHC may determine the terms of, and whether to proceed with, this offering or other distribution of our shares by BHC.

Conditions. We currently expect that the Master Separation Agreement will also provide that the following conditions, among others, must be satisfied or waived by BHC, in its sole and absolute discretion, before either this offering and the separation transactions can occur or any subsequent distribution by means of plan of arrangement, a spin-off, split-off or other distribution of our shares by BHC can occur:

•	approval has been given by BHC’s Board of Directors;

•	with respect to the Distribution, approval has been given by BHC’s shareholders;

•	the final order of the British Columbia Supreme Court providing for, among other things, the approval of the plan of arrangement shall have been obtained;

•

all necessary actions or filings under applicable U.S. federal, U.S. state, Canadian or other securities law and rules and regulations thereunder in connection with this offering and the Distribution, as applicable, shall have been taken or made, and, where applicable, become effective or been accepted by the applicable governmental authority;

•

the portion of our common shares to be issued and new common shares of BHC to be distributed to BHC’s shareholders pursuant to the Arrangement Agreement have been accepted for listing on the NYSE and the TSX;

•

BHC has received an opinion from an independent appraisal firm confirming the solvency and financial viability of BHC prior to the Distribution and of BHC and our company after completion of the Distribution, and such opinions shall be acceptable to BHC in form and substance in BHC’s sole discretion and shall not have been withdrawn or rescinded;

•

no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing completion of the Distribution, the Separation or any of the transactions related thereto shall be in effect, and no other event outside the control of BHC shall have occurred or failed to occur that prevents the completion of the Distribution, the Separation or any transactions related thereto; and

•	all governmental approvals necessary to consummate the Distribution have been received and shall be in full force and effect.

BHC has the right to not complete either the Separation or the closing of this offering, if, at any time, the BHC Board of Directors determines, in its sole and absolute discretion, that such transaction is not in the best interests of BHC or its shareholders or is otherwise not advisable.

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Insurance. Our directors and officers will obtain coverage under a directors’ and officers’ insurance program to be established by us at our expense. We expect that such insurance policies will become effective prior to the completion of this offering, but in any event prior to the completion of the Distribution. We will not benefit from any of BHC’s or its affiliates’ insurance policies following the effective date of these new insurance policies.

Mutual Releases. Except for specific liabilities associated with the Master Separation Agreement or the other ancillary agreements described therein or rights to indemnification under such arrangements, we and BHC will release and forever discharge the other party and its respective subsidiaries and affiliates from any and all liabilities, claims or conditions existing or alleged to have existed on or prior to the closing of this offering. The liabilities to be released will include liabilities arising under any contract or agreement, existing or arising from any acts or events occurring or failing to occur or any conditions existing before the completion of this offering. The releases will not extend to obligations or liabilities under any agreements between BHC and the Company that remain in effect following the Separation, which agreements include, but are not limited to, the Master Separation Agreement, the Transition Services Agreement, the Tax Matters Agreement, the Registration Rights Agreement, the Intellectual Property Matters Agreement, and the transfer documents in connection with the Separation.

Indemnification. Generally, the Master Separation Agreement will provide that each party will indemnify, defend and hold harmless the other party and its subsidiaries (and each of their affiliates) and their respective officers, employees and agents from and against any and all losses relating to, arising out of or resulting from: (i) liabilities assumed by the indemnifying party, (ii) any guarantee, indemnifications or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of the indemnifying party by the indemnified party that survives following the Separation, (iii) any breach by the indemnifying party or its subsidiaries of the Master Separation Agreement and the other agreements described in this section (unless such agreement provides for separate indemnification) or (iv) any untrue statement of a material fact, or omission to state a material fact, with respect to information provided by the indemnifying party for use in, and contained in, any document disclosed to the SEC with respect to this offering or otherwise. The Master Separation Agreement will also specify procedures with respect to claims subject to indemnification and related matters.

Covenants. The Master Separation Agreement will also govern other matters related to the completion of this offering and the Distribution, the provision and retention of records, access to information, confidentiality, cooperation with respect to governmental filings and third party consents, coordination with respect to financial statements and accounting matters. In addition, the Master Separation Agreement will provide that, as long as BHC beneficially owns at least 50% of the total voting power of our outstanding share capital entitled to vote in the election of our Board of Directors, we will not (without BHC’s prior written consent) take certain actions. In addition, to preserve the tax-free treatment of the Separation and the Distribution, the Master Separation Agreement will include certain covenants and restrictions to ensure that, until the completion of the Distribution, BHC will retain beneficial ownership of at least 80.1% of our combined voting power and 80.1% of each class of nonvoting share capital, if any is outstanding.

Termination. The Master Separation Agreement may be terminated and the Distribution may be amended, modified or abandoned at any time by mutual consent or subject to the terms and conditions set forth in the Master Separation Agreement at any time prior to the closing of this offering. The Master Separation Agreement will provide that, in the event of a termination of the Master Separation Agreement on or after the completion of this offering, (1) only the provisions of the Master Separation Agreement that obligate the parties to pursue the Distribution will terminate and (2) the other provisions of the Master Separation Agreement and the other transaction agreements that BHC and we enter into will remain in full force and effect.

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Arrangement Agreement

In connection with the Distribution, we intend to enter into the Arrangement Agreement with BHC and certain of our respective affiliates prior to the completion of this offering. The Arrangement Agreement will set out the terms and conditions of the Arrangement by which the Distribution is currently expected to be implemented. The Arrangement Agreement provides BHC with authority to amend the Arrangement from time to time in accordance with its terms. The transactions contemplated by the Arrangement Agreement and the Plan of Arrangement will be approved by BHC in its capacity as our sole shareholder prior to the completion of this offering. Shareholders of the Company will not be entitled to vote in respect of the Arrangement, including in the event that the Arrangement is amended in accordance with the terms of the Arrangement Agreement. The Arrangement Agreement may also be terminated in certain circumstances, including by written agreement of the parties. Subject to terms of the Arrangement, BHC will have the right to abandon or change the structure of the Distribution if BHC determines to do so in its sole discretion. The terms and conditions of the Arrangement Agreement include, among other things:

Conditions. The Arrangement Agreement provides that the following conditions, among others, must be satisfied or waived by BHC, in its sole and absolute discretion, before any subsequent distribution by means of plan of arrangement, a spin-off, split-off or other distribution of our shares by BHC can occur:

•

with respect to the Distribution, BHC has received a tax opinion from counsel that the Distribution should qualify as a tax-free distribution within the meaning of Section 355 of the Code (the “U.S. Tax Opinion”); and

•

with respect to the Distribution, BHC has received the Tax Ruling from the Canada Revenue Agency confirming that, based on the current provisions of the Tax Act and the Tax Proposals, the Distribution and related transactions will be treated for purposes of the Tax Act as resulting in a “butterfly” reorganization with no material Canadian federal income tax payable by BHC and its shareholders, and the Company and its shareholders, and such tax ruling shall not have been withdrawn or rescinded. Prior to the date of this prospectus, BHC requested the advance income tax ruling from the Canada Revenue Agency.

Covenants. The Arrangement Agreement will contain covenants intended to ensure that the Distribution will be treated for purposes of the Tax Act as resulting in a “butterfly” reorganization with no material Canadian federal income tax payable by BHC and its shareholders, and the Company and its shareholders. Specifically, BHC and the Company will covenant and agree to:

•

cooperate in obtaining the Tax Ruling and the U.S. Tax Opinion and making such amendments to the Arrangement Agreement and the Plan of Arrangement as may be necessary to obtain the Tax Ruling and U.S. Tax Opinion and implement the Arrangement Agreement;

•

not engage in any transaction or permit any transaction within its control to occur that would cause Parent to cease to be a “specified corporation” for the purposes of the Tax Act on or prior to the effective date of the Plan of Arrangement except as contemplated in the Arrangement Agreement or in the Tax Ruling;

•	fulfil all representations or undertakings provided by it to the Canada Revenue Agency in connection with the Tax Ruling;

•

not take any actions, omit to take any action or enter into any transaction that could cause the Arrangement or any related transaction to be taxed in a manner inconsistent with that provided for in the Tax Ruling without: (i) obtaining a supplementary tax ruling or an opinion of a nationally recognized accounting firm or law firm that such actions, omissions or transactions will not have such effect in respect of the Tax Ruling or the obtaining thereof; and (ii) for a period of three years after the effective date of the Plan of Arrangement, obtaining the consent of each of other party;

•	file tax returns and any related elections pursuant to the Tax Act and to make adjustments to its capital account in accordance with the terms of the Plan of Arrangement; and

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•

cooperate in the preparation and filing, in the form and within the time limits prescribed in the Tax Act, of all elections under the Tax Act as contemplated in the Tax Ruling, the Plan of Arrangement and the Arrangement Agreement (and any similar elections that may be required under applicable provincial or foreign legislation) (such covenants, collectively the “Tax Covenants”).

Indemnification. Generally, the Arrangement Agreement will provide that each party will indemnify, defend and hold harmless the other party and its subsidiaries (and each of their affiliates) and their respective officers, employees and agents from and against any and all losses relating to, arising out of or resulting from a breach of the Tax Covenants.

Transition Services Agreement

We intend to enter into the Transition Services Agreement with BHC in connection with the Separation pursuant to which BHC will provide us with certain services and we will provide certain services to BHC for a limited time to help ensure an orderly transition following the Separation. The cost of these services will be negotiated between us and BHC.

Under the Transition Services Agreement, Bausch + Lomb will receive certain services, including information technology services, technical and engineering support, application support for operations, legal, payroll, finance, tax and accounting, general administrative services and other support services. As costs for these services historically were included in our operating results through expense allocations from BHC, we do not expect the costs associated with the Transition Services Agreement to be materially different and, therefore, we do not expect such costs to materially affect our results of operations or cash flows after becoming a stand-alone company.

Subsequent to the Separation, we will incur expenditures consisting primarily of employee-related costs, costs to establish certain stand-alone functions and information technology systems and other transaction-related costs. Additionally, we will incur increased costs as a result of becoming an independent, publicly traded company, primarily from establishing or expanding the corporate support for our businesses, including information technology, human resources, treasury, tax, internal audit, risk management, stock-based compensation programs, accounting and financial reporting, investor relations, governance, legal, procurement and other services. Our preliminary estimates of these additional recurring costs expected to be incurred annually are approximately $            million to $            million greater than the expenses historically allocated to us from BHC, and primarily relate to Selling, general and administrative expenses. We believe our cash flow from operations will be sufficient to fund these additional corporate expenses.

In general, the services under the Transition Services Agreement will begin on the date of the closing of this offering and will cover a period not expected to exceed                  months following the Separation.

Tax Matters Agreement

In connection with the Separation, we will enter into a tax matters agreement with BHC that will govern the parties’ respective rights, responsibilities and obligations with respect to tax matters (including responsibility for taxes, entitlement to refunds, allocation of tax attributes, preparation of tax returns, control of tax contests and other tax matters).

Subject to certain exceptions set forth in the tax matters agreement, Bausch + Lomb generally will be responsible for federal, state and non-U.S. taxes imposed on a separate return basis on Bausch + Lomb (or any of its subsidiaries) with respect to taxable periods (or portions thereof) that end on or prior to the date of the Separation. After the Separation, we will generally be responsible for all of the taxes imposed on us and our subsidiaries for taxable periods (or portions thereof) that begin after the date of the Separation.

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The Tax Matters Agreement will provide special rules that allocate responsibility for tax liabilities arising from a failure of the Separation transactions and Distribution to qualify for tax-free treatment or other intended tax treatment based on the reasons for such failure. It also provides that (i) we will generally agree to indemnify BHC and its affiliates from and against any liabilities associated with, among other things, the post-Distribution assets and businesses of Bausch + Lomb, whether relating to the period, or arising, prior to or after the effective time of the Distribution; and (ii) BHC will generally agree to indemnify Bausch + Lomb and its affiliates from and against any liabilities associated with, among other things, the assets to be owned by BHC or any affiliate of BHC and the businesses to be carried on by BHC or any affiliate of BHC after the effective time of the Distribution, whether relating to the period, or arising, prior to or after the effective time of the Distribution. See “Certain Relationships and Related Party Transactions,” and “Risk Factors” for additional discussion.

Employee Matters Agreement

We intend to enter into the Employee Matters Agreement with BHC immediately prior to the completion of this offering that will govern our relationship with BHC with respect to employment, compensation and benefits matters. It is anticipated that the Employee Matters Agreement will govern, among other things, the allocation of employee-related liabilities, the mechanics for the transfer of Bausch + Lomb employees, the treatment of outstanding equity awards and the treatment of Bausch + Lomb employees’ participation in BHC’s retirement and health and welfare plans.

Intellectual Property Matters Agreement

We intend to enter into the Intellectual Property Matters Agreement pursuant to which we will grant to BHC a non-exclusive, worldwide, royalty free license to use the “BHC” name and marks, and certain other marks (which we refer to as the “Licensed Trademarks”) for a transitional period beginning on the date of the Separation and extending for a transitional period after the date of the Distribution to allow for the renaming and rebranding of BHC. The Intellectual Property Matters Agreement will include certain customary quality control provisions which will impose obligations and restrictions on BHC’s use of the Licensed Trademarks.

The Intellectual Property Matters Agreement will also include certain provisions whereby we will make arrangements to provide BHC certain rights to continue to control certain domain names containing the word “BHC” during the term of the applicable trademark license and for a certain transitional period thereafter for the purpose of directing internet traffic to web sites related to the other BHC businesses thereafter.

The Intellectual Property Matters Agreement will also include an intellectual property cross-license which will provide BHC and Bausch + Lomb with reciprocal, non-exclusive cross-licenses under certain intellectual property rights transferred to us and certain intellectual property rights retained by BHC in order to provide each of BHC and Bausch + Lomb freedom to operate their respective businesses.

Real Estate Matters Agreement

In connection with the Separation, we will enter into the Real Estate Matters Agreement, pursuant to which certain leased and owned property will be transferred to or shared between us and BHC. The Real Estate Matters Agreement describes the manner in which the specified leased and owned properties are transferred or shared, including the following types of transactions: (i) conveyances to each party of specified properties that the other party owns; (ii) leases to each party of portions of specified properties that the other party owns; (iii) assignments of each party’s leases for specified leased properties to the other party; and (iv) subleases to each party of portions of specified properties leased by the other party.

Registration Rights Agreement

In connection with the Separation, we will also enter into the Registration Rights Agreement with BHC pursuant to which we will grant BHC and its affiliates certain customary demand and piggyback registration and other rights with respect to our common shares.

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Incurrence of Debt

In connection with the Separation, we expect to enter into the Credit Facilities prior to the effectiveness of the registration statement of which this prospectus is a part, with the approximately $             million of proceeds of the bank term loans thereunder expected to be used to repay the BHC Purchase Debt. Upon the effectiveness date of the registration statement of which this prospectus is a part, we anticipate having approximately $            million of outstanding principal indebtedness related to these bank term loans and $            million of total outstanding principal indebtedness. The amount of indebtedness incurred by Bausch + Lomb and the amount of cash paid by Bausch + Lomb to BHC may be adjusted by BHC as described elsewhere in this prospectus. See “Management Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” “Unaudited Pro Forma Condensed Combined Financial Statements” and “Description of Material Indebtedness” included elsewhere in this prospectus for additional details related to this indebtedness.

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UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On August 6, 2020, BHC announced its intention to separate our eye health business into an independent publicly traded entity from the remainder of BHC (as described in “The Separation and the Distribution” (the “Separation”)).

The following unaudited pro forma condensed combined financial statements of Bausch + Lomb give effect to the Separation and related adjustments in accordance with Article 11 of the Securities and Exchange Commission’s Regulation S-X, as amended by the final rule, Release No. 33-10786.

The unaudited condensed combined pro forma balance sheet gives effect to the Separation and related transactions described below as if they had occurred on                 , 2021. The unaudited pro forma adjustments to the condensed combined statement of operations for the year ended December 31, 2020 assume that the Separation and related transactions occurred as of January 1, 2020.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 has been derived from the audited historical combined statement of operations of Bausch + Lomb for the year ended December 31, 2020. The unaudited pro forma condensed combined balance sheet as of                 , 2021 has been derived from the unaudited historical combined balance sheet of Bausch + Lomb as of                 , 2021.

The unaudited pro forma condensed combined balance sheet at                 , 2021, and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020, are presented to give effect to:

Transaction accounting adjustments, including:

•

the reclassification of BHC’s net investment in Bausch + Lomb into additional paid-in capital and common shares to reflect the number of common shares of Bausch + Lomb expected to be outstanding at the effective date of this registration statement, the issuance of the BHC Purchase Debt and the completion of the other separation transactions, as described in “The Separation and the Distribution;” and

•

the anticipated (i) incurrence of $            million of indebtedness under Bausch + Lomb’s new Credit Facilities, as described in “Description of Material Indebtedness” and (ii) the repayment by Bausch + Lomb to BHC of $            million in respect of the BHC Purchase Debt (collectively, the “Financing Transactions”).

Autonomous entity adjustments, including:

•	the incremental costs Bausch + Lomb expects to incur as an autonomous entity;

•	the one-time expenses associated with separation of Bausch + Lomb; and

•

the impact of the Master Separation Agreement, the Arrangement Agreement, the Transition Services Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Intellectual Property Matters Agreement, the Real Estate Matters Agreement and the Registration Rights Agreement between Bausch + Lomb and BHC and the provisions contained therein.

We will not receive any proceeds from the sale of our common shares in this offering. All of the proceeds from this offering will be received by our parent company, BHC. Prior to the effectiveness of the registration statement of which this prospectus is a part, we are a wholly owned subsidiary of BHC which owns the common shares being sold in this offering. As the proceeds from this offering are to be received by our parent company, BHC, in exchange for the shares BHC is selling in this offering, this offering has no impact on our capitalization including the number of common shares outstanding, and would have no impact on our combined financial statements.

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Pursuant to 17 C.F.R. Section 200.83

The unaudited pro forma financial information is for informational purposes only and does not purport to represent what Bausch + Lomb’s financial position and results of operations actually would have been had the Separation occurred on the date indicated, or to project Bausch + Lomb’s financial performance for any future period. The audited annual combined financial statements of Bausch + Lomb have been derived from BHC’s historical accounting records and reflect certain allocation of expenses. All of the allocations and estimates in such financial statements are based on assumptions that BHC’s management believes are reasonable. The historical combined financial statements of Bausch + Lomb do not necessarily represent the financial position or results of operations of Bausch + Lomb had it been operated as a standalone company during the periods or at the dates presented. As a result, autonomous entity adjustments have been reflected in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information reported below should be read in conjunction with Bausch + Lomb’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the audited combined financial statements included elsewhere in this prospectus.

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BAUSCH + LOMB

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

(in millions, except per share amounts)

		Transaction Accounting Adjustments for the:			Autonomous Entity Adjustments		Pro Forma
	Historical	Separation	Financing Transactions
Revenues
Product sales	$3,381	$—	$—		$—		$
Other revenues	31	—	—		—

	3,412	—	—		—

Expenses
Cost of goods sold (excluding amortization and impairments of intangible assets)	1,269	—	—		—	(g)
Cost of other revenues	16	—	—		—
Selling, general and administrative	1,253	—	—		—	(g)
Research and development	253	—	—		—	(g)
Amortization of intangible assets	323	—	—		—
Other expense, net	38	—	—		—

	3,152	—	—		—

Operating income	260	—	—		—
Interest income	3	—	—		—
Interest expense	—	—	—	(e)	—
Foreign exchange and other	27	—	—		—

Income before (provision for) benefit from income taxes	290	—	—		—
(Provision for) benefit from income taxes	(307)	—	—	(f)	—	(b)

Net (loss) income	(17)	—	—		—
Net income attributable to noncontrolling interest	(1)	—	—		—

Net (loss) income attributable to Bausch + Lomb	$(18)	$—	$—		$—		$

Pro forma basic income per share							$	(i	)
Pro forma basic common shares outstanding								(i	)
Pro forma diluted income per share							$	(i	)
Pro forma diluted common shares outstanding								(i	)

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

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Confidential Treatment Requested by Bausch + Lomb Corporation

Pursuant to 17 C.F.R. Section 200.83

BAUSCH + LOMB

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF                 , 2021

(in millions, except share amounts)

		Transaction Accounting Adjustments for the:				Autonomous Entity Adjustments
	Historical	Separation		Financing Transactions			Pro Forma
Assets
Current assets:
Cash and cash equivalents	$	$—		$—	(b),(c),(d)	$—	$
Trade receivables, net		—		—		—
Inventories, net		—		—		—
Prepaid expenses and other current assets		—		—	(c)	—

Total current assets		—		—		—
Property, plant and equipment, net		—		—		—
Intangible assets, net		—		—		—
Goodwill		—		—		—
Deferred tax assets, net		—		—		—
Other non-current assets		—		—	(c)	—

Total assets	$	$—		$—		$—	$

Liabilities
Current liabilities:
Accounts payable	$	$—		$—		$—	$
Accrued and other current liabilities		—		—		—
Current portion of long-term debt and other		—		—	(b),(c)	—

Total current liabilities		—		—		—
Non-current portion of long-term debt		—		—	(b),(c)	—
BHC Purchase Debt		—	(a)		(d)	—
Deferred tax liabilities, net		—		—		—
Other non-current liabilities		—		—		—

Total liabilities		—		—		—

Equity
BHC investment		—	(a)	—		—
Common shares, no par value, shares authorized, and issued and outstanding on a pro forma basis		—	(a)	—		—
Additional paid-in capital		—	(a)	—		—
Accumulated other comprehensive loss		—		—		—

Net BHC investment		—		—		—
Noncontrolling interest		—		—		—

Total equity		—		—		—

Total liabilities and equity	$	$—		$—		$—	$

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

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BAUSCH + LOMB

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Transaction accounting adjustments for the Separation:

a.

Reflects the reclassification of BHC’s investment in Bausch + Lomb from “BHC investment” to “Common shares,” “Additional Paid-in-Capital” and “BHC Purchase Debt.” In connection with the Separation, BHC will transfer to Bausch + Lomb the entities, assets, liabilities and obligations that Bausch + Lomb will hold following the separation of the Bausch + Lomb business from BHC’s other businesses. In exchange, Bausch + Lomb will issue or transfer to BHC all of its issued and outstanding common shares and the BHC Purchase Debt.

As the proceeds from this offering are to be received by the parent company, BHC, in exchange for the shares BHC is selling in this offering, this offering has no impact on the Business’ capitalization including the number of common shares outstanding, and would have no impact on the Business’ combined financial statements.

Transaction accounting adjustments for the Financing Transactions:

b.

Reflects the incurrence of $         million of indebtedness under Bausch + Lomb’s new senior secured term loan facility and Bausch + Lomb’s revolving credit facility (expected to be undrawn) as described under “Description of Material Indebtedness.”

c.	Reflects the payment of $ million of costs related to the Financing Transactions.

d.

Reflects the repayment by Bausch + Lomb to BHC of $         million in respect of the BHC Purchase Debt from the proceeds received from the issuance of the debt discussed in (b) above and an adjustment to reflect $         million of cash at the balance sheet date, which is the approximate amount of cash Bausch + Lomb will have following the completion of the Separation. This reflects the $         million of borrowings expected to be incurred in connection with the Separation, net of the expected repayment of the BHC Purchase Debt.

e.

Reflects interest expense related to the Financing Transactions. The interest rate on the issued debt is expected to be approximately     %. The pro forma condensed combined statement of operations reflects estimated interest expense of $         million related to the debt and amortization of deferred issuance costs. Interest expense was calculated assuming constant debt levels throughout the period. A 1/8% change to the annual interest rate would change interest expense by $         million for the year ended December 31, 2020.

f.	Reflects the tax effect of the transaction accounting adjustments impacting Income before provision for income taxes, calculated using the statutory tax rate of %.

Autonomous entity adjustments:

g.

Reflects the change in expenses for the difference in costs to be incurred by Bausch + Lomb as a standalone public company. Our historical combined financial statements include expense allocations for certain support functions that are provided on a centralized basis within BHC, such as expenses for business technology, facilities, legal, finance, human resources, business development, external affairs and procurement, among others, as well as certain manufacturing costs incurred by manufacturing sites that are shared with other BHC business units. As reflected as an autonomous entity adjustment, we expect BHC to continue to provide us with some of the services related to these functions on a transitional basis in exchange for agreed-upon fees in accordance with the terms of the Transition Services Agreement. We will also incur new costs relating to our public reporting and compliance obligations as a standalone public

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company. As a standalone public company, Bausch + Lomb expects to incur certain additional costs including costs resulting from:

•

separation and establishment of Bausch + Lomb as a standalone company including incremental costs related to commercial, manufacturing, research and business support functions that were previously shared with BHC;

•

costs to perform financial reporting and regulatory compliance, and costs associated with accounting, auditing, tax, legal, information technology, human resources, investor relations, risk management, treasury and other general and administrative related functions;

•

higher costs for the services to be provided by BHC to Bausch + Lomb under the Transition Services Agreement with respect to information technology services, research and development, distribution, support for operations, legal, payroll, finance, tax and accounting, general administrative services and other support services;

•	one-time expenses associated with the separation of Bausch + Lomb’s information systems and facilities;

•	compensation including new equity-based awards in connection with the Separation;

•	insurance premiums; and

•	depreciation and amortization related to information technology infrastructure investments.

As a result, Bausch + Lomb expects to incur approximately $         million of expenses (including one-time expenses of approximately $         million expected to be incurred within 12 months following the completion of the Separation), in addition to BHC’s corporate and shared costs allocated in the historical combined financial statements. Accordingly, the unaudited pro forma condensed combined financial statements have been adjusted to depict Bausch + Lomb as an autonomous entity. The additional expenses have been estimated based on assumptions that management believes are reasonable. However, actual additional costs that will be incurred could be different from the estimates and would depend on several factors, including the economic environment and strategic decisions made in areas such as separation, manufacturing, selling and marketing, research and development, information technology and infrastructure.

h.	Reflects the tax effect of the autonomous entity adjustments impacting Income before provision for income taxes, calculated using the statutory tax rate of %.

i.

Pro forma basic earnings per share and pro forma basic shares outstanding is based on the number of common shares of Bausch + Lomb expected to be outstanding immediately following the effectiveness of this registration statement of which this prospectus is a part of. The number of shares used to compute diluted earnings per share is based on the number of basic shares of Bausch + Lomb common shares, plus incremental shares assuming exercise of dilutive outstanding options and vesting of other outstanding stock awards expected to be issued by Bausch + Lomb replacement awards to BHC employees transferring to Bausch + Lomb.

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MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition together with the audited historical combined financial statements (referred to as the “combined financial statements”) and the notes thereto included in this prospectus as well as the discussion in the “Business” section of this prospectus and the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.”

This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in “Risk Factors” and “Cautionary Statements Concerning Forward Looking Statements” included elsewhere in this prospectus.

The combined financial statements included in this prospectus have been prepared from Bausch Health Companies Inc.’s (“BHC”) historical accounting records and are presented on a stand-alone basis and are derived from the consolidated financial statements and accounting records of the Bausch + Lomb business of BHC. The combined financial statements reflect our financial position, results of operations and cash flows as we were historically managed, in conformity with United States of America (the “U.S.”) generally accepted accounting principles (“U.S. GAAP”). Our combined financial statements include all revenues and costs directly attributable to Bausch + Lomb, including costs for facilities, functions and services used by Bausch + Lomb. Costs for certain functions and services performed by centralized BHC organizations are directly charged to Bausch + Lomb based on specific identification when possible or based on a reasonable allocation driver such as net sales, headcount, square footage usage or other allocation methods depending on the nature of the services and/or costs. The results of operations include allocations of costs for administrative functions and services performed on behalf of Bausch + Lomb by centralized groups within BHC. The financial information discussed below and included in this prospectus may not necessarily reflect what our financial condition, results of operations or cash flow would have been had we been a stand-alone company during the periods presented or what our financial condition, results of operations and cash flows may be in the future.

Overview

Bausch + Lomb (“we,” “us,” “our” or the “Business”) is a leading global eye health company dedicated to protecting and enhancing the gift of sight for millions of people around the world—from the moment of birth through every phase of life. Our mission is simple, yet powerful: helping you see better, to live better.

Our comprehensive portfolio of over 400 products is fully integrated and built to serve our customers across the full spectrum of their eye health needs throughout their lives. Our iconic brand is built on the deep trust and loyalty of our customers established over our nearly 170-year history. We have a significant global research, development, manufacturing and commercial footprint of approximately 12,000 employees and a presence in approximately 90 countries, extending our reach to billions of potential customers across the globe. We have long been associated with many of the most significant advances in eye health, and we believe we are well positioned to continue leading the advancement of eye health in the future.

Our iconic and enduring brands are among the most recognized and most trusted in the industry. Since our beginnings in 1853 as an optical goods shop in Rochester, New York, we have remained focused on advancing eye health for people all over the world. Among our many innovations over the years, we introduced the first optical glass in the United States, the lenses used on cameras to take the first satellite picture of the moon, and the first mass-produced soft contact lens in 1971. As part of our longstanding commitment to eye care professionals and the patients they serve, we invest in physician training, patient and customer education, disease

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prevention and other initiatives through both traditional and digital platforms to continue to advance eye health. As a result of this legacy, we believe our brand is synonymous with eye health among patients, consumers and professionals around the world.

Our brands are leaders within their respective segments and collectively represent a leading portfolio of trusted assets that we believe makes us the eye health brand of choice. With one of the broadest product portfolios in the market, we are designed to address numerous large, underserved and growing markets with significant commercial potential. Our widespread complementary portfolio spans vision care, consumer health care, ophthalmic pharmaceuticals and surgical. We have well-established lines of contact lenses, intraocular lenses (IOL), medical devices, surgical systems, vitamin and mineral supplements, lens care products, prescription eye-medications and over-the-counter (OTC) eye health consumer products. We believe the breadth of our eye health portfolio is unmatched in the industry and uniquely positions us to compete in all areas of the eye health market.

We offer one of the most comprehensive product portfolios in the eye health industry which fall into three operating and reportable segments—Vision Care/Consumer Health Care, Ophthalmic Pharmaceuticals and Surgical. For additional discussion of these segments, see the discussion in “Business—Our Business.”

Our Segments

We operate our business in the following three reportable segments:

•

The Vision Care / Consumer Health Care segment consists of: (i) sales of contact lenses that span the spectrum of wearing modalities, including daily disposable and frequently replaced contact lenses and (ii) sales of contact lens care products and over-the-counter (“OTC”) eye drops, eye vitamins and mineral supplements that address various conditions including eye allergies, conjunctivitis and dry eye.

•

The Ophthalmic Pharmaceuticals segment consists of sales of a broad line of proprietary and generic pharmaceutical products for post-operative treatments and the treatment of a number of eye conditions such as glaucoma, ocular hypertension and retinal diseases and contact lenses that are indicated for therapeutic use and can also provide optical correction during healing if required.

•

The Surgical segment consists of sales of tools and technologies for the treatment of cataracts, and vitreous and retinal eye conditions and includes intraocular lenses and delivery systems, phacoemulsification equipment and other surgical instruments and devices.

For additional discussion of our reportable segments, see the discussion in “Business—Segment Information” and Note 20, “SEGMENT INFORMATION” to our audited combined financial statements for further details on these reportable segments.

Separation from Bausch Health Companies Inc.

On August 6, 2020, BHC announced its intention to separate its eye health business into an independent publicly traded entity from the remainder of BHC (as described in “The Separation and the Distribution”). Bausch + Lomb Corporation was incorporated under the Canadian Business Corporations Act on August 19, 2020 and was formed to ultimately hold the Bausch + Lomb business of BHC. Completion of the Separation is subject to certain conditions which are described more fully in “The Separation and The Distribution.”

Trends and Factors Impacting Our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this prospectus titled “Risk Factors.”

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Consumer, Patient and Eye Health Professional Demand for our Products

Our business is largely impacted by the demands of our customers, including consumers, patients and eye health professionals. Our success depends on our ability to anticipate and respond to changes in consumer preferences, as well as changing eye health needs and as a result, we continually look for key trends in the eye-health market for investment. Once we have identified areas for investment, we allocate resources to extend our market share through new launches, sales force expansion and increases to our production capacity to meet the expected customer demand. The outcome of this process allows us to better drive value in our product portfolio, drive growth and generate operational efficiencies.

For additional discussion of our growth strategies, see “Business—Our Markets.”

Invest in Our Business to Drive Growth

Our capital allocation is driven by our long-term growth strategies. We allocate resources to extend our market share through new launches and meet the expected customer demand through: (i) internal product development initiatives, (ii) strategic licensing agreements and (iii) strategic acquisitions.

Internal Product Development Initiatives

Our internal research and development (“R&D”) effort is coordinated with approximately 600 engineers, scientists and other specialized personnel principally located at 23 sites in 10 countries.

Strategic Licensing Agreements

To supplement our internal R&D initiatives and to build-out and refresh our product portfolio, we also search for opportunities to augment our pipeline through arrangements that allow us to gain access to unique products and investigational treatments, by strategically aligning ourselves with other innovative product solutions. In the normal course of business, we will enter into select licensing and collaborative agreements for the commercialization and/or development of unique products primarily in the U.S. and Canada. These products are sometimes investigational treatments in early stage development that target unique conditions.

We are and we will continue to consider further strategic licensing opportunities to address the unmet needs of the consumer, patient and eye health professional, some of which could be material in size.

Strategic Acquisitions

We selectively consider any acquisition that we believe align well with our current organization and strategic plan. We seek to enter into only those acquisitions that provide us with significant synergies with our existing business, thereby minimizing risks to our core businesses and providing long-term growth opportunities. Recently, we have entered into transactions that although not immediately impactful to our operating results, are expected to be accretive to our bottom line in future years and contribute to our long-term growth strategies.

We are considering further acquisition opportunities within our core therapeutic areas, some of which could be material in size.

For additional discussion of our internal product development initiatives, licensing agreements and acquisitions see “Business—Our Product Portfolio.”

Investments in our Global Organization

Sales Force Expansion

We have an established sales network that uniquely positions us to meet customers’ demands across the geographies we serve, building deeply loyal and enduring relationships. Through our teams, we are engaged with

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various physician and patient associations across the world. These professional relationships are the foundation of our proven track record of converting innovation into trusted products with high sales and provide us additional patient insights and consumer feedback that virtuously informs the innovation effort. We look for opportunities to strategically expand our sales force in specific geographies as need and in support of new product launches, most recently in support of our launches of our Bausch + Lomb INFUSE®, Biotrue® ONEday and Bausch + Lomb ULTRA® contact lenses in order to drive growth and maximize the return on our product portfolio.

e-Commerce

We see an opportunity in e-Commerce for growth, which now represents more than 10% of our Vision Care / Consumer Health Care revenues. We believe that the trend of using e-Commerce platforms to shop for our products will continue to affect our business due to the convenience of online ordering and subscription delivery. We believe that our products are well suited to sales through e-Commerce channels as they are shelf stable, inexpensive to ship as our products are light in weight, and easy to transport. Additionally, the recurring purchase cycles for many of our products will position them to capitalize on continued growth of subscription services. We continue to look for additional opportunities to invest in these platforms to meet consumer demand and drive growth.

Manufacturing

In support of our recent product launches and customer demand for specific products, we have and continue to make strategic investments in our infrastructure. To address the expected global demand for our Biotrue® ONEday lenses, in July 2017, we placed into service a $175 million multi-year strategic expansion project of the Waterford facility to: (i) develop new technology to manufacture, automatically inspect and package contact lenses, (ii) bring that technology to full validation and (iii) increase the size of the Waterford facility. To address the expected global demand for our Bausch + Lomb ULTRA® contact lens, in December 2017, we completed a multi-year, $200 million strategic upgrade to our Rochester facility which increased production capacity in support of our Bausch + Lomb Ultra® and SiHy Daily AQUALOXTM product lines. To address the expected global demand for our SiHy Daily disposable contact lenses, in November 2018, we initiated $300 million of additional expansion projects to add multiple production lines to our Rochester and Waterford facilities.

Recently, to meet the expected demand for our contact lenses, in 2020, we initiated an expansion of the Business’ Lynchburg distribution center which is expected to create new jobs over the next five years and expand the overall site to 190,000 square feet, which will provide distribution capabilities for medical devices, primarily contact lens products, and be the main point of distribution for these products in the U.S.

We believe the investments in our Waterford, Rochester and Lynchburg facilities and related expansion of labor forces further demonstrates the growth potential we see in our Bausch + Lomb products.

For more details regarding these investments see “Business—Manufacturing and Supply.”

Our Competitive Environment

We operate in a marketplace with many competitors and face competition from competitors’ products and new products entering the market. We also face the threat of competition from new entrants to our markets as well as from existing competitors, including those overseas who may have lower production costs. In order to protect and grow our market share we: (i) actively manage our pricing, (ii) refresh our product portfolio with innovative new products and (iii) manage our product portfolio to address generic competition.

Pricing

As is customary in the eye health industry, gross product sales are subject to a variety of deductions in arriving at net product sales. Provisions for these deductions are recognized concurrently with the recognition of

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gross product sales. These provisions include cash discounts and allowances, chargebacks, and distribution fees, which are paid or credited to direct customers, as well as rebates and returns, which can be paid or credited to direct and indirect customers. We actively manage these offerings, focusing on the incremental costs of our patient assistance programs, the level of discounting to non-retail accounts and identifying opportunities to minimize product returns. We also concentrate on managing our relationships with our payors and wholesalers, reviewing the ranges of our offerings and being disciplined as to the amount and type of incentives we negotiate.

Product Development

We are focused on bringing innovative products to market to serve doctors, patients, and consumers in the pursuit of helping people see better to live better all over the world. We consistently look for key trends in the eye health market to meet changing doctor, patient, and consumer needs and identify areas for investment to expand our market share and maintain our leading positions across business segments. Our leadership team actively manages our pipeline in order to identify what we believe are innovative and realizable projects that meet the unmet needs of consumer, patient and eye health professionals and are expected to provide incremental and sustainable revenues and growth into the future. We believe that our current pipeline is strong enough to meet these objectives and provide future sources of revenues, in our core businesses, sufficient enough to sustain our growth and corporate health as other products in our established portfolio face generic competition and lose momentum.

For additional discussion of our internal product development initiatives, licensing agreements and acquisitions see “Business—Our Product Portfolio.”

Generic Competition

Certain of our products have no patent, marketing or regulatory exclusivity or will face the expiration of their patent or regulatory exclusivity in 2021 or in later years, following which we anticipate generic competition of these products. Generic competition is a fact of the eye health industry and is not specific to our operations or product portfolio. It is not avoidable, but we believe it is manageable. Our leadership team continually evaluates the impact that generic competition may have on future profitability and operations. In addition to aggressively defending our patents and other intellectual property, our leadership team makes operational and investment decisions regarding these products and businesses at risk, not the least of which are decisions regarding our pipeline. We believe that we have a well-established product portfolio that is diversified within our core businesses. We also believe that we have a robust pipeline that not only provides for the next generation of our existing products, but also brings new solutions into the market.

Business Trends

In addition to the actions previously outlined, the events described below have affected and may affect our business trends:

Impacts of COVID-19 Pandemic

In December 2019, a novel strain of the coronavirus disease, COVID-19, was identified in Wuhan, China. Since then, COVID-19 has spread to other parts of the world, including the United States, Canada and Europe, and was declared a global pandemic by the World Health Organization (the “WHO”) on March 11, 2020. The unprecedented nature of the COVID-19 pandemic has adversely impacted the global economy. The COVID-19 pandemic and the rapidly evolving reactions of governments, private sector participants and the public in an effort to contain the spread of the COVID-19 virus and/or address its impacts have intensified and have had significant direct and indirect effects on businesses and commerce. This includes, but is not limited to, disruption to supply chains, employee base and transactional activity, facilities closures and production suspensions.

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To date, Bausch + Lomb has been able to continue its operations with limited disruptions in supply and manufacturing. Although, it is difficult to predict the broad macroeconomic effects that the COVID-19 pandemic will have on industries or individual companies, Bausch + Lomb has assessed the possible effects and outcomes of the pandemic on, among other things, its supply chain, customers and distributors, discounts and rebates, employee base, product sustainability, research and development efforts, product pipeline and consumer demand.

While we continue to take actions to mitigate the impact of the COVID-19 pandemic on daily operations, the global response to the pandemic has and is expected to impact our operating results until the impacts of the pandemic completely subside, the timing of which is uncertain and may be dependent upon, among other matters, the availability and effectiveness of vaccines for the COVID-19 virus. The changing dynamics of the pandemic, related responses from governments and private sector participants and the precautionary measures taken by our customers and the health care patients and consumers we serve, are expected to impact the timing and amount of our revenues.

During the pandemic, the public has been advised to engage in certain “social restrictions” such as: (i) remaining at home or shelter-in-place, (ii) limiting social interaction, (iii) closing non-essential businesses and (iv) postponing certain surgical and elective medical procedures in order to prioritize/conserve available health care resources. During the three months ended March 31, 2020, these factors negatively impacted, most notably, the revenues of our vision care and surgical businesses in Asia where the COVID-19 pandemic originated. Beginning in March 2020 and throughout most of the second quarter of 2020, the Business experienced steeper declines in these revenues and the revenues of other businesses as social restrictions expanded worldwide, particularly in the U.S. and Europe. Social restrictions negatively impacted the Business’ revenues for contact lenses, intraocular lenses, medical devices, surgical systems and certain pre- and post-operative eye-medications of our ophthalmology business, as the offices of many health care providers were closed and certain surgeries and elective medical procedures were deferred.

However, as governments began lifting social restrictions, allowing offices of certain health care providers to reopen and certain surgeries and elective medical procedures to proceed, the negative trend in the revenues of certain businesses began to level off and stabilize prior to our third quarter of 2020. Presuming there continues to be increased availability of effective vaccines and any resurgence of the COVID-19 virus and variant strains thereof do not have a material adverse impact on efforts to contain the COVID-19 virus, we anticipate an ongoing, gradual global recovery from the significant macroeconomic and health care impacts of the pandemic that occurred during the first-half of 2020 and anticipate that our affected businesses will likely return to pre-pandemic levels during 2021. However, the rates of recovery for each business will vary by geography and will be dependent upon, among other things, the availability and effectiveness of vaccines for the COVID-19 virus, government responses, rates of economic recovery, precautionary measures taken by patients and customers, the rate at which remaining social restrictions are lifted and once lifted, the presumption that social restrictions will not be materially reenacted in the event of a resurgence of the virus and other actions taken in response to the COVID-19 pandemic.

In the U.S., the recovery in our surgical, vision care and ophthalmology businesses continues to progress as offices of certain health care providers reopen and certain surgeries and elective medical procedures proceed, while our consumer business had been less impacted by the COVID-19 pandemic. The recovery of our businesses in China seems to be further along than the rest of our businesses in Asia, as the revenues of certain of our businesses in China have returned to their pre-pandemic levels. Although certain social restrictions were lifted in Europe during the summer of 2020, recovery in this region has been more gradual, as consumers were slower to return to their pre-pandemic habits. Further, various geographies reinstituted lockdowns or partial lockdowns as needed in response to resurgence of the original COVID-19 virus and as variant strains were identified. For instance, parts of Europe, such as England, Germany, France and Ireland, and parts of Canada returned to lockdowns of various lengths and enacted or are still considering enacting other social restrictions. Entering 2021, the daily average of new COVID-19 cases in the U.S. were in decline and the vaccination rates in the U.S. accelerated leading to the lifting of certain government and social restrictions. However, variant strains

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of the virus have been identified in the U.S. and a portion of the country’s residents have demonstrated reluctance to get vaccinated. Further, for various logistical, regulatory, economical, governmental and/or other availability factors, certain geographies outside the U.S. have limited access to effective vaccines allowing the spread of the original virus and variant strains thereof to develop. These factors are challenges to achieving herd immunity in the U.S. and globally and could lead to a resurgence and new lockdowns or other social restrictions globally.

As we monitor the direction and pace of the recovery in each business and geography, we are also continually monitoring the effectiveness of the profit protection measures we initiated to manage and reduce our operating expenses and preserve cash during the COVID-19 pandemic. These profit protection measures have been successful in expanding the profit margins in many of our businesses as referenced in the discussion of our operating results to follow. As the pace of recovery in each geography accelerates, we expect to allocate more resources to selling and other promotional activities to drive our return to sustainable revenue and profit growth. Therefore, if the recovery continues, we expect our operating expenses to increase in support of our existing products, product launches and products in development and expect to see our operating expenses in 2021 exceed our operating expenses in 2020 as a result.

We believe our diverse portfolio of durable products and strong brands has served us well through the COVID-19 pandemic and we continue to be well positioned to grow market share and return to growth as the world recovers. However, this remains a very fluid situation and we continue to monitor the availability and effectiveness of vaccines and any resurgence of the COVID-19 virus and variant strains thereof on our operations, business and primary goals. Given these circumstances, we continue to focus on: (i) revising our go-to-market and sales force strategies to address the changing business dynamics created by the COVID-19 pandemic, (ii) building out our e-commerce presence to enable us to reach customers in new ways, (iii) investing in our key promoted brands and product launches to increase market share, (iv) optimizing our cost structure and (v) looking for key trends in the market to meet changing consumer/patient needs and identify areas for investment and growth. We believe focusing on these priorities will best enable us to effectively manage the changing business dynamics created by the COVID-19 pandemic, best prepare us for a possible resurgence of the virus and any variant strains thereof and return us to growth once the impacts of the COVID-19 pandemic substantially subside.

The changes in our segment revenues and segment profits, including the impacts of COVID-19 pandemic related matters for the year ended December 31, 2020, are discussed in further detail in “—Reportable Segment Revenues and Profits.” For a further discussion of these and other COVID-19 related risks, see “Risk Factors—Risk Relating to COVID-19.”

Health Care Reform

The U.S. federal and state governments continue to propose and pass legislation designed to regulate the health care industry. In March 2010, the Patient Protection and Affordable Care Act (the “ACA”) was enacted in the U.S. The ACA contains several provisions that impact our business, including: (i) an increase in the minimum Medicaid rebate to states participating in the Medicaid program, (ii) the extension of the Medicaid rebates to Managed Care Organizations that dispense drugs to Medicaid beneficiaries, (iii) the expansion of the 340(B) Public Health Services drug pricing program, which provides outpatient drugs at reduced rates, to include additional hospitals, clinics and health care centers and (iv) a fee payable to the federal government based on our prior-calendar-year share relative to other companies of branded prescription drug sales to specified government programs.

In addition, in 2013 federal subsidies began to be phased in for brand-name prescription drugs filled in the Medicare Part D coverage gap. The ACA also included provisions designed to increase the number of Americans covered by health insurance. In 2014, the ACA’s private health insurance exchanges began to operate. The ACA also allows states to expand Medicaid coverage with most of the expansion’s cost paid for by the federal government.

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For 2020, 2019 and 2018, we incurred costs of $3 million, $3 million and $5 million, respectively, related to the annual fee assessed on prescription drug manufacturers and importers that sell branded prescription drugs to specified U.S. government programs (e.g., Medicare and Medicaid). For 2020, 2019 and 2018, we also incurred costs of $20 million, $16 million and $13 million, respectively, on Medicare Part D utilization incurred by beneficiaries whose prescription drug costs cause them to be subject to the Medicare Part D coverage gap (i.e., the “donut hole”).

The financial impact of the ACA will be affected by certain additional developments over the next few years, including pending implementation guidance and certain health care reform proposals. Additionally, policy efforts designed specifically to reduce patient out-of-pocket costs for medicines could result in new mandatory rebates and discounts or other pricing restrictions. Also, it is possible, as discussed further below, that legislation will be passed by Congress repealing the ACA in whole or in part. Adoption of legislation at the federal or state level could materially affect demand for, or pricing of, our products.

In 2018, we faced uncertainties due to federal legislative and administrative efforts to repeal, substantially modify or invalidate some or all of the provisions of the ACA. However, we believe there is low likelihood of repeal of the ACA, given the recent failure of the Senate’s multiple attempts to repeal various combinations of ACA provisions and the recent change in administration. There is no assurance that any replacement or administrative modifications of the ACA will not adversely affect our business and financial results, particularly if the replacing legislation reduces incentives for employer-sponsored insurance coverage, and we cannot predict how future federal or state legislative or administrative changes relating to the reform will affect our business.

In 2019, the U.S. Health and Human Services Administration announced a preliminary plan to allow for the importation of certain lower-cost drugs from Canada. The preliminary plan excludes insulin, biological drugs, controlled substances and intravenous drugs. The preliminary plan relies on individual states to develop proposals for safe importation of those drugs from Canada and submit those proposals to the federal government for approval. Although the preliminary plan has some support from the prior administration, at this time, studies to evaluate the related costs and benefits, evaluate the reasonableness of the logistics, and measure the public reaction of such a plan have not been performed. While we do not believe this will have a significant impact on our future cash flows, we cannot provide assurance as to the ultimate context, timing, effect or impact of such a plan.

In 2019, the Government of Canada (Health Canada) published in the Canadian Gazette amendments to the pricing regulation for patented drugs. These regulations will become effective on July 1, 2021. The new regulations will, among other things, change the mechanics of establishing the pricing for products submitted for approval after August 21, 2019 and the number and composition of reference countries used to determine if a drug’s price is excessive. While we do not believe this will have a significant impact on our future cash flows, as additional facts materialize, we cannot provide assurance as to the ultimate content, timing, effect or impact of such regulations.

In July 2020, U.S. President Donald Trump signed four Executive Orders related to drug pricing, including orders addressing: (i) Part D rebate reform, (ii) the provision of deeply discounted insulin and/or an EpiPen to patients of Federally Qualified Health Centers, (iii) drug importation from Canada and (iv) most favored nation pricing for Medicare. In November 2020, U.S. President Donald Trump announced the Most Favored Nation Model for Medicare Part B Payment which was to be implemented by the Centers for Medicare & Medicaid Services Innovation Center on January 1, 2021; however, it has not been implemented, as it is currently being challenged in court. It is also uncertain whether the Biden administration intends to reverse these measures or adopt similar policy initiatives. However, President Biden and several members of the current U.S. Congress have indicated that lowering drug prices is a legislative and political priority, and some have introduced proposals that seek to address drug pricing. We are currently reviewing those Executive Orders and the Most Favored Nation Model, the impact of which is uncertain at this time.

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Other legislative efforts relating to drug pricing have been enacted and others have been proposed at the U.S. federal and state levels. For instance, certain states have enacted legislation related to prescription drug pricing transparency. Several states have passed importation legislation and Florida is working with the U.S. government to implement an importation program from Canada. We also anticipate that Congress, state legislatures and third-party payors may continue to review and assess alternative health care delivery and payment systems and may in the future propose and adopt legislation or policy changes or implementations affecting additional fundamental changes in the health care delivery system. We continually review newly enacted and proposed U.S. federal and state legislation, as well as proposed rulemaking and guidance published by the Department of Health and Human Services and the FDA; however, at this time, it is unclear the effect these matters may have on our businesses.

U.S. Tax Reform

On April 7, 2021, the Biden administration proposed changes to the U.S. tax system. The proposals under discussion include changes to the U.S. corporate tax system that would increase U.S. corporate tax rates, impose a corporate minimum book tax and double the tax rate on and make other tax changes to Global Intangible Low Tax Income earned by foreign subsidiaries. While it is expected that a tax reform bill will be introduced in the House of Representatives in the near term, many aspects of the current proposals are unclear or undeveloped. We are unable to predict which, if any, U.S. tax reform proposals will be enacted into law, and what effects any enacted legislation might have on our liability for U.S. corporate tax. However, it is possible that the enactment of changes in the U.S. corporate tax system could have a material adverse effect on our liability for U.S. corporate tax and our consolidated effective tax rate.

Financial Performance Highlights

The following table provides financial performance highlights for each of the last three years:

	Years Ended December 31,			Change
(in millions)	2020	2019	2018	2019 to 2020	2018 to 2019
Revenues	$3,412	$3,778	$3,665	$(366)	$113
Operating income	$260	$396	$416	$(136)	$(20)
Income before (provision for) benefit from income taxes	$290	$399	$417	$(109)	$(18)
Net (loss) income attributable to Bausch + Lomb	$(18)	$298	$710	$(316)	$(412)

Financial Performance

Summary of 2020 Compared with 2019

Revenues for 2020 and 2019 were $3,412 million and $3,778 million, respectively, a decrease of $366 million, or 10%. The decrease was primarily driven by: (i) lower volumes driven by: (a) social restrictions and other precautionary measures taken in response to the COVID-19 pandemic, as previously discussed, and (b) the impact in the U.S. of the loss of exclusivity (“LOE”) of certain products, (ii) the unfavorable effect of foreign currencies, primarily in Latin America, and (iii) the impact of divestitures and discontinuations. The decreases in revenue were partially offset by higher net realized pricing. The changes in our segment revenues and segment profits are discussed in further detail in the subsequent section titled “Reportable Segment Revenues and Profits.”

Operating income for 2020 and 2019 was $260 million and $396 million, respectively, a decrease of $136 million which reflects, among other factors:

•

a decrease in contribution (product sales revenue less cost of goods sold, exclusive of amortization and impairments of intangible assets) of $316 million. The decrease was primarily driven by the decrease in revenues, as previously discussed;

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•

a decrease in Selling, general, and administrative (“SG&A”) expenses of $129 million, primarily attributable to profit protection measures taken to manage and reduce operating expenses during the COVID-19 pandemic, as previously discussed;

•	a decrease in Amortization of intangible assets of $25 million, primarily due to fully amortized intangible assets no longer being amortized in 2020; and

•	a decrease in Other expense, net of $29 million, primarily attributable to decreases in: (i) Asset impairments and (ii) Litigation and other matters.

Operating income for 2020 and 2019 was $260 million and $396 million, respectively, and includes non-cash charges for Depreciation and amortization of intangible assets of $442 million and $469 million, Asset impairments of $1 million and $16 million and Share-based compensation of $50 million and $50 million, respectively.

Income before (provision for) benefit from income taxes for 2020 and 2019 was $290 million and $399 million, respectively, a decrease of $109 million and is primarily attributable to the decrease in our operating results of $136 million, as previously discussed, partially offset by a favorable net change in Foreign exchange and other of $25 million.

Net loss attributable to Bausch + Lomb for 2020 was $18 million as compared to Net income attributable to Bausch + Lomb of $298 million for 2019, a decrease in our results of $316 million and was primarily due to: (i) an unfavorable change in the (Provision for) benefit from income taxes of $211 million and (ii) the decrease in Income before (provision for) benefit from income taxes of $109 million, as previously discussed.

Summary of 2019 Compared with 2018

Revenues for 2019 and 2018 were $3,778 million and $3,665 million, respectively, an increase of $113 million, or 3%. The increase was primarily driven by: (i) higher volumes and (ii) higher net realized pricing. These increases were partially offset by: (i) the unfavorable effect of foreign currencies, primarily in Europe, Asia and Latin America, and (ii) the impact of divestitures and discontinuations.

Operating income for 2019 and 2018 was $396 million and $416 million, respectively, a decrease of $20 million which reflects, among other factors:

•	an increase in contribution of $100 million primarily driven by the increase in revenues, as previously discussed;

•

an increase in SG&A of $55 million, primarily attributable to: (i) higher advertising and promotion expenses and (ii) higher compensation costs. These increases were partially offset by the favorable impact of the effect of foreign currencies;

•	an increase in R&D of $37 million;

•

a decrease in Amortization of intangible assets of $29 million, primarily attributable to: (i) fully amortized intangible assets no longer being amortized in 2019 and (ii) impairments to certain intangible assets in 2018; and

•

an increase in Other expense, net of $56 million, primarily attributable to: (i) Acquired in-process research and development costs in 2019, (ii) Acquisition-related contingent consideration in 2018, (iii) Litigation and other matters in 2019 and (iv) the Net gain on sales of assets in 2018 and was partially offset by a decrease in Asset impairments.

Operating income for 2019 and 2018 of $396 million and $416 million, respectively, includes non-cash charges for Depreciation and amortization of intangible assets of $469 million and $495 million, Asset impairments of $16 million and $52 million and Share-based compensation of $50 million and $43 million, respectively.

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Income before (provision for) benefit from income taxes for 2019 and 2018 was $399 million and $417 million, respectively, a decrease of $18 million, primarily attributable to the decrease in our operating results of $20 million, as previously discussed.

Net income attributable to Bausch + Lomb for 2019 and 2018 was $298 million and $710 million, respectively, a decrease of $412 million, primarily attributable to: (i) the unfavorable change in (Provision for) benefit from income taxes of $398 million and (ii) the decrease in Income before (provision for) benefit from income taxes of $18 million, as previously discussed.

Results of Operations

Our results for the years 2020, 2019 and 2018 were as follows:

	Years Ended December 31,			Change
(in millions)	2020	2019	2018	2019 to 2020	2018 to 2019
Revenues
Product sales	$3,381	$3,729	$3,615	$(348)	$114
Other revenues	31	49	50	(18)	(1)

	3,412	3,778	3,665	(366)	113

Expenses
Cost of goods sold (excluding amortization and impairments of intangible assets)	1,269	1,301	1,287	(32)	14
Cost of other revenues	16	26	26	(10)	—
Selling, general and administrative	1,253	1,382	1,327	(129)	55
Research and development	253	258	221	(5)	37
Amortization of intangible assets	323	348	377	(25)	(29)
Other expense, net	38	67	11	(29)	56

	3,152	3,382	3,249	(230)	133

Operating income	260	396	416	(136)	(20)
Interest income	3	1	—	2	1
Foreign exchange and other	27	2	1	25	1

Income before (provision for) benefit from income taxes	290	399	417	(109)	(18)
(Provision for) benefit from income taxes	(307)	(96)	302	(211)	(398)

Net (loss) income	(17)	303	719	(320)	(416)
Net income attributable to noncontrolling interest	(1)	(5)	(9)	4	4

Net (loss) income attributable to Bausch + Lomb	$(18)	$298	$710	$(316)	$(412)

2020 Compared with 2019

Revenues

Our revenues are primarily generated from product sales in the therapeutic areas of eye health that consist of: (i) branded prescription eye-medications and pharmaceuticals, (ii) generic and branded generic prescription eye medications and pharmaceuticals, (iii) OTC vitamin and supplement products and (iv) medical devices (contact lenses, intraocular lenses and ophthalmic surgical equipment). Other revenues include alliance and service revenue from the licensing and co-promotion of products and contract service revenue. Contract service revenue is derived primarily from contract manufacturing for third parties and is not material.

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Our revenues were $3,412 million and $3,778 million for 2020 and 2019, respectively, a decrease of $366 million, or 10%. The decrease was primarily driven by: (i) lower volumes of $353 million primarily due to: (a) social restrictions and other precautionary measures taken in response to the COVID-19 pandemic, as discussed in the previous section titled “Business Trends—Impacts of COVID-19 Pandemic” and (b) the impact in the U.S. of the LOE of certain products such as our Lotemax® Suspension product, (ii) the unfavorable effect of foreign currencies of $16 million, primarily in Latin America and (iii) the impact of divestitures and discontinuations of $15 million. The decreases in our revenues were partially offset by higher net realized pricing of $18 million.

The changes in our segment revenues and segment profits, including the impact of COVID-19 pandemic related matters for the year ended December 31, 2020, are discussed in further detail in the respective subsequent sections titled “—Reportable Segment Revenues and Profits.”

Cash Discounts and Allowances, Chargebacks and Distribution Fees

As is customary in the health care industry, gross product sales are subject to a variety of deductions in arriving at net product sales. Provisions for these deductions are recognized concurrently with the recognition of gross product sales. These provisions include cash discounts and allowances, chargebacks, and distribution fees, which are paid or credited to direct customers, as well as rebates and returns, which can be paid or credited to direct and indirect customers. Provision balances relating to amounts payable to direct customers are netted against trade receivables and balances relating to indirect customers are included in accrued liabilities.

We actively manage these offerings, focusing on the incremental costs of our patient assistance programs, the level of discounting to non-retail accounts and identifying opportunities to minimize product returns. We also concentrate on managing our relationships with our payors and wholesalers, reviewing the ranges of our offerings and being disciplined as to the amount and type of incentives we negotiate. Provisions recorded to reduce gross product sales to net product sales and revenues for 2020 and 2019 were as follows:

	Years Ended December 31,
	2020		2019
(in millions)	Amount	Pct.	Amount	Pct.
Gross product sales	$4,542	100.0%	$4,983	100.0%

Provisions to reduce gross product sales to net product sales
Discounts and allowances	323	7.1%	363	7.3%
Returns	77	1.7%	79	1.6%
Rebates	445	9.8%	474	9.5%
Chargebacks	301	6.6%	318	6.4%
Distribution service fees	15	0.4%	20	0.4%

	1,161	25.6%	1,254	25.2%

Net product sales	$3,381	74.4%	$3,729	74.8%

Cash discounts and allowances, returns, rebates, chargebacks and distribution fees as a percentage of gross product sales were 25.6% and 25.2% in 2020 and 2019, respectively an increase of 0.4 percentage points.

Operating Expenses

Cost of Goods Sold (exclusive of amortization and impairments of intangible assets)

Cost of goods sold primarily includes: manufacturing and packaging; the cost of products we purchase from third parties; royalty payments we make to third parties; depreciation of manufacturing facilities and equipment; and lower of cost or market adjustments to inventories. Cost of goods sold excludes the amortization and impairments of intangible assets.

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Cost of goods sold was $1,269 million and $1,301 million for 2020 and 2019, respectively, a decrease of $32 million, or 2%. The decrease was primarily driven by lower volumes, as previously discussed, partially offset by higher manufacturing variances primarily due to the impacts of the COVID-19 pandemic.

Cost of goods sold as a percentage of Product sales was 37.5% and 34.9% for 2020 and 2019, respectively, an increase of 2.6 percentage points. Costs of goods sold as a percentage of Product sales revenue was unfavorably impacted as a result of: (i) product mix and (ii) higher manufacturing variances primarily due to the impacts of the COVID-19 pandemic. These factors were partially offset by higher average net selling prices.

Selling, General and Administrative Expenses

SG&A expenses primarily include: employee compensation associated with sales and marketing, finance, legal, information technology, human resources and other administrative functions; certain outside legal fees and consultancy costs; product promotion expenses; overhead and occupancy costs; depreciation of corporate facilities and equipment; and other general and administrative costs.

SG&A expenses were $1,253 million and $1,382 million for 2020 and 2019, respectively, a decrease of $129 million, or 9%. The decrease was primarily attributable to: (i) the impacts of social restrictions and other precautionary measures taken in response to the COVID-19 pandemic, as previously discussed, and (ii) profit protection measures taken to manage and reduce operating expenses during the COVID-19 pandemic and resulted in decreases primarily in: (a) advertising and promotion expenses and (b) selling expenses. The profit protection measures have been successful in expanding the profit margins in many of our businesses. As the pace of recovery in each geography accelerates, we expect to allocate more resources to selling and other promotional activities to drive our return to sustainable revenue and profit growth. Therefore, if the recovery continues, we expect our operating expenses to increase in support of our existing products, product launches and products in development and expect to see our operating expenses in 2021 exceed our operating expenses in 2020 as a result.

Research and Development Expenses

Included in Research and development are costs related to our product development and quality assurance programs. Expenses related to product development include: employee compensation costs; overhead and occupancy costs; depreciation of research and development facilities and equipment; clinical trial costs; clinical manufacturing and scale-up costs; and other third-party development costs. Quality assurance are the costs incurred to meet evolving customer and regulatory standards and include: employee compensation costs; overhead and occupancy costs; amortization of software; and other third-party costs.

R&D expenses were $253 million and $258 million for 2020 and 2019, respectively, a decrease of $5 million, or 2%. R&D expenses as a percentage of Product sales were approximately 7% and 7% for 2020 and 2019, respectively.

Amortization of Intangible Assets

Intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives, generally 1 to 17 years. Management continually assesses the useful lives related to the Business’ long-lived assets to reflect the most current assumptions.

Amortization of intangible assets was $323 million and $348 million for 2020 and 2019, respectively, a decrease of $25 million, or 7% and was primarily attributable to fully amortized intangible assets no longer being amortized in 2020.

See Note 8, “INTANGIBLE ASSETS AND GOODWILL” to our audited combined financial statements for further details related to our intangible assets.

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Other expense, net

Other expense, net for 2020 and 2019 consists of the following:

(in millions)	2020	2019
Asset impairments	$1	$16
Restructuring and integration costs	2	8
Litigation and other matters	6	16
Acquired in-process research and development costs	28	31
Other, net	1	(4)

Other expense, net	$38	$67

In 2020 and 2019, Acquired in-process research and development costs primarily consist of costs associated with the upfront payments to enter into certain exclusive licensing agreements.

Foreign Exchange and Other

Foreign exchange and other primarily includes translation gains/losses on intercompany loans and third-party liabilities and the gain/loss due to the change in fair value of foreign currency exchange contracts. Foreign exchange and other was a net gain of $27 million and $2 million for 2020 and 2019, respectively, a favorable net change of $25 million. Foreign exchange and other for 2020 and 2019 includes $3 million and $0 of gains due to the change in fair value of foreign currency exchange contracts, respectively.

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the temporary differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets for outside basis differences in investments in subsidiaries are only recognized if the difference will be realized in the foreseeable future. Provision for income taxes was $307 million and $96 million in 2020 and 2019, respectively, an increase in the Provision for income taxes of $211 million, which was primarily due to the treatment of certain tax matters identified below.

Our consolidated foreign rate differential reflects the net total tax cost or benefit on income earned or losses incurred in jurisdictions outside of Canada as compared to the net total tax cost or benefit of such income (on a jurisdictional basis) at the Canadian statutory rate of 26.9%. Tax costs below the Canadian statutory rate generate a beneficial foreign rate differential as do tax benefits generated in jurisdictions where the statutory tax rate exceeds the Canadian statutory tax rate. The net total foreign rate differentials generated in each jurisdiction in which we operate is not expected to bear a direct relationship to the net total amount of foreign income (or loss) earned outside of Canada.

In 2020 and 2019, our effective tax rate differs from the statutory Canadian income tax rate primarily due to: (i) the deferred tax effects of transfers of certain assets among the Business’ subsidiaries, (ii) the tax benefit generated from our annualized mix of earnings by jurisdiction, (iii) the release of a valuation allowance, (iv) changes in uncertain tax positions and (v) net tax costs due to the filing of certain tax returns.

We record a valuation allowance against our deferred tax assets to reduce their net carrying value to an amount that we believe is more likely than not to be realized. In determining our deferred tax asset valuation allowance, we estimate our ability to utilize future sources of income to realize the benefits of our temporary income tax differences including: (i) NOL carryforwards in each jurisdiction, primarily in Canada, the U.S. and Ireland, (ii) research and development tax credit carryforwards, (iii) scientific research and experimental development pool carryforwards and (iv) investment tax credit carryforwards. When we establish/increase or

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reduce/decrease the valuation allowance, the provision for income taxes will increase or decrease, respectively, in the period such determination is made. Our valuation allowance against deferred tax assets as of December 31, 2020 and 2019 was $15 million and $83 million, respectively. The valuation allowance against deferred tax assets decreased by $68 million during 2020 primarily due to the Business’ German subsidiary joining its German consolidated group.

See Note 16, “INCOME TAXES” to our audited combined financial statements for further details regarding income taxes.

Reportable Segment Revenues and Profits

Our revenues fall into the following 3 reportable segments:

•

The Vision Care / Consumer Health Care segment consists of: (i) sales of contact lenses that span the spectrum of wearing modalities, including daily disposable and frequently replaced contact lenses and (ii) sales of contact lens care products and over-the-counter (“OTC”) eye drops, eye vitamins and mineral supplements that address various conditions including eye allergies, conjunctivitis and dry eye.

•

The Ophthalmic Pharmaceuticals segment consists of sales of a broad line of proprietary and generic pharmaceutical products for post-operative treatments and the treatment of a number of eye conditions such as glaucoma, ocular hypertension and retinal diseases and contact lenses that are indicated for therapeutic use and can also provide optical correction during healing if required.

•

The Surgical segment consists of sales of tools and technologies for the treatment of cataracts, and vitreous and retinal eye conditions and includes intraocular lenses and delivery systems, phacoemulsification equipment and other surgical instruments and devices.

Segment profit is based on operating income after the elimination of intercompany transactions. Certain costs, such as Amortization of intangible assets, Asset impairments, In-process research and development costs, Restructuring and integration costs, Acquisition-related contingent consideration costs and Other expense (income), net, are not included in the measure of segment profit, as management excludes these items in assessing segment financial performance. See Note 20, “SEGMENT INFORMATION” to our audited combined financial statements for a reconciliation of segment profit to Income before (provision for) benefit from income taxes.

The following table presents segment revenues, segment revenues as a percentage of total revenues and the year over year changes in segment revenues for 2020 and 2019. The following table also presents segment profits, segment profits as a percentage of segment revenues and the year over year changes in segment profits for 2020 and 2019.

	Years Ended December 31,				Change
	2020		2019		2019 to 2020
(in millions)	Amount	Pct.	Amount	Pct.	Amount	Pct.
Segment Revenue
Vision Care/Consumer Health Care	$2,109	62%	$2,221	59%	$(112)	(5)%
Ophthalmic Pharmaceuticals	726	21%	859	23%	(133)	(15)%
Surgical	577	17%	698	18%	(121)	(17)%

Total revenues	$3,412	100%	$3,778	100%	$(366)	(10)%

Segment Profits / Segment Profit Margins
Vision Care/Consumer Health Care	$579	27%	$606	27%	$(27)	(4)%
Ophthalmic Pharmaceuticals	302	42%	412	48%	(110)	(27)%
Surgical	18	3%	75	11%	(57)	(76)%

Total segment profit	$899	26%	$1,093	29%	$(194)	(18)%

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Organic Revenues and Organic Growth Rates (non-GAAP)

Organic growth, a non-GAAP metric, is defined as a change on a period-over-period basis in revenues on a constant currency basis (if applicable) excluding the impact of recent acquisitions, divestitures and discontinuations. Organic revenue growth (non-GAAP) is growth in GAAP Revenue (its most directly comparable GAAP financial measure), adjusted for certain items, of businesses that have been owned for one or more years. Organic revenue (non-GAAP) is impacted by changes in product volumes and price. The price component is made up of two key drivers: (i) changes in product gross selling price and (ii) changes in sales deductions. The Business uses organic revenue (non-GAAP) and organic revenue growth (non-GAAP) to assess performance of its reportable segments, and the Business in total, without the impact of foreign currency exchange fluctuations and recent acquisitions, divestitures and product discontinuations. The Business believes that such measures are useful to investors as they provide a supplemental period-to-period comparison.

Organic revenue growth (non-GAAP) reflects adjustments for: (i) the impact of period-over-period changes in foreign currency exchange rates on revenues and (ii) the revenues associated with acquisitions, divestitures and discontinuations of businesses divested and/or discontinued. These adjustments are determined as follows:

Foreign currency exchange rates: Although changes in foreign currency exchange rates are part of our business, they are not within management’s control. Changes in foreign currency exchange rates, however, can mask positive or negative trends in the underlying business performance. The impact for changes in foreign currency exchange rates is determined as the difference in the current period reported revenues at their current period currency exchange rates and the current period reported revenues revalued using the monthly average currency exchange rates during the comparable prior period.

Acquisitions, divestitures and discontinuations: In order to present period-over-period organic revenues (non-GAAP) on a comparable basis, revenues associated with acquisitions, divestitures and discontinuations are adjusted to include only revenues from those businesses and assets owned during both periods. Accordingly, organic revenue growth (non-GAAP) excludes from the current period, all revenues attributable to each acquisition for twelve months subsequent to the day of acquisition, as there are no revenues from those businesses and assets included in the comparable prior period. Organic revenue growth (non-GAAP) excludes from the prior period (but not the current period), all revenues attributable to each divestiture and discontinuance during the twelve months prior to the day of divestiture or discontinuance, as there are no revenues from those businesses and assets included in the comparable current period.

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The following table presents a reconciliation of GAAP revenues to organic revenues (non-GAAP) and the year over year changes in organic revenue (Non-GAAP) for 2020 and 2019.

	Year Ended December 31, 2020			Year ended December 31, 2019			Change in Organic Revenue
(in millions)	Revenue as Reported	Changes in Exchange Rates	Organic Revenue (Non-GAAP)	Revenue as Reported	Divestitures and Discontinuations	Organic Revenue (Non-GAAP)	Amount	Pct.
Vision Care/Consumer Health Care
U.S.	$891	$—	$891	$840	$—	$840	$51	6%
International	1,218	16	1,234	1,381	(3)	1,378	(144)	(10)%

Total Segment	2,109	16	2,125	2,221	(3)	2,218	(93)	(4)%

Ophthalmic Pharmaceuticals
U.S.	486	—	486	583	(1)	582	(96)	(16)%
International	240	2	242	276	(6)	270	(28)	(10)%

Total Segment	726	2	728	859	(7)	852	(124)	(15)%

Surgical
U.S.	181	—	181	209	(3)	206	(25)	(12)%
International	396	(2)	394	489	(2)	487	(93)	(19)%

Segment Total	577	(2)	575	698	(5)	693	(118)	(17)%

Total	$3,412	$16	$3,428	$3,778	$(15)	$3,763	$(335)	(9)%

U.S.	$1,558	$—	$1,558	$1,632	$(4)	$1,628	$(70)	(4)%
International	1,854	16	1,870	2,146	(11)	2,135	(265)	(12)%

Total	$3,412	$16	$3,428	$3,778	$(15)	$3,763	$(335)	(9)%

Vision Care/Consumer Health Care Segment:

Vision Care/Consumer Health Care Segment Revenue

The Vision Care/Consumer Health Care segment revenue was $2,109 million and $2,221 million for 2020 and 2019, respectively, a decrease of $112 million, or 5%. The decrease was driven by: (i) a decrease in volume of $113 million, primarily due decreases in volumes in our international markets primarily due to social restrictions and other precautionary measures taken in response to the COVID-19 pandemic, as discussed in the previous section titled “Business Trends—Impacts of COVID-19 Pandemic” partially offset by an increase in volumes in the U.S., (ii) the unfavorable effect of foreign currencies of $16 million and (iii) the impact of divestitures and discontinuations of $3 million. These decreases were partially offset by an increase in net realized pricing of $20 million primarily in our international markets.

Vision Care/Consumer Health Care Segment Profit

The Vision Care/Consumer Health Care segment profit was $579 million and $606 million for 2020 and 2019, respectively, a decrease of $27 million, or 4%. The decrease was primarily driven by a decrease in contribution as a result of social restrictions and other precautionary measures taken in response to the COVID-19 pandemic, partially offset by lower: (i) SG&A expenses primarily attributable to profit protection measures taken in response to the COVID-19 pandemic and (ii) lower R&D expenses. For a detailed discussion of the impacts of the COVID-19 pandemic on our businesses and our expectations for a recovery, please refer to the previous section titled “Business Trends—Impacts of COVID-19 Pandemic.”

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Ophthalmic Pharmaceuticals Segment:

Ophthalmic Pharmaceuticals Segment Revenue

The Ophthalmic Pharmaceuticals segment revenue was $726 million and $859 million for 2020 and 2019, respectively, a decrease of $133 million, or 15%. The decrease was driven by: (i) a decrease in volume of $124 million, primarily due to: (a) social restrictions and other precautionary measures taken in response to the COVID-19 pandemic, as discussed in the previous section titled “Business Trends—Impacts of COVID-19 Pandemic,” and (b) the impact in the U.S. of the LOE of our Lotemax® Suspension product, (ii) the impact of divestitures and discontinuations of $7 million and (iii) the unfavorable effect of foreign currencies of $2 million. Net realized pricing was flat.

Ophthalmic Pharmaceuticals Segment Profit

The Ophthalmic Pharmaceuticals segment profit was $302 million and $412 million for 2020 and 2019, respectively, a decrease of $110 million, or 27%. The decrease was primarily driven by: (i) a decrease in contribution as a result of social restrictions and other precautionary measures taken in response to the COVID-19 pandemic and (ii) higher R&D expenses, partially offset by lower SG&A expenses primarily attributable to profit protection measures taken in response to the COVID-19 pandemic. For a detailed discussion of the impacts of the COVID-19 pandemic on our businesses and our expectations for a recovery, please refer to the previous section titled “Business Trends—Impacts of COVID-19 Pandemic.”

Surgical Segment:

Surgical Segment Revenue

The Surgical segment revenue was $577 million and $698 million for 2020 and 2019, respectively, a decrease of $121 million, or 17%. The decrease was driven by: (i) a decrease in volume of $116 million, primarily due to social restrictions and other precautionary measures taken in response to the COVID-19 pandemic, as discussed in the previous section titled “Business Trends—Impacts of COVID-19 Pandemic,” (ii) the impact of divestitures and discontinuations of $5 million and (iii) a decrease in net realized pricing of $2 million. These decreases were partially offset by the favorable effect of foreign currencies of $2 million.

Surgical Segment Profit

The Surgical segment profit was $18 million and $75 million for 2020 and 2019, respectively, a decrease of $57 million, or 76%. The decrease was primarily driven by a decrease in contribution as a result of social restrictions and other precautionary measures taken in response to the COVID-19 pandemic partially offset by lower SG&A expenses primarily attributable to profit protection measures taken in response to the COVID-19 pandemic. For a detailed discussion of the impacts of the COVID-19 pandemic on our businesses and our expectations for a recovery, please refer to the previous section titled “Business Trends—Impacts of COVID-19 Pandemic.”

2019 Compared with 2018

Revenues

Our revenue was $3,778 million and $3,665 million for 2019 and 2018, respectively, an increase of $113 million, or 3% primarily in our Vision Care/Consumer Health Care and Ophthalmic Pharmaceuticals segments. The increase was primarily attributable to: (i) the increase in volume of $186 million and (ii) higher net realized pricing of $37 million. These increases in revenue were partially offset by: (i) the unfavorable effect of foreign currencies of $88 million, primarily in Europe, Asia and Latin America, and (ii) the impact of divestitures and discontinuations of $22 million.

The changes in our segment revenues and segment profits are discussed in further detail in the respective subsequent sections titled “—Reportable Segment Revenues and Profits.”

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Cash Discounts and Allowances, Chargebacks and Distribution Fees

	Years Ended December 31,
	2019		2018
(in millions)	Amount	Pct.	Amount	Pct.
Gross product sales	$4,983	100.0%	$4,837	100.0%

Provisions to reduce gross product sales to net product sales:
Discounts and allowances	363	7.3%	360	7.5%
Returns	79	1.6%	82	1.7%
Rebates	474	9.5%	447	9.2%
Chargebacks	318	6.4%	314	6.5%
Distribution service fees	20	0.4%	19	0.4%

	1,254	25.2%	1,222	25.3%

Net product sales	$3,729	74.8%	$3,615	74.7%

Cash discounts and allowances, returns, rebates, chargebacks and distribution fees as a percentage of gross product sales were 25.2% and 25.3% in 2019 and 2018, respectively, a decrease of 0.1 percentage points.

Operating Expenses

Cost of Goods Sold (exclusive of amortization and impairments of intangible assets)

Cost of goods sold was $1,301 million and $1,287 million in 2019 and 2018, respectively, an increase of $14 million, or 1%. The increase was primarily attributable by: (i) better inventory management and (ii) the favorable impact of foreign currencies, partially offset by the increase in volumes.

Cost of goods sold as a percentage of Product sales was 34.9% and 35.6% for 2019 and 2018, respectively, a decrease of 0.7 percentage points and is primarily attributable to: (i) higher net realized pricing and (ii) better inventory management.

Selling, General and Administrative Expenses

SG&A expenses were $1,382 million and $1,327 million for 2019 and 2018, respectively, an increase of $55 million, or 4%. The increase was primarily attributable to: (i) higher advertising and promotion expenses and (ii) higher compensation costs. The increase was partially offset by the favorable impact of foreign currencies.

Research and Development Expenses

R&D expenses were $258 million and $221 million for 2019 and 2018, respectively, an increase of $37 million, or 17%.

Amortization of Intangible Assets

Amortization of intangible assets was $348 million and $377 million for 2019 and 2018, respectively, a decrease of $29 million, or 8%. The decrease is driven by: (i) fully amortized intangible assets no longer being amortized in 2019 and (ii) impairments to certain intangible assets in 2019 and 2018.

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Other expense, net

Other expense, net for 2019 and 2018 consists of the following:

(in millions)	2019	2018
Asset impairments	$16	$52
Restructuring and integration costs	8	3
Acquisition-related contingent consideration	—	(29)
Net gain on sales of assets	—	(13)
Litigation and other matters	16	(2)
Acquired in-process research and development costs	31	—
Other, net	(4)	—

Other expense, net	$67	$11

Litigation and other matters includes other amounts provided for certain matters discussed in Note 18, “LEGAL PROCEEDINGS” to our audited combined financial statements.

In 2019, Acquired in-process research and development costs primarily consist of costs associated with the upfront payments to enter into certain exclusive licensing agreements.

In 2018, Acquisition-related contingent consideration of $29 million reflects reduction of the estimated future milestone payments due over time, in accordance with certain acquisition agreements.

Foreign Exchange and Other

Foreign exchange and other was a net gain of $2 million and $1 million for 2019 and 2018, respectively, an unfavorable net change of $1 million.

Income Taxes

Provision for income taxes was $96 million for 2019, as compared to a Benefit from income taxes of $302 million for 2018, respectively, an unfavorable change of $398 million, which was primarily due to the treatment of certain tax matters identified below.

In 2019 and 2018, our effective tax rate differs from the statutory Canadian income tax rate primarily due to: (i) the deferred tax effects of transfers of certain assets among the Business’ subsidiaries, (ii) the tax benefit generated from our annualized mix of earnings by jurisdiction, (iii) changes in uncertain tax positions, (iv) reduction in tax attributes and (v) release in valuation allowance.

See Note 16, “INCOME TAXES” to our audited combined financial statements for further details regarding income taxes.

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Reportable Segment Revenues and Profits

The following table presents segment revenues, segment revenues as a percentage of total revenues, and the year over year changes in segment revenues for 2019 and 2018. The following table also presents segment profits, segment profits as a percentage of segment revenues and the year over year changes in segment profits for 2019 and 2018.

	Years Ended December 31,				Change
	2019		2018		2018 to 2019
(in millions)	Amount	Pct.	Amount	Pct.	Amount	Pct.
Segment Revenue
Vision Care/Consumer Health Care	$2,221	59%	$2,145	59%	$76	4%
Ophthalmic Pharmaceuticals	859	23%	823	22%	36	4%
Surgical	698	18%	697	19%	1	—%

Total revenues	$3,778	100%	$3,665	100%	$113	3%

Segment Profits / Segment Profit Margins
Vision Care/Consumer Health Care	$606	27%	$627	29%	$(21)	(3)%
Ophthalmic Pharmaceuticals	412	48%	357	43%	55	15%
Surgical	75	11%	78	11%	(3)	(4)%

Total segment profit	$1,093	29%	$1,062	29%	31	3%

Organic Revenues and Organic Growth Rates (non-GAAP)

The following table presents a reconciliation of GAAP revenues to organic revenues (non-GAAP) and the year over year changes in organic revenue (Non-GAAP) for 2019 and 2018.

	Year ended December 31, 2019			Year ended December 31, 2018			Change in Organic Revenue
	Revenue as Reported	Changes in Exchange Rates	Organic Revenue (Non-GAAP)	Revenue as Reported	Divestitures and Discontinuations	Organic Revenue (Non-GAAP)
(in millions)							Amount	Pct.
Vision Care/Consumer Health Care
U.S.	$840	$—	$840	$776	$(1)	$775	$65	8%
International	1,381	52	1,433	1,369	(15)	1,354	79	6%

Total Segment	2,221	52	2,273	2,145	(16)	2,129	144	7%

Ophthalmic Pharmaceuticals
U.S.	583	—	583	548	—	548	35	6%
International	276	14	290	275	—	275	15	5%

Total Segment	859	14	873	823	—	823	50	6%

Surgical
U.S.	209	—	209	214	(2)	212	(3)	(1)%
International	489	22	511	483	(4)	479	32	7%

Segment Total	698	22	720	697	(6)	691	29	4%

Total	$3,778	$88	$3,866	$3,665	$(22)	$3,643	$223	6%

U.S.	$1,632	$—	$1,632	$1,538	$(3)	$1,535	$97	6%
International	2,146	88	2,234	2,127	(19)	2,108	126	6%

Total	$3,778	$88	$3,866	$3,665	$(22)	$3,643	$223	6%

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Vision Care/Consumer Health Care Segment

Vision Care/Consumer Health Care Segment Revenue

The Vision Care/Consumer Health Care segment revenue was $2,221 million and $2,145 million for 2019 and 2018, respectively, an increase of $76 million, or 4%. The increase was attributable to: (i) an increase in volume of $136 million, primarily driven by our Biotrue® ONEday and Ultra® product lines, and (ii) an increase in net realized pricing of $8 million driven by net increases in our international markets, partially offset by net decreases in the U.S. The increase in revenue was partially offset by: (i) the unfavorable effect of foreign currencies of $52 million, primarily attributable to revenues in Europe, Asia and Latin America, and (ii) the impact of divestitures and discontinuations of $16 million.

Vision Care/Consumer Health Care Segment Profit

The Vision Care/Consumer Health Care segment profit was $606 million and $627 million for 2019 and 2018, respectively, a decrease of $21 million, or 3%. The decrease was primarily attributable to: (i) higher selling, advertising and promotional expenses and (ii) higher R&D expenses. The decrease in profit was partially offset by: (i) product mix, (ii) the favorable effect of foreign currencies on expenses and (iii) an increase net realized pricing.

Ophthalmic Pharmaceuticals Segment

Ophthalmic Pharmaceuticals Segment Revenue

The Ophthalmic Pharmaceuticals segment revenue was $859 million and $823 million for 2019 and 2018, respectively, an increase of $36 million, or 4%. The increase was driven by: (i) an increase in net realized pricing of $29 million driven by net increases in the U.S., and (ii) an increase in volume of $21 million, primarily driven by our VYZULTA® and Lotemax® SM product lines. The increase in revenue was partially offset by the unfavorable effect of foreign currencies of $14 million.

Ophthalmic Pharmaceuticals Segment Profit

The Ophthalmic Pharmaceuticals segment profit was $412 million and $357 million for 2019 and 2018, respectively, an increase of $55 million, or 15%. The increase was primarily driven by: (i) the increase in contribution as a result of: (a) the increases in volume and net realized pricing, as previously discussed and (b) lower manufacturing variances; and (ii) lower R&D expenses.

Surgical Segment

The Surgical segment revenue was $698 million and $697 million for 2019 and 2018, respectively, an increase of $1 million, or less than 1%. The increase was driven by an increase in volume of $29 million driven by net increases in our international markets which was almost fully offset by: (i) the unfavorable effect of foreign currencies of $22 million, primarily attributable to revenues in Europe, Asia and Latin America, and (ii) the impact of divestitures and discontinuations of $6 million. Net realized pricing for the segment was flat.

Surgical Segment Profit

The Surgical segment profit was $75 million and $78 million for 2019 and 2018, respectively, a decrease of $3 million, or 4%. The decrease was driven by: (i) product mix, (ii) higher SG&A expenses and (iii) the impact of divestitures and discontinuations. These decreases were partially offset by: (i) lower manufacturing variances and (ii) the favorable effect of foreign currencies on expenses.

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Liquidity and Capital Resources

Cash Flows

Summarized cash flow information for the years 2020, 2019 and 2018 is as follows:

	Years Ended December 31,			Change
(in millions)	2020	2019	2018	2019 to 2020	2018 to 2019
Net cash provided by operating activities	$522	$799	$763	$(277)	$36
Net cash used in investing activities	(256)	(186)	(74)	(70)	(112)
Net cash used in financing activities	(232)	(606)	(665)	374	59
Effect of exchange rate changes on cash and cash equivalents	12	(3)	(8)	15	5

Net increase in cash and cash equivalents	46	4	16	42	(12)
Cash and cash equivalents, beginning of year	192	188	172	4	16

Cash and cash equivalents, end of year	$238	$192	$188	$46	$4

Operating Activities

Net cash provided by operating activities was $522 million, $799 million and $763 million for the years 2020, 2019 and 2018, respectively.

Net cash provided by operating activities was $522 million and $799 million for the years 2020 and 2019, respectively, a decrease of $277 million. The decrease was primarily attributable to the: (i) negative impacts to our operating results associated with the social restrictions and other precautionary measures taken in response to the COVID-19 pandemic, (ii) timing of payments in the ordinary course of business and (iii) upfront payment of $10 million in 2020 with respect to the option to acquire all ophthalmology assets of Allegro, as previously discussed, partially offset by better: (i) collections of accounts receivable and (ii) inventory management in 2020.

Net cash provided by operating activities was $799 million and $763 million for the years 2019 and 2018, respectively, a decrease of $36 million. The increase was primarily driven by the timing of payments in the ordinary course of business partially offset by the: (i) buildup of inventories in 2019, (ii) decrease in our operating results, as previously discussed and (iii) buildup of accounts receivable in 2019.

Investing Activities

Net cash used in investing activities was $256 million, $186 million and $74 million in 2020, 2019 and 2018, respectively, and was primarily driven by Purchases of property, plant and equipment of $253 million, $180 million and $101 million, respectively. In 2018, Net cash used in investing activities was partially offset by Proceeds from the sale of assets and businesses, net of costs to sell of $27 million.

Financing Activities

Net cash used in financing activities was $232 million, $606 million and $665 million and primarily reflects Net transfers to BHC of $225 million, $593 million and $653 million during 2020, 2019 and 2018, respectively. For further details regarding Net transfers to BHC, see Note 3, “RELATED PARTIES” to our audited combined financial statements, which are included elsewhere in this prospectus.

Liquidity and Debt

Future Sources of Liquidity

We will not receive any proceeds from the sale of our common shares in this offering. All of the proceeds from this offering will be received by our parent company, BHC. Prior to the effectiveness of this registration

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statement of which this prospectus is a part, we are a wholly owned subsidiary of BHC which owns the common shares being sold in this offering.

We participate and through the date that this registration statement is declared effective we will continue to participate, in BHC’s centralized cash management system, and generally all of our excess cash is transferred to BHC on a daily basis. Cash disbursements for operations and/or investing activities are funded as needed by BHC. Cash and cash equivalents as presented in this prospectus are amounts recorded on legal entities that are dedicated to Bausch + Lomb.

Our primary sources of liquidity are our cash and cash equivalents, cash collected from customers, cash disbursements funded as needed by BHC funds as available from the credit facilities as anticipated in this prospectus, and issuances of other long-term debt, additional equity and equity-linked securities not anticipated in this prospectus. We believe these sources will be sufficient to meet our current liquidity needs for the next twelve months.

While we believe our cash on hand, our operating cash flows, cash funded as needed by BHC and our anticipated financing arrangements will be sufficient to support our future cash needs, we can provide no assurance that our liquidity and capital resources will meet future funding requirements. The global financial markets recently have undergone and may continue to experience significant volatility and disruption. The timing and sustainability of an economic recovery is uncertain and additional macroeconomic, business and financial disruptions may arise. As markets change, there can be no assurance that the challenging economic environment or a further economic downturn would not impact our liquidity or our ability to obtain future financing.

We will regularly evaluate market conditions, our liquidity profile, and various financing alternatives for opportunities to enhance our capital structure upon the completion of this offering. If opportunities are favorable, we may from time to time enter into new financing arrangements, refinance the credit facilities or repurchase debt, or issue additional equity and equity-linked securities. We believe our existing cash and cash generated from operations will be sufficient to service our current debt obligations in 2021 and 2022.

Accounts Receivable

We regularly monitor our accounts receivable for collectability, particularly in markets where economic conditions remain uncertain. We believe that our allowance for doubtful accounts is appropriate. Our assessment is based on such factors as past due history, historical and expected collection patterns, the financial condition of our customers, the robust nature of our credit and collection practices and the economic environment.

Off-Balance Sheet Arrangements and Contractual Obligations

We have no off-balance sheet arrangements that have a material current effect or that are reasonably likely to have a material future effect on our results of operations, financial condition, capital expenditures, liquidity, or capital resources.

Other Future Cash Requirements

Our other future cash requirements relate to working capital, capital expenditures, business development transactions (contingent consideration), restructuring and integration, benefit obligations and litigation settlements. In addition, we may use cash to enter into licensing arrangements and/or to make strategic acquisitions. We are considering further acquisition opportunities within our core therapeutic areas, some of which could be sizable.

In addition to our working capital requirements and other amounts presented in the contractual obligations table presented above, we expect our primary cash requirements for 2021 to include:

•	Capital expenditures—We expect to make payments of approximately $200 million for property, plant and equipment during 2021;

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•	Contingent consideration payments—We expect to make contingent consideration and other development/approval/sales-based milestone payments of approximately $60 million during 2021; and

•

Benefit obligations—We expect to make aggregate payments under our pension and postretirement obligations of $13 million during 2021. See Note 10, “PENSION AND POSTRETIREMENT EMPLOYEE BENEFIT PLANS” to our audited combined financial statements for further details of our benefit obligations.

Repay BHC Purchase Debt as Anticipated in this Prospectus

Prior to the completion of this offering, Bausch + Lomb intends to incur approximately $                million of principal indebtedness, consisting of a combination of bank term loans (which amount may be adjusted by BHC as described elsewhere in this prospectus) and a $                 million revolving credit facility (expected to be undrawn at closing) (collectively the “Credit Facilities”). In addition to the future cash requirements above, prior to the completion of this offering we intend to use a material portion of the proceeds from one or more of our intended Credit Facilities, to repay the BHC Purchase Debt. Prior to the effectiveness of the registration statement of which this prospectus is a part, Bausch + Lomb is a wholly owned subsidiary of BHC which owns the common shares being sold in this offering. We will not receive any proceeds from the sale of the common shares in this offering. All of the proceeds from this offering will be received by Bausch + Lomb’s parent company BHC.

Acquisition of All Ophthalmology Assets of Allegro

As previously discussed, on September 21, 2020, we announced that we entered into an agreement which provides us an option to acquire all ophthalmology assets of Allegro. Aggregate payments under the Option are up to $50 million and include an upfront payment of $10 million and a second payment of $40 million should Allegro raise additional funding. During 2020, we made and expensed the upfront payment of $10 million as Acquired in-process research and development. If the Option is exercised, additional payments to acquire all of the ophthalmology assets of Allegro will be due over time.

Restructuring, Integration and Separation Costs

The Business evaluates opportunities to improve its operating results and implements cost savings programs to streamline its operations and eliminate redundant processes and expenses. Restructuring and integration costs primarily consist of costs associated with the implementation of cost savings programs to streamline operations and eliminate redundant processes and expenses. The expenses associated with the implementation of these cost savings programs include expenses associated with: (i) reducing headcount, (ii) eliminating real estate costs associated with unused or under-utilized facilities and (iii) implementing contribution margin improvement and other cost reduction initiatives. Although a specific plan does not exist at this time, the Business may identify and take additional exit and cost-rationalization restructuring actions in the future, the costs of which could be material.

In connection with the Separation, we will incur costs associated with activities taken to: (i) separate the Bausch + Lomb business from the remainder of BHC and (ii) register the Bausch + Lomb business as an independent publicly traded entity and these costs could be material. During 2021 and until the proposed separation is completed, if completed, in additional to amounts paid for internal costs incurred in preparing for the separation of Bausch + Lomb from the remainder of BHC we anticipate making cash payments for third-party costs. These third-party costs include amounts for, but not limited to; legal, consulting, accounting, IT infrastructure and certain other administrative services. While we have begun executing on our plan for the Separation, these payments cannot be reasonably estimated at this time and could be material.

Further, in connection with the Separation, we continue to evaluate opportunities to improve our operating results and may initiate cost savings programs to streamline our operations and eliminate redundant processes

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and expenses. These cost savings programs may include, but are not limited to: (i) reducing headcount, (ii) eliminating real estate costs associated with unused or under-utilized facilities and (iii) implementing contribution margin improvement and other cost reduction initiatives. The expenses associated with the implementation of these cost savings programs could be material and may impact our cash flows.

Future Litigation

In the ordinary course of business, the Business is involved in litigation, claims, government inquiries, investigations, charges and proceedings. See Note 18, “LEGAL PROCEEDINGS” to our audited combined financial statements for further details of these matters. Our ability to successfully defend the Business against pending and future litigation may impact cash flows.

Future Licensing Payments

In the ordinary course of business, we may enter into select licensing and collaborative agreements for the commercialization and/or development of unique products primarily in the U.S. and Canada. In connection with these agreements, the Business may pay an upfront fee to secure the agreement. See Note 19, “COMMITMENTS AND CONTINGENCIES” and Note 5, “FAIR VALUE MEASUREMENTS” to our audited combined financial statements for further details related to these contingent payments.

Unrecognized Tax Benefits

As of December 31, 2020, the Business had unrecognized tax benefits totaling $62 million, of which $62 million would affect the effective income tax rate. The remaining unrecognized tax benefits would not impact the effective tax rate as the tax positions are offset against existing tax attributes or are timing in nature. A reliable estimate of the period in which uncertain tax positions will be payable, if ever, cannot be made.

Quantitative and Qualitative Disclosures About Market Risk

Our business and financial results are affected by fluctuations in world financial markets, including the impacts of foreign currency exchange rate and interest rate movements. We evaluate our exposure to such risks on an ongoing basis, and seek ways to manage these risks to an acceptable level, based on management’s judgment of the appropriate trade-off between risk, opportunity and cost. We may use derivative financial instruments from time to time as a risk management tool and not for trading or speculative purposes.

Foreign Currency Risk

In the year ended December 31, 2020, a majority of our revenue and expense activities and capital expenditures were denominated in U.S. dollars. We have exposure to multiple foreign currencies, including, among others, the Euro, Chinese yuan and Japanese yen. Our operations are subject to risks inherent in conducting business abroad, including price and currency exchange controls and fluctuations in the relative values of currencies. In addition, to the extent that we require, as a source of debt repayment, earnings and cash flows from some of our operations located in foreign countries, we are subject to risk of changes in the value of the U.S. dollar, relative to all other currencies in which we operate, which may materially affect our results of operations. Where possible, we manage foreign currency risk by managing same currency revenues in relation to same currency expenses. Further strengthening of the U.S. dollar and/or further devaluation of foreign currencies will have a negative impact on our reported revenue and reported results. As of December 31, 2020, a 1% change in foreign currency exchange rates would have impacted our shareholders’ equity by approximately $33 million.

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our combined financial statements, and which require management’s most

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subjective and complex judgments due to the need to select policies from among alternatives available, and to make estimates about matters that are inherently uncertain. We base our estimates on historical experience and other factors that we believe to be reasonable under the circumstances. On an ongoing basis, we review our estimates to ensure that these estimates appropriately reflect changes in our business and new information as it becomes available. If historical experience and other factors we use to make these estimates do not reasonably reflect future activity, our results of operations and financial condition could be materially impacted.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued guidance on recognizing revenue from contracts with customers. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In applying the revenue model to contracts within its scope, an entity will: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. In addition to these provisions, the new standard provides implementation guidance on several other topics, including the accounting for certain revenue-related costs, as well as enhanced disclosure requirements. The new guidance requires entities to disclose both quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Business adopted this guidance effective January 1, 2018 using the modified retrospective approach. Based upon review of customer contracts, the Business concluded the implementation of the new guidance did not have a material quantitative impact on its 2018 Combined Financial Statements as the timing of revenue recognition for product sales did not significantly change. The new guidance did however result in additional disclosures as to the nature, amounts, and concentrations of revenue.

The development and application of the critical accounting policies associated with the current revenue recognition guidance, including the policies associated with each of our product sales provisions and the table showing the activity and ending balances for our product sales provisions, are discussed in more detail in Note 2, “SIGNIFICANT ACCOUNTING POLICIES” to our audited combined financial statements.

Other Revenues

We generate alliance revenue and service revenue from the licensing of products and from contract services. Contract service revenue is derived primarily from contract manufacturing for third parties.

Intangible Assets

We evaluate potential impairments of finite-lived intangible assets acquired through asset acquisitions or business combinations whenever events or changes in circumstances indicate that the carrying amounts of an asset group may not be recoverable. Our evaluation is based on an assessment of potential indicators of impairment, such as:

•

an adverse change in legal factors or in the business climate that could affect the value of an asset. For example, a successful challenge of our patent rights resulting in earlier than expected generic competition;

•

an adverse change in the extent or manner in which an asset is used or is expected to be used. For example, a decision not to pursue a product line-extension strategy to enhance an existing product due to changes in market conditions and/or technological advances; or

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•

current or forecasted reductions in revenue, operating income, or cash flows associated with the use of an asset. For example, the introduction of a competing product that results in a significant loss of market share.

If indicators of impairment are present, the asset group is tested for recoverability by comparing the carrying value of the asset group to the related estimated undiscounted future cash flows expected to be derived from the asset group. Impairment exists when the carrying value of the asset group exceeds the related estimated undiscounted future cash flows expected to be derived from the asset group. If impairment exists, the carrying value of the asset group is adjusted to its fair value. A discounted cash flow analysis is typically used to determine an asset group’s fair value, using estimates and assumptions that market participants would apply. Some of the estimates and assumptions inherent in a discounted cash flow model include the amount and timing of the projected future cash flows, and the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our results of operations. In addition, an intangible asset’s expected useful life can increase estimation risk, as longer-lived assets necessarily require longer-term cash flow forecasts, which for some of our intangible assets can be up to 20 years. In connection with an impairment evaluation, we also reassess the remaining useful life of the intangible asset group and modify it, as appropriate.

Management continually assesses the useful lives of the Business’ long-lived assets.

Indefinite-lived intangible assets, including acquired in-process research and development and the B&L corporate trademark, are tested for impairment annually, or more frequently if events or changes in circumstances between annual tests indicate that the asset may be impaired. Impairment losses on indefinite-lived intangible assets are recognized based solely on a comparison of their fair value to carrying value, without consideration of any recoverability test. In particular, we will continue to monitor closely the progression of our R&D programs as their likelihood of success is contingent upon the achievement of future milestones. See “—Overview—Focus on Core Business” for additional information regarding our R&D programs.

Goodwill

Goodwill is recorded with the acquisition of a business and is calculated as the difference between the acquisition date fair value of the consideration transferred and the values assigned to the assets acquired and liabilities assumed. A substantial portion of goodwill allocated to the Business is specific to the 2013 acquisition of the Business by BHC and has been allocated based on BHC’s historical cost. Other goodwill amounts relate to other acquisitions by the Business. If a historical BHC acquisition contributed to both the Business and other BHC businesses, goodwill from the acquisition, based on BHC’s historical cost, was allocated to the Business based on a relative fair value basis. Goodwill is not amortized but is tested for impairment at least annually as of October 1st at the reporting unit level. Goodwill impairment is measured as the amount by which a reporting unit’s carrying value exceeds its fair value. A reporting unit is the same as, or one level below, an operating segment. An entity is permitted to first assess qualitatively whether it is necessary to perform a quantitative impairment test for any of its reporting units. The quantitative impairment test is required only when the Business concludes that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Business considers the totality of all relevant events or circumstances that affect the fair value or carrying amount of a reporting unit.

The discounted cash flow method relies on assumptions regarding revenue growth rates, gross profit, projected working capital requirements, selling, general and administrative expenses, research and development expenses, business restructuring costs, capital expenditures, income tax rates, discount rates and terminal growth rates. To estimate fair value, the Business discounts the forecasted cash flows of each reporting unit. The discount rate the Business uses represents the estimated weighted average cost of capital, which reflects the overall level of inherent risk involved in its reporting unit operations and the rate of return a market participant

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would expect to earn. To estimate cash flows beyond the final year of its model, the Business estimates a terminal value by applying an in-perpetuity growth assumption and discount factor to determine the reporting unit’s terminal value. The Business incorporates the present value of the resulting terminal value into its estimate of fair value.

The Business forecasted cash flows for each of its reporting units and took into consideration economic conditions and trends, estimated future operating results, management’s and a market participant’s view of growth rates and product lives, and anticipated future economic conditions. Revenue growth rates inherent in these forecasts were based on input from internal and external market research that compare factors such as growth in global economies, recent industry trends and product life-cycles. Macroeconomic factors such as changes in economies, changes in the competitive landscape including the unexpected loss of exclusivity to the Business’ product portfolio, changes in government legislation, product life-cycles, industry consolidations and other changes beyond the Business’ control could have a positive or negative impact on achieving its targets. Accordingly, if market conditions deteriorate, or if the Business is unable to execute its strategies, it may be necessary to record impairment charges in the future.

Goodwill is not amortized but is tested for impairment at least annually on October 1st at the reporting unit level. A reporting unit is the same as, or one level below, an operating segment. The Business performs its annual impairment test by first assessing qualitative factors. Where the qualitative assessment suggests that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative fair value test is performed for that reporting unit (Step 1).

The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants. The Business estimates the fair values of a reporting unit using a discounted cash flow model which utilizes Level 3 unobservable inputs. The discounted cash flow model relies on assumptions regarding revenue growth rates, gross profit, projected working capital needs, selling, general and administrative expenses, research and development expenses, capital expenditures, income tax rates, discount rates and terminal growth rates. To estimate fair value, the Business discounts the forecasted cash flows of each reporting unit. The discount rate the Business uses represents the estimated weighted average cost of capital, which reflects the overall level of inherent risk involved in its reporting unit operations and the rate of return a market participant would expect to earn. The quantitative fair value test is performed utilizing long-term growth rates and discount rates applied to the estimated cash flows in estimation of fair value. To estimate cash flows beyond the final year of its model, the Business estimates a terminal value by applying an in-perpetuity growth assumption and discount factor to determine the reporting unit’s terminal value.

January 1, 2018 Goodwill Impairment Test

The Business conducted quantitative fair value testing of goodwill for impairment as of January 1, 2018, the earliest available reporting date, utilizing a long-term growth rate of 3% and discount rates of 7.5% and 11.0%, in estimation of the fair value of its reporting units. Based on the quantitative fair value tests, the fair value of each reporting unit exceeded its carrying value by more than 35% and as a result there was no impairment to goodwill.

Annual Goodwill Impairment Tests

The Business conducted its annual goodwill impairment tests as of October 1, 2020, 2019 and 2018 by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In management’s assessment, no qualitative factors were identified which suggested that it was more likely than not that the carrying amount of a reporting unit exceeded its fair value, and therefore there was no impairment to the goodwill of any reporting unit for the years 2020, 2019 and 2018. In addition, the Business has assessed the potential impact that the COVID-19 pandemic is likely to have on its forecasted cash flows. After completing this assessment, although not completely insulated from the negative effects of the COVID-19 pandemic, the Business believes that its long-term forecasted cash flows, as adjusted for

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the possible outcome of the COVID-19 pandemic and other matters, do not indicate that the fair value of any reporting unit may be below its carrying value.

As more fully discussed in Note 2, “SIGNIFICANT ACCOUNTING POLICIES” to our audited combined financial statements, the Business has assessed the potential impact that the COVID-19 pandemic is likely to have on its forecasted cash flows. In performing its assessment, the Business considered the possible effects and outcomes of the COVID-19 pandemic on, among other things, its supply chain, customers and distributors, employee base, product sustainability, research and development activities, product pipeline and consumer demand and related rebates and discounts and has made adjustments, although not considered to be material, to its long-term forecasts as of October 1, 2020 (the date goodwill was last tested for impairment) for these and other matters. After completing this assessment, although not completely insulated from the negative effects of the COVID-19 pandemic, the Business believes that its long-term forecasted cash flows, as adjusted for the possible outcome of the COVID-19 pandemic and other matters, do not indicate that the fair value of any reporting unit may be below its carrying value.

If market conditions deteriorate, or if the Business is unable to execute its strategies, it may be necessary to record impairment charges in the future.

During the second quarter of 2021, the Business realigned and began managing its operations differently, and as a result the Business will reallocate its goodwill to align with the new operating segments during the second quarter of 2021. See Note 20, “SEGMENT INFORMATION” to our audited combined financial statements for additional information.

See Note 8, “INTANGIBLE ASSETS AND GOODWILL” to our audited combined financial statements for further details.

Contingencies

In the normal course of business, we are subject to loss contingencies, such as claims and assessments arising from litigation and other legal proceedings, contractual indemnities, product and environmental liabilities and tax matters. Other than loss contingencies that are assumed in business combinations for which we can reliably estimate the fair value, we are required to accrue for such loss contingencies if it is probable that the outcome will be unfavorable and if the amount of the loss can be reasonably estimated. We evaluate our exposure to loss based on the progress of each contingency, experience in similar contingencies and consultation with our legal counsel. We re-evaluate all contingencies as additional information becomes available. Given the uncertainties inherent in complex litigation and other contingencies, these evaluations can involve significant judgment about future events. The ultimate outcome of any litigation or other contingency may be material to our results of operations, financial condition and cash flows. See Note 18, “LEGAL PROCEEDINGS” to our audited combined financial statements for further details regarding our current legal proceedings.

Income Taxes

We have operations in various countries that have differing tax laws and rates. Our tax structure is supported by current domestic tax laws in the countries in which we operate and the application of tax treaties between the various countries in which we operate. Our income tax reporting is subject to audit by domestic and foreign tax authorities. Our effective tax rate may change from year to year based on changes in the mix of activities and income earned under our intercompany arrangements among the different jurisdictions in which we operate, changes in tax laws in these jurisdictions, changes in tax treaties between various countries in which we operate, changes in our eligibility for benefits under those tax treaties and changes in the estimated values of deferred tax assets and liabilities. Such changes could result in an increase in the effective tax rate on all or a portion of our income and/or any of our subsidiaries.

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Our provision for income taxes is based on a number of estimates and assumptions made by management. Our consolidated income tax rate is affected by the amount of income earned in our various operating jurisdictions, the availability of benefits under tax treaties and the rates of taxes payable in respect of that income. We enter into many transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. We must therefore make estimates and judgments based on our knowledge and understanding of applicable tax laws and tax treaties, and the application of those tax laws and tax treaties to our business, in determining our consolidated tax provision. For example, certain countries could seek to tax a greater share of income than has been provided for by us. The final outcome of any audits by taxation authorities may differ from the estimates and assumptions we have used in determining our consolidated income tax provisions and accruals. This could result in a material effect on our consolidated income tax provision, results of operations, and financial condition for the period in which such determinations are made.

Our income tax returns are subject to audit in various jurisdictions. Existing and future audits by, or other disputes with, tax authorities may not be resolved favorably for us and could have a material adverse effect on our reported effective tax rate and after-tax cash flows. We record liabilities for uncertain tax positions, which involve significant management judgment. New laws and new interpretations of laws and rulings by tax authorities may affect the liability for uncertain tax positions. Due to the subjectivity and complex nature of the underlying issues, actual payments or assessments may differ from our estimates. To the extent that our estimates differ from amounts eventually assessed and paid our income and cash flows may be materially and adversely affected.

We assess whether it is more likely than not that we will realize the tax benefits associated with our deferred tax assets and establish a valuation allowance for assets that are not expected to result in a realized tax benefit. A significant amount of judgment is used in this process, including preparation of forecasts of future taxable income and evaluation of tax planning initiatives. If we revise these forecasts or determine that certain planning events will not occur, an adjustment to the valuation allowance will be made to tax expense in the period such determination is made.

New Accounting Standards

Information regarding the recently issued new accounting guidance (adopted and not adopted as of December 31, 2020) is contained in Note 2, “SIGNIFICANT ACCOUNTING POLICIES” to our audited combined financial statements.

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BUSINESS

This section discusses Bausch + Lomb’s business assuming the completion of all of the transactions described in this prospectus, including the Separation.

Unless indicated otherwise, the information concerning the industries in which Bausch + Lomb participates contained in this prospectus is based on Bausch + Lomb’s general knowledge of and expectations concerning the industry. Bausch + Lomb’s position, share and industry size are based on estimates using publicly available information, Bausch + Lomb’s internal data and estimates, based on data from various industry analyses, our internal research and adjustments and assumptions that we believe to be reasonable. Bausch + Lomb has not independently verified data from publicly available information or industry analyses and cannot guarantee their accuracy or completeness. In addition, Bausch + Lomb believes that data regarding the industry, market share and its position within such industry provide general guidance but are inherently imprecise. Further, Bausch + Lomb’s estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions.

Overview

Bausch + Lomb is a leading global eye health company dedicated to protecting and enhancing the gift of sight for millions of people around the world—from the moment of birth through every phase of life. Our mission is simple, yet powerful: helping you see better, to live better.

Our comprehensive portfolio of over 400 products is fully integrated and built to serve our customers across the full spectrum of their eye health needs throughout their lives. Our iconic brand is built on the deep trust and loyalty of our customers established over our nearly 170-year history. We have a significant global research, development, manufacturing and commercial footprint of approximately 12,000 employees and a presence in approximately 90 countries, extending our reach to billions of potential customers across the globe. We have long been associated with many of the most significant advances in eye health, and we believe we are well positioned to continue leading the advancement of eye health in the future.

Our iconic and enduring brands are among the most recognized and most trusted in the industry. Since our beginnings in 1853 as an optical goods shop in Rochester, New York, we have remained focused on advancing eye health for people all over the world. Among our many innovations over the years, we introduced the first optical glass in the United States, the lenses used on cameras to take the first satellite picture of the moon, and the first mass-produced soft contact lens in 1971. As part of our longstanding commitment to eye care professionals and the patients they serve, we invest in physician training, patient and customer education, disease prevention and other initiatives through both traditional and digital platforms to continue to advance eye health. As a result of this legacy, we believe our brand is synonymous with eye health among patients, consumers and professionals around the world.

Our brands are leaders within their respective segments and collectively represent a leading portfolio of trusted assets that we believe makes us the eye health brand of choice. With one of the broadest product portfolios in the market, we are designed to address numerous large, underserved and growing markets with significant commercial potential. Our widespread complementary portfolio spans vision care, consumer health care, ophthalmic pharmaceuticals and surgical. We have well-established lines of contact lenses, intraocular lenses (IOL), medical devices, surgical systems, vitamin and mineral supplements, lens care products, prescription eye-medications and over-the-counter (OTC) eye health consumer products. We believe the breadth of our eye health portfolio is unmatched in the industry and uniquely positions us to compete in all areas of the eye health market.

Our global brand, scale and infrastructure enable us to sell our products and support our customers in eye health markets globally, and we are well-positioned to capitalize on this opportunity. Our footprint is bolstered

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by a global commercial team of approximately 4,000 employees. In addition, we have 23 facilities in 10 countries that support the quality, reliability and capacity needs of our global manufacturing operations, supply chain, customer service and technical support, and that we believe will facilitate the development and distribution of our pipeline products.

We have a long history of leading the eye health market with ground-breaking innovations. Our research and development (“R&D”) personnel partner closely with our quality, manufacturing and commercial groups, and as a result of these collaborations, we have developed the world’s first soft contact lens, introduced one of the first contact lens cleaning products, introduced the first silicone hydrogel contact lens and introduced a unique patent-protected ocular vitamin to the market. Since 2017, we have introduced more than 260 new products in approximately 60 countries. Our team of approximately 600 dedicated R&D employees is focused on advancing our pipeline and identifying new product opportunities that address unmet and evolving needs of eye care professionals, patients and consumers. Our culture of innovation engages our R&D, supply chain and commercial teams at every phase of product development, prioritizing customer needs and actively seeking external innovation to design, develop and advance creative, ethical eye health products across our portfolio, which allows us to address the changing needs of our consumers and patients. We believe we have a significant innovation opportunity today, with a substantial pipeline of over 100 projects in various stages of pre-clinical and clinical development, including new contact lenses, contact lenses to slow myopia progress in children, prescription medications for myopia, next-generation cataract equipment, premium IOLs, investigational treatments for dry-eye and preservative free formulations of a range of eye drops, among others, that are designed to grow our portfolio and accelerate future growth.

Our revenues for 2020, 2019 and 2018 were $3,412 million, $3,778 million and $3,665 million, respectively. Our product portfolio consists of over 400 products, which fall into three operating and reportable segments: (i) Vision Care/Consumer Health Care, (ii) Ophthalmic Pharmaceuticals and (iii) Surgical. Segment revenues and profit for the years 2020, 2019 and 2018 were as follows:

	Years Ended December 31,
	2020		2019		2018
	Amount	Percent	Amount	Percent	Amount	Percent
	(in millions)
Segment revenues:
Vision Care/Consumer Health Care	$2,109	62%	$2,221	59%	$2,145	59%
Ophthalmic Pharmaceuticals	726	21%	859	23%	823	22%
Surgical	577	17%	698	18%	697	19%

Total revenues	$3,412	100%	$3,778	100%	$3,665	100%

Segment profit:
Vision Care/Consumer Health Care	$579	64%	$606	55%	$627	59%
Ophthalmic Pharmaceuticals	302	34%	412	38%	357	34%
Surgical	18	2%	75	7%	78	7%

Total segment profit	$899	100%	$1,093	100%	$1,062	100%

Segment profit is based on operating income after the elimination of intercompany transactions. Certain costs, such as amortization of intangible assets, asset impairments, in-process research and development costs, restructuring and integration costs, acquisition-related contingent consideration costs and other expense (income), net, are not included in the measure of segment profit, as management excludes these items in assessing segment financial performance. See Note 20, “SEGMENT INFORMATION” to our audited combined financial statements for a reconciliation of segment profit to Income before (provision for) benefit from income taxes.

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Our Markets

The global eye health market is large, dynamic and growing. We believe that growth in the global eye health market will be driven by multiple factors and trends including:

•

An aging global population. According to the United Nations, the population aged 65 and older is expected to grow from more than 700 million people in 2019 to approximately 1.0 billion people by 2030, and there is a strong correlation between age and eye health diseases such as age-related macular degeneration, glaucoma and cataract formation.

•

Rapid growth of the middle class in emerging markets. This major demographic shift is generating a large, new customer base with increased access to eye health products and services along with resources to pay for them.

•

Increasing global prevalence of diabetes. The number of reported cases of diabetes has more than tripled in the last 40 years and people with type 1 and type 2 diabetes are at a heightened risk for severe ocular conditions such as diabetic retinopathy and glaucoma.

•

Portfolio expansion in areas of significant unmet medical need. The opportunity to address undertreated eye conditions and diseases, such as we are currently pursuing with respect to myopia, dry eye and age-related macular degeneration, increases with advancements in technology and innovation, which drive improved diagnoses, clinical outcomes and product mix.

•

Resilience to economic volatility and government reimbursement pressures. The importance of vision preservation, a significant private pay component for eye health products and services, the influence of clinicians on consumer product decisions and the non-discretionary nature of many eye health therapies and products all generate durable revenue.

Our Business

We operate our business in the following reportable segments:

•	Vision Care / Consumer Health Care

•	Ophthalmic Pharmaceuticals

•	Surgical

Vision Care/Consumer Health Care

Our vision care / consumer health care business includes both our contact lens and consumer eye care businesses, and includes leading products such as our Biotrue® ONEday daily disposables and our Biotrue® multi-purpose solution. Biotrue® multi-purpose solution is the number one doctor-recommended lens care product in the United States. Our vision care portfolio includes contact lenses that span the spectrum of wearing modalities, including daily disposable and frequently replaced contact lenses, and contact lenses that are indicated for therapeutic use and that can also provide optical correction during healing if required. In particular, our vision care contact lens portfolio includes our Bausch + Lomb INFUSE® (silicone hydrogel (SiHy)) daily disposable contact lenses, Biotrue® ONEday daily disposables, PureVision® SiHy contact lenses, SofLens® daily disposables and Bausch + Lomb ULTRA® contact lenses.

Our consumer eye care business consists of contact lens care products, OTC eye drops and eye vitamins. Our eye vitamin products had the number one market position for the year ended December 31, 2020, and include our patented PreserVision AREDS 2 formula for age-related macular degeneration and mineral supplements that address various conditions including eye allergies, conjunctivitis, dry eye, redness and relief. Within our consumer eye care business, our lens care product portfolio includes Biotrue® and renu® multipurpose solutions, Boston® cleaning and conditioning solutions, our eye drops include LUMIFY®, which is the number one redness reliever in the United States, Soothe and Alaway and our eye vitamins include PreserVision and Ocuvite.

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In addition to our vision care products described above, we also sell certain other products that our parent historically sold on an over-the-counter basis through our consumer health care operations. Because these products are distributed through our existing consumer channel, we will continue to sell these products. These include various consumer and vitamin products, such as Cinq Sur Cinq®, Antigrippin®, Sachol®, Cold-FX® and Shower to Shower®. These products collectively represented less than 5% of our revenues in 2020.

Ophthalmic Pharmaceuticals

Our ophthalmic pharmaceuticals business consists of a broad line of proprietary pharmaceutical products for post-operative treatments and treatments for a number of eye conditions, such as glaucoma, eye inflammation, ocular hypertension, dry eyes and retinal diseases. Key ophthalmic pharmaceutical brands are VYZULTA, Lotemax, Prolensa and BEPREVE.

Surgical

Our Surgical business consists of medical device equipment, consumables and instrumental tools and technologies for the treatment of corneal, cataracts, and vitreous and retinal eye conditions, and includes IOLs and delivery systems, phacoemulsification equipment and other surgical instruments and devices necessary for cataract surgery. Key surgical brands include Akreos®, AMVISC®, Crystalens® IOLs, enVista® IOLs, Millennium®, Stellaris Elite® vision enhancement system, Storz® ophthalmic instruments, VICTUS® femtosecond laser, Teneo®, Eyefeel® and Zyoptix®.

Our History

Our company was founded in 1853 by John Jacob Bausch and Henry Lomb as a small optical goods shop in Rochester, New York. During our early years, we manufactured revolutionary rubber eyeglass frames, as well as a variety of optical products that required a high degree of manufacturing precision. By 1903, we had issued patents for microscopes, binoculars and even a camera shutter based on the eye’s reaction to light. In 1908, we were incorporated in the State of New York as Old Bausch + Lomb. During World War II, we produced sunglasses for the American military. We also produced the lenses for cameras that captured the first satellite images of the moon.

In 1971, we received approval for the first mass-produced soft contact lens. We also received FDA approval in 1987 for one of the first contact lens cleaning products, renu® multi-action disinfection solution. In the 1990’s Bausch + Lomb acquired Storz® Ophthalmic and Chiron Vision, establishing the Bausch + Lomb Surgical unit and solidifying four robust eye-health sectors: Consumer Health Care, Contact Lens, Pharmaceutical and Surgical. Before the turn of the millennium, Bausch + Lomb introduced several proprietary brand families, including LOTEMAX® (loteprednol etabonate ophthalmic suspension) 0.5%; and PureVision® the first silicone hydrogel contact lens available in the United States. As Bausch + Lomb marked its 150th Anniversary, the pipeline continued to advance launching known names like PreserVision® brand of eye vitamins in 2001 and the Stellaris® vision enhancement system in 2007. In 2008, the Company acquired Eyeonics, adding Crystalens® IOL to its portfolio—the first FDA-approved accommodating IOL for the treatment of cataracts. In 2010, the Company introduced Biotrue® multipurpose contact lens solution.

In 2012, Bausch + Lomb received FDA clearance for the VICTUS® Femtosecond Laser Platform and acquired Alden Optical Laboratories, increasing access to specialty modalities. In 2014, Bausch + Lomb introduced Bausch + Lomb ULTRA® contact lenses with MoistureSeal® technology, providing comfort and vision to an increasingly digital world. A year later, Synergetics® was acquired, expanding Bausch + Lomb’s surgical vitreoretinal product portfolio. In 2017, the Company launched its next-generation phacoemulsification system, the Stellaris Elite® vision enhancement system for contact lens and retina surgery. The Company also received approval of VYZULTA® (latanoprostene bunod ophthalmic solution) 0.024%. In 2018, LUMIFY® the first OTC eye drop with low-dose brimonidine tartrate for the relief of eye redness was launched with Bausch + Lomb ULTRA® multifocal for astigmatism lenses, the first multifocal toric lens available as a standard offering in eye care professional fit sets, following the next year. Most recently, the Company launched its latest contact

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lens, Bausch + Lomb INFUSE®, the only SiHy daily disposable designed with a next generation material infused with ProBalance TechnologyTM to help maintain ocular surface homeostasis and help reduce symptoms of contact lens dryness.

Our Competitive Strengths

We believe that Bausch + Lomb is differentiated by our industry-leading portfolio of iconic brands, comprehensive product and service offerings and our reputation for innovation and quality. Taken together, these distinguishing characteristics make us a trusted provider to our customers across a wide range of growing markets. We believe our sole focus on eye health and our following strengths provide us with a number of competitive advantages:

•

Global Leader in Eye Care with a Broad Portfolio of Products. Our iconic and enduring Bausch + Lomb brand is among the most recognized in the eye health industry. We have long been associated with the most significant advances in eye health, and we believe our brand is synonymous with eye care among consumers and professionals around the world. Bausch + Lomb fully integrates the areas of vision care, consumer health care, surgical and ophthalmic pharmaceuticals into a durable portfolio of complementary products. For example, our installed base of surgical equipment enables unrivaled perspectives across consumables (lens and lens care), IOLs, and prescription products. Our portfolio offers eye care professionals and patients the broadest set of eye care products and solutions in the industry. Individually, many of our brands are leaders within their respective areas, and we believe that, collectively, they represent a uniquely positioned portfolio of trusted assets with a 360º-approach to eye health.

•

Global Scale and Reach with Deep Local Expertise Across Approximately 90 Countries. We believe that our global scale and comprehensive offering of products provide us with advantages over other providers with respect to manufacturing, sourcing, sales and marketing. Our commercial footprint includes operations in more than 50 countries and reaches consumers and patients in approximately 90 countries. Our understanding of local conditions, regulations and customer needs uniquely positions us to focus on attractive geographies and respond more rapidly to changing regulatory requirements. We utilize our expertise to help shape the regulatory environments in developing health care systems. This

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knowledge also enables us to take learnings, technologies and products developed for one region or customer and apply them to others, driving further growth and creating value for our stakeholders. In addition, many of the geographical markets in which we currently operate are experiencing long-term sustained growth. These countries have high growth potential due to increasing demand for our products from currently low penetration rates and rising living standards and consumption. Our global scale, presence and extensive distribution network create opportunities for targeted geographic expansion of our product offerings, allow us to serve a diversified customer base.

•

Market Leading Innovation with Demonstrated History of Development Capabilities. Our company is built on a nearly 170-year legacy dedicated to improving eye health through innovation, which is a pillar of our business strategy. We have a strong track record of making significant discoveries, including bringing to market many first-in class products. Some of these firsts include the revolutionary Vulcanite eye glass lenses and frame (1861), developing the first ultraviolet microscope optics used for cancer research (1949), receiving FDA approval of SofLens®, the first mass-produced soft contact lens (1971), launching Boston XO2®, the first hyper Dk gas permeable material (2007), receiving 510(k) clearance for the VICTUS® femtosecond laser platform, the first femtosecond laser capable of performing both cataract and refractive procedures on one platform (2012) and more.

•

Within the last few years, we have also expanded our portfolio with unique innovations specifically designed to address unmet needs in the marketplace. This includes VYZULTA® (latanoprostene bunod ophthalmic solution), 0.024%, a dual acting molecule targeting both the trabecular meshwork and uveoscleral pathway for the treatment of ocular hypertension and primary open-angle glaucoma, and LOTEMAX® SM (loteprednol etabonate ophthalmic gel) 0.38%, a new gel drop formulation of loteprednol etabonate.

•

In our Consumer Health Care business, we launched LUMIFY® (brimonidine tartrate ophthalmic solution, 0.025%) redness reliever eye drops, the first and only OTC eye drops developed with low dose brimonidine tartrate 0.025% for the relief of redness of the eye due to minor irritations, and Alaway® Preservative Free (ketotifen fumarate ophthalmic solution 0.035%) antihistamine eye drops, the first and only OTC preservative-free antihistamine eye itch relief drop approved by the FDA.

•

In Vision Care, we launched Bausch + Lomb INFUSETM silicone hydrogel (SiHy) daily disposable contact lenses, the only SiHy daily disposable designed with a next generation material infused with ProBalance TechnologyTM to help maintain ocular surface homeostasis and help reduce symptoms of contact lens dryness, which is experienced by approximately a third of the approximately 45 million lens wearers in the United States.

•	Finally, in Surgical, we brought to market ClearViscTM dispersive ophthalmic viscosurgical device (OVD) for use in ophthalmic surgery.

We continue to leverage this innovative culture to design, develop and advance creative, ethical eye health pharmaceuticals, devices and other products that address the changing needs of our consumers and patients. We constantly monitor and analyze industry trends and emerging technologies to capture current and future opportunities. We expect to maximize our return on the capital we invest in innovation to address growing opportunities in our industry.

•

Trusted Reputation as Loyal Partner with Enduring Long-Term Customer Relationships. We have an industry-leading global footprint with a worldwide organization of approximately 12,000 employees and products sold in approximately 90 countries. We have an established sales network that uniquely positions us to meet customers’ demands across the geographies we serve, building deeply loyal and enduring relationships. Through our teams, we are engaged with various physician and patient associations across the world. These professional relationships are the foundation of our proven track record of converting innovation into trusted products with high sales and provide us additional patient insights and consumer feedback that virtuously informs the innovation effort. We believe the strength

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of our sales force and the breadth of our distribution network along with the history and brand recognition of the Bausch + Lomb name, provides us with an important competitive advantage and helps make Bausch + Lomb a provider of choice even when we do not sell directly to the end user. Even through the COVID-19 pandemic, we continued to engage thousands of eye health professionals through international webinars with world renowned and highly respected scientific leaders.

•

Proven, Experienced Management Team with Talented and Dedicated Employees. Our management team is diverse and deeply experienced in the global eye health industry, with significant expertise across global markets. We have great pride in our mission-driven workforce and embrace a culture of transparency and integrity built on our legacy of delivering superior eye health products. We seek to foster a diverse environment that enables all of our employees to feel empowered to drive positive outcomes.

Our Strategy for Growth

We strive to enhance our position as a leading global eye health company dedicated to helping people see better to live better, through the delivery of high quality, innovative products. To achieve this goal, we plan to generate sustainable and profitable growth by employing the following strategies:

•

Leverage our expertise as an eye health-focused company to strengthen our leading market position. We believe that we are well-positioned to build on our leading market position by expanding our physician and consumer relationships, and continuing to invest in our organization and our product pipeline. We believe that our iconic Bausch + Lomb brand and the depth and breadth of our integrated portfolio will enable us to continue to sustain and expand our market share. Our comprehensive product offering – spanning OTC products, dietary supplements, eye health products, ophthalmic pharmaceuticals, contact lenses, lens care products and ophthalmic surgical devices and instruments – allows us to build strong brand loyalty and engage with patients and consumers throughout the entire continuum of their eye health needs over time. We intend to leverage the synergistic nature of our products, our strong brand equity and our loyal relationships with physicians, patients, consumers and retailers to grow our business globally.

•

Increase adoption of our products by growing our addressable market. We believe that the gap between evolving eye health needs and effective treatments represents a significant growth opportunity, and we believe that we have the ability to increase demand for our products by educating customers along with increasing consumerism in our available market. For example, it is estimated that more than 17 million people suffer from visual impairment in China, of which 8 million are blind, yet only 450 cataract surgeries are performed for every 1 million people each year in China. Myopia represents another significant growth opportunity: 2.9 billion people globally had some degree of myopia in 2020, according to Market Scope, which projects this population to rise to more than 3.5 billion by 2023. To increase adoption of our products, we intend to continue our focus on patient, consumer and eye care professional education. In addition, we believe that we can grow our market opportunity by expanding into emerging therapeutic areas and researching and securing other indications for our products. We intend to leverage our global regulatory and commercial capabilities to accelerate product approvals and launches across current and future markets.

•

Continuous investment in our market-leading innovation engine to grow our pipeline. We believe our unparalleled eye health knowledge and insights allow us to capitalize on market trends by differentiating our approach to product development, with a pipeline focused on addressing the changing needs of patients, consumers and eye care professionals. We plan to develop and commercialize our global pipeline of over 100 projects in various stages of pre-clinical and clinical development, including new contact lenses and prescription medications for myopia, next-generation cataract equipment, premium IOLs, investigational treatments for dry eye, novel formulation for eye vitamins and preservative free formulation of eye drops to accelerate future growth. We believe that our current pipeline is among the strongest in our company’s history, and our ability to continue to

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invest in our leading research and development activities will continue to drive growth in our pipeline and development of new technologies.

•

Continue to invest in our business and people to drive operational excellence. We are well positioned to execute on our strategic vision to create the leading global eye health company. We have made substantial investments in our global organization and infrastructure, which have established a foundation that positions us to drive our growth in an effective and sustainable manner. For instance, since 2017, we have initiated or completed several strategic expansion projects in an aggregate amount of $675 million in order to upgrade our facilities in an effort to ensure we are able to address expected global demand for certain of our contact lens product lines in the future. Our investments in our enterprise infrastructure have been built to enable real-time monitoring of our platform and increase our ability to gain valuable data insights for our customers to capture market opportunities. Our capital deployment strategy is focused on maximizing return on our investments and positioning us to meet future demand over the long-term. We intend to continue investing in our business to drive further improvement in product quality, supply chain efficiency, lean manufacturing, and labor force productivity, which we believe can drive significant shareholder value over time.

•

Pursue attractive strategic opportunities to enhance our business. We intend to supplement our internal research and development efforts in a disciplined manner with attractive acquisition, strategic licensing and collaboration opportunities with innovative eye health companies, start-ups and academic institutions. We believe our global scale and reach and focus make us a highly attractive strategic partner and will present us with significant opportunities. We are focused on adding differentiated technologies and products that can further increase our portfolio depth, expand our pipeline, strengthen our competitive positioning, and grow our addressable market. In addition, we plan to integrate and retain the talent and skills that we acquire through our business development activities to further sustain our growth.

Our Product Portfolio

Vision Care / Consumer Health Care

Consumer Health Care Product Portfolio

We market a well-balanced, diverse portfolio of contact lens care products, OTC eye drops and dietary supplements across multiple product categories, geographies, payers and customers. Our lens care product portfolio includes multipurpose solutions, cleaning and conditioning solutions for rigid gas permeable (RGP) lenses, re-wetting drops and saline solutions. We are a market leader in the overall lens care category. Our lens care products include Biotrue®, Boston®, ReNu® and Sensitive Eyes® brands. The remainder of our consumer health care portfolio consists primarily of OTC eye drops, eye vitamins and mineral supplements that address various conditions including eye allergies, conjunctivitis and dry eye. We sell these products predominately through our direct sales force and, in markets where we have little or no direct commercial presence, through independent distributors.

Our principal consumer products include:

•

PreserVision® AREDS 2 is a patented eye vitamin formula that contains the exact nutrient formula recommended by the National Eye Institute for people with moderate to advanced age-related macular degeneration following the landmark AREDS 2 clinical study.

•	Ocuvite® is a vitamin and mineral supplement for the eye that contains lutein and zeaxanthin (antioxidant carotenoids), a nutrient that supports macular health by helping filter harmful blue light.

•

Biotrue® multi-purpose solution helps prevent certain tear proteins from denaturing and fights germs for healthy contact lens wear. Biotrue® multi-purpose solution uses a lubricant found in eyes and is pH balanced to match healthy tears.

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•

Bausch + Lomb renu® Advanced Formula multi-purpose solution was launched in 2017 and is a novel soft and silicone hydrogel contact lenses solution that makes use of three disinfectants and two moisture agents.

•	Boston® solution is a specialty cleansing solution design for gas permeable contact lenses.

•

Artelac® is an eye moisturizer eye drop which enables quick wetting of dry eyes. Artelac® contains hypromellose, a known moisturizer, and is used to treat dehydration of the surface of the eye, especially for dry eyes with an unpleasant foreign body sensation. Artelac® is particularly suitable for alleviating mild symptoms of dry eyes and can also be used to moisten hard contact lenses while being worn.

•	LUMIFY® (brimonidine tartrate ophthalmic solution, 0.025%) is an OTC eye drop developed as an ocular redness reliever. LUMIFY® was launched in May 2018.

Consumer Health Care Product Pipeline

We have built and strengthened our consumer product pipeline through internal development initiatives and external business development opportunities and intend to continue developing our pipeline through a combination of internal and external business development initiatives. Our consumer health care product pipeline includes several new line formulations for LUMIFY® (brimonidine tartrate ophthalmic solution, 0.025%), which is an OTC eye drop developed as an ocular redness reliever. We launched this product in the U.S. in May 2018. Currently, we have several line extensions under development and expect Phase 3 clinical studies to commence in 2021.

Vision Care—Product Portfolio

We market a broad portfolio of contact lenses that span the spectrum of wearing modalities, including daily disposable and frequently replaced contact lenses, specialty and cosmetic lenses. Using different technologies, Bausch + Lomb offers soft contact lenses designed to address specific conditions including, myopia, hyperopia, astigmatism, presbyopia and aphakia. We sell our vision care products to eye care professionals and independent optical stores, as well as wholesalers and large- and mid-size retailers (for example, LensCrafters, Walmart Vision Centers, Costco Optical, Target Optical, etc.) and online resellers through a combination of our direct sales force and independent distributors.

Our contact lens product portfolio is one of the broadest in the industry and includes traditional, planned replacement disposable and daily disposable soft contact lenses; multifocal, toric and multifocal toric soft contact lenses (commonly known as specialty contact lenses); and RGP materials. We pioneered the development of soft contact lens technology, and we estimate that we have the number one position in certain key markets by sales, such as China, and developing markets, such as Thailand and India. We market contact lens products under the Bausch + Lomb IFUSETM, Bausch + Lomb ULTRA®, SofLens®, Biotrue® ONEday, Boston®, Bausch + Lomb Lacelle® and PureVision® brand names.

We also see growth being driven by the market’s rapid conversion to daily disposable contact lenses. We also offer toric lenses for people with astigmatism, multifocal lenses for people with presbyopia and multifocal toric lenses for people with astigmatism and presbyopia.

Our principal vision care products include:

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Bausch + Lomb INFUSE® (known as SiHy Daily AQUALOXTM in Japan and as BAUSCH + LOMB ULTRA® ONE DAY in Canada, Australia and Hong Kong), a silicone hydrogel daily disposable contact lens designed with a next generation material infused with ProBalance TechnologyTM to help maintain ocular surface homeostasis and help reduce symptoms of contact lens dryness. Bausch + Lomb—SiHy Daily AQUALOXTM is a silicone hydrogel daily disposable contact lens designed to

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provide clear vision throughout the day. Product validation was completed in June 2018 and SiHy Daily AQUALOXTM was launched in Japan in September 2018. Bausch + Lomb INFUSETM was launched in the United States in August 2020 and in Canada, Australia, and Hong Kong in November 2020.

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Bausch + Lomb ULTRA®, a silicone hydrogel frequent replacement contact lens for patients with myopia or hyperopia that uses our proprietary MoistureSeal® technology which allows the contact lens to retain 95% of moisture after 16 hours of wear, limiting lens dryness and resulting symptoms.

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Bausch + Lomb ULTRA® for Astigmatism, a monthly planned replacement contact lens for astigmatic patients developed using our proprietary MoistureSeal® technology. Bausch + Lomb ULTRA® for Astigmatism lenses integrate an OpticAlign® design engineered for lens stability and to promote a successful wearing experience for the astigmatic patient.

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Bausch + Lomb ULTRA® for Presbyopia, a monthly planned replacement contact lens for presbyopic patients developed using the Company’s proprietary MoistureSeal® technology. Bausch + Lomb ULTRA® for Presbyopia lenses integrate our 3-Zone ProgressiveTM multifocal design with seamless transitions between near, far and intermediate distances for clear, comfortable vision across all distances.

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Bausch + Lomb ULTRA® multifocal for astigmatism, a monthly planned replacement multifocal toric lens combining our 3-Zone ProgressiveTM multifocal design with the stability of its OpticAlign® toric design to address the lifestyle and vision needs of patients with both astigmatism and presbyopia.

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Biotrue® ONEday daily disposable contact lenses for patients with myopia or hyperopia, which are made of a unique material inspired by the natural biology of the eye and feature Surface Active Technology, a patented dehydration barrier. The lens contains 78% water, more moisture than any other soft contact lens and the same water content as the cornea, and maintains nearly 100% of its moisture for up to 16 hours.

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Biotrue® ONEday for Astigmatism, a daily disposable contact lens for astigmatic patients developed using the Company’s proprietary Surface Active Technology. Biotrue® ONEday for Astigmatism includes evolved peri-ballast geometry designed to work with natural blink patterns to deliver stability, clear vision and comfort for the astigmatic patient.

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Biotrue® ONEday for Presbyopia daily disposable contact lens for presbyopic patients developed using the Company’s proprietary Surface Active Technology. Biotrue® ONEday for Presbyopia integrates the Company’s 3-Zone ProgressiveTM multifocal design with seamless transitions between near, far and intermediate distances for clear, comfortable vision across all distances.

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PureVision®, a silicone hydrogel frequent replacement contact lens using AerGel® technology lens material to allow natural levels of oxygen to reach the eye as well as resist protein buildup. The lens also incorporates an aspheric optical design that reduces spherical aberration.

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SofLens® Daily Disposable Contact Lenses, which use ComfortMoist® Technology (a combination of thin lens design and moisture-rich packaging solution) and High Definition OpticsTM which is an aspheric design that reduces spherical aberration over a range of powers, especially in low light.

Vision Care Pipeline

We believe that vision care is a very innovation-sensitive market. As a result, we believe our vision care business will achieve growth through our focus on new materials and products and as we introduce new products we will continue to grow market share. We are developing new materials and expect to continue to introduce innovative products like our Bausch + Lomb INFUSE® contact lens, which is a silicone hydrogel daily disposable contact lens designed with a next generation material infused with ProBalance TechnologyTM to help maintain ocular surface homeostasis and help reduce symptoms of contact lens dryness. Silicone hydrogel

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materials provide increased oxygen transmission for eye health, improved safety and increased comfort for end users, and higher profitability to the eye care providers. Silicone hydrogels are the fastest growing materials in the contact lens category. This combination should continue to benefit our other SiHy brands Bausch + Lomb ULTRA®, AQUALOXTM and PureVision®. We have leveraged our expertise in eye health to build a vision care pipeline based on innovative next generation materials and products, and we intend to continue developing our pipeline through a combination of internal and external business development initiatives. Our range of vision care pipeline products are as follows:

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We launched our SiHy Daily disposable contact lens in the United States in 2020 under the branded name Bausch + Lomb INFUSETM SiHy Daily Disposable contact lens. This product has also received regulatory approval for Canada, Australia, New Zealand, Hong Kong, South Korea, Singapore and Malaysia where it will be branded as Bausch + Lomb Ultra® ONE DAY.

•	We are developing soft contact lenses for myopia control using design that we globally licensed from Brien Holden Vision Institute (BHVI).

•	We are developing a custom-finished orthokeratology lens with a proprietary software based fitting system for the treatment of myopia, especially in children, which we expect to launch in mid-2021.

Ophthalmic Pharmaceuticals

Ophthalmic Pharmaceuticals Portfolio

We market a broad line of proprietary pharmaceutical products for post-operative treatments and the treatment of a number of eye conditions. Our key product areas include branded and generic prescription ophthalmic pharmaceuticals that are indicated for therapeutic use and can also provide optical correction during healing if required. Our portfolio provides comprehensive product offerings for “front of the eye” diseases such as bacterial and allergic conjunctivitis, inflammatory conditions of the anterior eye and our products treat conditions, such as glaucoma, ocular hypertension and retinal diseases. We sell these products predominately through our direct sales force and, in the markets where we have little or no direct commercial presence, through independent distributors.

We have expanded our ophthalmic pharmaceutical product portfolio through new product launches and acquisitions. In 2019, we launched LOTEMAX® SM (loteprednol etabonate ophthalmic gel) 0.38%.

To advance our current and future programs we intend to leverage our expanded expertise in medical, formulation and regulatory, our growing expertise in consumer-based strategies, our expanding global presence and footprint, and our life cycle management initiatives.

Our principal ophthalmic pharmaceutical products include:

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Vyzulta® (latanoprostene bunod ophthalmic solution, 0.024%) is an intraocular pressure lowering single-agent eye drop with dual activity dosed once daily for patients with open angle glaucoma or ocular hypertension and was launched in December 2017.

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LOTEMAX® SM (loteprednol etabonate ophthalmic gel) 0.38%, a new gel drop formulation of loteprednol etabonate, which was designed with novel SubMicron (SM) technology for efficient penetration to key ocular tissues at a low preservative (BAK) level (3.5-10) and a pH close to human tears, indicated for the treatment of postoperative inflammation and pain following ocular surgery.

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Lotemax Suspension® (loteprednol etabonate ophthalmic suspension, 0.5%) is a topical corticosteroid indicated for the treatment of steroid responsive inflammatory conditions of the palpebral and bulbar conjunctiva, cornea, and anterior segment of the globe and for the treatment of post-operative inflammation following ocular surgery.

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Lotemax® Gel is a topical corticosteroid indicated for the treatment of inflammation and pain following ocular surgery. This formulation is a technology that allows the drug to adhere to the ocular surface and

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offers dose uniformity, which eliminates the need to shake the product in order to ensure the drug is in suspension. The product contains a low concentration of preservative and two known moisturizers. We also have an ointment formulation (Lotemax® Ointment) without any preservatives.

•	Alrex® (loteprednol etabonate ophthalmic suspension, 0.2%) is indicated for the temporary relief of the signs and symptoms of seasonal allergic conjunctivitis.

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Besivance® (besifloxacin ophthalmic suspension, 0.6%) is the first and only chloro-fluoroquinolone indicated for the treatment of bacterial conjunctivitis. It is a new generation potent quinolone antibiotic specifically designed for the ophthalmic use and has no systemic formulation.

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Zylet® (loteprednol etabonate 0.5% and tobramycin 0.3% ophthalmic suspension) indicated for the steroid-responsive inflammatory ocular conditions for which a corticosteroid is indicated and where superficial bacterial ocular infection or a risk of bacterial ocular infection exist.

•	Minims® portfolio including ocular anaesthetics, corticosteroids, mydriatics, cycloplegics, artificial tears, irrigating solutions and diagnostic stain products.

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Prolensa® (bromfenac ophthalmic solution) 0.07% is a nonsteroidal anti-inflammatory drug (NSAID) indicated to treat inflammation and reduce eye pain in patients after cataract surgery. In international markets, we market Yellox® (bromfenac ophthalmic solution, 0.9%) which is indicated for the treatment of postoperative ocular inflammation following cataract extraction.

Ophthalmic Pharmaceutical Product Pipeline

We intend to strengthen our innovative pharmaceuticals pipeline through internal development and external business development opportunities with a focus on life cycle management, generics and “back of the eye” diseases. Our range of ophthalmology pharmaceutical pipeline products are described below:

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In October 2019, we acquired an exclusive license from Clearside Biomedical, Inc. (“Clearside”) for the commercialization and development of XIPERETM (triamcinolone acetonide suprachoroidal injectable suspension) in the United States and Canada. XIPERETM is a proprietary suspension of the corticosteroid triamcinolone acetonide formulated for suprachoroidal administration via Clearside’s proprietary SCS Microinjector™ that is being investigated as a targeted treatment of macular edema associated with uveitis. Clearside expects to resubmit its New Drug Application (NDA) for XIPERETM to the FDA in mid-year 2021.

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In December 2019, we announced that we had acquired an exclusive license from Novaliq GmbH for the commercialization and development in the United States and Canada of the investigational treatment NOV03 (perfluorohexyloctane), a first-in-class investigational drug that if approved by the FDA will have a novel mechanism of action to treat dry eye disease associated with Meibomian Gland Dysfunction. An initial Phase 3 study was commenced for NOV03 and we released initial topline data in April 2021 showing all primary and secondary endpoints were met. In April 2021, we announced statistically significant topline data from the first of two Phase 3 studies and anticipate the readout of topline results from the second Phase 3 study during the second half of 2021 and anticipate filing an NDA in 2022. If approved by the FDA, we believe the addition of this investigational treatment for DED will help build upon our strong portfolio of integrated eye-health products.

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On September 21, 2020, we announced that we entered into an agreement which provides us with an option to acquire all ophthalmology assets of Allegro (the “Option”), a privately held biopharmaceutical company focused on the development of therapies that regulate integrin functions for the treatment of ocular diseases. Among the assets to be acquired if the Option is exercised, is the worldwide rights to the investigational compound risuteganib (provisional name: Luminate®), Allegro’s lead investigational compound in retina, which is believed to simultaneously act on the angiogenic, inflammatory and mitochondrial metabolic pathways. If approved by the FDA, risuteganib (Luminate®) would be a new treatment for diseases such as intermediate dry Age-related Macular

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Degeneration (“AMD”). A U.S. Phase 2a study with risuteganib in intermediate dry AMD met its primary endpoint of vision recovery and Phase 3 testing is in the planning stages.

Surgical

Surgical Product Portfolio

We market one of the most complete ophthalmic surgical portfolio of tools and technologies that includes IOLs and delivery systems, phacoemulsification equipment and other surgical instruments and devices, and products used in cataract, vitreoretinal, refractive and other ophthalmic procedures. Our products include standard and premium IOLs, equipment used in phacoemulsification, disposable surgical packs, hand- held surgical instruments, viscoelastics, disposable blades and microkeratomes used to create corneal flaps, and a femtosecond laser capable of performing both cataract and refractive surgical procedures. We sell our surgical products through a combination of our direct sales force and independent distributors to eye care professionals, physicians (including ophthalmic surgeons), hospitals and ambulatory surgery centers. We are a leader in the ophthalmic surgical market and we estimate that we have the number two and three global market position in vitroretina and cataract surgical products, respectively.

Our principal surgical products include:

•	Vitreoretinal Surgery

•	Stellaris® PC, a combined system with vitreoretinal and cataract surgery capability.

•	Cataract Surgery and Laser Systems

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The Stellaris Elite® vision enhancement system is our next generation phacoemulsification cataract platform, Stellaris Elite® is the first phacoemulsification platform on the market to offer Adaptive FluidicsTM, which combines aspiration control with predictive infusion management to create a responsive and controlled surgical environment for efficient cataract lens removal. Our Stellaris Elite® vision enhancement system was launched in the United States in 2017 and internationally in 2018.

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VICTUS® femtosecond laser for cataract, corneal and refractive surgery, which delivers multi-mode versatility for cataract and corneal procedures on a single platform. This single laser platform enables surgeons to perform capsulotomies, fragmentation, arcuate incisions, corneal incisions, and LASIK flaps.

•	Teneo VICTUS® femtosecond laser for cataract, corneal and refractive surgery and Teneo® Excimer Laser for refractive surgery.

•	Excimer Laser for refractive surgery.

•	Intraocular Lenses

•	A portfolio of ophthalmic surgical IOLs, including implantable IOLs such as Akreos®, enVista®, Crystalens® and Trulign®.

•	Surgical Instruments

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Storz Ophthalmic instruments are our suite of surgical instruments which include precision microsurgical instruments, diamond knives and Single-Use surgical instruments, as well as instruments customized for individual surgeons under the Storz Ophthalmic Instrument brand, including Synergetics®, and surgical equipment for cataract, refractive and vitreoretinal surgery.

Surgical Pipeline

We have built and strengthened our ophthalmic surgical pipeline through internal and external development and licensing initiatives and intend to continue developing our pipeline through a combination of internal and

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external business development initiatives. Our range of surgical pipeline products are developed with the goal to reinforce our position in existing segments as well as entering new segments in order to broaden the offering.

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We have developed the SimplifEye preloaded IOL injector platform for the enVista IOL. We have received approvals from the European Union and Canada and received FDA clearance for the injector and launched this platform in the fourth quarter of 2020.

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In the first quarter of 2021, we launched LuxSmartTM IOLs with extended depth of focus (EDOF) design. We started first implantation in December 2020, and we expanded prelaunch activities in the U.K., France, Germany, Sweden, Italy, Spain, Portugal, Poland, Hong Kong and the Czech Republic in the first quarter of 2021. We expect to expand the launch of LuxSmartTM IOLs in other European countries and select other markets later in 2021.

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We are expanding our portfolio of premium IOLs built on the enVista® platform with EDOF and Trifocal optical designs for presbyopia correction. We expect that both will be commercialized together with our SimplifEye Preloaded injector with two options: non-Toric as well as Toric for astigmatism patients. We expect that the EDOF and Trifocal will be launched in 2023 and 2024, respectively.

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We are developing a new generation Phaco and Vitroretinal combined system, that we expect will be a future innovation that builds on the existing Stellaris Elite® vision enhancement system by introducing a new fluidics system, enhancing interconnectivity and networking, expanding surgical parameters and offering a wide range of new peripherals to enhance the surgeons control throughout the surgical procedures.

•	We are developing two new femto lasers with advanced technology that we expect to launch in 2023. These products are designed for the cataract and refractive surgery markets.

•	We are developing new innovative, personalized corneal treatments for our Teneo Excimer laser, which we expect to launch in 2023.

Research and Development

We are focused on bringing innovative products to market to serve doctors, patients, and consumers in the pursuit of helping people see better to live better all over the world. Our product development approach starts with the identification of key patient and customer needs with feedback from our deep relationships with physicians and optometrists, and involves all of the functional experts responsible for creating a solution from origination through commercial launch. This approach harnesses the cross-functional expertise of our R&D, quality, clinical, medical and regulatory affairs, supply chain and commercial representatives at every phase of product development. We believe our product development approach yields a more disciplined and efficient allocation of capital, reduced manufacturing complexity and optimizes time to market. Our commitment to advancing internal research and development programs over the last several years has resulted in one of the strongest product pipelines in the history of our company, with a significant number of recently launched products and a robust pipeline of products at various stages of development across our business from early concept to late stage development.

We consistently look for key trends in the eye health market to meet changing doctor, patient, and consumer needs and identify areas for investment to expand our market share and maintain our leading positions across business segments

Our R&D effort is coordinated with approximately 600 engineers, scientists and other specialized personnel principally located at 23 sites in 10 countries.

We believe that our notable R&D expertise and ability to successfully navigate the approval processes for new products in markets around the world will contribute to our ongoing success and growth. In addition, we augment our in-house research efforts with externally-sourced innovations that allow us to gain access to unique

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products and investigational treatments. We believe that our singular focus on eye health combined with our global clinical and regulatory expertise make Bausch + Lomb an ideal choice for product development opportunities with external research and development partners. We plan to continually work with a global network of leading ophthalmic surgeons and key opinion leaders to ensure we have broad access to best-in-class technologies that we can develop, and ultimately commercialize globally.

Our R&D expenses for 2020, 2019 and 2018, were $253 million, $258 million and $221 million and as a percentage of revenue were approximately 7%, 7% and 6%, respectively. We continually monitor and rebalance our R&D portfolio to best align with long term strategic plans, and focus on the growth of our core businesses. Our investment in R&D reflects our commitment to drive organic growth through internal development of new products, a pillar of our growth strategy.

Sales and Marketing

We have an established global sales organization that sells our broad portfolio of products and services through direct sales forces and independent distributors depending on specific market and product needs. Our global business sells and distributes products in approximately 90 countries. Our footprint is bolstered by a global commercial team of approximately 4,000 employees.

In the United States, we have approximately 800 employees on our commercial team dedicated to our efforts to sell and market contact lens, lens care, consumer eye health, surgical, and prescription pharmaceutical products, which are sold through wholesalers, retailers, and eye care professional practices.

Our international commercial footprint is represented through approximately 3,200 employees on our commercial team as well as the strong network of distribution partners. In Asia, we have strong commercial teams in China, Japan, India, Korea and other established markets, and through our distribution partners, we have access to customers in key emerging markets in the region as well. Our commercial footprint is also well established in the EU, UK, Canada, Russia and Turkey, among others. In Latin America, we have a direct presence in Mexico, Brazil, and Argentina, and use a combination of direct presence and distribution partnerships in other markets of the region. Our commercial approach in the Middle East and Africa is defined by a strong partnership between our commercial teams on the ground and local distribution partners.

Our sales effort allows us to deliver the full suite of Bausch + Lomb products to key clinician decision makers, recognize cross-selling opportunities for key products from other product categories and impact consumer purchasing decisions.

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Our sales representatives within the global consumer products and global vision care business categories are focused on promoting and selling our products to large- and mid-sized retailers, pharmacies and eye care professionals as well as optimizing and expanding our shelf presence at retailers.

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Our sales representatives within the ophthalmic pharmaceuticals business category are focused on promoting and selling our products to wholesalers, large retailers, eye care professionals, independent pharmacies and hospitals

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Our sales representatives within the global surgical business category are focused on selling products and equipment to eye care professionals, physicians, including ophthalmic surgeons, hospitals and ambulatory surgery centers.

We reinforce our sales efforts and continue to drive demand and awareness of our brands and the clinical benefits of our products through multiple initiatives to both eye care professionals and consumers. These initiatives include the sponsorship of various industry congresses and symposia throughout the world. We also conduct training programs to provide eye care professionals with the latest information concerning clinical

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experience with our products. We provide and sponsor eye health education and programs for consumers. We continually seek input from eye care professionals through medical and scientific advisory boards to help us refresh and update all of these initiatives as well as to create new opportunities to provide our customers with the necessary resources to use our products safely and effectively.

No single customer accounted for 10% or more of our total revenue for 2020, 2019 or 2018.

Manufacturing and Supply

We manufacture the significant majority of our products at 23 manufacturing facilities in 10 countries worldwide, including the United States, Ireland, China, Germany, France and Italy, with the remainder of our production assigned to high quality third-party manufacturers. Our manufacturing facilities are generally organized based on product categories and tend to be specifically focused on manufacturing either pharmaceuticals, contact lenses, solutions or surgical devices due to the unique differences in regulatory requirements and technical skills required for the different product categories. Our manufacturing sites are clustered by business unit reporting and technology mapping. This organizational construct provides tight managerial control while permitting a strong focus on a limited set of technologies per business unit. We believe that our manufacturing facilities and relationships will support our potential capacity needs for the foreseeable future.

In addition, we have recently made and continue to make strategic investments in certain facilities, which manufactures our innovative and cost-effective contact lenses, the most significant of which are at two contact lens manufacturing facilities in Waterford, Ireland, and Rochester, New York, as well as at our Lynchburg, Virginia facility, which mainly manufactures and distributes out contact lens solution products.

To address the expected global demand for our SiHy Daily disposable contact lenses, in November 2018, we initiated $300 million of additional expansion projects to add multiple production lines to our Rochester and Waterford facilities.

To further help us meet the anticipated demand of our contact lenses, in 2020 we initiated an expansion of our Lynchburg distribution center. The new facility will create new jobs over the next five years and expand the overall site to 190,000 square feet, which will provide distribution capabilities for medical devices, primarily contact lens products, and be the main point of distribution in the United States

To address the expected global demand for our Bausch + Lomb ULTRA® contact lens, in December 2017, we completed a multi-year, $200 million strategic upgrade to our Rochester facility. The upgrade increased production capacity in support of our Bausch + Lomb ULTRA® and SiHy Daily AQUALOXTM product lines and better supports the production of our other well-established contact lenses, such as our PureVision®, PureVision®2 (SVS, Toric, and Multifocal) and SofLens® 38.

To meet the forecasted demand for our Biotrue® ONEday lenses, in July 2017, we placed into service a $175 million multi-year strategic expansion project of the Waterford facility. The emphasis of the expansion project was to: (i) develop new technology to manufacture, automatically inspect and package contact lenses, (ii) bring that technology to full validation and (iii) increase the size of the Waterford facility.

We believe the investments in our Waterford, Rochester and Lynchburg facilities and related expansion of labor forces further demonstrates the growth potential we see in our Bausch + Lomb products and our eye health business.

Our goal for manufacturing and supply is to deliver high quality products via reliable controls and robust processes. We are continuously working on improvement projects to optimize our manufacturing processes and reduce our product costs, resulting in better profitability and cash flow. Our strategic priorities include

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distinguishing Bausch + Lomb as a high quality producer, delivering service in excess of customer expectations, launching new products promptly and in full, achieving strategic and annual cost reductions, reducing manufacturing complexity, and designing a robust and competitive plant network.

As a result of our efforts, we are building a solid track record in quality compliance and a consistent record of performance in more efficient delivery and less wasteful production. Our manufacturing team has developed a strong partnership with our R&D team to design products that can be manufactured throughout a product’s life cycle.

In the normal course of business, our products, devices and facilities are the subject of ongoing oversight and review, by regulatory and governmental agencies, including general, for cause and pre-approval inspections by the relevant competent authorities where we have business operations, including the FDA. Currently, all of our global operations and facilities have the relevant operational certificates. Through the date of this filing, the Company’s operating sites are in good compliance standing, and all sites under FDA jurisdiction are rated as either No Action Indicated (where there was no Form 483 observation) or Voluntary Action Indicated (VAI) (where there was a Form 483 with one or more observations). In the case of VAI inspection outcomes, the FDA has accepted our responses to the issues cited in the Form 483, which will be verified when the agency makes its next inspection of those specific facilities. A Form 483 is issued at the end of each inspection when FDA investigators have observed any condition that in their judgment may constitute violations of current good manufacturing practice.

We use a diverse and broad range of raw materials in manufacturing our products. We purchase the materials and components for each of our product categories from a wide variety of suppliers. In order to manage any single-sourced suppliers we maintain sufficient inventory consistent with good practice and production lead-times. We believe that the loss of any one supplier would not adversely affect our business to a significant extent. To date, we have not experienced any significant difficulty in locating and obtaining the materials necessary to fulfill our production requirements.

Some of our products are provided by suppliers under a private label distribution agreement. Under these agreements, the supplier generally retains the intellectual property and exclusive manufacturing rights. The supplier private labels the products under the Bausch + Lomb brand for sale in certain fields of use and geographic territories. These agreements may be subject to minimum purchase or sales obligations. Our private label distribution agreements do not, individually or in the aggregate, represent a material portion of our business and we are not substantially dependent on them.

We also subcontract the manufacturing of certain of our products, including products manufactured under the rights acquired or licensed from other pharmaceutical companies. Products representing approximately 20% of our revenues for 2020 are produced in total, or in part, by third-party manufacturers under manufacturing arrangements.

In some cases, the principal raw materials, including active pharmaceutical ingredient, used by us (or our third-party manufacturers) for our various products are purchased in the open market or are otherwise available from several sources. However, some of the active pharmaceutical ingredients and other raw materials used in our products and some of the finished products themselves are currently only available from a single source; or others may in the future become available from only one source. For example, with respect to some of our largest or most significant products, the supply of the finished product for LUMIFY®, VYZULTA®, SofLens®, Ocuvite®, PreserVision®, renu®, and PureVision® products are only available from a single source and the supply of active pharmaceutical ingredient for each of our VYZULTA® product is also only available from a single source. Any disruption in the supply of any such single-sourced active pharmaceutical ingredient, other raw material or finished product or an increase in the cost of such materials or products could adversely impact our ability to manufacture or sell such products, the ability of our third-party manufacturers to supply us with such products, or our profitability. We attempt to manage the risks associated with reliance on single sources of

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active pharmaceutical ingredient, other raw materials or finished products by carrying additional inventories or, where possible, developing second sources of supply. See “Risk Factors” of this prospectus for additional information on the risks associated with our manufacturing arrangements.

Trademarks, Patents and Proprietary Rights

The development of new and innovative products, as well as protecting the underlying intellectual property of our product portfolio, is important to our success in all areas of our business. We rely on a combination of contractual provisions, confidentiality policies and procedures and patent, trademark, copyright and trade secrecy laws to protect certain proprietary aspects of our technology and business. These legal measures afford limited protection and may not prevent our competitors from gaining access to our intellectual property and proprietary information. Our policy is to vigorously protect, enforce and defend our intellectual property and proprietary rights, as appropriate. Our commercial success will also depend in part on not infringing, misappropriating or otherwise violating the intellectual or proprietary rights of third parties. Some of our products either: (i) have no meaningful exclusivity protection via patent or marketing or data exclusivity rights or (ii) are protected by patents or regulatory exclusivity periods that will be expiring in the near future. See “Risk Factors” of this prospectus for additional information on the risks associated with our intellectual property and proprietary rights.

Trademarks

We believe that trademark protection is an important part of establishing product and brand recognition. We own or license a number of registered trademarks and trademark applications in the United States, Canada and in various other countries throughout the world. U.S. federal registrations for trademarks remain in force for 10 years and may be renewed every 10 years after issuance, provided the mark is still being used in commerce. Trademark registrations in Canada issued on or before June 17, 2019 remain in force for 15 years and may be renewed for 10-year terms, provided that, as in the case of U.S. federal trademark registrations, the mark is still being used in commerce. Trademark registrations in Canada issued after June 17, 2019 remain in force for 10 years and may be renewed every 10 years after issuance, provided that, as in the case of U.S. federal trademark registrations, the mark is still being used in commerce. Other countries generally have similar but varying terms and renewal policies with respect to trademarks registered in those countries.

Data and Patent Exclusivity

For certain of our products, we rely on a combination of regulatory and patent rights to protect the value of our investment in the development of these products.

As of May 1, 2021, we own or exclusively license approximately 2,000 granted patents throughout the world, approximately 400 of which are U.S. patents. Of our issued patents, approximately 75% will expire within the next 10 years and the remaining approximately 25% will expire thereafter. Within the next three years, the following number of U.S. patents held by us is set to expire: approximately 20 patents in the remainder of 2021, approximately 25 patents in 2022, and approximately 20 patents in 2023. The expiration of these patents is not expected to have a material adverse effect on our business. We currently have approximately 70 pending U.S. patent applications.

A patent is the grant of a property right which allows its holder to exclude others from, among other things, selling the subject invention in, or importing such invention into, the jurisdiction that granted the patent. In the United States, Canada and the European Union (EU), generally patents expire 20 years from the date of application. We have obtained, acquired or in-licensed a number of patents and patent applications covering key aspects of certain of our principal products. In the aggregate, our patents are of material importance to our business taken as a whole.

In the United States, the Hatch-Waxman Act provides non-patent regulatory exclusivity for five years from the date of the first FDA approval of a new drug compound in a NDA. The FDA, with one exception, is

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prohibited during those five years from accepting for filing a generic, or Abbreviated New Drug Application (ANDA), that references the NDA. In reference to the foregoing exception, if a patent is indexed in the FDA Orange Book for the new drug compound, a generic may file an ANDA four years from the NDA approval date if it also files a Paragraph IV Certification with the FDA challenging the patent. Protection under the Hatch-Waxman Act will not prevent the filing or approval of another NDA. However, the NDA applicant would be required to conduct its own pre-clinical trials and adequate and well-controlled clinical trials to independently demonstrate safety and effectiveness.

A similar data exclusivity scheme exists in the EU, whereby only the pioneer drug company can use data obtained at the pioneer’s expense for up to eight years from the date of the first approval of a drug by the European Medicines Agency (EMA) and no generic drug can be marketed for ten years from the approval of the innovator product. Under both the United States and the EU data exclusivity programs, products without patent protection can be marketed by others so long as they repeat the clinical trials necessary to show safety and efficacy.

In the United States, the Biologics Price Competition and Innovation Act (BPCIA) allows companies to seek FDA approval to manufacture and sell biosimilar or interchangeable versions of brand name biological products. Due to the size and complexity of biological products, as compared to small molecule drugs, a biosimilar must be “highly similar” to the reference product with “no clinically meaningful differences” in safety, purity and potency between the two. The BPCIA provides reference product sponsors with 12 years (with potential for six additional months of pediatric exclusivity) of market exclusivity, but unlike the Hatch-Waxman Act which covers small molecules, it does not require reference product sponsors to list patents in an Orange Book equivalent and does not include an automatic 30-month stay of FDA approval upon the timely filing of a lawsuit. The BPCIA, however, does provide pre-litigation procedures for the parties to follow, including identification of relevant patents and each party’s basis for infringement and invalidity. A biosimilar patent application cannot be filed until four years after the reference product is first licensed and a biosimilar cannot be launched, at the earliest (assumes no patent litigation or an adverse decision on all patents), until the expiration of the twelve years of data exclusivity from the approval of the reference product.

Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a disease or condition that affects populations of fewer than 200,000 individuals in the United States or a disease whose incidence rates number more than 200,000 where the sponsor establishes that it does not realistically anticipate that its product sales will be sufficient to recover its costs. The sponsor that obtains the first marketing approval for a designated orphan drug for a given rare disease is eligible to receive marketing exclusivity for use of that drug for the orphan indication for a period of seven years.

In Canada, the Patented Medicines (Notice of Compliance) Regulations (PM(NOC) Regulations) create a regime analogous to the U.S. Hatch-Waxman Act, and link the regulatory approval process for generic and biosimilar drugs to the adjudication of innovator patent rights. To be eligible for protection under the PM(NOC) Regulations, patents must first be listed on the Patent Register in connection with an innovator’s drug submission to Health Canada. A generic or biosimilar manufacturer must then provide notice to the innovator of its plans to market a drug that it compared to the innovator’s patented drug in the Health Canada approval process. Within 45 days of receiving such a notice of allegation, an innovator drug company may commence patent infringement proceedings against the generic or biosimilar manufacturer. The commencement of an action by the innovator under the PM(NOC) Regulations may stay Health Canada’s regulatory approval of the generic or biosimilar drug for a period of 24 months.

Canada also employs a data exclusivity regime for innovative drugs that provides an eight-year period of data protection from the date of market approval by Health Canada. An additional six months of data exclusivity is provided for drugs studied in clinical trials relating to use in pediatric populations. Drug submissions seeking approval based on a comparison to an innovative drug cannot be filed during the first six years of the data exclusivity period. Generic or biosimilar drug submissions remain on hold until expiry of the innovator’s data

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protection term, unless the innovative product is a patented drug subject to further protection under the PM(NOC) Regulations. Canada has no distinct drug submission process for biosimilar or orphan drug products.

Proprietary Know-How

We also rely upon unpatented proprietary know-how, trade secrets and technological innovation in the development and manufacture of many of our principal products. However, the foregoing rights, technologies and information are difficult to protect. We seek to protect our proprietary rights through a variety of methods, including confidentiality and non-disclosure agreements and proprietary information agreements with vendors, employees, consultants and others who may have access to proprietary information.

These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. There can be no assurance that these agreements will be self-executing or otherwise provide meaningful protection for our trade secrets or other intellectual property or proprietary information, In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Government Regulations

Government authorities in the United States, at the federal, state and local level, in Canada, in the EU and in other countries extensively regulate, among other things, the research, development, testing, approval, clearance, manufacturing, labeling, post-approval monitoring and reporting, packaging, advertising and promotion, storage, distribution, marketing and export and import of pharmaceutical products and medical devices. As such, our products and product candidates are subject to extensive regulation both before and after approval. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with these regulations could result in, among other things, warning letters, civil penalties, delays in approving or refusal to approve a product candidate, product recall, product seizure, interruption of production, operating restrictions, suspension or withdrawal of product approval, injunctions or criminal prosecution.

Prior to human use, FDA approval (drugs (in the form of an NDA or ANDA for generic equivalents), biologics (in the form of a Biologics License Application (BLA)) and some medical devices) or premarket approval or marketing clearance (other devices) must be obtained in the United States, approval by Health Canada must be obtained in Canada, EMA approval (drugs) or a CE Marking (devices) must be obtained for countries that are part of the EU and approval must be obtained from comparable agencies in other countries prior to manufacturing or marketing new pharmaceutical products or medical devices. Generally, preclinical studies and clinical trials of the products must first be conducted and the results submitted to the applicable regulatory agency (such as the FDA) for approval.

Regulation by other federal agencies, such as the Drug Enforcement Administration (“DEA”), and state and local authorities in the United States, and by comparable agencies in certain foreign countries, is also required. In the United States, the Federal Trade Commission (the FTC), the FDA and state and local authorities regulate the advertising of medical devices, prescription drugs, OTC drugs and cosmetics. The Federal Food, Drug and Cosmetic Act, as amended and the regulations promulgated thereunder, and other federal and state statutes and regulations, govern, among other things, the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, sale, distribution, advertising and promotion of our products.

Manufacturers of pharmaceutical products and medical devices are required to comply with manufacturing regulations, including current good manufacturing practices and quality system management requirements,

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enforced by the FDA and Health Canada, in the United States and Canada respectively, and similar regulations enforced by regulatory agencies in other countries and we face periodic audits of our facilities and plants and those of our contract manufacturers by the FDA and such other regulatory agencies. In addition, we are subject to price control restrictions on our pharmaceutical products in many countries in which we operate.

We are also subject to extensive U.S. federal and state health care marketing and fraud and abuse regulations, such as the federal False Claims Act, federal and provincial marketing regulation in Canada and similar regulations in foreign countries in which we may conduct our business. The federal False Claims Act imposes civil and criminal liability on individuals or entities who submit (or cause the submission of) false or fraudulent claims for payment to the government. The U.S. federal Anti-Kickback Statute prohibits persons or entities from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal or state health care program such as the Medicare and Medicaid programs. Some state anti-kickback laws also prohibit such conduct where commercial insurance, rather than federal or state, programs are involved. Due to recent legislative changes, violations of the U.S. federal Anti-Kickback Statute also carry potential federal False Claims Act liability. In addition, in the United States and Canada, companies may not promote drugs or medical devices for “off-label” uses—that is, uses that are not described in the product’s labeling and that differ from those that were approved or cleared by the FDA or Health Canada, respectively—and “off-label promotion” in the United States has also formed the predicate for False Claims Act liability resulting in significant financial settlements. These and other laws and regulations, rules and policies may significantly impact the manner in which we are permitted to market our products. If our operations are found to be in violation of any of these laws, regulations, rules or policies or any other law or governmental regulation, or if interpretations of the foregoing change, we may be subject to civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of our operations.

We are also subject to various state, federal and international laws and regulations governing the collection, transmission, dissemination, use, privacy, confidentiality, security, retention, availability, integrity and other processing of health-related and other sensitive and personal information, including, but not limited to, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HIPAA). HIPAA mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common health care transactions (e.g., health care claims information and plan eligibility, referral certification and authorization, claims status, plan enrollment, coordination of benefits and related information), as well as standards relating to the privacy and security of individually identifiable health information. These standards require the adoption of administrative, physical and technical safeguards to protect such information. Many states in which we operate have laws that protect the privacy and security of sensitive and personal information, including health-related information. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, the California Consumer Privacy Act (CCPA), which went into effect on January 1, 2020, imposes stringent data privacy and security requirements and obligations with respect to the personal information of California residents, including, among other things, new disclosures to California consumers and providing such consumers new data protection and privacy rights, including the ability to opt out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal data that may increase the likelihood of, and risks associated with, data breach litigation. The CCPA has been amended from time to time, and, further a new privacy law, the California Privacy Rights Act (CPRA) was approved by California voters in the November 3, 2020 election. Effective starting January 1, 2023, the CPRA will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. It remains unclear how various provisions of the CCPA and CPRA will be interpreted and enforced, and multiple states have enacted or are expected to enact similar laws. The effects on

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our business of the CCPA, CPRA and other similar state laws are potentially significant, and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law to which we may be subject.

Additionally, some statutory requirements, both in the United States and abroad, include obligations for companies to notify individuals of security breaches involving particular personal information, which could result from breaches experienced by us or our service providers. For example, laws in all 50 U.S. states require businesses to provide notice to customers whose personal data has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements.

Internationally, laws and regulations in many jurisdictions apply broadly to the collection, transmission, dissemination, use, privacy, confidentiality, security, retention, availability, integrity and other processing of health-related and other sensitive and personal information. For example, in the European Economic Area (the EEA), the collection and use of personal data, including clinical trial data, is governed by the provisions of the General Data Protection Regulation (GDPR). The GDPR became effective on May 25, 2018, repealing its predecessor directive and increasing responsibility and liability of companies in relation to the processing of personal data of EU data subjects. The GDPR, together with national legislation, regulations and guidelines of the EU member states and the United Kingdom governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, analyze, store, transfer and otherwise process personal data, including health data from clinical trials and adverse event reporting. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of the individuals to whom the personal data relates, the transfer of personal data out of the EEA, security breach notifications and the security and confidentiality of personal data. In July 2020, the Court of Justice of the European Union issued a decision that struck down the EU-U.S. Privacy Shield framework, which provided companies with a mechanism to comply with data protection requirements when transferring personal data from the EU to the United States and additionally called into question the validity of the European Commission’s Standard Contractual Clauses, on which U.S. companies rely to transfer personal data from Europe to the United States and elsewhere. In September 2020, the Swiss Federal Data Protection and Information Commissioner issued an opinion that stated it no longer considers the Swiss-U.S. Privacy Shield adequate for the purposes of personal data transfers from Switzerland to the United States. These developments may result in European data protection regulators applying differing standards for, and requiring ad hoc verification of, transfers of personal data from Europe to the United States. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater. European data protection authorities may interpret the GDPR and national laws differently and impose additional requirements, which contributes to the complexity of processing personal data in or from the EEA or United Kingdom. Guidance on implementation and compliance practices is often updated or otherwise revised.

Further, following the United Kingdom’s withdrawal from the EU and the EEA, and the expiry of the transition period, companies have to comply with both the GDPR and the GDPR as incorporated into the United Kingdom national law, the Data Protection Act of 2018, the latter regime having the ability to separately fine up to the greater of £17.5 million or 4% of global turnover. The relationship between the United Kingdom and the EU in relation to certain aspects of data protection law remains unclear, for example around how data can lawfully be transferred between each jurisdiction, which exposes us to further compliance risk. Beginning in 2021, the United Kingdom is a “third country” under the GDPR. We may incur liabilities, expenses, costs and other operational losses under the GDPR and privacy laws of the applicable EU and EEA Member States and the United Kingdom in connection with any measures we take to comply with them.

We are also subject to Canada’s federal Personal Information Protection and Electronic Documents Act (PIPEDA) and substantially similar equivalents at the provincial level with respect to the collection, use and

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disclosure of personal information in Canada. Such federal and provincial legislation impose data privacy and security obligations on our processing of personal information of Canadian residents. The federal and Alberta legislation include mandatory data breach notification requirements. Canada’s Anti-Spam Legislation (CASL) also applies to the extent that we send commercial electronic messages from Canada or to electronic addresses in Canada. CASL contains prescriptive consent, form, content and unsubscribe mechanism requirements. Penalties for non-compliance with CASL are up to CAD $10 million per violation. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible they will be interpreted and applied in ways that will materially and adversely affect our business. The regulatory framework for data privacy, data security and data transfers worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Complying with all of these laws and regulations involves costs to our business, and failure to comply with these laws and regulations can result in the imposition of significant civil and criminal penalties, as well as litigation.

Successful commercialization of our products may depend, in part, on the availability of governmental and third-party payor reimbursement for the cost of our products. Third-party payors may include government health administration authorities, private health insurers and other organizations. In the United States, the EU and other significant or potentially significant markets for our products and product candidates, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services, which has resulted in lower average realized prices. In the United States, these pressures can arise from rules and practices of managed care groups, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and health care reform, pharmaceutical reimbursement policies and pricing in general. In particular, sales of our products may be subject to discounts from list price and rebate obligations, as well as formulary coverage decisions impacting or limiting the types of patients for whom coverage will be provided. Various U.S. health care and other laws regulate our interactions with government agencies, private insurance companies and other third-party payors regarding coverage and reimbursement for our products. Failure to comply with these laws could subject us to civil, criminal and administrative sanctions. In countries outside the United States, the success of our products may depend, at least in part, on obtaining and maintaining government reimbursement because, in many countries, patients are unlikely to use prescription drugs that are not reimbursed by their governments. In addition, negotiating prices with certain governmental authorities for newly developed products can delay commercialization. In Canada and many international markets, governments control the prices of prescription pharmaceuticals, including through the implementation of reference pricing, price cuts, rebates, revenue-related taxes, tenders and profit control, and they expect prices of prescription pharmaceuticals to decline over the life of the product or as volumes increase.

See “Risk Factors” of this prospectus for additional information on the risks associated with these regulations and related matters.

Environmental and Other Regulation

We are subject to a broad range of federal, state, provincial and local environmental laws and regulations concerning the environment, safety matters, regulation of chemicals and product safety in the countries where we manufacture and sell our products or otherwise operate our business. These requirements include, among other matters, regulation of the handling, manufacture, transportation, storage, use and disposal of materials, including the discharge of pollutants, hazardous substances and waste into the environment. Compliance with environmental, health and safety laws and regulations could require us to incur significant operating or capital expenditures or result in significant restrictions on our operations. If we fail to comply with these environmental, health and safety laws and regulations, including failing to obtain any necessary permits, we could incur substantial civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing our operations or requiring us to conduct or fund remedial or corrective measures, install pollution control equipment, reformulate or cease the marketing of our products or perform other actions. In the normal course of our business, such substances and waste may be released into the environment, which could cause environmental or property damage or personal injuries, and which could subject us to remediation

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obligations regarding contaminated soil and groundwater, potential liability for damage claims or to social or reputational harm and other similar adverse impacts. Under certain of these laws and regulations, we may be subject to joint and several liability for environmental investigations and cleanups, including at properties that we currently or previously owned or operated, or at sites at which waste we generated was disposed, even if the contamination was not caused by us or was legal at the time it occurred.

We are subject to extensive and evolving regulations regarding the manufacturing, processing, distribution, importing, exporting, and labeling of our products and their raw materials. In the EU, the REACH regulations came into effect in 2007, with implementation rolling out over time. Registered chemicals then can be subject to further evaluation and potential restrictions. Since the promulgation of REACH, other countries have enacted or are in the process of implementing similar comprehensive chemical regulations. See “Risk Factors” of this prospectus for additional information.

Competition

Our competitors include specialty and other large pharmaceutical companies, medical device companies, biotechnology companies, OTC companies and generic manufacturers, in the United States, Canada, Europe, Asia, Latin America, Middle East, Africa and in other countries in which we market our products. The market for Bausch + Lomb products is very competitive, both across product categories and geographies. In addition to larger diversified pharmaceutical and medical device companies, we face competition in the eye health market from mid-size and smaller, regional and entrepreneurial companies with fewer products in niche areas or regions.

Our sole focus on eye health with one of the most comprehensive portfolios in the industry enables us to reach a broader set of customers through coordinated delivery of solutions across the pharmaceutical, vision, and surgical product lines. Our major competitors include:

•	in the vision care/consumer health care business unit: Allergan; Alcon; CooperVision; JNJ Vision; Santen Incorporated; and Vistakon, Inc.; and

•	in the pharmaceuticals business unit: Allergan, Inc.; Novartis AG; Pfizer Inc.; Roche; Santen Incorporated; and Laboratoires Théa S.A., Aerie Pharmaceuticals; and

•	in the surgical business unit: Alcon; AMO; and Carl Zeiss.

We sell a broad range of products, and competitive factors vary by product line and geographic area in which the products are sold. The principal methods of competition for our products include quality, efficacy, market acceptance, price, and marketing and promotional efforts.

See “Risk Factors” of this prospectus for additional information on our competition risks.

Our Facilities

We own and lease a number of important properties. Our headquarters are located in Laval, Quebec. We own several manufacturing facilities throughout the United States We also own or have an interest in manufacturing plants or other properties outside the United States, including in Canada, Mexico, and certain countries in Europe, North Africa, Asia and South America.

We consider our facilities to be in satisfactory condition and suitable for their intended use, although some limited investments to improve our manufacturing and other related facilities are contemplated, based on the needs and requirements of our business. Our administrative, marketing, research/laboratory, distribution and warehousing facilities are located in various parts of the world. We co-locate our R&D activities with our manufacturing at the plant level in a number of facilities. Our scientists, engineers, quality assurance/quality control professionals and manufacturing technicians work side-by-side in designing and manufacturing products

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that fit the needs and requirements of our customers, regulators and business units. We believe that we have sufficient facilities to conduct our operations during 2021. The following are our principal properties:

Location	Purpose	Owned or Leased	Approximate Square Footage
Corporate & Administration
Laval, Quebec, Canada	Corporate headquarters, R&D and warehouse facility	Owned	338,000
Bridgewater, New Jersey	Administration	Leased	310,000
Bausch + Lomb
Rochester, New York	Offices, R&D and manufacturing facility	Owned	953,000
San Juan del Rio, Mexico	Offices and manufacturing facility	Owned	853,000
Jelenia Gora, Poland	Offices, R&D, manufacturing and warehouse facility	Owned	521,000
Waterford, Ireland	R&D and manufacturing facility	Owned	500,000
Woodruff, South Carolina	Distribution facility	Leased	432,000
Jinan, China	Offices and manufacturing facility	Owned	418,000
Rzeszow, Poland	Offices, R&D, manufacturing and warehouse facility	Owned	380,000
Berlin, Germany	Manufacturing, distribution and office facility	Owned	339,000
Greenville, South Carolina	Manufacturing and distribution facility	Owned	314,000
Steinbach, Canada	Manufacturing facility	Owned	241,000
Chattanooga, Tennessee	Distribution facility	Leased	240,000
Aubenas, France	Offices, manufacturing and warehouse facility	Owned	148,000
Macherio, Italy	Offices, R&D, manufacturing and warehouse facility	Owned	119,000
Beijing, China	Manufacturing	Owned	97,000

Human Capital Resources

As of December 31, 2020, BHC had approximately 21,600 employees located around the world. There are approximately 12,000 employees who are either part of the Bausch + Lomb Business in sales and marketing roles or are in production, R&D, or general and administrative positions primarily supporting the Bausch + Lomb Business.

Collective bargaining exists for some employees in several countries. BHC considers relations with employees to be good and have not experienced any work stoppages, slowdowns or other serious labor problems that have materially impeded business operations. During fiscal 2020, BHC did not experience any significant business disruption as a result of employee turnover.

Health, Safety and Wellness

Employees’ health, safety, and wellness are important to BHC. With the COVID-19 outbreak, a focus by BHC in 2020 was protecting the health and safety of employees and their families. Existing remote work policies were broadened to enable global employees to work from home wherever possible. In circumstances where remote work was not possible (such as at manufacturing and distribution facilities) safety measures were implemented to ensure the spread of COVID-19 was prevented in the workplace, such as mandatory face coverings, social distancing, hand hygiene, plexiglass barriers, limited face-to-face meetings and other procedures as prescribed by global public health organizations, such as the WHO and U.S. Centers for Disease Control and Prevention.

In recognizing that physical, emotional and financial wellbeing are significant contributors to employees’ success at work and home, especially in 2020, BHC supports employees in all aspects of their everyday life by centering programs and activities around these three pillars of wellbeing. Across each of these pillars, a range of resources are offered to help employees be healthy and feel successful in both their professional and personal lives, including through employee assistance programs. For 2020, resources were provided to employees

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specifically in response to COVID-19, including launching a website – Collaborating in the New Normal – to help them encourage each other, lead with empathy and adapt during these unprecedented times.

Following the Separation, our focus will continue to be on our employees’ health, safety and wellness and we intend to continue to enhance and implement policies and procedures to foster and support our employees.

Diversity and Inclusion

BHC is dedicated to fostering an inclusive work environment where everyone feels welcomed, supported and valued for their talents and contributions. The Bausch Health Diversity & Inclusion (“D&I”) strategy centers on connecting employees to the Company, each other, and our communities to cultivate a sense of trust, respect and belonging for all.

BHC strives to advance candid conversations among employees about racism and expanding diversity and inclusion training and education for them. Specifically, all employees have been provided with educational tools and resources to understand how to talk about these topics at work and training was introduced that is aimed at helping employees become more aware of unconscious biases.

BHC is focused on utilizing Employee Resource Groups (“ERGs”) to provide opportunities for professional growth, development and informal networking. There are several groups in place including The Bausch Health Women’s Leadership Network, The Bausch Health Military Network Employee Resource Group and the Black and African Heritage Network.

Building off the efforts of BHC, following the Separation, we intend to continue to dedicate our time and resources to foster an inclusive work environment and support diversity and inclusion.

Talent Development and Total Rewards

BHC is committed to the development of employees and believes that BHC’s success coincides with employees’ achievements of personal and professional goals. Through the Bausch Health Employee Development Framework, BHC endeavors to support employees’ interests to grow to their full potential, achieve career goals, and contribute to the success of BHC. Employees are empowered to explore roles that are of interest and gain insights into their strengths and development needs. A variety of development programs are provided to support employees at every stage of their career and incorporate individual development plans that aim to help employees reach their career goals. BHC also has a robust, global succession planning process that allows BHC to define talent needs based on business strategy, identify talent and drive development and growth, strengthen the pipeline for critical leadership positions, and optimize talent deployment across the business.

BHC’s total rewards philosophy is designed to attract, retain, motivate, and engage employees, providing comprehensive and market competitive compensation and benefit programs across our geographies.    The compensation program includes base pay, short-term incentives, and long-term incentives. This program provides the opportunity for employees to earn more when objectives are delivered – both as a total company and individually. BHC also provides competitive benefit programs based on local practice in the countries where employees work. These programs include medical coverage, retirement benefits, paid time off, and life and other insurances.

Following the Separation, we intend to continue to focus on the development and growth of our employees and will establish a compensation philosophy that will continue to attract, retain, motivate and engage our employees.

Corporate Social Responsibility

In 2017, BHC established The Bausch Foundation, which supports initiatives aimed at disease prevention, improving patient outcomes, and community support related to core businesses. Additionally, it supports global relief efforts and those who need help in the communities in which we live and work.

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For example, in order to offer support to others during the pandemic, BHC established a campaign for employees to donate to Feeding America, with the foundation matching up to $100,000 of these contributions. During 2020, the foundation donated medicines and health care products to assist in the global fight against the COVID-19 virus.

BHC is committed to supporting patients who have lost employment health benefits due to the COVID-19 pandemic, and because it is important to continue prescribed treatments, BHC is proud to offer certain of BHC’s prescription medicines through the Bausch Health Assistance Program. In the face of the COVID-19 pandemic, some people have financial obstacles that keep them from obtaining and continuing their prescribed treatments. The purpose of the Bausch Health Patient Assistance Program is to provide eligible unemployed patients in the U.S., who have lost their health insurance due to the COVID-19 pandemic, with certain of BHC’s prescription products although their financial circumstances or insurance status may otherwise interfere with their ability to do so. If approved, patients will receive their BHC prescription product(s) at no cost to them for up to one year, and may be able to reapply to the program annually if they continue to meet eligibility requirements and have a valid prescription.

Following the Separation, we intend to continue to focus on our social responsibility efforts, including patient assistance.

Legal Proceedings

We are involved in legal proceedings from time to time in the ordinary course of our business. Based on information currently available and established reserves, we have no reason to believe that the ultimate resolution of any known legal proceeding will have a material adverse effect on our financial position, liquidity or results of operations. However, there can be no assurance that the outcome of any such legal proceeding will be favorable, and adverse results in certain of these legal proceedings could have a material adverse effect on our financial position, results of operations in any one reporting period, or liquidity. See Note 18 “LEGAL PROCEEDINGS” to our audited combined financial statements included elsewhere in this prospectus for further information.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and position of individuals as of May 4, 2021 who will serve as directors, director nominees and executive officers of Bausch + Lomb following the Separation.

Name	Age	Position
Joseph C. Papa	65	Chief Executive Officer
Sam Eldessouky	48	Chief Financial Officer

The following includes certain information regarding our directors’ and officers’ individual experience, qualifications, attributes and skills, and brief statements of those aspects of our directors’ backgrounds that led us to conclude that they should serve as directors.

Joseph C. Papa will serve as Chief Executive Officer of the Company, effective immediately prior to this offering. Mr. Papa has served as Chairman of the Board of Director and Chief Executive Officer of BHC since May 2016. Mr. Papa has more than 35 years of experience in the pharmaceutical, healthcare and specialty pharmaceutical industries, including 20 years of branded prescription drug experience. He served as the Chief Executive Officer of Perrigo Company plc (“Perrigo”) from 2006 to April 2016, where he also served as Chairman from 2007 to April 2016. Prior to joining Perrigo, Mr. Papa served from 2004 to 2006 as Chairman and Chief Executive Officer of the Pharmaceutical and Technologies Services segment of Cardinal Health, Inc. From 2001 to 2004, he served as President and Chief Operating Officer of Watson Pharmaceuticals, Inc. (“Watson”). Prior to joining Watson, Mr. Papa held management positions at DuPont Pharmaceuticals, Pharmacia/Searle and Novartis AG. Mr. Papa holds a BS in pharmacy from the University of Connecticut and an MBA from Northwestern University’s Kellogg Graduate School of Management. Mr. Papa joined the board of directors of Prometheus Biosciences, Inc., a privately held biopharmaceutical company, in August 2020, and previously served as a director of Smith & Nephew plc, a publicly traded medical device company, from 2008 to April 2018. We believe Mr. Papa’s extensive experience as a chief executive officer of a public company, where he demonstrated leadership capability and extensive knowledge of complex financial and operational issues facing large organizations, and his understanding of operations and financial strategy in challenging environments, qualify him to serve as a member of the Board of Directors.

Sam Eldessouky will serve as Chief Financial Officer of the Company effective immediately prior to this offering. Mr. Eldessouky joined Bausch Health in 2016 as senior vice president and corporate controller and was appointed Chief Financial Officer effective June 1, 2021. In his role at BHC, he was responsible for overseeing the global controllership functions, including financial reporting, regional finance and global policies. Previously, he served as senior vice president, controller and chief accounting officer for Tyco International plc from 2012 to 2016. During his tenure at Tyco, Mr. Eldessouky led the efforts to redesign the controller’s organization and the implementation of Enterprise Performance Management framework, and he played a significant role in the wholesale turnaround of Tyco’s business. He also played a key role in executing the spinoffs of Covidien and Tyco Electronics in 2006 and ADT NA and Flow Control in 2012. Prior to that, Mr. Eldessouky spent ten years at PricewaterhouseCoopers (PwC), where he held several roles of increasing responsibility and served in PwC’s National Office providing technical accounting guidance on complex accounting matters. Mr. Eldessouky holds a Bachelor of Science in Accountancy from Ain Shams University and a master’s degree in Accounting and Finance from the University of Liverpool. He is a Certified Public Accountant and Chartered Global Management Accountant. He served as a member of the Board of Trustees of Financial Executives Research Foundation and Financial Executives International. Additionally, Mr. Eldessouky served as a member of the Global Preparers Forum, an external advisory body to the International Accounting Standards Board, from 2007 to 2013.

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Board of Directors

Upon completion of this offering, our Board of Directors will consist of eight members. Our Articles provide that our Board of Directors shall consist of not less than three directors nor more than fifteen and that the number of directors may be increased or decreased by action of either a majority of the shareholders or the directors. No decrease may shorten the term of any director.

Our Board of Directors will consist of one class. Directors who are elected at an annual meeting of shareholders shall hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Vacancies are filled by a vote of the remaining directors in office, and the person who is appointed to fill the vacancy holds office for the remainder of the term. Vacancies created by removal by shareholders are filled by the shareholders at the meeting held to remove the director(s). In the interim between annual meetings of shareholders or of special meetings of shareholders called for the election of directors, newly created directorships and any vacancies in the Board of Directors may be filled by the vote of the remaining directors then in office, although less than a quorum exists.

Our Articles do not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding common shares can elect all of the directors standing for election, and the holders of the remaining shares are not able to elect any directors, subject to their rights under the Master Separation Agreement.

Following the coming into force of new amendments to the CBCA (expected to occur in 2021), and consistent with our proposed majority voting policy, the CBCA will require that in an uncontested election of directors at a shareholder meeting, the directors must be elected on an individual basis by majority vote. See “—Majority Voting Policy.”

Director Independence

The Board of Directors believes that, in order to be effective, our Board of Directors must be able to operate independently of management. As described in our Corporate Governance Guidelines, a sufficient number of directors must satisfy the applicable tests of independence, such that the Board of Directors complies with all independence requirements under corporate and securities laws and stock exchange requirements applicable to the Company. The Corporate Governance Guidelines will further provide that the Nominating and Corporate Governance Committee, as well as the Board of Directors, reviews the relationships that each director has with the Company in order to satisfy itself that these independence criteria have been met. On an annual basis, as part of our disclosure procedures, all directors will complete a questionnaire pertaining to, among other things, share ownership, family and business relationships, and director independence standards. The Board of Directors will then disclose in the Company’s annual management proxy circular and proxy statement the identity of each of the independent directors and the basis for the Board of Directors’ determination for each of the directors who are not independent.

The Board of Directors has determined that                  of our eight directors are “independent directors” within the meaning of applicable regulatory and stock exchange requirements in Canada and the United States, as none of them have a material relationship with the Company that could be reasonably expected to interfere with their exercise of independent judgment. The independent directors currently on the Board of Directors are:                 ,                 ,                 , and                 .

None of our current directors have entered into employment, service or similar contracts with us, with the exception of                 . On                 ,                  entered into an employment agreement with the Company as our                 .

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Controlled Company Exception

Because BHC will continue to own a majority of our common shares following the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance requirements of the NYSE. Accordingly, we will be exempt from certain corporate governance requirements until such time we cease to be a “controlled company,” including requirements that a majority of our Board of Directors consist of independent directors and having a compensation committee and a nominating and corporate governance committee that is composed entirely of independent directors. For at least some period following the completion of this offering, we may utilize these exemptions. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. If BHC completes the distribution of all of its remaining equity interest in us to the BHC shareholders, we will no longer be a “controlled company” within the meaning of the applicable rules of the NYSE. In the event that we cease to be a “controlled company” and our common shares continues to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods. For purposes of TSX rules, while we remain “majority controlled” we may take advantage of an exemption from the requirement to implement a majority voting policy. See “Management—Majority Voting Policy.”

The “controlled company” exemption does not modify the independence requirements for our Audit and Risk Committee, and we intend to comply with the requirements of the Exchange Act, the NYSE listing requirements and applicable Canadian securities laws, which require that our Audit and Risk Committee have at least one independent director on the effective date of the registration statement relating to this offering, a majority of independent directors within 90 days following the effective date of the registration statement relating to this offering, and exclusively independent directors within one year following the effective date of the registration statement relating to this offering.

In Canada, NP 58-201 provides guidance on corporate governance practices, which reflect best practices established by the Canadian securities regulatory authorities but are not intended to be prescriptive. NP 58-201 provides, among other things, that (i) the board of directors of a reporting issuer should have a majority of independent directors; (ii) the chair of the board of directors should be an independent director; (iii) the board of directors should appoint a nominating committee composed entirely of independent directors; and (iv) the board of directors should appoint a compensation committee composed entirely of independent directors. NI 58-101 requires a company to disclose the extent to which it complies with the best practices set forth in NP 58-201. To the extent that we take advantage of the “controlled company” exemption of the NYSE, and as a result do not comply with NP 58-201, we will be required to explain why we do not comply with Canadian director independence standards.

Board of Directors Leadership Structure

Our Corporate Governance Guidelines will provide that our Board of Directors may determine from time to time the most effective leadership structure for the Company, including whether the same individual should serve both as Chairman of the Board of Directors and the Chief Executive Officer.

Our Corporate Governance Guidelines also provide that, if the same individual serves as Chairman of the Board of Directors and Chief Executive Officer, or if the Chairman of the Board of Directors is otherwise not independent, our Board of Directors shall appoint a Lead Independent Director. Our independent directors will annually appoint a Lead Independent Director.

The responsibilities of the Lead Independent Director will be set forth in the Company’s Position Description for the Lead Independent Director. These responsibilities include: (i) fostering processes that allow the Board of Directors to function independently of management and encouraging open and effective communication between the Board of Directors and management of the Company; (ii) providing input to the Chairman on behalf of the independent directors with respect to Board of Directors agendas; (iii) presiding at all

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meetings of the Board of Directors at which the Chairman is not present, as well as regularly scheduled executive sessions of independent directors; (iv) in the case of a conflict of interest involving a director, if appropriate, asking the conflicted director to leave the room during discussion concerning such matter and, if appropriate, asking such director to recuse him or herself from voting on the relevant matter; (v) communicating with the Chairman and the Chief Executive Officer, as appropriate, regarding meetings of the independent directors and resources and information necessary for the Board of Directors to effectively carry out its duties and responsibilities; (vi) serving as liaison between the Chairman and the independent directors; (vii) being available to directors who have concerns that cannot be addressed through the Chairman; (viii) calling meetings of the independent directors, as needed or when appropriate; and (ix) performing other functions as may reasonably be requested by the Board of Directors or the Chairman. In the event the Company appoints an independent Chairman of the Board of Directors, the responsibilities of the Lead Independent Director will be assumed by the independent Chairman of the Board of Directors.

Meetings of Independent Directors

The Corporate Governance Guidelines will provide that at any meeting of the Board of Directors, the independent directors of the Board of Directors shall meet in executive session and that an opportunity shall be provided during the meeting for any member of the Board of Directors to make such a request. Consequently, the independent directors shall meet in executive sessions, chaired by our Lead Independent Director, at a majority of our Board of Directors meetings.

Meetings of the Board of Directors

The Board of Directors shall meet regularly, at least four times per year, including at least once annually to review our strategic plan. Additional meetings can be called as deemed necessary. All agendas for Board of Directors and Board of Directors committee meetings are set by the Chairman of the Board of Directors in consultation with the Board of Directors committee Chairpersons, as necessary. As required by the Company’s by-laws, at least 50% of the directors then in office must be present in order to transact business at any Board of Directors meeting. Directors are expected to attend and participate in substantially all meetings of the Board of Directors and of all committees on which they serve.

Charter of the Board of Directors

The Board of Directors is responsible for the overall stewardship of the Company and its business, including supervising the management of the Company’s business and affairs. The Board of Directors discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board of Directors and to our officers. Under the charter of the Board of Directors (the “Board Charter”), the Board of Directors will establish committees to assist with its responsibilities. Our standing Board of Directors committees are expected to be the Audit and Risk Committee, the Talent and Compensation Committee and the Nominating and Corporate Governance Committee.

Under the Board Charter, the Board of Directors will be responsible for, among other things, the following corporate governance-related matters: (i) overseeing the Company’s performance and the quality, depth and continuity of management needed to meet the Company’s strategic objectives; (ii) developing and approving the Company’s approach to and practices regarding corporate governance; (iii) succession planning; (iv) overseeing orientation and education programs for new directors and ongoing education opportunities for continuing directors; (v) reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure preserve and enhance the business of the Company and the Company’s underlying value; (vi) approving and assessing compliance with all significant policies and procedures by which the Company is operating, including the Company’s Standards of Business Conduct (as described below); (vii) reviewing the Company’s principal risks and assessing whether appropriate systems are in place to manage such risks; and (viii) ensuring the integrity and adequacy of the Company’s internal controls.

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Position Descriptions

The Board of Directors has developed written position descriptions for the Chairman of the Board of Directors, the Chief Executive Officer, the Lead Independent Director, and the Chairpersons of each of the Audit and Risk Committee, the Nominating and Corporate Governance Committee and the Talent and Compensation Committee.

Orientation and Continuing Education

The Nominating and Corporate Governance Committee will oversee the Board of Directors’ continuing education program, which was developed to assist directors in maintaining or enhancing their skills and abilities as directors and updating their knowledge and understanding of the Company and the pharmaceutical industry. New directors will be oriented to the roles of the Board of Directors and individual directors and the business and affairs of the Company through discussions with the incumbent directors and the Company’s management by periodic presentations from senior management on major business, industry and competitive issues. Management and outside advisors will provide information and education sessions to the Board of Directors and its committees as necessary to keep the directors up-to-date with, among other things, (i) disclosure and corporate governance requirements and best practices; (ii) the Company, its business and the environment in which it operates, and (iii) developments in the responsibilities of directors. The Board of Directors may invite representatives of various business units to Board of Directors meetings to discuss business strategy and market analysis, as well as make on-site visits of the operations of the Company at the various facilities of the Company. Directors may also attend outside conferences and seminars that are relevant to their roles at the Company’s expense, with the approval of the Chairman of the Board of Directors.

Majority Voting Policy

In accordance with the requirements of the TSX, our Board of Directors will adopt a majority voting policy to the effect that a nominee for election as a director of our Company who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders will be expected to tender his or her resignation to the Chairman of our Board of Directors immediately following the meeting of shareholders at which the director was elected. The Nominating and Corporate Governance Committee will consider such resignation and make a recommendation to our Board of Directors whether to accept it or not. Our Board of Directors will promptly accept the resignation unless it, in consultation with the Nominating and Corporate Governance Committee, determines that there are exceptional circumstances that should delay the acceptance of the resignation or justify rejecting it. Our Board of Directors will make its decision and announce it in a press release within 90 days following the applicable meeting of shareholders. A copy of this press release will be filed with the TSX. A director who tenders a resignation pursuant to our majority voting policy will not participate in any meeting of our Board of Directors or the Nominating and Corporate Governance Committee at which the resignation is considered. Our majority voting policy will apply for uncontested director elections, which are elections where (a) the number of nominees for election as director is the same as the number of directors to be elected, as determined by the Board of Directors, and (b) no proxy materials are circulated in support of one or more nominees who are not part of the director nominees supported by the Board of Directors. After the new CBCA amendments discussed below come into force, we will amend our majority voting policy to conform to the requirements of those regulations.

Following the coming into force of new amendments to the CBCA (expected to occur in 2021), the CBCA will require that in an uncontested election of directors at a shareholder meeting, the directors must be elected on an individual basis by majority vote. However, unlike TSX requirements, if shareholders vote against a director nominee, that nominee is not elected as a director and the board has no discretion to appoint that nominee to serve on the board except in limited circumstances—that is, if that nominee is needed to meet the corporation’s obligations under the CBCA to have at least two directors who are not officers or employees of the corporation or its affiliates or to meet the minimum Canadian residency requirements for directors.

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Ethical Business Conduct

Standards of Business Conduct

We will adopt a written code of business conduct and ethics, the Standards of Business Conduct (the “Standards”), that applies to all employees (including our officers) and directors of the Company and its worldwide subsidiaries. Among other things, the Standards are designed to deter wrongdoing and promote honest and ethical conduct, including (i) the ethical handling of actual or apparent conflicts of interest; (ii) full, fair, accurate, timely and understandable public disclosure; (iii) compliance with applicable laws and regulations; (iv) protection of the Company’s assets; and (v) maintaining a harassment-free work environment.

Our employees and directors are required to maintain an understanding of, and ensure their compliance with, the Standards. Supervisors are responsible for maintaining awareness of the Standards, and for reporting any deviations from the Standards. The Standards also require the Company to conduct regular audits to test compliance with the Standards. Subject to Board of Directors approval, responsibility for the establishment and periodic review and update of the Standards falls within the mandate of the Audit and Risk Committee.

All individuals subject to the Standards are obligated to promptly report violations and potential violations of law, the Standards, or policies of the Company referenced in the Standards. Such violations or suspected violations may be reported to the appropriate Company representative, or anonymously and confidentially through the Company’s business ethics hotline. All potential violations must in turn be reported to the Company’s General Counsel or Chief Compliance & Ethics Officer. The Board of Directors has established reporting procedures in order to encourage employees and directors to raise concerns regarding matters addressed by the Standards on a confidential basis free from discrimination, retaliation or harassment. Employees of the Company who violate the Standards may face disciplinary actions, including dismissal.

Code of Ethics

Our Standards will also include a Code of Ethics for the Chief Executive Officer and Senior Finance Executives (the “Code of Ethics”), which is designed to deter wrongdoing and promote (i) honest and ethical conduct in the practice of financial management, (ii) full, fair, accurate, timely and understandable disclosure, and (iii) compliance with all applicable laws and regulations. Violations of the Code of Ethics are reported to the General Counsel or Chief Compliance & Ethics Officer. Failure to observe the terms of the Code of Ethics may result in disciplinary action, including dismissal.

The foregoing description of the Standards, including the Code of Ethics, is intended as a summary only, and does not purport to be complete. It is subject to, and qualified in its entirety by, reference to all of the provisions of the Standards.

We intend to satisfy any disclosure requirements regarding amendments to, or waivers of, any provision of the Standards, including the Code of Ethics, by posting such information on the Company’s website.

Directors’ Share Ownership

To support the alignment of directors’ interests with our interests and those of our shareholders, the Board of Directors will adopt share ownership guidelines for our non-employee directors. The directors’ share ownership guidelines, which will be set forth in our Corporate Governance Guidelines, provide that each non-employee director is expected to hold or control common shares, vested restricted or deferred share units, or a combination thereof, valued at five (5) times the annual Board of Directors cash retainer not later than the fifth anniversary of his or her election or appointment to the Board of Directors. Based on the current annual cash retainer of the Board of Directors of $                , the minimum value of equity each of our non-employee directors are required to hold is $                .

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Our CEO is excluded from the share ownership guidelines for non-employee directors. He is subject to share ownership guidelines established by our Talent and Compensation Committee, as further discussed in the section titled “Compensation Discussion and Analysis – Other Compensation Governance Practices – Share Ownership Guidelines.”

Risk Oversight

Our Board of Directors participates in risk management oversight, with a view of supporting the achievement of organizational objectives, including strategic objectives, improving long-term organizational performance and enhancing shareholder value. In addition, the Audit and Risk Committee assists the Board of Directors in monitoring and overseeing the Company’s Standards and risk management, including with respect to cybersecurity risks, provides oversight for the Company’s global ethics and healthcare compliance program, and oversees the Company’s receipt and handling of business ethics reports received pursuant to the Company’s Business Ethics Reporting Program. Various other committees of the Board of Directors also have responsibility for monitoring risk management in specific areas. For example, the Talent and Compensation Committee annually reviews and discusses with management the relationship between the Company’s compensation policies and practices and its risk management, including the extent to which those policies and practices create risks for the Company. In addition, the Nominating and Corporate Governance Committee periodically provides oversight with respect to risks associated with our corporate governance policies and practices, including our Corporate Governance Guidelines. The Nominating and Corporate Governance Committee also oversees and reviews evaluations of the Board of Directors and each of our Board of Directors committees.

Under the supervision of our Board of Directors, our management is responsible for assessing and managing our exposure to various risks. Upon completion of this offering, we will have a global Enterprise Risk Management (“ERM”) office. The objectives of the ERM office include, but are not limited to, managing known risks through assessments and action plans, identifying emerging risks and reporting on the ERM process and risk findings to the Audit and Risk Committee on a quarterly basis.

Board of Directors Committees

Effective upon the completion of this offering, the Board of Directors will have the following three standing committees: the Audit and Risk Committee, the Talent and Compensation Committee and the Nominating and Corporate Governance Committee. The specific responsibilities of each of the Audit and Risk Committee, the Talent and Compensation Committee and the Nominating and Corporate Governance Committee are identified in the respective committee’s charter.

The table below sets forth each of our director’s membership on our standing Board of Directors committees following the completion of this offering:

Audit and Risk Committee	Talent and Compensation Committee	Nominating and Corporate Governance Committee

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Audit and Risk Committee

The Audit and Risk Committee will be comprised of                  independent directors:                 ,                  and                 . The responsibilities, powers and operation of the Audit and Risk Committee are set out in the written charter of the Audit and Risk Committee. Pursuant to the Audit and Risk Committee Charter, each member of the Audit and Risk Committee is an independent director as defined and required by applicable regulatory and stock exchange rules. The Board of Directors has concluded that each member of the Audit and Risk Committee is “financially literate” as defined under National Instrument 52-110—Audit Committees and as required under NYSE rules, and each of                 ,                  and                  qualify as an “audit committee financial expert” under the regulations promulgated by the SEC. Our Audit and Risk Committee will also consist of directors who are independent as required by applicable Canadian securities regulations and the TSX Company Manual, subject to the permitted phase-in period afforded by such rules.

The Audit and Risk Committee will operate pursuant to the Audit and Risk Committee Charter. Its responsibilities will include, among other things, responsibility for reviewing and recommending to the Board of Directors our annual financial statements and management’s discussion and analysis of results of operation and financial condition (“MD&A”) and reviewing and approving our interim financial statements and MD&A. As contemplated in the Audit and Risk Committee Charter, the Audit and Risk Committee will periodically meet with our internal auditor and with our external auditors without management being present. The Audit and Risk Committee will also recommend to the Board of Directors the external auditors to be nominated for approval by the Company’s shareholders, as well as the compensation of the external auditors. The Audit and Risk Committee Charter will provide that the Audit and Risk Committee must establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing practices.

In accordance with the Audit and Risk Committee Charter, the Audit and Risk Committee will also provide assistance to the Board of Directors in fulfilling its oversight function, including with respect to: (i) the quality and integrity of our financial statements; (ii) compliance with our Standards, and legal and regulatory requirements, including with respect to disclosure of financial information; (iii) the qualifications, performance and independence of our external auditor; (iv) the performance of our senior finance employees and internal audit function; (v) internal controls and certifications; (vi) monitoring the appropriateness and effectiveness of the Company’s risk management systems and policies, including evaluating on a regular basis the effectiveness and prudence of senior management in managing the Company’s operations and the risks to which it is exposed; and (vii) overseeing the Company’s compliance programs, policies and procedures, and investigating compliance matters.

The Audit and Risk Committee Charter provides that no member of the Audit and Risk Committee may hold 10% or more of the Company’s outstanding common shares or serve simultaneously on the audit committee of more than two other public companies unless the Board of Directors determines that such simultaneous service would not impair his or her ability to serve effectively on the Audit and Risk Committee.

Talent and Compensation Committee

The Talent and Compensation Committee will be comprised of                  independent directors:                 ,                  and                . The responsibilities, powers and operation of the Talent and Compensation Committee are set out in the written charter of the Talent and Compensation Committee. In accordance with the Talent and Compensation Committee Charter, each member of the Talent and Compensation Committee is an independent director as defined and required by applicable regulatory and stock exchange rules.

As described in the Talent and Compensation Committee Charter, the key responsibilities of the Talent and Compensation Committee will include: (i) reviewing and approving corporate goals and objectives in connection

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with the compensation of our Chief Executive Officer, evaluating the Chief Executive Officer’s performance in light of those goals and objectives, and (either as a committee or together with the other independent directors who satisfy the independence, “non-employee” and “outside director” requirements under the Talent and Compensation Committee Charter) determining and approving the compensation of the Chief Executive Officer based on such evaluation; (ii) reviewing and approving each element of total compensation for all officers (as such term is defined in Rule 16a-1(f) under the Exchange Act); (iii) reviewing and approving arrangements with executive officers relating to their employment relationships with us; (iv) reviewing talent management and succession planning materials for key roles; (v) providing strategic supervision of our benefit plans, programs and policies; and (vi) reviewing and recommending to the Board of Directors for approval the Compensation Discussion & Analysis to be included in the Company’s annual management proxy circular and proxy statement and/or annual report on Form 10-K, and preparing the Talent and Compensation Committee Report.

Compensation

The Talent and Compensation Committee has the authority to retain and compensate any consultants and advisors it considers necessary to fulfill its mandate. It shall, annually or on an as-needed basis, specify the work to be performed by, and agree on the associated fees to be paid to the compensation consultants. It shall also review annually the work performed and fees paid. In addition, the Talent and Compensation Committee Charter provides that the Talent and Compensation Committee shall report to the Board of Directors, on an annual basis, the nature of any additional work or non-Board of Directors based services conducted by any such compensation consultant and associated fees paid, if approved by the Chairperson of the Talent and Compensation Committee.

Periodically, and at least annually, the Talent and Compensation Committee will select and retain independent consultants to conduct comprehensive reviews and assessments of our policies, procedures and internal controls for setting compensation of the Chief Executive Officer and other members of senior management. The consultant prepares and submits relevant information and analyses to the Talent and Compensation Committee. The independent consultants’ services included the following: (i) periodically reviewing our executive compensation programs, including base salary, short-term incentives, equity-based incentives, total cash compensation levels and total direct compensation of certain senior positions, against those of a peer group; (ii) advising the Talent and Compensation Committee with regard to the compensation packages of the Chief Executive Officer and other members of senior management; (iii) reviewing the proxy circular and proxy statement and specifically the Compensation Discussion and Analysis; and (iv) preparing materials for and attending select Talent and Compensation Committee Meetings.

The Talent and Compensation Committee will consider the advice and analysis of the independent compensation consultants, together with other factors the Talent and Compensation Committee considers appropriate (including feedback from shareholders and corporate governance groups, market data, knowledge of the comparator group and personal knowledge and experience of the Talent and Compensation Committee members), in reaching its decisions and making compensation determinations for the Chief Executive Officer and executive officers.

Succession Planning

The Board of Directors shall regularly undertake a thorough review of succession planning for the members of the Company’s Executive Committee, including our Chief Executive Officer, over the course of the year, led by the efforts of the Talent and Compensation Committee. The Talent and Compensation Committee shall continuously review the Executive Committee and key positions within the Company to ensure the continuity and comprehensiveness of succession planning company wide. Among other factors, the Talent and Compensation Committee shall consider the level of representation of women and other minorities in executive officer and managerial positions when making appointments and during succession planning by taking into account the overall number of women and other minorities currently serving in such roles at the Company and by actively considering women and other minority candidates for such positions when they become available;

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however, the Company does not have a specific target number or date by which to achieve a specific level of representation of women or other minorities in executive officer and managerial positions, as it considers a multitude of factors in determining the best person for any position.

The Board of Directors shall regularly receive exposure to executives, managers and other personnel in the organization by having the executives and managers participate in Board of Directors meetings and present on the Company’s business and strategy. The Board of Directors’ participation in these events provides significant exposure to the Company’s leadership team and strategic focus, which greatly enhances the Board of Directors’ ability to conduct succession planning, as well as to gain insight as it oversees organization risk and strategy.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will be comprised of                  independent directors:                 ,                  and                 . The responsibilities, powers and operation of the Nominating and Corporate Governance Committee are set out in the committee’s written charter. As required by the Nominating and Corporate Governance Committee Charter, each member of the Nominating and Corporate Governance Committee is an independent director as defined and required by applicable regulatory and stock exchange rules.

As described in the Nominating and Corporate Governance Committee Charter, the key responsibilities of the Nominating and Corporate Governance Committee will include: (i) identifying individuals qualified to become directors and recommending to the Board of Directors new nominees for election by shareholders or for appointment by the Board of Directors, and engaging the services of third party search firms to assist in identifying such individuals; (ii) providing recommendations to the Board of Directors regarding the competencies and skills the Board of Directors should possess, and the qualifications of its directors; (iii) recommending for Board of Directors approval, if appropriate, revisions to our corporate governance practices and procedures; (iv) developing new charters for any new committees established by the Board of Directors, if not otherwise mandated by the Board of Directors; (v) monitoring relationships and communication between management and the Board of Directors and monitoring emerging best practices in corporate governance; (vi) reviewing the composition and mandate of the Board of Directors and each committee of the Board of Directors annually and, if appropriate, recommending to the Board of Directors any changes it considers desirable with respect thereto; and (vii) overseeing our orientation process for new directors and our continuing education program for all directors.

The Nominating and Corporate Governance Committee shall annually develop and recommend processes for assessing the performance and effectiveness of the Board of Directors and the committees of the Board of Directors and shall report the results of such assessments to the Board of Directors on an annual basis. Pursuant to these processes established by the Nominating and Corporate Governance Committee and adopted by the Board of Directors, the Board of Directors and each committee shall conduct annual self-assessments of their performance and effectiveness. The self-assessments include a review of the compliance of the Board of Directors and each committee with their respective charters, the adequacy of information provided, the skills and experience of the members, and other matters. The results of the individual directors’ surveys shall be compiled by the Chairperson of the Nominating and Corporate Governance Committee and presented to the Lead Independent director and Chairman of the Board of Directors for discussion. Following these discussions, the Chairperson of the Nominating and Corporate Governance Committee shall provide a report to the full Board of Directors identifying the opportunities for improvement identified in the self-assessment process. The Nominating and Corporate Governance Committee shall also make recommendations to the Board of Directors regarding director compensation, and may retain advisors to assist with evaluating and making these recommendations. For additional information regarding the compensation of our non-employee directors, and the role of the Nominating and Corporate Governance Committee in reviewing and recommending changes to non-employee director compensation, please see “Executive Compensation—Director Compensation.”

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How We Make Pay Decisions and Assess Our Programs

During 2020, Bausch + Lomb was not an independent public company, and did not have a compensation committee or any other committee serving a similar function. Decisions regarding the compensation of those who currently serve as our executive officers were made by BHC, as described in the section of this prospectus entitled “Executive Compensation—Compensation Discussion and Analysis.”

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

Prior to this offering, Bausch + Lomb is currently a wholly owned subsidiary of BHC and not an independent public company. Decisions regarding the past compensation of Bausch + Lomb’s named executive officers were made by the Talent and Compensation Committee of the BHC Board of Directors (referred to in this section as the “BHC Compensation Committee”) if the executive previously served as an executive officer of BHC, or otherwise by BHC management. After the Separation, Bausch + Lomb’s executive compensation programs, policies and practices for its executive officers will be subject to the review and approval of the Talent and Compensation Committee of the Board of Directors.

For purposes of this Compensation Discussion and Analysis and the following executive compensation tables, the individuals referred to as the “named executive officers” or “NEOs” are Bausch + Lomb’s Chief Executive Officer and Chief Financial Officer.

The individuals designated as Bausch + Lomb’s named executive officers are listed below.

•	Joseph C. Papa, Chief Executive Officer

•	Sam Eldessouky, Chief Financial Officer

Three additional NEOs will be named, on the basis of their compensation from BHC, following the identification of Bausch + Lomb’s executive officers.

The following sections of this “—Compensation Discussion and Analysis” describe BHC’s executive compensation philosophy, executive compensation program elements and certain BHC executive compensation plans, policies and practices, as well as certain aspects of Bausch + Lomb’s anticipated compensation structure following the Separation.

Compensation Philosophy

As a wholly-owned subsidiary of BHC, we have shared the compensation objectives of BHC, which include attracting, retaining and motivating senior executives, including our NEOs, who are committed to the ongoing transformation of the Company and to improving people’s lives through BHC’s products. BHC’s compensation programs link executive compensation to long-term business performance, while providing compensation opportunities that are competitive as compared to BHC’s peers and align the interests of BHC’s executives with those of BHC’s shareholders. BHC’s programs also balance appropriate risk taking and incorporate shareholder feedback.

In allocating between short-term and long-term compensation, the BHC Compensation Committee seeks to establish a balance between rewarding past performance and recognizing potential future contributions. In that respect, the BHC Compensation Committee designs BHC’s annual incentive program to reward executives who achieve pre-determined financial metrics and strategic priorities, and it grants equity awards under BHC’s long-term incentive program to provide an opportunity for additional compensation based on delivering on long-term performance and shareholder value creation.

The compensation opportunity provided to our NEOs under BHC’s compensation programs is primarily performance-based.

Our NEOs, as well as our employees generally, have participated in BHC’s compensation and benefits plans and programs. These plans and programs are intended to align our compensation programs with our business objectives, promote good corporate governance and seek to achieve our compensation objectives.

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Compensation Process

Prior to the completion of this offering, we were a wholly-owned subsidiary of BHC and BHC’s CEO (other than with respect to himself) and the BHC Compensation Committee were primarily responsible for determining our compensation strategy and philosophy.

In connection with this offering, it is anticipated that Bausch + Lomb will establish our own compensation strategy and philosophy, including approving initial compensation for our executive officers and senior executives that will take effect following this offering. Following the completion of this offering, our Talent and Compensation Committee will assume responsibility for determining our compensation philosophy, structuring our compensation and benefits programs and determining appropriate payments and awards to our executive officers, including our NEOs. We intend to engage a compensation consultant to provide advice on executive compensation matters.

Components of Executive Compensation

The components of executive compensation for our NEOs, as described in more detail below, include (i) base salary; (ii) incentive pay (including annual cash incentive and long-term equity incentives); (iii) retirement and welfare benefits; and (iv) executive benefits and perquisites.

Despite the challenges created by the global pandemic, BHC’s compensation philosophy was designed with a long-term orientation and the executive compensation components described below remained in place. Overall, BHC also maintained their existing plan designs that were approved by BHC’s Compensation Committee prior to the pandemic. BHC’s Compensation Committee considered the impact of the pandemic on these programs and determined that broad changes were not necessary and would not be in the best interest of BHC and shareholders. As a result of these discussions, BHC’s Compensation Committee approved one interim change for 2020 only to the annual incentive program payout calculation, as described in more detail below. No changes were made to outstanding awards under BHC’s long-term incentive program or to other benefits during 2020 as a result of the pandemic.

Base Salary

BHC sets executive base salaries at competitive levels necessary to attract and retain top performing senior executives, including our NEOs. Base salaries provide an amount of fixed compensation to each senior executive for the performance of their core duties.

Base salaries are periodically reviewed as part of BHC’s performance review process, as well as upon a promotion or other change in job responsibilities. To the extent base salaries are adjusted, the amount of any such adjustment would reflect a review of competitive market data, consideration of relative levels of pay internally, individual performance of the executive, and any other circumstances that BHC’s Compensation Committee determines are relevant.

Our NEOs’ base salaries received from BHC for fiscal 2020 are as follows:

NEO	2020 Salary
Joseph C. Papa	$1,600,000
Sam Eldessouky	$500,000

Annual Incentive Program

BHC’s 2020 annual incentive program (the “2020 AIP”) provides an opportunity for BHC’s senior executives, including our NEOs, to earn an annual incentive, paid in cash, based on the achievement of certain

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financial targets and strategic priorities. Despite the pandemic, BHC’s Compensation Committee determined that the current plan design should be continued during 2020, with financial metrics measured on a quarterly basis versus on an annual basis, due to the effects of the pandemic and the resulting uncertainty as to BHC’s ability to achieve their original, full-year plan. Recognizing the significant challenges brought on by the pandemic, including doctor’s offices being closed, surgeries on hold, and consumer hesitance to return to ‘normal’ habits, BHC’s Compensation Committee determined this approach would be in the best interest of BHC and shareholders by incentivizing quarterly performance under the existing plan design.

While BHC’s Compensation Committee moved to a quarterly approach for 2020 to allow for the instability and unpredictability of the COVID-19 rebound, they capped the payouts each NEO could receive based on financial performance at 90%. The BHC Compensation Committee further capped the overall total payout each NEO could receive for 2020 at 90%, unless the original, full year EBITDA and Revenue plan was achieved, creating a balanced approach that motivated our NEOs to continue to drive results but also recognized the impact of the pandemic on BHC’s full-year results.

2020 Annual Incentive Program Opportunity

The NEOs annual incentive target, as a percentage of base salary, are as follows:

NEO	Incentive Target
Joseph C. Papa	150%
Sam Eldessouky	50%

2020 Annual Incentive Program Design

For BHC’s senior executives, including our NEOs, the annual incentive program is based on performance against pre-established financial targets and strategic priorities approved by BHC’s Board of Directors. For 2020, the performance of BHC’s entire senior executive team, including all of our NEOs, was measured against BHC’s overall Adjusted EBITDA and Revenue performance for 75% of their total payout. Adjusted EBITDA makes up 60% of this financial portion of their payout, and Revenue makes up 40% of this financial portion of their payout. Consistent with prior years, company-wide strategic priorities comprise the remaining 25% of our NEOs’ payout.

For 2020, the threshold, target, and stretch performance and corresponding payouts were as follows, with award payouts capped at 200% of incentive target if original, full-year EBITDA and Revenue plans were achieved. These payouts were further capped at 90% if original, full-year EBITDA and Revenue plans were not achieved.

	EBITDA/EBITA	Revenue	Payout If Original Full Year Plan Achieved	Payout If Original Full Year Plan Not Achieved
	Performance versus Plan
Below Threshold	<90%	<93%	0%	0%
Threshold	90%	95%	10%	10%
Target	100%	100%	100%	Capped at 90%
Stretch	110%	107%	200%	Capped at 90%
Above Stretch	>110%	>107%	200%	Capped at 90%

BHC’s Compensation Committee determines whether the financial metrics and strategic priorities have been achieved. In addition, it retains the ability to reduce or eliminate payouts for individual executives, including our NEOs, even if financial metrics and strategic priorities are met, as well as to increase payouts based on individual performance. In making these decisions, BHC’s Compensation Committee may consider factors such as the

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performance of the individual executive against his or her individual objectives in support of strategic priorities or additional financial metrics applicable to the business or functional area for which the NEO is responsible.

2020 Financial Objectives

In the beginning of 2020, the BHC Board of Directors approved BHC’s budget for the full year, including Adjusted EBITDA and Revenue targets. These same financial metrics were reviewed and approved by BHC’s Compensation Committee to determine achievement under the annual incentive program. The BHC Board of Directors also reviewed the Adjusted EBITDA and Revenue targets for third and fourth quarters of 2020, which were used by BHC’s Compensation Committee to calculate the 2020 payout on a quarterly basis as described above.

For our NEOs, the financial targets are based on attaining budget (to receive a payout at target) or stretch targets (to receive a payout above target) for Adjusted EBITDA and Adjusted Revenue, as follows:

	Weighting	Threshold	Target	Stretch	Actual	Achieved	Payout(1)
Q1 Financial Metric
Adjusted EBITDA	60%	$662B	$735B	$809B	$804B	109.4%	194%
Revenue(2)	40%	$1.874B	$2.015B	$2.156B	$2.001B	99.3%	90%

							152%
Q2 Financial Metric
Adjusted EBITDA	60%	$781B	$868B	$955B	$619B	71.3%	0%
Revenue(2)	40%	$2.023B	$2.175B	$2.327B	$1.671B	76.8%	0%

							0%
Q3 Financial Metric(1)
Adjusted EBITDA	60%	$707B	$785B	$864B	$946B	120.6%	200%
Revenue(2)	40%	$1.808B	$1.944B	$2.080B	$2.126B	109.4%	200%

							200%
Q4 Financial Metric(1)
Adjusted EBITDA	60%	$745B	$828B	$911B	$900B	108.7%	187%
Revenue(2)	40%	$1.953B	$2.100B	$2.247B	$2.177B	103.7%	152%

							173%
			Payout Before Cap (Quarterly Average)				131%
					Actual Capped Payout		90%

(1)

In determining final payout versus the 2020 financial plan, BHC’s Compensation Committee reviewed external factors outside of management’s control (e.g. foreign exchange or an earlier or later than anticipated loss of exclusivity and approved adjustments).

(2)	Revenue for these purposes is the same as GAAP revenue, except that the exchange rates are those used for the Annual Incentive Plan.

Based on the foregoing results, BHC’s Compensation Committee certified that the total payout based on BHC’s Adjusted EBITDA and Revenue was capped at 90% for all NEOs, for 75% of the total payout.

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2020 Strategic Priorities

In the beginning of 2020, BHC’s Compensation Committee reviewed and approved the following strategic priorities, which make up the remaining 25% of our NEOs’ payout:

Strategic Priority	Weighting	Payout
Continue to cultivate a high-performance, results-oriented culture by recruiting, engaging, developing, rewarding and retaining talent	25%	125%
Drive operational excellence across the enterprise	25%	125%
Increase size, breadth, and value of product pipeline	25%	100%
Further develop “paths to win” across the enterprise	25%	100%

	Total	113%

Some of the specific goals for 2020 under each initiative were updated during 2020 to reflect the impact of COVID-19 on the ability to complete certain projects. However, BHC’s overall strategic priorities remained the same. Achievement for each initiative was reviewed by BHC’s Compensation Committee, and credit was determined based on results against each initiative, including the following:

•

BHC continued to cultivate a high-performance, results-oriented culture by: (i) ensuring the health and safety of BHC’s employees with all sites remaining operational with no material disruption to our supply chain or significant safety impact to our employees or products; (ii) developing new tools and selling techniques for commercial teams to maintain business continuity; (iii) designing and launching a robust employee development framework that includes career development, capability building and leadership development; and (iv) continuing to progress BHC’s diversity and inclusion efforts. Specifically, BHC has provided all employees with educational tools and resources and have introduced training aimed at helping employees become more aware of unconscious biases. BHC has also focused on continuing to expand BHC’s Employee Resource Groups (“ERGs”), providing opportunities for professional growth, development and informal networking.

•

BHC drove operational excellence across the Company by: (i) reducing finished goods/raw material inventory, taking into consideration challenges faced as a result of COVID-19 and delivering on continuous improvement programs, all of which well exceeded targets set, and (ii) enhancing BHC’s operational excellence program through BHC’s right-first-time program, as BHC further embeds BHC’s total quality culture.

•

BHC increased the size, breadth, and value of BHC’s product pipeline by: (i) exceeding planned filings and approvals, (ii) meeting expectations on phase III, early stage, and late stage projects, and (iii) acquiring new assets.

•

BHC further developed “paths to win” by: (i) ensuring product launches remained on schedule, despite the challenges created by COVID-19 and (ii) quickly responding to the need to change the way our sales teams were making calls, implementing virtual selling approaches and creative ways to distribute samples, service machines and respond to customer requirements.

BHC’s strong results and achievements for the Company-wide strategic priorities resulted in a payout of 113%, for 25% of the total payout.

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2020 Annual Incentive Program Payouts

Based on this performance against pre-established financial targets (90% payout, comprising 75% of the total payout) and strategic priorities (113% payout, comprising 25% of the total payout) as approved by BHC’s Board of Directors, the following total payouts, which were capped at 90%, were approved for our NEOs:

NEO	Incentive Target (%)	Incentive Target ($)	Bonus Payout	Bonus Payout as % of Target(1)
Joseph C. Papa	150%	$2,400,000	$2,160,000	90%
Sam Eldessouky	50%	$250,000	$225,000	90%

(1)	Bonus Payout as % of Target is shown at the nearest whole percent.

If BHC had not moved to a quarterly approach for 2020, our NEOs would have received an estimated payout above threshold but below 90%, with the calculation virtually solely impacted by the effects of the pandemic on our results. As described in this CD&A as well as in BHC’s Form 10-K that was filed on February 24, 2021, lower volumes driven by social restrictions and other precautionary measures taken in response to the COVID-19 pandemic were a primary driver of the reduction in BHC’s financial results for 2020. Prior to the pandemic, BHC had delivered results that demonstrated the consistency and durability of BHC as illustrated in BHC’s first quarter results. In 2019 BHC had reported their first full year of reported revenue growth since 2015. These strong results continued in Q1 2020 and, absent the pandemic, BHC expected would have carried through in subsequent quarters.

BHC’s Compensation Committee did not make any further adjustments to the payouts as calculated above based on performance against these pre-established financial targets and strategic priorities approved by BHC’s Board of Directors.

Long-Term Incentive Program

BHC’s Long-Term Incentive program includes a balanced portfolio of Performance Share Units (“PSUs”), Restricted Share Units (“RSUs”), and Stock Options.

2020 Grants to NEOs

For 2020, all of our NEOs received 2020 LTIP awards, which were granted for our CEO 60% in PSUs, 20% in RSUs and 20% in Stock Options and for our CFO 40% in PSUs, 30% in RSUs, and 30% in Stock Options, with the following approximate grant date fair market values.

NEO	Approved Value
Joseph C. Papa	$11,250,000
Sam Eldessouky	$625,000

2020 Performance Share Units

PSUs provide senior executives with the right to receive common shares of BHC at a future date, assuming performance against pre-determined metrics are achieved, specifically BHC’s Return on Tangible Capital (“ROTC”) and relative TSR (as defined below). For 2020, ROTC and TSR each comprised 50% of the total PSU award, with the number of PSUs that may be achieved capped at 200%. 2020 PSUs vest in February 2023, subject to continued employment and achievement of minimum performance criteria.

Return On Tangible Capital Metrics

ROTC performance is measured each year over three years; for 2020, one-third of the PSUs achieved was based on 2020 performance, one-third will be based on 2021 performance, and one-third will be based on 2022

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performance. Starting in 2019, BHC’s Compensation Committee updated the ROTC calculation by weighting the two components that comprise ROTC—Net Operating Profit After Taxes (“NOPAT”) (75%) and Net Operating Assets (25%)—with a higher weighting on the profitability component of this calculation. The following ROTC goals were set at the beginning of 2020 and apply to the grants made to our NEOs in 2020. Goals for 2021 were set at the beginning of 2021 and will be disclosed in BHC’s 2022 proxy statement. Goals for 2022 will be set at the beginning of 2022.

Financial Metric	Weighting	Threshold	Target	Stretch	Actual	Achieved	Payout
NOPAT	75%	$2,674B	$2,972B	$3,269B	$2,918B	98.2%	86.5%
Net Operating Assets	25%	$1,542B	$1,402B	$1,262B	$1,564B	89.6%	0%

							65%

BHC’s Compensation Committee has determined that, based on BHC’s combined NOPAT and Net Operating Asset results, 65% of the ROTC PSUs were achieved for 2020. Despite the pandemic, BHC’s Compensation Committee did not make any changes to how this payout would be calculated. The number of PSUs ultimately delivered in 2022 for this portion of the 2020 award is dependent on ROTC performance for 2020, 2021, and 2022.

Total Shareholder Return Metrics

For 2020, relative TSR comprised 50% of the total PSU award granted to all NEOs. The relative TSR performance period is three years, from January 1, 2020 through December 31, 2022, and is measured as compared to the NYSE ARCA PHARMACEUTICAL INDEX peers. The following targets were set at the beginning of 2020 and apply to grants made in 2020:

	Percentile	Payout
Below Threshold	<30%	0%
Threshold	30%	50%
Target	50%	100%
Stretch	80%	200%
Above Stretch	>80%	200%

TSR is calculated as the stock price appreciation for the 20 days preceding the beginning of the performance period as compared to the 20 days preceding the end of the performance period, plus dividends and distributions made or declared (assuming such dividends or distributions are reinvested in the common shares of BHC) during the performance period. Further, if BHC’s absolute TSR is negative over the three-year period, any payout will in no event exceed 100%.

2020 Restricted Share Units

RSUs provide senior executives with the right to receive common shares of BHC at a future date. The value ultimately received is based on the growth of BHC’s common share price over time. RSUs vest one-third per year, assuming continued employment.

2020 Stock Options

Stock Options provide senior executives the opportunity to purchase BHC’s common shares at a price equal to the market price at the time of the grant. The value ultimately received is based on the growth of BHC’s common share price over time. Stock Options vest one-third per year, and remain exercisable for a ten-year term, subject to continued employment.

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2018 Performance Share Unit Vesting

On March 7, 2021, the PSUs granted in 2018 to Mr. Papa and Mr. Eldessouky vested based on their continued employment through the vesting date. For 2018, the PSU award was based on BHC’s achievement of the ROTC and TSR performance metrics, with the number of PSUs that could be achieved capped at 200%.

ROTC was measured over three years, from 2018 through 2020. 2018 ROTC was achieved at 200% and 2019 ROTC was achieved at 117%, and as disclosed above, 2020 ROTC was achieved at 65%. The average of these three years resulted in a final ROTC payout of 127% for the 2018 ROTC PSUs.

TSR was measured on both an absolute and relative basis on the measurement date (March 5, 2021) using the average closing price for the 20 trading days preceding. The following absolute stock price targets were set at the beginning of 2018 based on BHC’s common share price at that time ($17.60) and applied to these grants.

Stock Price in 2021	PSUs Achieved
Less than $21.86	0%
$21.86	50%
$26.76	100%
$43.30	200%
Greater than $43.30	200%

Based on the average closing price of BHC’s common shares for the 20-trading day measurement period of $30.85, this resulted in a final payout of 124%. Since BHC’s TSR over the measurement period was above the 50th percentile ranking of the TSR for NYSE ARCA PHARMACEUTICAL INDEX, the 100% cap was not applied.

These 2018 PSUs were delivered in March 2021, as shown in “—Outstanding Equity Awards at Fiscal Year End Table.”

Matching Share Program

Starting in August 2018, our NEOs became eligible to participate in the Bausch Health Companies Matching Share Program. Under this program, shares purchased on the open market by recipients are matched with one Matching Restricted Stock Unit (“MRSU”) issued under the 2014 Plan (as defined below). Generally, MRSUs granted for a period of three years may not exceed the value of 50% of the sum of the NEO’s annual base salary and target annual cash bonus, less any shares sold within the past six months (excluding any shares sold to cover a tax obligation resulting from a vesting event).

Subject to the provisions of the 2014 Plan and applicable award agreements, MRSUs vest pro-rata over a three-year period, provided that the recipient is employed through the applicable vesting dates. Vesting ceases upon termination of employment (except in limited circumstances), and any MRSUs that do not become vested prior to the recipient’s termination of employment or that do not become vested according to the provisions of the terms of the award are forfeited.

Neither of our NEOs purchased shares under the Matching Share Program in 2020.

Bausch + Lomb Separation Bonus Opportunity

BHC’s Compensation Committee approved Mr. Eldessouky’s eligibility for a performance-based separation bonus, which requires the achievement of pre-determined milestones related to the separation transaction. Payment will be made in cash, with 50% conditioned upon the successful operational separation of the two companies and the remaining 50% conditioned upon the successful close of the separation transaction. Payment is subject to continued employment, except in limited circumstances. Additional details are shown below in “—Grant of Plan Based Awards.”

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Retirement and Welfare Benefits

The retirement and welfare benefit programs are a necessary element of the total compensation package to ensure a competitive position in attracting and maintaining a committed workforce. Participation in these programs is not tied to performance.

BHC’s specific contribution levels to these programs are adjusted annually to maintain a competitive position while considering costs.

•

Retirement Savings Plan—All employees in the United States, including our NEOs, are eligible to participate in a tax-qualified retirement savings plan under Section 401(k) of the Code. Eligible employees are able to contribute to BHC’s Retirement Savings Plan, on a before-tax basis, up to 75% of their eligible compensation, subject to the limit prescribed by the Code. In 2020, BHC matched 100% of the first 3% of pay and 50% on the next 3% of pay that is contributed to the Retirement Savings Plan. All employee contributions to the Retirement Savings Plan are fully vested upon contribution; matching contributions vest ratably over three years.

•

Welfare Plans—Our executives, including our NEOs, are also eligible to participate in BHC’s broad-based welfare benefits plans (including medical, dental, vision, life insurance and disability plans) upon the same terms and conditions as other employees.

Executive Benefits and Perquisites

BHC provided our NEOs with limited perquisites and other personal benefits that BHC’s Compensation Committee believed were reasonable and consistent with BHC’s overall compensation program to better attract and retain superior employees for key positions, including an executive physical program.

Attributed costs of the personal benefits described above for our NEOs for the fiscal year ended December 31, 2020 are included in the column entitled “All Other Compensation” of “—Summary Compensation Table.”

Employment Agreements

Mr. Papa’s Employment Agreement

In April 2016, BHC entered into an employment agreement with Mr. Papa. The initial term of Mr. Papa’s agreement commenced on May 2, 2016 and continues until the fifth anniversary of the commencement date. Beginning at the expiration of the initial term, the term will automatically renew for successive one-year periods unless either party gives notice of non-renewal.

Cash Compensation. Pursuant to his agreement, Mr. Papa receives a base salary and a target annual incentive opportunity equal to 150% of his base salary, with a maximum annual incentive opportunity equal to 200% of his annual target incentive.

Equity Compensation. In connection with entering into his employment agreement, Mr. Papa received (i) 373,367 RSUs and (ii) an option to acquire common shares with a grant-date fair value equal to $10,000,000 at an exercise price equal to the fair market value of our common shares on the date of grant. Additionally, pursuant to his employment agreement, Mr. Papa was required to purchase $5,000,000 worth of common shares by no later than the first anniversary of his commencement date. Mr. Papa satisfied this obligation.

As provided for under the RSU award agreement, 50% (186,684) of these RSUs vested on May 2, 2018, the second anniversary of his commencement date, based on pre-determined individual goals relating to (i) succession planning; (ii) government relations; (iii) employee relations; (iv) customer relations; and (v) shareholder relations being achieved. The remaining 50% vested on the fourth anniversary of his commencement date.

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The options vested 25% on each of the first four anniversaries following the commencement date.

Termination of Employment. The consequences of Mr. Papa’s termination of employment, whether or not in connection with a “change in control,” are described in “—Potential Payments Upon Termination or Change in Control.”

Holding Requirements. Pursuant to his employment agreement, Mr. Papa is restricted from selling, assigning, transferring or otherwise disposing of BHC common shares acquired pursuant to option awards granted to him in accordance with the employment agreement until the first anniversary of the exercise date or vesting date and, in the case of 50% of Mr. Papa’s options, the second anniversary of the exercise date or vesting date. Notwithstanding the foregoing, all sales restrictions will lapse upon a qualifying “change of control,” Mr. Papa’s death, disability and involuntary termination of employment without “cause” or for “good reason,” or, in the case of the purchased shares, Mr. Papa’s voluntary termination of employment.

Restrictive Covenants. Mr. Papa is subject to customary restrictive covenants, including non-competition and non-solicitation covenants during his employment and for two years following termination of employment for any reason.

Mr. Eldessouky’s Employment Agreement

In May 2021, BHC entered into an employment agreement with Mr. Eldessouky. The initial three-year term of Mr. Eldessouky’s agreement commences on June 1, 2021. The term will automatically renew for successive one-year periods unless either party gives notice of non-renewal.

Pursuant to his agreement, Mr. Eldessouky receives a base salary of $700,000 and target annual incentive equal to 80% of his base salary, with a maximum annual incentive opportunity equal to 200% of his annual target incentive. In connection with his promotion to Chief Financial Officer, Mr. Eldessouky will receive an equity grant with an aggregate value of $2,000,000, 50% in the form of RSUs and 50% in the form of stock options.

Termination of Employment. The consequences of Mr. Eldessouky’s termination of employment in 2020 are described in “—Potential Payments Upon Termination or Change in Control.”

Restrictive Covenants. Mr. Eldessouky is subject to customary restrictive covenants, including non-competition and non-solicitation covenants during his employment and for one year following termination of employment for any reason.

Other Compensation Governance Practices

Following this offering, Bausch + Lomb intends to implement share ownership guidelines and anti-pledging and anti-hedging policies for our senior executives.

Risk Assessment of Compensation Programs

Bausch + Lomb does not believe that our compensation arrangements, including financial performance measures used to determine short-term and long-term incentive payout amounts, provide its executives with an incentive to engage in business activities or other behavior that would expose us or our stockholders to excessive risk that are reasonably likely to have a material adverse effect.

Tax and Accounting Implications

Tax Considerations of Executive Compensation

Section 162(m) of the Code generally limits the tax deductibility of annual compensation paid by public companies for certain executive officers to $1 million. Although our Talent and Compensation Committee is

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mindful of the benefits of tax deductibility when determining executive compensation, we may approve compensation that will not be fully-deductible in order to ensure competitive levels of total compensation for our executive officers.

Accounting for Stock-Based Compensation

BHC has in the past, and following this offering, will continue to account for stock-based payments, including grants under each of BHC’s equity compensation plans in accordance with the requirements of FASB ASC Topic 718.

Compensation and Benefit Plans Following the Completion of this Offering

Bausch + Lomb intends to adopt a Long-Term Incentive Plan (the “Plan”) in connection with the Separation to enable Bausch + Lomb to implement a compensation program that correlates compensation opportunities with shareowner value, focuses management on long-term sustainable performance and provides Bausch + Lomb with a competitive advantage in attracting, retaining and motivating officers, employees and directors. The Bausch + Lomb equity-based compensation awards issued in connection with the adjustment of outstanding BHC equity-based compensation awards upon the Separation will be issued pursuant to the Plan and will reduce the shares authorized for issuance under the Plan.

2020 Summary Compensation Table

The following table sets forth the annual and long-term compensation awarded to or paid by BHC to our NEOs for services rendered to BHC in all capacities during the year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Joseph C. Papa(5)	2020	1,526,539	—	8,127,907	2,251,352	2,160,000	53,563	14,119,361
Chief Executive Officer	2019	1,500,000	—	10,286,634	1,999,998	3,240,000	115,014	17,141,646
	2018	1,500,000	—	7,344,927	1,999,715	3,802,500	93,908	14,741,050

Sam Eldessouky	2020	500,000	—	392,709	187,631	225,000	12,825	1,318,165
Chief Financial Officer

(1)

This column represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for all stock awards granted in 2020, which includes PSUs and RSUs of BHC. The grant date fair value shown here differs from the approved value shown in the CD&A because of the accounting methodology required in this table. The grant date fair value of PSU awards was calculated based on the probable outcome of the performance conditions related to these awards in accordance with FASB ASC Topic 718 (excluding the effects of estimated forfeitures). For the 2020 amounts, the amount in the table includes the following values: (i) PSUs ($6,147,289) and RSUs ($1,980,618) for Mr. Papa and (ii) PSUs ($227,666) and RSUs ($165,043) for Mr. Eldessouky.

The number of PSUs that are ultimately distributed will be determined based on (i) TSR, and (ii) ROTC, which will be measured over three years, from 2020 through 2022. Of the total PSU award, TSR comprised 50% and ROTC comprised 50% for all NEOs. The grant date fair value assuming a 200% payout, which is the maximum outcome of the performance conditions, would be $12,294,578 for Mr. Papa and $455,332 for Mr. Eldessouky.

(2)	For the 2020 amounts, this column represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, using Black-Scholes, excluding the effect of estimated forfeitures.
(3)	This column represents the NEO’s 2020 AIP payouts as further described under “—Components of Executive Compensation—Annual Incentive Program.”

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(4)	For 2020, amounts in this column for each NEO consist of the following:

	Papa		Eldessouky
401(k) Match	$12,825		$12,825
Use of BHC Aircraft	$35,238	(a)	—
Executive Physical(b)	$5,500		—

(a)

Amount includes the value of Mr. Papa’s personal use of BHC aircraft (with BHC’s incremental cost calculated based on all variable costs for the year, including the mileage charge for the flight, the fuel and allocable maintenance charge for the flight, as well as the ground transportation charge, in accordance with BHC’s policy on aircraft use). Beginning with 2020, BHC modified its methodology for calculating this incremental cost by limiting the maintenance charge to the portion allocable to the flight. There was no income tax gross-up related to the personal use of the BHC aircraft and Mr. Papa is solely responsible for the income tax incurred. We did not include the incremental cost of any portion of our monthly aircraft management fee, which BHC would have paid regardless of the personal use, or depreciation on the plane, which does not vary based on use.

(b)	This amount represents the value of the executive physical benefit provided to BHC executives.
(5)	Mr. Papa is Chairman of BHC’s Board of Directors. He does not receive any additional compensation of any kind for his services as a member of the Board of Directors of BHC.

Grants of Plan-Based Awards

The following table provides information on the grants of plan-based awards from BHC to our NEOs during the year ended December 31, 2020.

Name	Grant Date	Committee Action Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units(3) (#)	All Other Option Awards: Number of Securities Underlying Options(4) (#)	Exercise or Base Price of Option Awards(5) ($/Sh)	Grant Date Fair Value(6) ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
Joseph C. Papa
2020 AIP	2/11/2020	2/11/2020	0	2,400,000	4,800,000
2020 TSR PSU	2/26/2020	2/11/2020				60,780	121,560	243,120				3,176,363
2020 ROTC PSU	2/26/2020	2/11/2020				30,390	121,560	243,120				2,970,926
2020 RSU	2/26/2020	2/11/2020							81,040			1,980,618
2020 Options	2/26/2020	2/11/2020								341,114	24.77	2,251,352
Sam Eldessouky
2020 AIP	2/11/2020	2/11/2020	0	250,000	500,000
2020 TSR PSU	2/26/2020	2/11/2020				2,251	4,502	9,004				117,637
2020 ROTC PSU	2/26/2020	2/11/2020				1,126	4,502	9,004				110,029
2020 RSU	2/26/2020	2/11/2020							6,753			165,043
2020 Options	2/26/2020	2/11/2020								28,429	24.77	187,631
2020 Separation Bonus	10/30/2020	10/30/2020	0	500,000	500,000

(1)

2020 AIP represents the threshold, target, and maximum awards set under the program. The actual amount paid for 2020 is included in the Summary Compensation Table under the column titled “Non-Equity Incentive Plan Compensation.” 2020 Separation Bonus represents a performance-based award, which requires the achievement of pre-determined milestones related to the separation transaction for any payment to be made, as described under “—Long-Term Incentive Program—Bausch + Lomb Separation Bonus Opportunity;” no payment was made in 2020.

(2)

Amounts shown are the threshold, target and maximum number of units that can be distributed under the 2020 PSUs awarded, based on the extent to which the financial metrics (ROTC and TSR) are achieved under these awards, as further described in the section titled “—Components of Executive Compensation—Long-Term Incentive Program—2020 Performance Share Units.” Earned PSUs, if any, can range from 0% to 200% of target.

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(3)	This column shows the number of BHC RSUs granted in 2020. The 2020 RSUs vest in three equal installments on the first, second and third anniversaries of the grant date
(4)

This column shows the number of BHC non-qualified Stock Options granted in 2020. The aggregate number of Stock Options granted in 2020 expressed as a percentage of the total issued and outstanding shares of BHC as of December 31, 2020 (otherwise known as the “burn rate”) was .64%.

(5)

The non-qualified Stock Options vest one-third per year on the first, second and third anniversaries of the grant date and have a ten-year term. The exercise price is the closing price of BHC’s common shares on the date prior to the grant date.

(6)

This column shows the grant date fair value of each BHC equity award computed in accordance with FASB ASC Topic 718. The grant date fair value of the TSR PSU awards was calculated based on the probable outcome of the performance conditions related to these awards in accordance with FASB ASC 718. The grant date fair value of the Stock Options was determined using Black-Scholes.

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Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the holdings of Stock Options and stock awards with respect to BHC common stock by our NEOs as of December 31, 2020. This table includes unexercised and unvested option awards and unvested RSUs and PSUs. Each equity grant is shown separately for each NEO. The market value of the stock awards is based on the closing market price of BHC’s common shares on December 31, 2020, which was $20.80.

			Option Awards				Stock Awards
Name	Date of Grant	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Options Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Joseph C. Papa	6/9/2016	682,652	0		23.92	5/2/2026
	3/7/2018	225,372	112,686	(1)	15.32	3/7/2028
	3/7/2018						108,254	(2)	$2,251,683
	3/7/2018									317,089	(3)	$6,595,451
	3/7/2018						37,884	(4)	$787,987
	9/14/2018						10,000	(4)	$208,000
	2/27/2019	78,727	157,456	(1)	23.16	2/27/2029
	2/27/2019						73,875	(5)	$1,536,600	40,591	(6)	$844,293
	2/27/2019									60,887	(7)	$1,266,450
	2/27/2019						54,122	(4)	$1,125,738
	2/28/2019						20,000	(4)	$416,000
	9/13/2019						14,166	(4)	$294,653
	2/26/2020	0	341,114	(1)	24.77	2/26/2030
	2/26/2020						26,338	(8)	$547,830	81,040	(9)	$1,685,632
	2/26/2020									60,780	(7)	$1,264,224
	2/26/2020						81,040	(4)	$1,685,632
Sam Eldessouky	3/1/2017	31,430	0		14.38	3/1/2027
	3/7/2018	21,131	10,566	(1)	15.32	3/7/2028
	3/7/2018						13,530	(2)	$281,424
	3/7/2018									4,404	(3)	$91,603
	3/7/2018						3,552	(4)	$73,882
	2/27/2019	7,383	14,766	(1)	23.16	2/27/2029
	2/27/2019						3,077	(5)	$64,002	1,691	(6)	$35,173
	2/27/2019									2,537	(7)	$52,770
	2/27/2019						5,074	(4)	$105,539
	2/26/2020	0	28,429	(1)	24.77	2/26/2030
	2/26/2020						975	(8)	$20,280	3,001	(9)	$62,421
	2/26/2020									2,251	(7)	$46,821
	2/26/2020						6,753	(4)	$140,462

(1)	Options vest one-third per year on the first, second and third anniversary of the grant date.
(2)

The amount reported is the number of shares earned based on the average of the results of the 2018, 2019 and 2020 annual ROTC performance which was 127% of target. The shares were distributed to the NEOs on March 10, 2021.

(3)

The amount reported is the number of shares earned based on the closing price of BHC’s common shares on the vesting date plus the aggregate value of any dividends paid on BHC’s common shares over the three-year TSR performance period (the “Share Price”). If the Share Price equaled or exceeded $21.86, 50% of target shares delivered; if the Share Price equaled or exceeded $26.76, 100% of target shares delivered; and if the Share Price equaled or exceeded $43.30, 200% of target shares delivered. However, if BHC’s TSR between

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the grant date and vesting date is below the 50th percentile of the TSR for BHC’s peer group, no more than 100% of target shares may be received in respect of BHC’s Share Price. The Share Price using a 20-day trail as of the measurement date, March 5, 2021, was $30.85, and the number of shares delivered was 124% of target. The shares were distributed to them on March 10, 2021.
(4)	RSUs and MRSUs vest one-third per year on the first, second, and third anniversary of the grant date.
(5)

The amount reported reflects the first and second tranches of the award and is shown at achievement of 91% of target. The actual amount earned will be determined in 2022. The award vests based on ROTC, measured over three one-year periods, from 2019 through 2021. The remaining tranche will vest based on metrics set in 2021 and described in Footnote 6 below.

(6)

The amount reported is the target number of shares for the third tranche of an award with three one-year periods. See Footnote 5 above. The award vests based on BHC’s ROTC, measured over year three (2021) of the three one-year periods. One-third of such PSUs delivered will be based on ROTC for 2019 and one-third of such PSUs delivered will be based on ROTC for 2020, which were achieved at 117% and 65%, respectively, as described herein and reflected in footnote 5 above. One-third will be based on ROTC for 2021, as set forth in performance metrics established in 2021. The value shown above reflects target achievement for the 2021 measurement period. The total number of PSUs delivered will be based on the average achievement with respect to each of the three one-year periods.

(7)

The amount reported is the threshold number of shares; the actual amount earned will be determined in 2022 for the 2019 award and 2023 for the 2020 award. The award vests as follows: If at the end of the TSR performance period, BHC’s TSR equals or exceeds the 30th percentile of the Share Unit Peer Group’s TSR, then 50% of the target shares will be delivered; equals or exceeds the 50th percentile of the Share Unit Peer Group’s TSR, then 100% of the target shares will be delivered; equals or exceeds the 80th percentile of the Share Unit Peer Group’s TSR, then 200% of the target shares will be delivered. However, if BHC’s TSR for the TSR performance period is negative, no more than 100% of the target shares will be delivered.

(8)

The amount reported reflects the first tranche of the award for the first year of the three-year measurement periods and is shown at achievement of 65% of target. The actual amount earned will be determined in 2023. The award vests based on ROTC, measured over the three one-year periods, from 2020 through 2022. The remaining tranches will vest based on metrics set in 2021 and 2022, respectively, and are described in Footnote 9 below.

(9)

The amount reported is the target number of shares for the second and third tranches of an award with three one-year periods. See Footnote 8 above. The award vests based on BHC’s ROTC, measured over years two and three (2021 and 2022) of the three one-year periods, from 2020 through 2022. One-third of such PSUs delivered will be based on ROTC for 2020, which were achieved at 65% as described herein and reflected in footnote 8 above, one-third will be based on the performance metrics established in 2021, and one-third will be based on the performance metrics established in 2022. The value shown above reflects target achievement for the 2021 and 2022 measurement periods. The total number of PSUs delivered will be based on the average achievement with respect to each of the three one-year periods.

Option Exercises and Stock Vested

The following table provides information regarding exercises of BHC Stock Options by our NEOs during 2020 and BHC common shares acquired on the vesting of RSUs held by our NEOs during 2020.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Joseph C. Papa	—	—	278,709	5,152,238
Sam Eldessouky	—	—	36,464	952,815

(1)	The amounts reflected in this column represent the market value of the underlying common shares of BHC as of the vesting date.

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Potential Payments Upon Termination or Change in Control

The following is a summary of the arrangements between BHC and our NEOs which provide for the payment to our NEOs in connection with a change in control of BHC and/or a termination of the NEO’s employment from BHC. This table assumes a termination date of December 31, 2020 and a BHC stock price of $20.80, which was the closing price of BHC’s common shares on December 31, 2020, the last business day of the year. No amounts will become payable under the below described arrangements in connection with the closing of this offering or the completion of the Distribution.

	Termination without Cause or for Good Reason ($)	Termination within 12 months of Change in Control ($)	Termination due to Death or Disability ($)	Termination due to Retirement ($)
Joseph C. Papa
Cash(1)	10,160,000	10,160,000	2,160,000	—
RSUs(3)	2,096,012	4,518,010	4,518,010	1,913,725
PSUs(4)	10,434,423	12,154,709	10,434,423	10,434,423
Stock Options(5)	—	617,519	617,519	617,519
Other Benefits(1)	26,684	26,684	—	—

Total Estimated Incremental Value	22,717,119	27,476,922	17,729,952	12,965,667
Sam Eldessouky
Cash(2)	500,000	500,000	—	—
RSUs(3)	149,580	319,883	319,883	—
PSUs(4)	439,174	498,604	439,174	—
Stock Options(5)	—	57,902	57,902	—
Other Benefits	9,210	9,210	—	—

Total Estimated Incremental Value	1,097,964	1,385,599	816,959	—

(1)

If Mr. Papa’s employment is terminated by BHC without cause, or by Mr. Papa for good reason, including within 12 months of BHC’s change in control (or during the six-month period prior to a change in control if such termination was in contemplation of, and directly related to, the change in control), or upon the expiration of his employment term, Mr. Papa will be entitled to receive a cash severance payment equal to the sum of two times the sum of his annual base salary and annual target incentive payable in a lump sum and a prorated annual incentive based on actual performance, as shown above in “Cash” under “Termination without Cause or for Good Reason” and “Termination within 12 months of a Change in Control.” Mr. Papa will also be entitled to receive continued health benefits for 24 months at active employee rates, as shown above in “Other Benefits” under “Termination without Cause or for Good Reason” and “Termination within 12 months of a Change in Control.” For Mr. Papa, “good reason” includes (i) a diminution of duties and responsibilities, including removing Mr. Papa from the position of CEO; (ii) any reduction in base salary or target incentive opportunity; (iii) any relocation of Mr. Papa’s primary place of business that results in an increase of his one-way commute by 50 miles or more; and (iv) a material breach by BHC of a material provision of his employment agreement. If employment is terminated as a result of death or disability, BHC will pay any bonus earned but unpaid in respect to the fiscal year preceding the termination date, as shown above under “Termination due to Death or Disability.”

(2)

If Mr. Eldessouky’s employment is terminated by BHC without cause, Mr. Eldessouky will be entitled to receive a cash severance payment equal to one times his annual base salary, as shown above in “Cash” under “Termination without Cause or for Good Reason.” Mr. Eldessouky will also be entitled to receive continued health benefits for 6 months at active employee rates, as shown above in “Other Benefits” under “Termination without Cause or for Good Reason.”

(3)

Pursuant to the terms of the equity award agreements governing both NEOs’ RSUs, including Mr. Papa’s MRSUs, if their employment is terminated by BHC without cause (or by Mr. Papa for good reason) following the first anniversary of the applicable grant date, unvested RSUs will vest pro-rata, and if their employment is terminated due to death or disability, all unvested RSUs will vest. Therefore, no value is shown above for the 2020 RSUs under “Termination without Cause or for Good Reason.” Under these agreements, if an NEO is terminated without cause (or, by Mr. Papa for good reason) within 12 months of a change in control (or during the six-month period prior to a change in control if such termination was in contemplation of, and directly related to, the change in control), all unvested RSUs will vest. For both of the NEOs’ RSUs, if the NEO voluntarily terminates his or her service with BHC on or after age 55, and age plus years of service total at least 65, all unvested RSUs will vest. This vesting treatment applies beginning after the first anniversary of the grant date. Therefore, no value is shown for the 2020 RSUs separately above for “Termination due to Retirement.”

(4)

Pursuant to the terms of the equity award agreements governing both NEOs’ PSUs, if their employment is terminated by BHC without cause (or by Mr. Papa for good reason), or upon death or disability, they will be entitled to prorated vesting of unvested PSUs at actual performance as shown above under “Termination without Cause or for Good Reason” and “Termination due to Death or Disability.”

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This vesting treatment for the PSUs applies beginning after the first anniversary of the grant date. Therefore, no value is shown above for the 2020 PSUs under “Termination without Cause or for Good Reason” or “Termination due to Death or Disability.” If their employment is terminated by BHC without cause (or by Mr. Papa for good reason), in each case within 12 months of BHC’s change of control (or during the six-month period prior to a change in control if such termination was in contemplation of, and directly related to, the change in control), unvested PSUs will vest pro-rata based on target performance through the termination date (or, if later, the date of the change in control). In the event the PSUs are not assumed or substituted in connection with the change of control, unvested PSUs will vest pro-rata based on target performance on the date of such change of control. For both NEOs’ PSUs, if the NEO voluntarily terminates his or her service with BHC on or after age 55, and age plus years of service total at least 65, any unvested portion of the PSU will vest pro-rata based on actual results. This vesting treatment applies beginning after the first anniversary of the grant date. Therefore, no value is shown separately above for the 2020 PSUs for “Termination due to Retirement.”
(5)

Pursuant to the terms of the equity award agreements governing both NEOs’ stock options, if their employment is terminated by BHC without cause (or by Mr. Papa for good reason), in either case within 12 months of BHC’s change of control (or during the six-month period prior to a change in control if such termination was in contemplation of, and directly related to, the change in control), or in the case of death or disability, unvested options will vest in full. For both NEOs’ stock options, if the NEO voluntarily terminates his or her service with BHC on or after age 55, and age plus years of service total at least 65, all unvested options will vest. This vesting treatment applies beginning after the first anniversary of the grant date. Therefore, no value is shown separately above for the 2020 stock options for “Termination due to Retirement.”

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)

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PRINCIPAL AND SELLING SHAREHOLDER

We will not receive any proceeds from the sale of common shares in this offering. All of the proceeds from this offering will be received by our parent company and existing shareholder, BHC. Prior to the effectiveness of this registration statement of which this prospectus is a part of, we are a wholly owned subsidiary of BHC which owns the common shares being sold in this offering.

The following table sets forth certain information regarding beneficial ownership of our common shares as of                     , 2021, and as adjusted to reflect the sale of common shares in this offering, for:

•	each person known to us to be the beneficial owner of more than 5% of our common shares;

•	each of the directors, director nominees and named executive officers individually; and

•	all of our executive officers and directors as a group.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of                     , 2021. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on                  common shares outstanding prior to this offering, on a pro forma basis giving effect to the Separation. Unless otherwise indicated, the address for each listed shareholder is: Bausch + Lomb Corporation c/o Bausch Health Companies Inc., 2150 St. Elzéar Blvd. West, Laval, Québec, Canada H7L 4A82150. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares.

Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares Beneficially Owned Prior to the Completion of this Offering		Shares Beneficially Owned After the Completion of this Offering(1)
Name of beneficial owner	Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% Shareholders
BHC(2)		100.0%		%
Executive Officers and Directors
Joseph C. Papa	—	0%	—	0%
Sam Eldessouky	—	0%	—	0%
Directors and officers as a group ( individuals)

(1)	Assumes no exercise of the underwriters’ over-allotment option. See “Underwriting.”
(2)	The address of BHC is BHC Corporation, 2150 St. Elzéar Blvd. West, Laval, Québec, Canada H7L 4A82150.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Management—Board of Directors Structure and Compensation of Directors” and “Executive Compensation.”

Relationship with BHC

Historical Relationship with BHC

BHC currently provides certain services to us, and direct, indirect and allocated costs for such services associated with these functions have been allocated to us. The allocations include costs related to corporate services, such as executive management, information technology, legal, finance and accounting, human resources, tax, treasury, research and development, sales and marketing, shared facilities and other services. These costs were allocated on a basis of revenue, headcount or other measures we have determined as reasonable. These allocations reflect expense allocations for certain support functions that are provided on a centralized basis within BHC, such as expenses for business technology, facilities, legal, finance, human resources, business development, public affairs and procurement, as well as certain manufacturing and supply costs incurred by manufacturing sites that are shared with other BHC business units that may be higher or lower than the comparable expenses we would have actually incurred, or will incur in the future, as a standalone company. Following the completion of this offering, we expect BHC to continue to provide many of the services described above on a transitional basis for a fee. These services will be provided under the Transition Services Agreement described below.

BHC as our Controlling Shareholder

Prior to the completion of this offering, through a series of steps, BHC will transfer to us substantially all of the assets and liabilities of the Bausch + Lomb Business. In exchange, we will issue or transfer to BHC all of the issued and outstanding shares of our capital stock and the BHC Purchase Debt. Immediately following the completion of this offering, BHC will beneficially own approximately     % of our outstanding common shares (or     % if the underwriters’ option to purchase additional common shares is exercised in full). BHC expects in all cases to retain at least 80.1% of the Company’s outstanding common shares immediately following the completion of this offering. See “The Separation and the Distribution” and “Risk Factors—Risks Relating to the Separation.”

For as long as BHC continues to control more than 50% of our outstanding common shares, BHC or its successor-in-interest will be able to direct the election of all the members of our Board of Directors. Similarly, subject to applicable laws relating to the protection of minority shareholders in certain situations, BHC will have the power to determine matters submitted to a vote of our shareholders without the consent of our other shareholders, will have the power to prevent a change in control of us and will have the power to take certain other actions that might be favorable to BHC. In addition, the Master Separation Agreement will provide that, as long as BHC beneficially owns at least 50% of the total voting power of our outstanding share capital entitled to vote in the election of our Board of Directors, we will not (without BHC’s prior written consent) take certain actions. In addition, to preserve the tax-free treatment of the Distribution for U.S. federal income tax purposes,

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the Master Separation Agreement will include certain covenants and restrictions to ensure that, until the completion of the Distribution or the determination by BHC that it will not pursue a Distribution, BHC will retain beneficial ownership of at least 80.1% of our combined voting power and 80.1% of each class of nonvoting capital stock, if any is outstanding.

BHC has agreed not to sell or otherwise dispose of any of our common shares for a period of              days from the date of this prospectus without the prior written consent of                 . The lock-up agreement with BHC contains an exception that permits BHC to effect the Distribution beginning              days after the date of this prospectus. See “Underwriting.” However, there can be no assurance concerning the period of time during which BHC will maintain its ownership of our common shares following the completion of this offering.

BHC has informed us that, at some time in the future, but no earlier than the expiration or earlier termination of the exception that permits BHC to effect the Distribution described under the section titled “Underwriting,” it intends to transfer all or a portion of its remaining equity interest in us to its shareholders in a transaction that is generally expected to be tax-free for U.S. federal income tax purposes. BHC may abandon or change the structure of the Distribution subject to the terms and conditions set forth in the Master Separation Agreement.

Agreements between BHC and Our Company

In connection with this offering and the Separation, we and BHC intend to enter into certain agreements that will provide a framework for our ongoing relationship with BHC. Of the agreements summarized below, the material agreements are filed as exhibits to the registration statement of which this prospectus is a part, and the summaries of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entirety by reference to the full text of such agreements. The terms of the agreements described below that will be in effect following the separation are in draft form and are not yet final. Changes to these agreements, some of which may be material, may be made prior to our separation from BHC.

Master Separation Agreement

We intend to enter into the Master Separation Agreement with BHC prior to the completion of this offering that will, together with the other agreements summarized below, govern the relationship between BHC and us following the completion of this offering.

Separation of Assets and Liabilities. The Master Separation Agreement generally allocates assets and liabilities to us and BHC according to the business to which such assets or liabilities relate. In particular, the Master Separation Agreement will provide, among other things, that, subject to the terms and conditions contained therein:

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all of the assets primarily related to the businesses and operations of BHC’s Bausch + Lomb Business, which we refer to as the “Bausch + Lomb Assets,” will be transferred to us or one of our subsidiaries;

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certain liabilities (whether accrued, contingent or otherwise and regardless of whether arising or accruing before, on or after the completion of this offering) related to or arising out of the Bausch + Lomb Assets, and other liabilities related to the businesses and operations of BHC’s Bausch + Lomb Business, which we refer to as the “Bausch + Lomb Liabilities,” will be retained by or transferred to us or one of our subsidiaries;

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all of the assets and liabilities (whether accrued, contingent or otherwise and regardless of whether arising or accruing before, on or after the completion of this offering) other than the Bausch + Lomb Assets and the Bausch + Lomb Liabilities (such assets and liabilities, other than the Bausch + Lomb Assets and the Bausch + Lomb Liabilities, are referred to as the “Parent Assets” and the “Parent Liabilities,” respectively) will be retained by or transferred to BHC or its subsidiaries; and

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•	certain shared contracts will be transferred or assigned, in part, to us or our subsidiaries or will be amended.

Claims. In general, each party to the Master Separation Agreement will assume liability for all pending, threatened and unasserted legal matters exclusively related to its own business or its assumed or retained liabilities. For certain legal matters that are not related exclusively to our business or BHC’s business, we intend to cooperate and consult with each other to maintain a joint defense with respect to such legal matters.

Intercompany Accounts. The Master Separation Agreement will provide that, subject to any provisions in the Master Separation Agreement or any other ancillary agreement described therein to the contrary, immediately prior to or as promptly as practicable after the Separation, all intercompany accounts between BHC and its subsidiaries, on the one hand, and the Company and its subsidiaries, on the other hand, will be repaid or settled.

Internal Transactions. The Master Separation Agreement will provide for certain internal transactions related to our separation from BHC that will occur prior to the completion of this offering.

Delayed Transfers and Further Assurances. To the extent transfers of assets and assumptions of liabilities related to the Bausch + Lomb Business have not been completed because of a necessary governmental or third party approval or notification, the parties will use commercially reasonable efforts to obtain or make such approvals or notifications as soon as reasonably practicable. In the event that any such transfer has not been consummated prior to the closing of this offering, the party retaining any asset that otherwise would have been transferred shall hold such asset in trust for the use and benefit of the party entitled thereto and retain such liability for the account of the party by whom such liability is to be assumed, in each case to the extent reasonably possible and permitted by applicable law, and take such actions reasonably requested by the other party in order to place such party, in a substantially similar position as would have existed had such asset or liability been transferred prior to the closing of this offering.

Representations and Warranties. In general, neither we nor BHC will make any representations or warranties regarding any assets or liabilities transferred or assumed. Except as expressly set forth in the Master Separation Agreement, all assets will be transferred on an “as is,” “where is” basis, and the respective transferees will bear the economic and legal risks that conveyed assets are not sufficient to operate the applicable business or that the title to any of the conveyed assets shall be other than good and marketable title, free and clear of any lien.

The Initial Public Offering and Cooperation with the Exchange. The Master Separation Agreement will govern our and BHC’s respective rights and obligations regarding this offering. Pursuant to the Master Separation Agreement, we and BHC will each use commercially reasonable efforts to take all actions necessary to consummate this offering. Subject to the terms and conditions of the Master Separation Agreement, BHC may determine the terms of, and whether to proceed with, this offering or other distribution of our shares by BHC.

Conditions. We currently expect that the Master Separation Agreement will also provide that the following conditions, among others, must be satisfied or waived by BHC, in its sole and absolute discretion, before either this offering and the separation transactions can occur or any subsequent distribution by means of plan of arrangement, a spin-off, split-off or other distribution of our shares by BHC can occur:

•	approval has been given by BHC’s Board of Directors;

•	with respect to the Distribution, approval has been given by BHC’s shareholders;

•	the final order of the British Columbia Supreme Court providing for, among other things, the approval of the plan of arrangement shall have been obtained;

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all necessary actions or filings under applicable U.S. federal, U.S. state, Canadian or other securities law and rules and regulations thereunder in connection with this offering and the Distribution, as applicable, shall have been taken or made, and, where applicable, become effective or been accepted by the applicable governmental authority;

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the portion of our common shares to be issued and new common shares of BHC to be distributed to BHC’s shareholders pursuant to the Arrangement Agreement have been accepted for listing on the NYSE and the TSX;

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BHC has received an opinion from an independent appraisal firm confirming the solvency and financial viability of BHC prior to the Distribution and of BHC and our company after completion of the Distribution, and such opinions shall be acceptable to BHC in form and substance in BHC’s sole discretion and shall not have been withdrawn or rescinded;

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no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing completion of the Distribution, the Separation or any of the transactions related thereto shall be in effect, and no other event outside the control of BHC shall have occurred or failed to occur that prevents the completion of the Distribution, the Separation or any transactions related thereto; and

•	all governmental approvals necessary to consummate the Distribution have been received and shall be in full force and effect.

BHC has the right to not complete either the Separation or the closing of this offering, if, at any time, the BHC Board of Directors determines, in its sole and absolute discretion, that such transaction is not in the best interests of BHC or its shareholders or is otherwise not advisable.

Insurance. Our directors and officers will obtain coverage under a directors’ and officers’ insurance program to be established by us at our expense. We expect that such insurance policies will become effective prior to the completion of this offering, but in any event prior to the completion of the Distribution. We will not benefit from any of BHC’s or its affiliates’ insurance policies following the effective date of these new insurance policies.

Mutual Releases. Except for specific liabilities associated with the Master Separation Agreement or the other ancillary agreements described therein or rights to indemnification under such arrangements, we and BHC will release and forever discharge the other party and its respective subsidiaries and affiliates from any and all liabilities, claims or conditions existing or alleged to have existed on or prior to the closing of this offering. The liabilities to be released will include liabilities arising under any contract or agreement, existing or arising from any acts or events occurring or failing to occur or any conditions existing before the completion of this offering. The releases will not extend to obligations or liabilities under any agreements between BHC and the Company that remain in effect following the Separation, which agreements include, but are not limited to, the Master Separation Agreement, the Transition Services Agreement, the Tax Matters Agreement, the Registration Rights Agreement, the Intellectual Property Matters Agreement, and the transfer documents in connection with the Separation.

Indemnification. Generally, the Master Separation Agreement will provide that each party will indemnify, defend and hold harmless the other party and its subsidiaries (and each of their affiliates) and their respective officers, employees and agents from and against any and all losses relating to, arising out of or resulting from: (i) liabilities assumed by the indemnifying party, (ii) any guarantee, indemnifications or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of the indemnifying party by the indemnified party that survives following the Separation, (iii) any breach by the indemnifying party or its subsidiaries of the Master Separation Agreement and the other agreements described in this section (unless such agreement provides for separate indemnification) or (iv) any untrue statement of a material fact, or omission to state a material fact, with respect to information provided by the indemnifying party for use in, and contained in, any document disclosed to the SEC with respect to this offering or otherwise. The Master Separation Agreement will also specify procedures with respect to claims subject to indemnification and related matters.

Covenants. The Master Separation Agreement will also govern other matters related to the completion of this offering and the Distribution, the provision and retention of records, access to information, confidentiality,

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cooperation with respect to governmental filings and third party consents, coordination with respect to financial statements and accounting matters. In addition, the Master Separation Agreement will provide that, as long as BHC beneficially owns at least 50% of the total voting power of our outstanding share capital entitled to vote in the election of our Board of Directors, we will not (without BHC’s prior written consent) take certain actions. In addition, to preserve the tax-free treatment of the Separation and the Distribution, the Master Separation Agreement will include certain covenants and restrictions to ensure that, until the completion of the Distribution, BHC will retain beneficial ownership of at least 80.1% of our combined voting power and 80.1% of each class of nonvoting share capital, if any is outstanding.

Termination. The Master Separation Agreement may be terminated and the Distribution may be amended, modified or abandoned at any time, by mutual consent or subject to the terms and conditions set forth in the Master Separation Agreement at any time prior to the closing of this offering. The Master Separation Agreement will provide that, in the event of a termination of the Master Separation Agreement on or after the completion of this offering, (1) only the provisions of the Master Separation Agreement that obligate the parties to pursue the Distribution will terminate and (2) the other provisions of the Master Separation Agreement and the other transaction agreements that BHC and we enter into will remain in full force and effect.

Arrangement Agreement

In connection with the Separation and the Distribution, we intend to enter into the Arrangement Agreement with, among others, BHC. The following is a summary of the material terms of the Arrangement Agreement. A copy of the Arrangement Agreement has also been filed as an exhibit to the registration statement of which this prospectus forms a part, and on the Company’s profile on SEDAR at www.sedar.com.

The Arrangement Agreement provides for, among other things, the terms of the Plan of Arrangement, the conditions to the completion of the Arrangement, the rights of the parties to amend the Plan of Arrangement, actions to be taken prior to and after the effective date of the Arrangement, certain indemnities and the rights of the parties to terminate the Arrangement Agreement in certain circumstances. The parties to the Arrangement Agreement have also made certain representations and warranties to each other and have agreed to certain other terms and conditions which are standard in a transaction of the nature of the Arrangement.

As contemplated by the Arrangement Agreement, the Arrangement has been approved by BHC as sole shareholder of the Company and we are bound by the terms and conditions of the Arrangement Agreement, including an obligation to implement that Arrangement in accordance with the terms and subject to the conditions contained in the Arrangement Agreement. It is therefore important for you to note that the Arrangement may be amended at any time prior to receipt of approval by the BHC shareholders by BHC in accordance with the terms of the Arrangement Agreement as summarized below. Your purchase of common shares will be deemed to be approval of the implementation of the Arrangement and to the other transactions contemplated by the Arrangement Agreement, as the Arrangement and the Arrangement Agreement may be amended by BHC from time to time in accordance with the terms of the Arrangement Agreement as summarized below. The terms and conditions of the Arrangement Agreement include, among other things:

Conditions. The Arrangement Agreement provides that the following conditions, among others, must be satisfied or waived by BHC, in its sole and absolute discretion, before any subsequent distribution by means of plan of arrangement, a spin-off, split-off or other distribution of our shares by BHC can occur:

•	with respect to the Distribution, BHC has received the U.S. Tax Opinion; and

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with respect to the Distribution, BHC has received the Tax Ruling from the Canada Revenue Agency confirming that, based on the current provisions of the Tax Act and the Tax Proposals, the Distribution and related transactions will be treated for purposes of the Tax Act as resulting in a “butterfly” reorganization with no material Canadian federal income tax payable by BHC and its shareholders, and the Company and its shareholders, and such tax ruling shall not have been withdrawn or rescinded.

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Prior to the date of this prospectus, BHC requested the advance income tax ruling from the Canada Revenue Agency.

Covenants. The Arrangement Agreement will contain covenants intended to ensure that the Distribution will be treated for purposes of the Tax Act as resulting in a “butterfly” reorganization with no material Canadian federal income tax payable by BHC and its shareholders, and the Company and its shareholders. Specifically, BHC and the Company will covenant and agree to:

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cooperate in obtaining the Tax Ruling and the U.S. Tax Opinion and making such amendments to the Arrangement Agreement and the Plan of Arrangement as may be necessary to obtain the Tax Ruling and U.S. Tax Opinion and implement the Arrangement Agreement;

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not engage in any transaction or permit any transaction within its control to occur that would cause Parent to cease to be a “specified corporation” for the purposes of the Tax Act on or prior to the effective date of the Plan of Arrangement except as contemplated in the Arrangement Agreement or in the Tax Ruling;

•	fulfil all representations or undertakings provided by it to the Canada Revenue Agency in connection with the Tax Ruling;

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not take any actions, omit to take any action or enter into any transaction that could cause the Arrangement or any related transaction to be taxed in a manner inconsistent with that provided for in the Tax Ruling without: (i) obtaining a supplementary tax ruling or an opinion of a nationally recognized accounting firm or law firm that such actions, omissions or transactions will not have such effect in respect of the Tax Ruling or the obtaining thereof; and (ii) for a period of three years after the effective date of the Plan of Arrangement, obtaining the consent of each of other party;

•	file tax returns and any related elections pursuant to the Tax Act and to make adjustments to its capital account in accordance with the terms of the Plan of Arrangement; and

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cooperate in the preparation and filing, in the form and within the time limits prescribed in the Tax Act, of all elections under the Tax Act as contemplated in the Tax Ruling, the Plan of Arrangement and the Arrangement Agreement (and any similar elections that may be required under applicable provincial or foreign legislation).

Indemnification. Generally, the Arrangement Agreement will provide that each party will indemnify, defend and hold harmless the other party and its subsidiaries (and each of their affiliates) and their respective officers, employees and agents from and against any and all losses relating to, arising out of or resulting from a breach of the Tax Covenants.

Arrangement Steps. The Plan of Arrangement pursuant to which the Arrangement will be implemented is appended as an exhibit to the Arrangement Agreement. The following is a summary of the steps of the Arrangement as of the date of the Arrangement Agreement and is qualified in its entirety by reference to the full text of the Plan of Arrangement appended to the Arrangement Agreement. The Plan of Arrangement may be amended at any time by BHC in accordance with the terms of the Arrangement Agreement.

If all of the conditions to the implementation of the Arrangement have been satisfied or, where legally permissible, waived, the Arrangement will become effective at the Effective Time (as defined in the Plan of Arrangement).

Transition Services Agreement

In connection with the completion of this offering, we intend to enter into the Transition Services Agreement with BHC to provide each other, on a transitional basis, certain administrative, human resources, treasury and support services and other assistance, for a limited time to help ensure an orderly transition following the Separation. The Transition Services Agreement will specify the calculation of our costs for these services. The cost of these services will be negotiated between us and BHC.

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Services under the Transition Services Agreement will begin on the date of the closing of this offering and will cover a period generally not expected to exceed                  months following the Separation.

Tax Matters Agreement

We intend to enter into a tax matters agreement with BHC immediately prior to the completion of this offering that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. In general, under the agreement:

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BHC will be responsible for any U.S. federal, state, local or non-U.S. income and non-income taxes (and any related interest, penalties or audit adjustments and including those taxes attributable to our business) reportable on a consolidated, combined or unitary return that includes BHC or any of its subsidiaries (and us and/or any of our subsidiaries) for any periods or portions thereof ending prior to the Separation.

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We will be responsible for any U.S. federal, state, local or non-U.S. income and non-income taxes (and any related interest, penalties or audit adjustments) that are reportable on returns that include only us and/or any of our subsidiaries (and do not include any tax items related to Parent Assets and Parent Liabilities) for all tax periods, whether before or after the completion of this offering.

•	BHC will be responsible for certain specified non-U.S. taxes directly resulting from certain aspects of the Separation.

We will not generally be entitled to receive payment from BHC in respect of any of our tax attributes or tax benefits or any reduction of taxes of BHC. Neither party’s obligations under the agreement will be limited in amount or subject to any cap. The agreement will also assign responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In addition, the agreement provides for cooperation and information sharing with respect to tax matters.

BHC will be primarily responsible for preparing and filing any tax return with respect to the BHC affiliated, consolidated, combined, unitary or similar group for U.S. federal, state, or local or non-U.S. income or non-income tax purposes that includes BHC or any of its subsidiaries, including those tax returns that also include us and/or any of our subsidiaries. We will generally be responsible for preparing and filing any tax returns that include only us and/or any of our subsidiaries.

The party responsible for preparing and filing a given tax return will generally have exclusive authority to control tax contests related to any such tax return. We will generally have exclusive authority to control tax contests with respect to tax returns that include only us and/or any of our subsidiaries.

Employee Matters Agreement

We intend to enter into the Employee Matters Agreement with BHC immediately prior to the completion of this offering that will govern our relationship with BHC with respect to employment, compensation and benefits matters. It is anticipated that the Employee Matters Agreement will govern, among other things, the allocation of employee-related liabilities, the mechanics for the transfer of Bausch + Lomb employees, the treatment of outstanding equity awards and the treatment of Bausch + Lomb employees’ participation in BHC’s retirement and health and welfare plans.

Registration Rights Agreement

We intend to enter into the Registration Rights Agreement with BHC immediately prior to the completion of this offering pursuant to which we will agree that, upon the request of BHC and its affiliates, we will use our

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reasonable best efforts to effect the registration under applicable U.S. federal and state securities laws of any of our common shares retained by BHC and its affiliates following the completion of this offering, and to file any required Canadian prospectuses relating to the such registration. This Registration Rights Agreement includes customary demand and piggyback registration rights and provides for customary indemnification obligations between us and BHC.

Intellectual Property Matters Agreement

We intend to enter into the Intellectual Property Matters Agreement pursuant to which we will grant to BHC a non-exclusive, worldwide, royalty free license to use the “BHC” name and marks, and certain other marks (which we refer to as the “Licensed Trademarks”) for a transitional period beginning on the date of the Separation and extending for a transitional period after the date of the Distribution to allow for the renaming and rebranding of BHC. The Intellectual Property Matters Agreement will include certain customary quality control provisions which will impose obligations and restrictions on BHC’s use of the Licensed Trademarks.

The Intellectual Property Matters Agreement will also include certain provisions whereby we will make arrangements to provide BHC certain rights to continue to control certain domain names containing the word “BHC” during the term of the applicable trademark license and for a certain transitional period thereafter for the purpose of directing internet traffic to web sites related to the other BHC businesses thereafter.

The Intellectual Property Matters Agreement will also include an intellectual property cross-license which will provide BHC and Bausch + Lomb with reciprocal, non-exclusive cross-licenses under certain intellectual property rights transferred to us and certain intellectual property rights retained by BHC in order to provide each of BHC and Bausch + Lomb freedom to operate their respective businesses.

Real Estate Matters Agreement

In connection with the Separation, we will enter into the Real Estate Matters Agreement, pursuant to which certain leased and owned property will be transferred to or shared between us and BHC. The Real Estate Matters Agreement describes the manner in which the specified leased and owned properties are transferred or shared, including the following types of transactions: (i) conveyances to each party of specified properties that the other party owns; (ii) leases to each party of portions of specified properties that the other party owns; (iii) assignments of each party’s leases for specified leased properties to the other party; and (iv) subleases to each party of portions of specified properties leased by the other party.

Related Party Transactions

Following the completion of this offering, we will have a general policy that all material transactions with a related party, as well as all material transactions in which there is an actual, or in some cases, perceived, conflict of interest, will be subject to prior review and approval by our Audit Committee and its independent members, which will determined whether such transactions or proposals are fair and reasonable to us and our shareholders. In general, potential related party transactions will be identified by our management and discussed with our Audit Committee at its meetings. Detailed proposals including, where applicable, financial and legal analyses, alternatives and management recommendations, will be provided to our Audit Committee with respect to each issue under consideration, and decisions will be made by our Audit Committee with respect to the foregoing related party transactions after opportunity for discussion and review of materials. When applicable, our Audit Committee will request further information and, from time to time, will request guidance or confirmation from internal or external counsel or auditors.

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DESCRIPTION OF MATERIAL INDEBTEDNESS

In connection with the Separation, Bausch + Lomb intends to incur approximately $                million of indebtedness, under Bausch + Lomb’s new senior secured term loan facility and $                 million under Bausch + Lomb’s revolving credit facility.

The Company undertakes to update the disclosure in this section in a subsequent amendment of this prospectus once the terms of such indebtedness are reasonably known.

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DESCRIPTION OF CAPITAL STOCK

The following summary describes the common shares of Bausch + Lomb, which are the only securities of the Company to be registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

The following summary describes the material terms of our common shares and is not complete. This summary is qualified in its entirety by reference to applicable the Canada Business Corporations Act, applicable British Columbia law and our Articles. For a complete description of our common shares, we refer you to our Articles, which we will file as an exhibit to this registration statement of which this prospectus is a part.

General

Upon completion of this offering, our authorized capital will consist of an unlimited number of common shares and preferred shares, issuable in series. Prior to this offering, there were                  common shares outstanding, all of which were held of record by one shareholder and no preferred shares outstanding. Upon the completion of this offering, there will be                common shares outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options and no preferred shares outstanding. All outstanding common shares are fully paid and non-assessable.

Common Shares

Voting Rights

The holders of the common shares are entitled to receive notice of and attend (in person or by proxy) and be heard at all general meetings of the shareholders of the Company (other than separate meetings of the holders of shares of any other class of shares or any series of shares of such other class of shares, if any). The holders of the common shares are entitled to vote at all such general meetings, with each holder of the common shares being entitled to one vote per common share held at all such meetings.

Dividend Rights

Subject to any preference as to the payment of dividends provided to any shares ranking in priority to common shares (if any then outstanding), the holders of common shares shall be entitled to participate equally with each other as to dividends, as and when declared by the Company’s Board of Directors, out of moneys properly applicable to the payment of dividends, in amounts per share and at the same time on all such common shares at the time outstanding as the Company’s Board of Directors may from time to time determine.

Liquidation, Dissolution and Winding-Up Rights

In the event of the liquidation, dissolution or winding-up or other distribution of assets among the Company’s shareholders for the purpose of winding up the Company’s affairs, all of the property and assets of the Company which remain after payment to the holders of any shares ranking in priority to the common shares in respect of payment upon liquidation, dissolution or winding-up (if any then outstanding) of all amounts attributed and properly payable to such holders of any such other shares in the event of such liquidation, dissolution, winding-up or distribution, shall be paid or distributed equally, share for share, to the holders of the common shares without preference or distinction.

Other Rights

The holders of common shares do not have any preemptive, subscription or redemption rights.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is                 . The transfer agent’s address is                 .

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Listing

We intend to apply to list our common shares on the NYSE and the TSX under the symbol “                .” Our common shares will trade in U.S. dollars on the NYSE and in Canadian dollars on the TSX. The listings are subject to the approval of the NYSE and the TSX in accordance with their respective original listing requirements. The NYSE and the TSX have not conditionally approved our listing applications and there is no assurance that the NYSE and the TSX will approve our listing applications.

Preferred Shares

We may from time to time issue preferred shares in one or more series. Prior to issuing shares in a series, the Board is required to fix the number of shares in the series and determine the designation, rights, privileges, restrictions and conditions attaching to that series of preferred shares.

Subject to the CBCA, holders of our preferred shares or a series thereof are not entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Bausch + Lomb except that votes may be granted to a series of preferred shares when dividends have not been paid on any one or more series as determined by the applicable series provisions. Each series of preferred shares ranks on parity with every other series of preferred shares with respect to dividends and the distribution of assets and return of capital in the event of the liquidation, dissolution or winding up of Bausch + Lomb. The preferred shares are entitled to a preference over the common shares and any other shares ranking junior to the preferred shares with respect to payment of dividends and the distribution of assets and return of capital in the event of the liquidation, dissolution or winding up of Bausch + Lomb.

Restrictions on Share Ownership by Non-Canadians; Antitrust Regulation

There are no limitations under the laws of Canada or in our organizational documents on the right of foreigners to hold or vote securities of our Company, except that the Investment Canada Act (Canada) (the “Investment Canada Act”) may require review and approval by the Minister of Innovation, Science and Industry (Canada) (the “Minister”) of an acquisition of “control” of our Company by a “non-Canadian.”

Investment Canada Act

Under the Investment Canada Act, an acquisition of control of a Canadian business by a non-Canadian is either reviewable (a “Reviewable Transaction”), in which case it is subject to both a reporting obligation and an approval process, or notifiable, in which case it is subject to only a reporting obligation. In the case of a Reviewable Transaction, the non-Canadian acquirer must submit an application for review with the prescribed information. The Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada, taking into account the assessment factors specified in the Investment Canada Act and any written undertakings that may have been given by the non-Canadian acquirer.

The Investment Canada Act also provides that any investment by a non-Canadian in a Canadian business, even where control has not been acquired, can be reviewed on grounds of whether it may be injurious to national security. Where an investment is determined to be injurious to national security, Cabinet can prohibit closing or, if closed, can order the investor to divest control. Short of a prohibition or divestment order, Cabinet can impose terms or conditions on the investment or can require the investor to provide binding undertakings to remove the national security concern.

Competition Act

Part IX of the Competition Act (Canada) (the “Competition Act”) requires that a pre-merger notification filing be submitted to the Commissioner of Competition (the “Commissioner”) in respect of certain classes of

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merger transactions that exceed certain prescribed thresholds. If a proposed transaction exceeds such thresholds, subject to certain exceptions, the notification filing must be submitted to the Commissioner and the statutory waiting period must expire or be terminated early or waived by the Commissioner before the transaction can be completed.

All mergers, regardless of whether they are subject to Part IX of the Competition Act, are subject to the substantive mergers provisions under Section 92 of the Competition Act. In particular, the Commissioner may challenge a transaction before the Competition Tribunal where the transaction prevents or lessens, or is likely to prevent or lessen, competition substantially in a market. The Commissioner may not make an application to the Competition Tribunal under Section 92 of the Competition Act more than one year after the merger has been substantially completed.

Certain Other Considerations

For a description of certain other considerations with respect to ownership of our common shares following this offering and following the completion of the Distribution, including with respect to amendments to our articles and by-laws, our Board of Directors, voting thresholds for certain matters and shareholder meetings and proposals, among others, see “ Material Differences Between the Canada Business Corporations Act, the British Columbia Business Corporations Act and the Delaware General Corporation Law.”

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common shares, and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our common shares prevailing from time to time. Sales of substantial amounts of common shares (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our common shares and our ability to raise additional capital through a future sale of securities.

Upon completion of this offering, we will have                 common shares issued and outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options. All of the                common shares offered by BHC pursuant to this prospectus will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Upon completion of this offering, approximately                % of our outstanding common shares will be held by BHC (or                % if the underwriters exercise their over-allotment option in full). These shares will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act, including in compliance with applicable Canadian securities laws. Subject to the lock-up agreements described below and the provisions of Rule 144, additional shares will be available for sale as set forth below. Upon completion of this offering, investors holding an aggregate of                common shares will have, subject to certain conditions, registration rights.

Lock-Up Agreements

In connection with this offering, we, our directors, our executive officers, and BHC have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common shares or securities convertible into or exercisable or exchangeable for our common shares, file or cause to be filed a registration statement covering common shares or any securities that are convertible into, exercisable or exchangeable for any of our common shares, or publicly disclose the intention to do any of the foregoing, during the period from the date of this prospectus continuing through the date                  days after the date of this prospectus, except with the prior written consent of each of                  and                 . The lockup agreement with BHC contains an exception that permits BHC to effect the Distribution beginning                 days after the date of this prospectus. For additional information, including regarding certain exceptions to which this agreement is subject, see “Underwriting.”

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any of our common shares that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common shares by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year. Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned common shares for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of common shares then-outstanding, which will equal approximately shares immediately after this offering; and

•

the average weekly trading volume in our common shares during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

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Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Registration Rights Agreement and The Distribution

Upon completion of this offering, BHC, will hold                 common shares, and will be entitled to various rights with respect to the registration of these shares under the Securities Act. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. BHC has indicated that after this offering it may terminate its ownership of our common shares through the Distribution. If pursued, the Distribution would be subject to various conditions, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions, and, in the case of a tax-free transaction, an opinion of counsel confirming the tax-free treatment of the transaction to BHC and its shareholders and, if effected by way of a plan of arrangement under applicable corporate law, approval by the BHC’s shareholders. The conditions to any transaction involved in the Distribution may not be satisfied, or BHC may decide for any reason not to consummate the Distribution. See “Risk Factors—Risks Relating to the Separation—The Distribution may not occur.” We are unable to predict whether significant numbers of shares will be sold in the open market or otherwise in anticipation of or following any exchange, distribution or sales of our shares by BHC.

Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act covering all of our common shares reserved for future issuance under our stock plans. We expect to file this registration statement as soon as practicable after this offering. Upon effectiveness, the shares of common shares covered by that registration statement will be eligible for sale in the public market, subject to the lock-up agreements described herein.

Canadian Resale Restrictions

Any sale of any of our common shares which constitutes a “control distribution” under Canadian securities laws (generally a sale by a person or a group of persons holding more than 20% of our outstanding voting securities) will be subject to restrictions under Canadian securities laws in addition to those restrictions noted above, unless the sale is qualified under a prospectus filed with Canadian securities regulatory authorities, is made pursuant to a prospectus exemption, or if prior notice of the sale is filed with the Canadian securities regulatory authorities at least seven days before any sale and there has been compliance with certain other requirements and restrictions regarding the manner of sale, payment of commissions, reporting and availability of current public information about us and compliance with applicable Canadian securities laws.

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MATERIAL DIFFERENCES BETWEEN THE CANADA BUSINESS CORPORATIONS ACT, THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT AND THE DELAWARE GENERAL CORPORATION LAW

We are governed by the CBCA, which in some cases has a different effect on shareholders than the corporate laws of Delaware. If the Arrangement is implemented as currently anticipated, following completion of the Distribution we will cease to be governed by the CBCA and we will be governed by the British Columbia Business Corporations Act (“BCBCA”). This process is governed by applicable corporate law and is referred to as a “continuance.”

The following is a summary of the material differences between the CBCA, BCBCA and the DGCL, taking into account certain specific provisions in our articles and our bylaws that will be in effect upon the closing of this offering and upon our continuance under the BCBCA. This summary is qualified in its entirety by reference to the DGCL, the BCBCA, the CBCA and our governing corporate documents, including our proposed articles following the Continuance (the “Continuance Articles”). A copy of the Continuance Articles are attached as an exhibit to the Arrangement Agreement.

Authorized Share Capital

As permitted by the CBCA and our articles, our authorized share capital consists of an unlimited number of (i) common shares; and (ii) preferred shares. Shares under the CBCA are without par value and our articles set out the rights, qualifications, limitations and restrictions applicable to each current class of our shares.	As permitted by the BCBCA and our Continuance Articles, following the Continuance our authorized share capital will consist of an unlimited number of (i) common shares without par value, with special rights and restrictions attached; and (ii) preferred shares without par value, issuable in series, with special rights and restrictions attached.	Under the DGCL, a corporation’s certificate of incorporation must specify the number of shares of each class of stock and their par value, or include a statement that such shares are without par value. The certificate of incorporation must also set forth the designations, powers, preferences, rights, qualifications, limitations and restrictions of each class of shares, if any.

Amending of Governing Instrument

Amendment of Articles of Incorporation. Under the CBCA, either a director or a shareholder entitled to vote at an annual or special meeting of shareholders may make a proposal to amend the articles. A proposed amendment to the articles requires approval by special resolution of the shareholders. A special resolution is a resolution passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution or signed by all shareholders entitled to vote on that resolution.

Under the CBCA, the holders of outstanding shares of a class or series are entitled to vote separately on an

	As permitted by the BCBCA, under our Continuance Articles, any amendment to the notice of articles or articles generally requires approval by a special resolution of the shareholders. A special resolution is a resolution passed by a special majority of the votes cast by shareholders. Under the Continuance Articles, a special majority is two-thirds of the votes cast on the relevant resolution. If the articles do not specify a threshold, a special majority is two-thirds of the votes cast on the relevant resolution. In the event that an amendment to the articles would prejudice or interfere with a right or special right attached to	Amendment of Certificate of Incorporation. Generally, under the DGCL, the affirmative vote of the holders of a majority of the outstanding stock entitled to vote is required to approve a proposed amendment to the certificate of incorporation, following the adoption of the amendment by the board of directors of the corporation, provided that the certificate of incorporation may provide for a greater vote. Under the DGCL, holders of outstanding shares of a class or series are entitled to vote separately on an amendment to the certificate of incorporation if the amendment would have certain consequences,

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amendment to the articles of incorporation if the articles would have certain consequences, including increasing or decreasing the number of shares of such class, or changes that affect the rights and preferences of such class or series.

Amendment of By-Laws. Under the CBCA, a shareholder entitled to vote at an annual or special meeting of shareholders may make a proposal to make, amend or repeal a by-law. Unless the articles, by-laws or a unanimous shareholder agreement otherwise provide, the directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of the corporation. The directors shall then submit such by-law, or amendment or repeal of such by-law, to the shareholders at the next meeting of shareholders, and the shareholders may, confirm, reject or amend the by-law, amendment or repeal by ordinary resolution.

issued shares of a class or series of shares, such amendment must be approved separately by the holders of the class or series of shares being affected by a special resolution.

including changes that adversely affect the rights and preferences of such class or series.

Amendment of By-laws. Under the DGCL, after a corporation has received any payment for any of its stock, the power to adopt, amend or repeal by-laws shall be vested in the stockholders entitled to vote; provided, however, that any corporation may, in its certificate of incorporation, provide that by-laws may be adopted, amended or repealed by the board of directors. The fact that such power has been conferred upon the board of directors shall not divest the stockholders of the power nor limit their power to adopt, amend or repeal the by-laws.

Dividends

Under the CBCA and our articles, dividends may be declared at the sole discretion of the board of directors, subject to any prior rights of the registered holders of any outstanding shares that rank senior to the common shares and provided that we may not declare or pay a dividend if there are reasonable grounds for believing that: (a) we are, or would after the payment be, unable to pay our liabilities as they become due; or (b) the realizable value of our assets would thereby be less than the aggregate of our liabilities and stated capital.	Under the BCBCA and our Continuance Articles, dividends may be declared at the sole discretion of the board of directors. Any dividends declared shall be subject to the rights, if any, of shareholders holding shares with special rights as to dividends. Dividends may not be declared if there are reasonable grounds for believing that the Company is insolvent or the payment of such dividends would render the Company insolvent.	The DGCL generally provides that, subject to certain restrictions, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either out of the corporation’s surplus or, if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Further, the holders of preferred or special stock of any class or series may be entitled to receive dividends at such rates, on such conditions and at such times as stated in the certificate of incorporation.

Number and Election of Directors

Under the CBCA, the shareholders of a corporation elect directors by ordinary resolution at each annual meeting of shareholders at which	Under the BCBCA, a company must have at least one director and, in the case of a public company, must have at least three	Under the DGCL, the board of directors must consist of at least one person, and the number of directors is generally fixed by, or

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such an election is required. Neither our articles, bylaws nor the CBCA provide for cumulative voting. Following the coming into force of new amendments to the CBCA (expected to occur in 2021), the CBCA will require that in an uncontested election of directors at a shareholder meeting, the directors must be elected on an individual basis by majority vote.	directors. Our Continuance Articles permit our board of directors to set the number of directors. Succeeding directors must be elected and appointed in accordance with the BCBCA and the articles of the company.	in the manner provided in, the by-laws of the corporation, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate. The Board may be divided into three classes of directors, with one-third of each class subject to election by the stockholder each year after such classification becomes effective.

Term of Director Election

Under the CBCA, directors of a distributing corporation such as the Company may only be elected for a term ending not later than the close of the next annual meeting of shareholders. There is no limit to the number of terms a director may serve.	Under the BCBCA and the Continuance Articles, directors of the Company may only be elected for a term ending not later than the close of the next annual meeting of shareholders.	Under the DGCL, directors hold office until a successor is elected and qualified at the next annual meeting, except in the case of classified boards.

Removal of Directors

Under the CBCA, provided that articles of a corporation do not provide for cumulative voting, shareholders of the corporation may, by ordinary resolution passed at a special meeting, remove any director or directors from office.	As permitted under the BCBCA, our Continuance Articles provide that a director may be removed before the expiration of the director’s term by a special resolution of shareholders. Our Continuance Articles also provide that the directors may remove any director before the expiration of such director’s term if the director is convicted of an indictable offence or if the director ceases to be qualified to act as a director.	Under the DGCL any director may be removed, with or without cause, by the affirmative vote of a majority of the shares then entitled to vote at an election of directors, unless the board is classified, cumulative voting is permitted by the certificate of incorporation or the certificate of incorporation provides otherwise.

Vacancies on the Board of Directors

Under the CBCA, if a meeting of shareholders fails to elect the number or the minimum number of directors required by reason of the lack of consent, disqualification, incapacity or death of any candidates, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so	Under the BCBCA, filling vacancies on the board of directors will depend on whether a director was removed or if there is a casual vacancy. If the director was removed, the position can be filled by the shareholders at the shareholder meeting where the director is removed. If there is a casual vacancy, such vacancy can	Under the DGCL, vacancies and newly created directorships resulting from an increase in the authorized number of directors, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

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elected constitutes a quorum, except as otherwise provided in the CBCA.

The CBCA also provides that a vacancy created by the removal of a director may be filled at the meeting of the shareholders at which the director is removed or, if not so filled, may be filled by a quorum of directors.

be filled by the remaining directors.

Qualifications of Directors

Under the CBCA, directors must (i) be 18 years of age or older, (ii) be capable of managing the director’s own affairs, (iii) have no undischarged bankruptcy and (iv) not be convicted of an offence in connection with the promotion, formation or management of a corporation or unincorporated business or of an offence involving fraud.

In addition, the CBCA requires that at least 25% of directors of a CBCA corporation must be resident Canadians and where the number of directors is fewer than four, at least one director must be a resident Canadian.

Under the BCBCA, the general qualifications to serve as a directors are substantially similar to the CBCA. However, directors are not required to be residents of British Columbia or Canada.	Under the DGCL, directors are not required to be residents of Delaware or the United States.

Shareholder Proposals

Under the CBCA, persons who have been the registered holder or beneficial owner of at least 1% of the outstanding shares of the corporation or shares with a fair market value of at least $2,000 for at least six months (or have the support of persons who together have held such number of outstanding shares) may make proposals that must, subject to certain exceptions, be included in the corporation’s proxy circular together with a supporting statement of not more than 500 words.

Such a proposal may include nominations for the election of directors of the corporation where the

Under the BCBCA, a person submitting a proposal must have been the registered or beneficial owner of one or more voting shares for an uninterrupted period of at least two years before the date of the signing of the proposal. In addition, the proposal must be signed by shareholders who, together with the submitter, are registered or beneficial owners of (i) at least 1% of the company’s voting shares, or (ii) shares with a fair market value exceeding an amount prescribed by regulation.

Our Continuance Articles will contain advance notice provisions

Under the DGCL, the bylaws of a corporation may include provisions respecting the nomination of directors or proposals by stockholders, including requirements for advance notice to the corporation.

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proposal is submitted by a person (or group of persons) holding not less than 5% of the shares (or of a class of shares) entitled to vote at the meeting to which the proposal is to be presented.

Our articles contain advance notice provisions respecting the nomination of directors.

respecting the nomination of directors.

Required Vote for Certain Transactions

Under the CBCA, certain extraordinary corporate actions, such as continuances, certain amalgamations, sales, leases or other dispositions of all, or substantially all of, the property of a corporation (other than in the ordinary course of business), liquidations, dissolutions and certain arrangements, are required to be approved by special resolution of shareholders.	Under the BCBCA, certain extraordinary corporate actions, such as continuances, certain amalgamations, sales, leases or other dispositions of all, or substantially all of, the undertaking of a company (other than in the ordinary course of business), liquidations, dissolutions and certain arrangements, are required to be approved by a special resolution of shareholders.	Generally, under the DGCL, certain mergers, consolidation, sale, lease, exchange or other disposition of all, or substantially all, the property and assets of a corporation or dissolution of the corporation requires the approval of a majority of the outstanding voting stock of the corporation entitled to vote thereon.

Quorum of Shareholders

Our bylaws provide that a quorum for general meetings of shareholders requires that holders present and holding or representing by proxy not less than 25% of the total number of issued and outstanding shares of the Company having voting rights at such meeting.	As permitted under the BCBCA, our Continuance Articles will provide for quorum requirements that are substantially similar to those under the CBCA.	Under the DGCL, unless otherwise provided in the certificate of incorporation, with respect to any matter, a quorum for a meeting of stockholders requires the holders of a majority of the shares entitled to vote are represented at the meeting in person or by proxy.

Shareholder Access to Corporate Records

Under the CBCA, shareholders, creditors, and their representatives, after giving the required notice, may examine certain of the records of a corporation during usual business hours and take extracts free of charge.	Under the BCBCA, specified books and records of the company must be available for inspection by any of our shareholders at the registered and records office.	Under the DGCL, a stockholder of record has the right to inspect the books and records of the corporation, provided that such inspection is for a proper purpose which is reasonably related to such stockholder’s interest as a stockholder.

Call and Notice of Stockholder Meetings

Our bylaws provide that any shareholder meeting may be held at	In accordance with the BCBCA, our Continuance Articles provide	Under the DGCL, an annual or special stockholder meeting is

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any location within Canada or the United States as the board of directors may determine in their discretion. Notice of the time and place of a meeting of shareholders must be sent at least 21 days and not more than 60 days before the meeting to each shareholder entitled to vote at the meeting,

Under the CBCA, the directors have the power at any time to call a special meeting of shareholders. The holders of not less than 5% of the issued shares of the corporation that carry the right to vote at a meeting sought to be held can also requisition the directors to call a meeting of shareholders for the purposes stated in the requisition.

that an annual general meeting must be held at least once in each calendar year, and not more than 15 months after the last annual reference date, at such time and place as may be determined by the directors. An annual meeting of shareholders may be held at a location outside British Columbia if the location for the meeting is provided for in the articles or, if the articles do not restrict the company from holding a meeting outside of British Columbia, at a location approved as required by the articles (and if not so specified then as approved by ordinary resolution of the shareholders). Our Continuance Articles permit the directors to approve a location for the annual general meeting that is outside of British Columbia. We must provide notice of the annual general meeting to each shareholder entitled to attend the meeting, to each director and to the auditor of the company at least 21 days but not more than two months before the meeting date.

Under our Continuance Articles, our directors have the power at any time to call a meeting of shareholders. Under the BCBCA, the holders of not less than 5% of the issued shares of a company that carry the right to vote at a general meeting may requisition the directors to call a meeting of shareholders.

held on such date, at such time and at such place as may be designated by the board of directors or any other person authorized to call such meeting under the corporation’s certificate of incorporation or by-laws.

If an annual meeting for election of directors is not held on the date designated or an action by written consent to elect directors in lieu of an annual meeting has not been taken within 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the later of the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the by-laws.

Interested Director Transactions

Under the CBCA, a director who has a conflict of interest in any material contract or material transaction must promptly disclose the nature and extent of the conflict and may not vote on any board resolutions to approve such contract or transaction, subject to certain exceptions under the CBCA. Excluded directors will,	Under the BCBCA and Continuance Articles, a director who holds a disclosable interest in a contract or transaction may not vote on any directors’ resolution to approve such contract or transaction unless all directors have a disclosable interest, in which case any or all of the	Under the DGCL, a transaction in which a director of the corporation has a conflict of interest is not void or voidable solely because of the director’s conflict, solely because the director is present at or participates in the meeting of the board of directors or committee which authorizes the

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however, count for purposes of quorum. A director is liable to account to the corporation for any profit that accrues to the director under or as a result of the interested contract or transaction.	directors may vote. Excluded directors will, however, count for the purposes of quorum. A director or senior officer is liable to account to the company for any profit that accrues to the director or senior officer under or as a result of the interested contract or transaction.	transaction or solely because any such director’s vote is counted for such purpose, if (a) the material facts of the conflict of interest are known to or disclosed to the board of directors or the committee and the board of directors or committee in good faith authorizes the transaction by a majority of the votes of the disinterested directors, (b) the material facts of the conflict of interest are known or disclosed to the stockholders of the corporation and the transaction is approved in good faith by the stockholders, or (c) the board of directors can demonstrate that the transaction is fair as to the corporation as of the time it is approved by the board of directors, committee or stockholders.

Directors’ and Officers’ Liability and Indemnification

Under the CBCA, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation’s request as a director or officer or an individual acting in a similar capacity of another entity (an “indemnifiable person”), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of that association with the corporation or other entity, if: (1) the individual acted honestly and in good faith with a view to the best interests of such corporation (or the other entity, as the case may be) and (2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.	Our Continuance Articles provide that we must indemnify all eligible parties (which includes our current and former directors and officers), and such person’s heirs and legal personal representatives, as set out in the BCBCA, against all eligible penalties to which such person is or may be liable, and we must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director is deemed to have contracted with us on the terms of indemnity contained in our Continuance Articles. In addition, we may indemnify any other person in accordance with the BCBCA.	Under the DGCL, a corporation has the power to indemnify any person who was, is or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, or any person who was, is or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, in each case by reason of the fact that the person is or was a director, office, employee or agent of the corporation, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation,

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An indemnifiable person may require the corporation to indemnify the individual in respect of all costs, charges and expenses reasonably incurred by the individual in
connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation (or other entity, as the case may be) if the individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and the individual fulfills the conditions set out in (1) and (2) above. A corporation may, with the approval of a court, also indemnify an indemnifiable person against all costs, charges and expenses in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favor, to which such person is made a party by reason of being or having been a director or an officer of the corporation or other entity, if he or she fulfills the conditions set forth in (1) and (2), above.		and subject to certain other limitations.

Derivative Actions

Under the CBCA, a ‘‘complainant’’, which includes a current or former shareholder (including a beneficial shareholder), director or officer of a corporation or its affiliates (or former director or officer of the corporation or its affiliates) and any other person who, in the discretion of the court, is an appropriate person, may make an application to court to bring an action in the name and on behalf of a corporation or any of its subsidiaries, or intervene in an action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate (a derivative action).	Under the BCBCA, a shareholder, defined for derivative actions to include a former shareholder, a beneficial shareholder and any other person whom a court considers to be an appropriate person to make an application under the BCBCA, or a director of a company may, with leave of the court, bring a legal proceeding in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself, or to obtain damages for any breach of such an obligation. An applicant may also, with leave of the court, defend a legal	Under the DGCL, a stockholder may bring a derivative action on behalf of a corporation to enforce the corporation’s rights if he or she was a stockholder at the time of the transaction which is the subject of the action. Additionally, under Delaware case law, a stockholder must have owned stock in the corporation continuously until and throughout the litigation to maintain a derivative action. Delaware law also requires that, before commencing a derivative action, a stockholder must make a demand on the directors of the corporation to assert the claim, unless such

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	proceeding brought against a company.	demand would be futile. A stockholder also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action have been met.

Oppression Remedy

The CBCA provides an oppression remedy that enables a court to make any order, whether interim or final, to rectify matters that are oppressive or unfairly prejudicial to any shareholder, which includes a beneficial shareholder or any other person who, in the court’s discretion, is a proper person to make such an application. The oppression remedy provides the court with very broad and flexible powers to intervene in corporate affairs to protect shareholders and other applicants.	The BCBCA provides an oppression remedy that enables a court to make any order, whether interim or final, to rectify matters that are oppressive or unfairly prejudicial to any shareholder, which includes a beneficial shareholder or any other person who, in the court’s discretion, is a proper person to make such an application. The oppression remedy provides the court with very broad and flexible powers to intervene in corporate affairs to protect shareholders and other applicants.	The DGCL does not expressly provide for a similar remedy.

Other Effects of the Continuance

If we continue under the BCBCA as currently anticipated, the BCBCA provides that when a “foreign corporation” (which would include the Company prior to its continuance) continues under such legislation:

(a)	the property, rights and interests of the foreign corporation continue to be the property, rights and interests of the company;

(b)	the company continues to be liable for the obligations of the foreign corporation;

(c)	an existing cause of action claim or liability to prosecution is unaffected;

(d)	a legal proceeding being prosecuted or pending by or against the foreign corporation may be prosecuted or its prosecution may be continued, as the case may be, by or against the company; and

(e)	a conviction against, or a ruling, order or judgment in favor of or against, the foreign corporation may be enforced by or against the company.

Our continuance will not affect our status as a listed company on the NYSE or the TSX.

As of the effective date of the Continuance, our then-current articles and by-laws under the CBCA, will be replaced with a notice of articles and articles under the BCBCA. The jurisdiction of incorporation of Bausch + Lomb will be the Province of British Columbia and Bausch + Lomb will no longer be subject to the provisions of the CBCA.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a description of the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of common shares. It does not set forth all tax considerations that may be relevant to a particular person’s decision to acquire common shares. This section is general in nature and does not address tax consequences arising under any U.S. federal tax laws other than U.S. federal income tax laws (such as estate and gift tax laws) or the laws of any state, local or non-U.S. taxing jurisdiction.

This section applies only to a U.S. Holder that holds common shares as capital assets for U.S. federal income tax purposes. In addition, it does not set forth all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the common shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•

pass-through entities (e.g., S corporations, partnerships or entities classified as partnerships for U.S. federal income tax purposes) or investors who hold common shares through pass-through entities;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA;”

•	persons required for U.S. federal income tax purposes to conform the timing of income accruals with respect to the common shares to their financial statements under Section 451(b) of the Code;

•	persons that own or are deemed to own 10% or more of our shares (by vote or value); or

•	persons holding common shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax treatment of a partner will depend on the status of the partner and the activities of the partnership. Partnerships considering an investment in common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the common shares.

This section is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between Canada and the United States (the “Treaty”) all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

As used herein, the term “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares, and is eligible for the benefits of the Treaty, and is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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Confidential Treatment Requested by Bausch + Lomb Corporation

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U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of common shares in their particular circumstances.

Taxation of Distributions

Subject to the passive foreign investment company rules described below, any distributions (which include any amounts withheld in respect of the distributions) paid on common shares, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. Any distributions in excess of current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the common shares and then as capital gain. Because we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should assume that any distribution by us with respect to the common shares will constitute ordinary dividend income.

Subject to the passive foreign investment company rules described below and certain holding-period requirements, for so long as our common shares are listed on the NYSE or another established securities market in the United States or we are eligible for benefits under the Treaty, any dividends paid to non-corporate U.S. Holders generally will be eligible for taxation as “qualified dividend income,” which is taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. Any such dividends will not be eligible for the dividends-received deduction available to U.S. corporations under the Code. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. For U.S. foreign tax credit purposes, any dividend generally will be treated as foreign-source dividend income and will generally constitute passive category income. U.S. Holders should consult their tax advisers regarding the availability of the U.S. foreign tax credit under their particular circumstances.

Sale or Other Disposition of Common Shares

Subject to the passive foreign investment company rules described below, any gain or loss realized on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common shares for more than one year. The amount of any such gain or loss will equal the difference, if any, between the U.S. Holder’s adjusted tax basis in such common shares and the amount realized on the disposition. Any long term capital gain recognized by a non-corporate U.S. Holder may be eligible for reduced rate of taxation. The deductibility of capital losses is subject to limitations. Any gain recognized by a U.S. Holder on the sale or other disposition of common shares generally will be treated as U.S. source gain for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Rules

Under the Code, we will be a passive foreign investment company (a “PFIC”) for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income includes, among other things, interest, dividends, rents, certain non-active royalties and capital gains.

Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, we do not expect to be a PFIC in the foreseeable future.

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Confidential Treatment Requested by Bausch + Lomb Corporation

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If we were a PFIC for any taxable year during which a U.S. Holder holds common shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its common shares.

If we were a PFIC for any taxable year during which a U.S. Holder held common shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate imposed on ordinary income in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its common shares exceeds 125% of the average of the annual distributions on the common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available to a U.S. Holder which would result in different tax consequences from those described above.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to non-corporate U.S. Holders would not apply.

If a U.S. Holder owns common shares during any year in which we are a PFIC, the U.S. Holder generally must file annual reports, containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, with the U.S. Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form.

U.S. Holders should consult their tax advisers concerning the application of the PFIC rules in their particular circumstances in the event that we are or become a PFIC.

Information Reporting and Backup Withholding

Payments of dividends and proceeds from sales or other dispositions of common shares that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Reporting With Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in our common shares by filing a Form 8398 with their U.S. federal income tax return, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain U.S. financial institutions). Failure to file a Form 8398 where required can result in significant monetary penalties and the extension of the relevant statute of limitations with respect to all or a part of the relevant U.S. tax return. U.S. Holders should consult their tax advisers regarding this reporting requirement.

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Confidential Treatment Requested by Bausch + Lomb Corporation

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CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires as beneficial owner common shares pursuant to this Offering and who, for purposes of the Tax Act and at all relevant times: (a) acquires and holds the common shares as capital property; (b) deals at arm’s length with the Company, BHC and the Underwriters; and (c) is not affiliated with the Company, BHC or any Underwriter (a “Holder”). A common share will generally be capital property to a Holder provided the Holder does not acquire or hold such common share in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is based on the facts set out in this prospectus, the current provisions of the Tax Act, the Income Tax Regulations (Canada) (the “Regulations”) and the current administrative practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) (“Tax Proposals”) before the date of this prospectus and assumes that all Tax Proposals will be enacted in the form proposed. However, no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account provincial, territorial, or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is not applicable to a Holder: (a) that is a “financial institution” for purposes of the mark-to- market rules in the Tax Act; (b) an interest in which would be, or whose common shares are, a “tax shelter investment,” as defined in the Tax Act; (c) that is a “specified financial institution,” as defined in the Tax Act; (d) that has made a functional currency reporting election under the Tax Act to report its “Canadian tax results” as defined in the Tax Act in a currency other than Canadian currency; (e) that has entered into or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement,” as defined in the Tax Act, in respect of our common shares; or (f) that receives dividends on our common shares under or as part of a “dividend rental arrangement,” as defined in the Tax Act. Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of our common shares, controlled by a non- resident corporation (or pursuant to the Tax Proposals, a non-resident person or, if no single non-resident person has or acquires control, a group of persons (comprised of any combination of non-resident corporations, non-resident individuals or non-resident trusts) that do not deal at arm’s length) for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors regarding the federal income tax consequences of acquiring, holding and disposing of common shares.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder or prospective Holder are made. Accordingly, prospective Holders should consult their own tax advisors with respect to an investment in our common shares having regard to their particular circumstances.

Residents of Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act, is, or is deemed to be, resident in Canada (a “Resident Holder”). Certain Resident Holders whose common shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have his, her or its common shares, and every other “Canadian security,” as defined in the Tax Act, owned by such Holder in the taxation year of the election

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and in all subsequent taxation years, deemed to be capital property. Such holders whose common shares might not otherwise be considered to be capital property should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their own circumstances.

Dividends on Common Shares

Dividends received (or deemed to be received) on a Common Share by a Resident Holder who is an individual (other than certain trusts) must be included in computing such Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Company as “eligible dividends.” There may be limitations on the ability of the Company to designate dividends as “eligible dividends.”

Dividends received (or deemed to be received) by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals (including certain trusts) should consult their own tax advisors in this regard.

Dividends received (or deemed to be received) on a Common Share by a Resident Holder that is a corporation must be included in computing such Resident Holder’s income for the taxation year and will generally also be deductible in computing such Resident Holder’s taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act may deem some or all of a taxable dividend to be proceeds of disposition or a gain from the disposition of capital property rather than a dividend, in which case the rules described below under “Taxation of Capital Gains and Capital Losses” would apply. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation,” each as defined in the Tax Act, will generally be liable under Part IV of the Tax Act to pay an additional tax that is refundable in certain circumstances, on dividends received, or deemed to be received, on a Common Share to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) which includes dividends or deemed dividends that are not deductible in computing taxable income.

Disposition of Common Shares

Upon a disposition or deemed disposition of common shares (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a capital gain (or capital loss) will generally be realized by a Resident Holder to the extent that the proceeds of disposition are greater (or less) than the aggregate of the adjusted cost base of the common shares to the Resident Holder immediately before the disposition and any reasonable costs of disposition.

The adjusted cost base of a Common Share to a Resident Holder will be determined in accordance with certain rules in the Tax Act by averaging the cost to the Resident Holder of a Common Share with the adjusted cost base of all other common shares held by the Resident Holder and by making certain other adjustments required under the Tax Act. The Resident Holder’s cost for purposes of the Tax Act of common shares will include all amounts paid or payable by the Resident Holder for the common shares, subject to certain adjustments under the Tax Act.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in computing the Resident Holder’s income for the year. Subject to and in accordance with

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Confidential Treatment Requested by Bausch + Lomb Corporation

Pursuant to 17 C.F.R. Section 200.83

the provisions of the Tax Act, a Resident Holder is required to deduct one-half of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in that taxation year. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

If the Resident Holder is a corporation, any such capital loss realized on the sale of a Common Share may be reduced by the amount of any dividends received or deemed to be received by the Resident Holder on such Common Share to the extent and in circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns common shares, directly or indirectly through a partnership or a trust. Such Resident Holders should consult their own tax advisors in this regard.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax, which may be refundable in certain circumstances, on “aggregate investment income” (as defined in the Tax Act), which includes taxable capital gains.

Non-Residents of Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention is not, and is not deemed to be, resident in Canada and does not use or hold (and is not deemed to use or hold) the common shares in, or in the course of, carrying on a business or part of a business carried on in Canada (a “Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act) and such holders should consult their own tax advisors.

Dividends on Common Shares

Dividends paid or credited, or deemed to be paid or credited, on a Common Share to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which such Non-Resident Holder may be entitled under an applicable income tax treaty or convention between Canada and the Non-Resident Holder’s country of residence. For example, the rate of withholding tax applicable to a dividend paid on a Common Share to a Non-Resident Holder that is the beneficial owner of the dividend and who is a resident of the United States for purposes of, and is fully entitled to the benefits of, the Canada U.S. Income Tax Convention (1980), will generally be reduced to 15%. Non-Resident Holders should consult their own tax advisors in this regard.

Disposition of Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of a Common Share and capital losses arising on a disposition or deemed disposition of a Common Share will not be recognized under the Tax Act unless the Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, as long as the common shares are listed on a “designated stock exchange” (which currently includes the NYSE and the TSX), at the time of disposition, the common shares will generally not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition or deemed disposition of the common shares, the following two conditions have been

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met concurrently: (a) one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length, or (iii) partnerships in which the Non-Resident Holder or persons described in (i) hold a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class of the capital stock of the Company, and (b) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option in respect of, an interest in, or for civil law or a right in, any such property, whether or not such property exists. Notwithstanding the foregoing, a Common Share may also be deemed under the Tax Act to be taxable Canadian property of a Non-Resident Holder in certain circumstances.

If the common shares are, or are deemed to be, taxable Canadian property to a Non-Resident Holder (and are not “treaty protected property” as defined in the Tax Act) any capital gain or losses realized on the disposition or deemed disposition of such common shares will generally be computed in the manner described above under the heading “Taxation of Capital Gains and Capital Losses.”

Non-Resident Holders should consult their own advisors regarding whether their common shares constitute taxable Canadian property.

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Confidential Treatment Requested by Bausch + Lomb Corporation

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UNDERWRITING

BHC is offering the common shares described in this prospectus through a number of underwriters. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are acting as joint book running managers of the offering and as representatives of the underwriters. We and the selling shareholder have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, BHC has agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less underwriting commissions set forth on the front cover page of this prospectus, the number of common shares listed next to its name in the following table:

Name	Number of shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC

Total

*	Such underwriters and their respective affiliates are not registered to sell securities in any Canadian jurisdiction and, accordingly, will only sell common shares outside of Canada

The offering is being made concurrently in the United States and in each of the provinces and territories of Canada. The common shares will be offered in the United States through those underwriters or their U.S. affiliates who are registered to offer the common shares for sale in the United States and such other registered dealers as may be designated by the underwriters. The common shares will be offered in each of the provinces and territories of Canada through those underwriters or their Canadian affiliates who are registered to offer the common shares for sale in such provinces and territories and such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters, or such other registered dealers as may be designated by the underwriters, may offer the common shares outside of the United States and Canada.

The underwriters are committed to purchase all of the common shares offered if they purchase any shares. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated in certain circumstances.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the front cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of our common shares offered in this offering.

BHC will pay an underwriting commission equal to $         per common share. The underwriters’ commission will be set-off against a portion of the purchase price payable to BHC in an amount equal to the underwriters’ commission, and payment by the underwriters to BHC of the purchase price net of the underwriters’ commission will be full satisfaction of the underwriters’ obligation to pay the purchase price for the common shares and of BHC’s obligation to pay the underwriters’ commission.

The following table shows the per share and total underwriting commissions.

	Per Common Share	Total
Underwriting commissions paid by BHC

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Confidential Treatment Requested by Bausch + Lomb Corporation

Pursuant to 17 C.F.R. Section 200.83

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting commissions, will be approximately $         million, and will be paid by BHC.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that, for a period of                  days after the date of this prospectus, we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our common shares or any securities convertible into or exercisable or exchangeable for any of our common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares or any such other securities (whether any such transaction described in clause (i) or (ii) above is to be settled by the delivery of our common shares or such other securities, in cash or otherwise), in each case without the prior written consent of                 , other than the common shares to be sold hereunder and any of our common shares issued upon the exercise of options granted under our stock plans and except for sales of common shares to our parent company, BHC, to the extent necessary to enable it to maintain ownership of at least 80% of our outstanding common shares until the occurrence of the Distribution.

Our directors, our executive officers, and BHC have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of                 days after the date of this prospectus, may not, without the prior written consent of                  (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares (including, without limitation, common shares or such other securities which may be deemed to be beneficially owned by such directors, executive officers and BHC in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or publicly disclose the intention to make any such offer, sale, pledge or disposition or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares or such other securities (whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our common shares or such other securities, in cash or otherwise) or (iii) make any demand for or exercise any right with respect to the registration of any of our common shares or any security convertible into or exercisable or exchangeable for our common shares. The lock-up provision contains an exception that permits BHC to effect the Distribution beginning                  days after the date of this prospectus.

We intend to apply to list our common shares on the NYSE and the TSX under the symbol “                .” Listing will be subject to the approval of the NYSE and the TSX in accordance with their respective original listing requirements. The NYSE and the TSX have not conditionally approved our listing applications and there is no assurance that the NYSE and the TSX will approve our listing applications.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling common shares in the open market for the purpose of preventing or retarding a decline in the market price of our common shares while this offering is in progress. These stabilizing transactions may include making short sales of our common shares, which involves the sale by the underwriters of a greater number of our common shares than they are required to purchase in this offering, and purchasing our common shares on the open market to cover positions created by short sales. Short sales may be “covered”

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shorts, which are short positions in an amount not greater than the underwriters’ overallotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their overallotment option referred to above, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through their overallotment option referred to above. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase our common shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay underwriting commissions received by them.

These activities may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares, and, as a result, the price of our common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the                , in the over the counter market or otherwise.

In accordance with rules and policy statements of certain Canadian securities regulatory authorities and the Universal Market Integrity Rules for Canadian Marketplaces (“UMIR”), the underwriters may not, at any time during the period of distribution, bid for or purchase common shares. The foregoing restriction is, however, subject to exceptions as permitted by such rules and policy statements and UMIR. These exceptions include a bid or purchase permitted under such rules and policy statements and UMIR, relating to market stabilization and market balancing activities and a bid or purchase on behalf of a customer where the order was not solicited.

Prior to this offering, there has been no public market for our common shares. The initial public offering price will be determined by negotiations between us, the selling shareholders and the representatives of the underwriters. In determining the initial public offering price, the selling shareholder and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

We cannot, and neither BHC, nor the underwriters can, assure investors that an active trading market will develop for our common shares, or that our common shares will trade in the public market at or above the initial public offering price.

Certain Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates, and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and

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other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. For instance, affiliates of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are lenders under our Credit Facilities. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Other than in the United States and each of the provinces and territories of Canada, no action has been taken by us, the selling shareholder or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area an offer of securities described in this prospectus may not be made to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, except that an offer of securities described in this prospectus may be made to the public in that Member State at any time:

•	to any legal entity which is a qualified investor as defined under Regulation (EU) 2017/1129 (the “Prospectus Regulation”); and

•

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation); or in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Regulation. For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities.

United Kingdom

In relation to the United Kingdom an offer of securities described in this prospectus may not be made to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in the United Kingdom, except that an offer of securities described in this prospectus may be made to the public in the United Kingdom at any time:

•

to any legal entity which is a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (“EUWA”) (the “UK Prospectus Regulation”);

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•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the UK Prospectus Regulation); or

•	in any other circumstances falling within section 86 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”),

provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to section 85 of the FSMA. For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities.

This document is only being distributed to and is only directed at (1) persons who are outside the United Kingdom or (2) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (3) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. This document is confidential and is being supplied to the reader solely for its information and may not be reproduced, redistributed or passed on to any other person or published, in whole or in part, for any other purpose.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the securities may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the securities in, from or otherwise involving the United Kingdom.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (1) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (2) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O.

No advertisement, invitation or document, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere, other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made under the SFO.

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended, the “FIEA”) on the ground that the

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solicitation for subscription of the shares falls within the definition of “solicitation to qualified institutional investors” as defined un Article 2, paragraph 3, item 2 (I) of the FIEA. Such solicitation shall be subject to the condition that qualified institutional investors (as defined under the FIEA, “QIIs”) who desire to acquire the securities shall be made aware that they shall not transfer the notes to anyone other than other QIIs, and accordingly the shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except the private placement above pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time.

Singapore

This prospectus has not been and will not be registered as a prospectus under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”) by the Monetary Authority of Singapore, and the offer of the common shares in Singapore is made primarily pursuant to the exemptions under Sections 274 and 275 of the SFA. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (1) to an institutional investor (as defined in Section 4A of the SFA) (an “Institutional Investor”) pursuant to Section 274 of the SFA, (2) to an accredited investor (as defined in Section 4A of the SFA) (an “Accredited Investor”) or other relevant person (as defined in Section 275(2) of the SFA) (a “Relevant Person”) and pursuant to Section 275(1) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (3) otherwise pursuant to, and in accordance with, the conditions of any other applicable exemption or provision of the SFA.

It is a condition of the offer that where the common shares are subscribed for or acquired pursuant to an offer made in reliance on Section 275 of the SFA by a Relevant Person which is:

(a)

a corporation (which is not an Accredited Investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an Accredited Investor; or

(b)	a trust (where the trustee is not an Accredited Investor), the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an Accredited Investor,

the securities and securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation and the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has subscribed for or acquired the common shares except:

(1)

to an Institutional Investor, or an Accredited Investor or other Relevant Person, or which arises from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(i)(B) of the SFA (in the case of that trust);

(2)	where no consideration is or will be given for the transfer; or

(3)	where the transfer is by operation of law.

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United Arab Emirates

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

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LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York and will be passed upon for the underwriters by Sidley Austin LLP, New York, New York. Certain matters with respect to Canadian law, including the validity of the issuance of the common shares offered hereby, will be passed upon for us by Osler, Hoskin & Harcourt LLP and will be passed upon for the underwriters by Davies Ward Phillips  & Vineberg LLP.

EXPERTS

The financial statements as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and amendments to the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or other documents. You may review a copy of the registration statement, including its exhibits and schedules, on the Internet website maintained by the SEC at http:\\www.sec.gov. Information contained on or connected to any website referenced in this prospectus is not incorporated into this prospectus or the registration statement of which this prospectus forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

We are also required to file reports and other information with the securities commissions in all provinces in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

Upon the completion of this offering, Bausch + Lomb will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC. Our Internet address will be operational on or around the date of this offering and will be www.                .com. We will post links on our website to the following filings as soon as reasonably practicable after they are electronically filed or furnished to the SEC: annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendment to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. All such filings are available through our website will be free of charge. The information on our Internet website is not incorporated by reference into this prospectus or our other securities filings and is not a part of such filings. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website. The SEC also maintains an Internet website at www.sec.gov that contains reports, proxies and prospectuses, and other information regarding issuers, including us, that file electronically with the SEC.

We intend to furnish holders of our common shares with annual reports containing consolidated financial statements prepared in accordance with GAAP and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

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After the Separation, Bausch + Lomb shareholders who have questions relating to Bausch + Lomb or Bausch + Lomb’s business performance should contact Bausch + Lomb at:

Bausch + Lomb Corporation

520 Applewood Crescent

Vaughan, Ontario, Canada L4K 4B4

Attention: Investors Relations Department

We expect that Bausch + Lomb’s investor relations website will be operational on or around                , 2021. The Bausch + Lomb website and the information contained therein or connected thereto are not incorporated into this prospectus or the registration statement of which this prospectus forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

We are responsible for the information contained in this prospectus and in any related free-writing prospectus we may prepare or authorize to be delivered to you. We have not, and neither BHC nor the underwriters have, authorized anyone to give you any other information, and we, BHC and the underwriters take no responsibility for any other information that others may give you. We, BHC and the underwriters are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common shares.

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BAUSCH + LOMB

(a business of Bausch Health Companies Inc.)

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The segment change described in Note 20 to the combined financial statements has not been consummated at May 27, 2021. When it has been consummated, we will be in a position to furnish the following report.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

May 27, 2021

“Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Bausch Health Companies Inc.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Bausch + Lomb (a Business of Bausch Health Companies Inc.) (the “Company”) as of December 31, 2020 and 2019, and the related combined statements of operations, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Changes in Accounting Principles

As discussed in Note 2 to the combined financial statements, the Company changed the manner in which it accounts for leases in 2019 and the manner in which it accounts for income taxes and goodwill in 2018.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the combined financial statements that was communicated or required to be communicated to the audit committee and that

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(i) relates to accounts or disclosures that are material to the combined financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Finite-Lived Intangible Assets Impairment Assessment

As described in Note 8 to the combined financial statements, the Company’s total finite-lived net intangible assets balance was $857 million as of December 31, 2020, which consists of product and corporate brands, product rights/patents, and technology and other assets. As disclosed by management, finite-lived intangible assets are evaluated for potential impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable. If indicators of impairment are present, the asset group is tested for recoverability by comparing the carrying value of the asset group to the related estimated undiscounted future cash flows expected to be derived from the asset group.

The principal considerations for our determination that performing procedures relating to the finite-lived intangible assets impairment assessment is a critical audit matter are (i) the significant judgment by management in the identification of events that indicate the carrying value of an asset group might not be recoverable and in developing the undiscounted future cash flow projections used in the impairment testing assessment, and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s undiscounted future cash flow projections.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the combined financial statements. These procedures included testing the effectiveness of controls relating to management’s finite-lived intangible assets impairment assessment, including controls over the development of the undiscounted future cash flow projections to estimate recoverability and controls over the identification of events that suggest an asset group might not be recoverable. These procedures also included, among others (i) testing management’s process for identifying events that indicate the carrying value of an asset group might not be recoverable, (ii) evaluating the appropriateness of the undiscounted cash flow model used in the impairment assessment, (iii) testing the completeness and accuracy of underlying data used in the model, and (iv) evaluating the reasonableness of the significant assumptions used by management related to the undiscounted future cash flow projections. Evaluating the reasonableness of management’s assumptions related to the undiscounted future cash flow projections involved evaluating whether the assumptions used by management were reasonable considering the current and past performance of the asset group and whether these assumptions were consistent with evidence obtained in other areas of the audit.

Florham Park, New Jersey

May 27, 2021, except for the change in composition of reportable segments discussed in Note 20 to the combined financial statements, as to which the date is                     .

We have served as the Company’s auditor since 2020.”

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BAUSCH + LOMB

COMBINED BALANCE SHEETS

(in millions)

	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$238	$192
Trade receivables, net (Note 3)	645	713
Inventories, net	616	592
Prepaid expenses and other current assets	155	198

Total current assets	1,654	1,695
Property, plant and equipment, net	1,164	997
Intangible assets, net	2,562	2,855
Goodwill	4,685	4,554
Deferred tax assets, net	1,036	1,192
Other non-current assets	165	175

Total assets	$11,266	$11,468

Liabilities
Current liabilities:
Accounts payable (Note 3)	$178	$262
Accrued and other current liabilities	731	773

Total current liabilities	909	1,035
Deferred tax liabilities, net	27	38
Other non-current liabilities	342	363

Total liabilities	1,278	1,436

Commitments and contingencies (Notes 18 and 19)
Equity
BHC investment	10,807	11,005
Accumulated other comprehensive loss	(889)	(1,046)

Net BHC investment	9,918	9,959
Noncontrolling interest	70	73

Total equity	9,988	10,032

Total liabilities and equity	$11,266	$11,468

The accompanying notes are an integral part of these combined financial statements.

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BAUSCH + LOMB

COMBINED STATEMENTS OF OPERATIONS

(in millions)

	Years Ended December 31,
	2020	2019	2018
Revenues
Product sales	$3,381	$3,729	$3,615
Other revenues	31	49	50

	3,412	3,778	3,665

Expenses
Cost of goods sold (excluding amortization and impairments of intangible assets) (Note 3)	1,269	1,301	1,287
Cost of other revenues	16	26	26
Selling, general and administrative (Note 3)	1,253	1,382	1,327
Research and development (Note 3)	253	258	221
Amortization of intangible assets	323	348	377
Other expense, net	38	67	11

	3,152	3,382	3,249

Operating income	260	396	416
Interest income	3	1	—
Foreign exchange and other	27	2	1

Income before (provision for) benefit from income taxes	290	399	417
(Provision for) benefit from income taxes	(307)	(96)	302

Net (loss) income	(17)	303	719
Net income attributable to noncontrolling interest	(1)	(5)	(9)

Net (loss) income attributable to Bausch + Lomb	$(18)	$298	$710

The accompanying notes are an integral part of these combined financial statements.

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BAUSCH + LOMB

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)

	Years Ended December 31,
	2020	2019	2018
Net (loss) income	$(17)	$303	$719

Other comprehensive income (loss)
Pension and postretirement benefit plan adjustments:
Net actuarial loss arising during the year	(9)	(6)	(8)
Amortization of prior service credit	(4)	(4)	(4)
Amortization of net loss	1	1	1
Income tax benefit (expense)	3	(2)	3
Foreign currency impact	(4)	1	1

Net pension and postretirement benefit plan adjustments	(13)	(10)	(7)
Foreign currency translation adjustment	173	10	(194)

Other comprehensive income (loss)	160	—	(201)

Comprehensive income	143	303	518
Comprehensive income attributable to noncontrolling interest	(4)	(4)	(6)

Comprehensive income attributable to Bausch + Lomb	$139	$299	$512

The accompanying notes are an integral part of these combined financial statements.

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BAUSCH + LOMB

COMBINED STATEMENTS OF EQUITY

(in millions)

	BHC Investment	Accumulated Other Comprehensive Loss	Net BHC Investment	Noncontrolling Interest	Total Equity
Balance, January 1, 2018	$10,667	$(849)	$9,818	$87	$9,905
Effect of application of new accounting standard: Income taxes	462	—	462	—	462
Net decrease in BHC investment	(595)	—	(595)	—	(595)
Noncontrolling interest distributions	—	—	—	(11)	(11)
Net income	710	—	710	9	719
Other comprehensive loss	—	(198)	(198)	(3)	(201)

Balance, December 31, 2018	11,244	(1,047)	10,197	82	10,279
Net decrease in BHC investment	(537)	—	(537)	—	(537)
Noncontrolling interest distributions	—	—	—	(13)	(13)
Net income	298	—	298	5	303
Other comprehensive income (loss)	—	1	1	(1)	—

Balance, December 31, 2019	11,005	(1,046)	9,959	73	10,032
Net decrease in BHC investment	(180)	—	(180)	—	(180)
Noncontrolling interest distributions	—	—	—	(7)	(7)
Net (loss) income	(18)	—	(18)	1	(17)
Other comprehensive income	—	157	157	3	160

Balance, December 31, 2020	$10,807	$(889)	$9,918	$70	$9,988

The accompanying notes are an integral part of these combined financial statements.

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BAUSCH + LOMB

COMBINED STATEMENTS OF CASH FLOWS

(in millions)

	Years Ended December 31,
	2020	2019	2018
Cash Flows From Operating Activities
Net (loss) income	$(17)	$303	$719
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization of intangible assets	442	469	495
Asset impairments	1	16	52
Acquisition-related contingent consideration	—	—	(29)
Allowances for losses on trade receivables and inventories	30	28	28
Deferred income taxes	97	(39)	(444)
Gain on disposal of assets and businesses	—	—	(13)
Additions to accrued legal settlements	6	16	(2)
Payments of accrued legal settlements	(12)	(11)	(25)
Share-based compensation	50	50	43
Foreign exchange (gain) loss	(19)	2	7
Other	3	5	10
Changes in operating assets and liabilities:
Trade receivables	77	(21)	(9)
Inventories	(32)	(91)	(7)
Prepaid expenses and other current assets	40	(6)	(43)
Accounts payable, accrued and other liabilities	(144)	78	(19)

Net cash provided by operating activities	522	799	763

Cash Flows From Investing Activities
Acquisition of intangible assets and other assets	(6)	—	—
Purchases of property, plant and equipment	(253)	(180)	(101)
Purchases of marketable securities	(6)	(16)	(7)
Proceeds from sale of marketable securities	9	10	7
Proceeds from sale of assets and businesses, net of costs to sell	—	—	27

Net cash used in investing activities	(256)	(186)	(74)

Cash Flows From Financing Activities
Payments of contingent consideration	—	—	(1)
Payments of noncontrolling interest distributions	(7)	(13)	(11)
Net transfers to BHC	(225)	(593)	(653)

Net cash used in financing activities	(232)	(606)	(665)

Effect of exchange rate changes on cash and cash equivalents	12	(3)	(8)

Net increase in cash and cash equivalents	46	4	16
Cash and cash equivalents, beginning of year	192	188	172

Cash and cash equivalents, end of year	$238	$192	$188

The accompanying notes are an integral part of these combined financial statements.

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BAUSCH + LOMB

NOTES TO COMBINED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS

Bausch + Lomb (a business of Bausch Health Companies Inc.) (“Bausch + Lomb” or the “Business”), is a leading global eye health company dedicated to protecting and enhancing the gift of sight for millions of people around the world—from the moment of birth through every phase of life. The Business operates in three reportable segments: (i) Vision Care/Consumer Health Care segment which includes both a contact lens business and a consumer eye care business that consists of contact lens care products, over-the-counter (“OTC”) eye drops and eye vitamins, (ii) Ophthalmic Pharmaceuticals segment which consists of a broad line of proprietary pharmaceutical products for post-operative treatments and treatments for a number of eye conditions, such as glaucoma, eye-inflammation, ocular hypertension, dry eyes and retinal diseases and (iii) Surgical segment which consists of medical device equipment, consumables and instrumental tools and technologies for the treatment of corneal, cataracts, and vitreous and retinal eye conditions, and includes intraocular lenses and delivery systems, phacoemulsification equipment and other surgical instruments and devices necessary for cataract surgery. See Note 20, “SEGMENT INFORMATION” for additional information regarding these reportable segments.

The Business was acquired in 2013 and remains wholly owned by Bausch Health Companies Inc.” (“BHC” or “Parent”). On August 6, 2020, BHC announced its plan to separate Bausch + Lomb into an independent publicly traded company (the “Separation”).

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Business has historically operated as part of BHC; therefore, stand-alone financial statements have not historically been prepared. The accompanying Combined Financial Statements have been prepared from BHC’s historical accounting records and polices and are presented on a stand-alone basis as if the Business’ operations had been conducted independently from BHC. These Combined Financial Statements have been prepared by the Business in United States (“U.S.”) dollars and in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), applied on a consistent basis. The Combined Financial Statements of the Business include assets and liabilities that have been determined to be specifically identifiable or otherwise attributable to the Business.

As the Business has historically operated as part of BHC, the Business relied on BHC’s corporate and other support functions. Therefore, certain corporate and shared costs have been allocated to the Business, including expenses related to BHC support functions that are provided on a centralized basis, including expenses for executive oversight, treasury, accounting, legal, human resources, shared services, compliance, procurement, information technology and other corporate functions. The expenses associated with these services generally include all payroll and benefit costs, certain share-based compensation expenses related to BHC’s long-term incentive program for BHC employees who are providing corporate services to the Business, certain expenses associated with corporate insurance coverage and medical, pension, postretirement and other health plan costs for employees participating in BHC sponsored plans, as well as overhead costs related to the support functions. These expenses have been allocated to the Business based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method. Allocations are based on direct usage where identifiable as well a number of other utilization measures including headcount and relative revenues.

Management believes these cost allocations are a reasonable reflection of the utilization of services provided to, or the benefit derived by, the Business during the periods presented, though the allocations may not be indicative of the actual costs that would have been incurred had the Business operated as a standalone public company. Actual costs that may have been incurred if the Business had been a standalone company would

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depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by the Business’ employees, and strategic decisions made in areas such as research and development, information technology and infrastructure.

Following the Separation, certain functions that BHC provided to the Business prior to the Separation will either continue to be provided to the Business by BHC under a transition services agreement or will be performed using the Business’ own resources or third-party service providers.

The Business’ Combined Balance Sheets include all assets and liabilities directly attributable to Bausch + Lomb. To the extent that assets such as facilities are shared between Bausch + Lomb and other BHC owned businesses, the assets and any related lease liabilities are not included in the Business’ Combined Balance Sheets, however a charge has been allocated in the Business’ Combined Statements of Operations for Bausch + Lomb’s utilization of these assets.

The Business’ Combined Statements of Operations include all revenues and expenses directly attributable to Bausch + Lomb, including charges and allocations for facilities, functions and services used by Bausch + Lomb. All charges and allocations for facilities, functions and services performed by BHC have been recorded through BHC Investment by Bausch + Lomb to BHC in the period in which the cost was recorded in the Combined Statements of Operations. Current and deferred income taxes in the combined financial statements have been calculated on a separate return basis. However, because the Business filed as part of BHC’s tax group in certain jurisdictions, the Business’ actual tax balances may differ from those reported. The Business’ portion of its domestic and certain income taxes for jurisdictions outside the U.S. are deemed to have been settled in the period the related tax expense was recorded.

BHC utilizes a centralized approach to cash management and the financing of its operations. Cash generated by the Business is routinely transferred into accounts managed by BHC’s centralized treasury function and cash disbursements for the Business’ operations are funded as needed by BHC. Cash and cash equivalents legally owned by the Business are reflected in the Business’ Combined Balance Sheets. All other cash, cash equivalents and short-term investments are generally held centrally through accounts controlled and maintained by BHC and are not specifically identifiable to the Business. Transactions between BHC and Bausch + Lomb are deemed to have been settled immediately through BHC’s net investment, other than those transactions which have historically been cash-settled and which are reflected in the Combined Balance Sheets within Trade receivables, net and Accounts payable. The net effect of the deemed settled transactions is reflected in the Combined Statements of Cash Flows as Net transfers to BHC within financing activities and in the Combined Balance Sheets within BHC investment. See “BHC investment” discussed in this Note 2 and Note 3, “RELATED PARTIES” for additional details.

BHC’s third-party debt and related interest expense have not been attributed to the Business because the borrowings are not specifically identifiable to the Business. However, in connection with the Separation, the Business expects to incur indebtedness directly attributable to the Business and such indebtedness would cause the Business to record additional interest expense in future periods.

BHC enters into cross currency swaps and foreign currency exchange contracts to hedge certain foreign exchange exposures across BHC’s business. These instruments have been attributed to the Business based on a specific identification basis or, when specific identification is not practicable, the related income or expense for these instruments has been allocated based on relative net assets and revenues.

All intercompany accounts and transactions within the Business have been eliminated in the preparation of the Combined Financial Statements. The noncontrolling interest represents the noncontrolling investors’ interests in the results of subsidiaries that the Business controls and combines.

Impacts of COVID-19 Pandemic

The unprecedented nature of the COVID-19 pandemic has adversely impacted the global economy. The COVID-19 pandemic and the rapidly evolving reactions of governments, private sector participants and the

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public in an effort to contain the spread of the COVID-19 virus and/or address its impacts have intensified and have had significant direct and indirect effects on businesses and commerce. This includes, but is not limited to, disruption to supply chains, employee base and transactional activity, facilities closures and production suspensions. The COVID-19 pandemic has also significantly increased demand for certain goods and services, such as pandemic related medical services and supplies, alongside decreased demand for others, such as retail, hospitality, elective medical procedures and travel.

The extent to which these events may continue to impact the Business’ operations, financial condition, cash flows and results of operations, in particular, will depend on future developments which are highly uncertain and many of which are outside the Business’ control. Such developments include the availability and effectiveness of vaccines for the COVID-19 virus, the ultimate geographic spread and duration of the pandemic, the extent and duration of a resurgence of the COVID-19 virus and variant strains thereof, if any, new information concerning the severity of the COVID-19 virus, the effectiveness and intensity of measures to contain the COVID-19 virus and the economic impact of the pandemic and the reactions to it. Such developments, among others, depending on their nature, duration and intensity, could have a significant adverse effect on Bausch + Lomb’s business, financial condition, cash flows and results of operations.

In response to the COVID-19 pandemic, the Business has taken actions to protect its employees, customers and other stakeholders and mitigate the negative impact of the COVID-19 pandemic on its operations and operating results. These and additional actions can increase the costs of doing business during the pandemic and in the periods that follow, may include the costs of idling and reopening certain facilities in affected areas. Further, social restrictions and other precautionary measures taken by customers, health care patients and consumers in response to the pandemic are expected to impact the timing and amount of revenues during the COVID-19 pandemic.

To date, the Business has been able to continue its operations with limited disruptions in supply and manufacturing. Although, it is difficult to predict the broad macroeconomic effects that the COVID-19 pandemic will have on industries or individual companies, the Business has assessed the possible effects and outcomes of the pandemic on, among other things, its supply chain, customers and distributors, discounts and rebates, employee base, product sustainability, research and development efforts, product pipeline and consumer demand.

Beginning in March 2020 and throughout most of the second quarter the Business’ revenues were negatively impacted by the social restrictions and other precautionary measures taken in response to the COVID-19 pandemic. However, as governments began lifting social restrictions, allowing offices of certain health care providers to reopen and certain surgeries and elective medical procedures to proceed, the negative trend in the revenues of certain businesses began to level off and stabilize prior to its third quarter of 2020. Presuming there continues to be increased availability of effective vaccines and any further resurgence of the COVID-19 virus and variant strains thereof do not have a material adverse impact on efforts to contain the COVID-19 virus, the Business anticipates an ongoing, gradual global recovery from the macroeconomic and health care impacts of the pandemic that occurred during the first-half of 2020 and anticipates that its affected businesses will likely return to pre-pandemic levels during 2021. However, the rates of recovery for each business will vary by geography and will be dependent upon, among other things, the availability and effectiveness of vaccines for the COVID-19 virus, government responses, rates of economic recovery, precautionary measures taken by patients and customers, the rate at which remaining social restrictions are lifted and once lifted, the presumption that social restrictions will not be materially reenacted in the event of a resurgence and other actions taken in response to the COVID-19 pandemic.

Use of Estimates

In preparing the Business’ Combined Financial Statements, management is required to make estimates and assumptions. This includes estimates and assumptions regarding the nature, timing and extent of the impacts that the COVID-19 pandemic will have on its operations and cash flows. The estimates and assumptions used by the Business affect the reported amounts of assets and liabilities, the disclosure of contingent

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liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates made by management include: provisions for product returns, rebates, chargebacks, discounts and allowances and distribution fees paid to certain wholesalers; useful lives of finite-lived intangible assets and property, plant and equipment; expected future cash flows used in evaluating intangible assets for impairment, reporting unit fair values for testing goodwill for impairment; acquisition-related contingent consideration liabilities; provisions for loss contingencies; provisions for income taxes, uncertain tax positions and realizability of deferred tax assets; the fair value of foreign currency exchange contracts; and the related allocations described in the Business’ basis of presentation.

All allocations and estimates in these Combined Financial Statements are based on assumptions that management believes are reasonable. On an ongoing basis, management reviews its allocations and estimates to ensure that these allocations and estimates appropriately reflect changes in the Business and new information as it becomes available. However, the Combined Financial Statements included herein may not be indicative of the financial position, results of operations and cash flows of the Business in the future, or if the Business had been a separate, stand-alone entity during the years presented. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Business’ Combined Financial Statements could be materially impacted.

Changes in Reportable Segments

Commencing in the second quarter of 2021, the Business began operating in the following reportable segments: (i) Vision Care/Consumer Health Care, (ii) Ophthalmic Pharmaceuticals and (iii) Surgical. Prior to the second quarter of 2021, the Business operated in one reportable segment. Prior period presentations have been recast to conform to the current segment reporting structure. See Note 20, “SEGMENT INFORMATION” for additional information.

Fair Value of Financial Instruments

The estimated fair values of cash and cash equivalents, trade receivables, accounts payable and accrued liabilities approximate their carrying values due to their short maturity periods. The fair value of acquisition-related contingent consideration is based on estimated discounted future cash flows analyses and assessment of the probability of occurrence of potential future events.

Fair Value of Derivative Instruments

The Business uses foreign currency exchange contracts to economically hedge the foreign exchange exposure on certain of the Business intercompany balances. The Business’ foreign currency exchange contracts are remeasured at each reporting date to reflect changes in their fair values determined using forward rates, which are observable market inputs, multiplied by the notional amount. These contracts have not been designated as an accounting hedge, and therefore the net change in their fair value is reported as a gain or loss in the Combined Statements of Operations as part of Foreign exchange and other. The Business does not have any derivative instruments that are designated and qualified as hedging instruments.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in bank accounts and highly liquid investments with maturities of three months or less when purchased, and that is legally owned by the Business.

Concentrations of Credit Risk

Financial instruments that potentially subject the Business to significant concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities and trade receivables.

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Cash deposited at banks may exceed the amount of insurance provided on such deposits. Generally, these cash deposits may be redeemed upon demand and are maintained with financial institutions with reputable credit and therefore bear minimal credit risk. The Business seeks to mitigate such risks by spreading its risk across multiple counterparties and monitoring the risk profiles of these counterparties.

Outside of the U.S., concentrations of credit risk with respect to trade receivables, which are typically unsecured, are limited due to the number of customers using the Business’ products, as well as their dispersion across many different geographic regions. The Business performs periodic credit evaluations of customers and does not require collateral. The Business monitors economic conditions, including volatility associated with international economies, and related impacts on the relevant financial markets and its business, especially in light of sovereign credit issues. The credit and economic conditions within Argentina, Brazil, Egypt, Greece, among other members of the European Union, Serbia, Turkey, Ukraine, Venezuela and Vietnam have been weak in recent years. These conditions have increased, and may continue to increase, the average length of time that it takes to collect on the Business’ trade receivables outstanding in these countries.

As of December 31, 2020, the Business’ three largest U.S. wholesaler customers accounted for approximately 13% of net trade receivables. In addition, as of December 31, 2020 and 2019, the Business’ net trade receivable balance from Argentina, Brazil, Egypt, Greece, Serbia, Turkey, Ukraine, Venezuela and Vietnam amounted to $34 million and $39 million, respectively, the majority of which is current or less than 90 days past due. The portion of the net trade receivable from these countries that is past due more than 90 days amounted to $1 million, as of December 31, 2020.

Allowance for Credit Losses

An allowance is maintained for potential credit losses. The Business estimates the current expected credit loss on its receivables based on various factors, including historical credit loss experience, customer credit worthiness, value of collaterals (if any), and any relevant current and reasonably supportable future economic factors. Additionally, the Business generally estimates the expected credit loss on a pool basis when customers are deemed to have similar risk characteristics. Trade receivable balances are written off against the allowance when it is deemed probable that the trade receivable will not be collected. Trade receivables, net are stated net of certain sales provisions and the allowance for credit losses.

The activity in the allowance for credit losses for trade receivables for the years 2020, 2019 and 2018 is as follows:

(in millions)	2020	2019	2018
Balance, beginning of period	$20	$19	$20
Provision	—	8	3
Write-offs	(2)	(6)	(3)
Foreign exchange and other	(1)	(1)	(1)

Balance, end of period	$17	$20	$19

Inventories

Inventories comprise raw materials, work in process and finished goods, which are valued at the lower of cost or net realizable value, on a first-in, first-out basis. The cost value for work in process and finished goods inventories includes materials, direct labor and an allocation of overheads.

The Business evaluates the carrying value of inventories on a regular basis, taking into account such factors as historical and anticipated future sales compared with quantities on hand, the price the Business expects to obtain for products in their respective markets compared with historical cost and the remaining shelf life of goods on hand.

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Property, Plant and Equipment

Property, plant and equipment are reported at cost, less accumulated depreciation. Costs incurred on assets under construction are capitalized as construction in progress. Depreciation is calculated using the straight-line method, commencing when the assets become available for productive use, based on the following estimated useful lives:

Land improvements	15 - 30 years
Buildings and improvements	Up to 40 years
Machinery and equipment	Up to 20 years
Other equipment	3 - 10 years
Leasehold improvements	Lesser of term of lease or 10 years

Intangible Assets

A substantial portion of the Intangible assets related to the Business are specific to the 2013 acquisition of the Business by BHC and have been included based on BHC’s historical cost. Intangible assets are reported at cost, less accumulated amortization and impairments. Intangible assets with finite lives are amortized over their estimated useful lives. Amortization is calculated primarily using the straight-line method based on the following estimated useful lives:

Product brands	1 - 15 years
Corporate brands	10 - 17 years
Product rights	8 - 15 years
Partner relationships	9 years
Out-licensed technology and other	9 years

Acquired In-Process Research and Development

The fair value of in-process research and development “IPR&D”) acquired through a business combination is capitalized as an indefinite-lived intangible asset until the completion or abandonment of the related research and development activities. When the related research and development is completed, the asset will be assigned a useful life and amortized.

The fair value of an acquired IPR&D intangible asset is typically determined using an income approach. This approach starts with a forecast of the net cash flows expected to be generated by the asset over its estimated useful life. The net cash flows reflect the asset’s stage of completion, the probability of technical success, the projected costs to complete, expected market competition and an assessment of the asset’s life-cycle. The net cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the expected cash flow streams.

Impairment of Long-Lived Assets

Long-lived assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If indicators of impairment are present, the asset group is tested for recoverability by comparing the carrying value of the asset group to the related estimated undiscounted future cash flows expected to be derived from the asset group. If the expected undiscounted cash flows are less than the carrying value of the asset, then the asset is considered to be impaired and its carrying value is written down to fair value, based on the related estimated discounted future cash flows.

Indefinite-lived intangible assets, which includes acquired IPR&D and the corporate trademark acquired in 2013 as part of the acquisition of the Business (the ‘‘B&L Trademark’’), are tested for impairment annually

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or more frequently if events or changes in circumstances between annual tests indicate that the asset may be impaired. Impairment losses on indefinite-lived intangible assets are recognized based on a comparison of the fair value of the asset to its carrying value.

Goodwill

Goodwill is recorded with the acquisition of a business and is calculated as the difference between the acquisition date fair value of the consideration transferred and the values assigned to the assets acquired and liabilities assumed. A substantial portion of goodwill allocated to the Business is specific to the 2013 acquisition of the Business by BHC and has been allocated based on BHC’s historical cost. Other goodwill amounts relate to other acquisitions by the Business. If a historical BHC acquisition contributed to both the Business and other BHC businesses, goodwill from the acquisition, based on BHC’s historical cost, was allocated to the Business based on a relative fair value basis. Goodwill is not amortized but is tested for impairment at least annually as of October 1st at the reporting unit level. Goodwill impairment is measured as the amount by which a reporting unit’s carrying value exceeds its fair value. A reporting unit is the same as, or one level below, an operating segment. An entity is permitted to first assess qualitatively whether it is necessary to perform a quantitative impairment test for any of its reporting units. The quantitative impairment test is required only when the Business concludes that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Business considers the totality of all relevant events or circumstances that affect the fair value or carrying amount of a reporting unit.

An interim goodwill impairment test in advance of the annual impairment assessment may be required if events occur that indicate an impairment might be present. For example, changes in reportable segments, unexpected adverse business conditions, economic factors and unanticipated competitive activities may signal that an interim impairment test is needed.

As discussed under the caption “Adoption of New Accounting Standards” to this Note 2, effective January 1, 2018, the Business elected to early adopt guidance issued by the Financial Accounting Standards Board (“FASB”) which simplified the subsequent measurement of goodwill by eliminating “Step 2” from the goodwill impairment test. Instead, as of January 1, 2018 and for all subsequent periods, goodwill impairment is measured as the amount by which a reporting unit’s carrying value exceeds its fair value.

Foreign Currency Translation

The assets and liabilities of the Business’ foreign operations having a functional currency other than the U.S. dollar are translated into U.S. dollars at the exchange rate prevailing at the balance sheet date, and at the average exchange rate for the reporting period for revenue and expense accounts. The cumulative foreign currency translation adjustment is recorded as a component of accumulated other comprehensive loss in shareholders’ equity.

Foreign currency exchange gains and losses on transactions occurring in a currency other than an operation’s functional currency are recognized as a component of Foreign exchange and other in the Combined Statements of Operations. Foreign currency translation recorded in these combined financial statements, is based on currency movements specific to the Business’ combined financial statements during the periods presented.

Revenue Recognition

The Business’ revenues are primarily generated from product sales in the therapeutic areas of eye health that consist of: (i) branded prescription eye-medications and pharmaceuticals, (ii) generic and branded generic prescription eye medications and pharmaceuticals, (iii) OTC vitamin and supplement products and (iv) medical devices (contact lenses, intraocular lenses and ophthalmic surgical equipment). Other revenues

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include alliance and service revenue from the licensing and co-promotion of products and contract service revenue. Contract service revenue is derived primarily from contract manufacturing for third parties and is not material. See Note 20, “SEGMENT INFORMATION” for the disaggregation of revenues which depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by the economic factors of each category of customer contracts.

The Business recognizes revenue when the customer obtains control of promised goods or services and in an amount that reflects the consideration to which the Business expects to be entitled to receive in exchange for those goods or services. To achieve this core principle, the Business applies the five-step revenue model to contracts within its scope: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Product Sales

A contract with the Business’ customers exists for each product sale. Where a contract with a customer contains more than one performance obligation, the Business allocates the transaction price to each distinct performance obligation based on its relative standalone selling price. The transaction price is adjusted for variable consideration which is discussed further below. The Business generally recognizes revenue for product sales at a point in time, when the customer obtains control of the products.

Product Sales Provisions

As is customary in the eye health industry, gross product sales of certain product categories are subject to a variety of deductions in arriving at reported net product sales. The transaction price for such product categories is typically adjusted for variable consideration, which may be in the form of cash discounts, allowances, returns, rebates, chargebacks and distribution fees paid to customers. Provisions for variable consideration are established to reflect the Business’ best estimates of the amount of consideration to which it is entitled based on the terms of the contract. The amount of variable consideration included in the transaction price may be constrained, and is included in the net sales price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in the future period.

Provisions for these deductions are recorded concurrently with the recognition of gross product sales revenue and include cash discounts and allowances, chargebacks, and distribution fees, which are paid to direct customers, as well as rebates and returns, which can be paid to direct and indirect customers. Returns provision balances and volume discounts to direct customers are included in Accrued and other current liabilities. All other provisions related to direct customers are included in Trade receivables, net, while provision balances related to indirect customers are included in Accrued and other current liabilities.

The following table presents the activity and ending balances of the Business’ variable consideration provisions for years 2020 and 2019:

(in millions)	Discounts and Allowances	Returns	Rebates	Chargebacks	Distribution Fees	Total
Reserve balance, January 1, 2019	$126	$66	$157	$30	$26	$405
Current period provision	363	79	474	318	20	1,254
Payments and credits	(353)	(72)	(469)	(322)	(24)	(1,240)

Reserve balance, December 31, 2019	136	73	162	26	22	419
Current period provision	323	77	445	301	15	1,161
Payments and credits	(312)	(73)	(458)	(297)	(13)	(1,153)

Reserve balance, December 31, 2020	$147	$77	$149	$30	$24	$427

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Included in Rebates in the table above are cooperative advertising credits due to customers of approximately $27 million and $24 million as of December 31, 2020 and 2019, respectively, which are reflected as a reduction of Trade accounts receivable, net in the Combined Balance Sheets.

The Business continually monitors its variable consideration provisions and evaluates the estimates used as additional information becomes available. Adjustments will be made to these provisions periodically to reflect new facts and circumstances that may indicate that historical experience may not be indicative of current and/or future results. The Business is required to make subjective judgments based primarily on its evaluation of current market conditions and trade inventory levels related to the Business products. These judgments include the potential impact of the COVID-19 pandemic on, among other things, unemployment and related changes in customer health insurance levels, customer behaviors during the COVID-19 pandemic and government stimulus bills that focus on ensuring availability and access to lifesaving drugs during a public health crisis. This evaluation may result in an increase or decrease in the experience rate that is applied to current and future sales, or require an adjustment related to past sales, or both. If the trend in actual amounts of variable consideration varies from the Business’ prior estimates, the Business adjusts these estimates, when such trend is believed to be sustainable. At that time, the Business would record the necessary adjustments which would affect net product revenue and earnings reported in the current period. The Business applies this method consistently for contracts with similar characteristics. The following describes the major sources of variable consideration in the Business’ customer arrangements and the methodology, estimates and judgments applied to estimate each type of variable consideration.

Cash Discounts and Allowances

Cash discounts are offered for prompt payment and allowances for volume purchases. Provisions for cash discounts and allowances are estimated at the time of sale and recorded as direct reductions to trade receivables and revenue. Management estimates the provisions for cash discounts and allowances based on contractual sales terms with customers, an analysis of unpaid invoices and historical payment experience. Estimated cash discounts and allowances have historically been predictable and less subjective, due to the limited number of assumptions involved, the consistency of historical experience and the fact that these amounts are generally settled within one month of incurring the liability.

Returns

Consistent with industry practice, customers are generally allowed to return certain products, primarily of our consumer and ophthalmic businesses, within a specified period of time before and after the product’s expiration date. The returns provision is estimated utilizing historical sales and return rates over the period during which customers have a right of return, taking into account available information on competitive products and contract changes. The information utilized to estimate the returns provision includes: (i) historical return and exchange levels, (ii) external data with respect to inventory levels in the wholesale distribution channel, (iii) external data with respect to prescription demand for products, (iv) remaining shelf lives of products at the date of sale and (v) estimated returns liability to be processed by year of sale based on an analysis of lot information related to actual historical returns.

In determining the estimate for returns, management is required to make certain assumptions regarding the timing of the introduction of new products and the potential of these products to capture market share. In addition, certain assumptions with respect to the extent and pattern of decline associated with generic competition are necessary. These assumptions are formulated using market data for similar products, past experience and other available information. These assumptions are continually reassessed, and changes to the estimates and assumptions are made as new information becomes available.

Rebates and Chargebacks

Certain product sales, primarily proprietary and generic pharmaceutical products within the Ophthalmic Pharmaceuticals segment, made under governmental and managed-care pricing programs in the U.S. are

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subject to rebates. The Business participates in state government-managed Medicaid programs, as well as certain other qualifying federal and state government programs whereby rebates are provided to participating government entities. Medicaid rebates are generally billed 45 days to 270 days after the quarter in which the product is dispensed to the Medicaid participant. As a result, the Medicaid rebate reserve includes an estimate of outstanding claims for end-customer sales that occurred, but for which the related claim has not been billed and/or paid, and an estimate for future claims that will be made when inventory in the distribution channel is sold through to plan participants. The calculation of the Medicaid rebate reserve also requires other estimates, such as estimates of sales mix, to determine which sales are subject to rebates and the amount of such rebates. Quarterly, the Medicaid rebate reserve is adjusted based on actual claims paid. Due to the delay in billing, adjustments to actual claims paid may incorporate revisions of that reserve for several periods.

Managed Care rebates relate to contractual agreements to sell products to managed care organizations and pharmacy benefit managers at contractual rebate percentages in exchange for volume and/or market share.

Chargebacks relate to contractual agreements to sell certain products, primarily proprietary and generic pharmaceutical products within the Ophthalmic Pharmaceuticals segment to government agencies, group purchasing organizations and other indirect customers at contractual prices that are lower than the list prices the Business charges wholesalers. When these group purchasing organizations or other indirect customers purchase products through wholesalers at these reduced prices, the wholesaler charges the Business for the difference between the prices they paid the Business and the prices at which they sold the products to the indirect customers.

In estimating provisions for rebates and chargebacks, management considers relevant statutes with respect to governmental pricing programs and contractual sales terms with managed-care providers and group purchasing organizations. Management estimates the amount of product sales subject to these programs based on historical utilization levels. Changes in the level of utilization of products through private or public benefit plans and group purchasing organizations will affect the amount of rebates and chargebacks that the Business is obligated to pay. Management continually updates these factors based on new contractual or statutory requirements, and any significant changes in sales trends that may impact the percentage of products subject to rebates or chargebacks.

The amount of Managed Care, Medicaid and other rebates and chargebacks as it relates to proprietary and generic pharmaceutical products within the Ophthalmic Pharmaceuticals segment, has become more significant as a result of a combination of deeper discounts implemented in each of the last three years and increased Medicaid utilization due to expansion of government funding for these programs. Management’s estimate for rebates and chargebacks may be impacted by a number of factors, but the principal factor relates to the level of inventory in the distribution channel.

Rebate provisions are based on factors such as timing and terms of plans under contract, time to process rebates, product pricing, sales volumes, amount of inventory in the distribution channel and prescription trends. Adjustments to actual for the years 2020 and 2019 were not material to the Business’ revenues or earnings.

Patient Co-Pay Assistance programs, Consumer Rebates and Loyalty Programs are rebates offered on a limited number of the Business’ products. Patient Co-Pay Assistance Programs are patient discount programs offered in the form of coupon cards or point of sale discounts, with which patients receive certain discounts off their prescription at participating pharmacies, as defined by the specific product program. An accrual for these programs is established, equal to management’s estimate of the discount, rebate and loyalty incentives attributable to a sale. That estimate is based on historical experience and other relevant factors. The accrual is adjusted throughout each quarter based on actual experience and changes in other factors, if any.

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Distribution Fees

The Business sells products to certain wholesalers, and large pharmacy chains such as CVS and Walmart, usually under Distribution Services Agreements (“DSAs”). Under the DSAs, the wholesalers agree to provide services, and the Business pays the contracted DSA distribution service fees for these services based on product volumes. Additionally, price appreciation credits are generated when the Business increases a product’s wholesaler acquisition cost (“WAC”) under contracts with certain wholesalers. Under such contracts, the Business is entitled to credits from such wholesalers for the impact of that WAC increase on inventory currently on hand at the wholesalers. Such credits are offset against the total distribution service fees paid to each such wholesaler. The variable consideration associated with price appreciation credits is reflected in the transaction price of products sold when it is determined to be probable that a significant reversal will not occur. Included as a reduction of current period provisions for Distribution Fees in the table above are price appreciation credits of $1 million and $1 million for the years 2020 and 2019, respectively.

Contract Assets and Contract Liabilities

There are no contract assets for any period presented. Contract liabilities consist of deferred revenue, the balance of which is not material to any period presented.

Sales Commissions

Sales commissions are generally attributed to periods shorter than one year and therefore are expensed when incurred. Sales commissions are included in selling, general and administrative expenses.

Financing Component

The Business has elected not to adjust consideration for the effects of a significant financing component when the period between the transfer of a promised good or service to the customer and when the customer pays for that good or service will be one year or less. The Business’ global payment terms are generally between thirty to ninety days.

Leases

The Business leases certain facilities, vehicles and equipment principally under multi-year agreements generally having a lease term of one to twenty years, some of which include termination options and options to extend the lease term from one to five years or on a month-to-month basis. The Business includes options that are reasonably certain to be exercised as part of the lease term. The Business may negotiate termination clauses in anticipation of changes in market conditions but generally, these termination options are not exercised. Certain lease agreements also include variable payments that are dependent on usage or may vary month-to-month such as insurance, taxes and maintenance costs. None of the Business’ lease agreements contain material residual value guarantees or material restrictive covenants.

As discussed under the caption “Adoption of New Accounting Standards” to this Note 2, effective January 1, 2019, the Business adopted guidance issued by the FASB regarding accounting for leases. The Business is required to record a right-of-use asset and corresponding lease liability, equal to the present value of the lease payments at the commencement date of each lease. For all asset classes, in determining future lease payments, the Business has elected to aggregate lease components, such as payments for rent, taxes and insurance costs with non-lease components such as maintenance costs, and account for these payments as a single lease component. In limited circumstances, when the information necessary to determine the rate implicit in a lease is available, the present value of the lease payments is determined using the rate implicit in that lease. If the information necessary to determine the rate implicit in a lease is not available, the Business uses its incremental borrowing rate at the commencement of the lease, which represents the rate of interest that the Business would incur to borrow on a collateralized basis over a similar term.

F-19

Confidential Treatment Requested by Bausch + Lomb Corporation

Pursuant to 17 C.F.R. Section 200.83

All leases must be classified as either an operating lease or finance lease. The classification is determined based on whether substantive control has been transferred to the lessee. The classification governs the pattern of lease expense recognition. For leases classified as operating leases, total lease expense over the term of the lease is equal to the undiscounted payments due in accordance with the lease arrangement. Fixed lease expense is recognized periodically on a straight-line basis over the term of each lease and includes: (i) imputed interest during the period on the lease liability determined using the effective interest rate method plus (ii) amortization of the right-of-use asset for that period. Amortization of the right-of-use asset during the period is calculated as the difference between the straight-line expense and the imputed interest on the lease liability for that period. Variable lease expense is recognized when the achievement of the specific target is considered probable.

Research and Development Expenses

Costs related to internal research and development programs, including costs associated with the development of acquired IPR&D, are expensed as goods are delivered or services are performed. Under certain research and development arrangements with third parties, the Business may be required to make payments that are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. Milestone payments made to third parties before a product receives regulatory approval, but after the milestone is determined to be probable, are expensed and included in Research and development expenses. Milestone payments made to third parties after regulatory approval is received are capitalized and amortized over the estimated useful life of the approved product.

Amounts due from third parties as reimbursement of development activities conducted under certain research and development arrangements are recognized as a reduction of Research and development expenses.

Legal Costs

Legal fees and other costs related to litigation and other legal proceedings or services are expensed as incurred and are included in Selling, general and administrative expenses. Certain legal costs associated with acquisitions are included in Acquisition-related costs and certain legal costs associated with divestitures, legal settlements and other business development activities are included in Litigation and other matters or Gain on investments, net within Other expense (income), net, as appropriate. Legal costs expensed are reported net of expected insurance recoveries. A claim for insurance recovery is recognized when realization becomes probable.

Advertising Costs

Advertising costs comprise product samples, print media, promotional materials and television advertising and are expensed on the first use of the advertisement. Included in Selling, general and administrative expenses are advertising costs of $285 million, $346 million and $309 million, for 2020, 2019 and 2018, respectively.

Share-Based Compensation

The Business participates in BHC’s long-term incentive program. The share-based awards granted under this long-term incentive program consist of time-based stock options, time-based restricted share units (“RSUs”) and performance-based RSUs. BHC’s performance-based RSUs are comprised of: (i) awards that vest upon achievement of certain share price appreciation conditions that are based on BHC total shareholder return (“TSR”) and (ii) awards that vest upon attainment of certain performance targets that are based on BHC’s return on tangible capital (“ROTC”). Stock-based compensation expense reflected in the accompanying Combined Financial Statements relates to stock plan awards of BHC awarded to Bausch +

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Confidential Treatment Requested by Bausch + Lomb Corporation

Pursuant to 17 C.F.R. Section 200.83

Lomb employees and not stock awards of Bausch + Lomb as Bausch + Lomb did not grant stock awards for any period presented. In addition to share-based compensation expense attributable to employees that are specific to the Bausch + Lomb business, share-based compensation expense also includes allocated charges from BHC, related to BHC employees providing corporate services to Bausch + Lomb. Accordingly, the amounts presented are not necessarily indicative of future awards and do not necessarily reflect the results that Bausch + Lomb would have experienced as an independent company for the periods presented.

The Business recognizes all share-based payments to employees of the Business, including grants of employee stock options and RSUs, at estimated fair value. The Business amortizes the fair value of stock option or RSU grants on a straight-line basis over the requisite service period of the individual stock option or RSU grant, which generally equals the vesting period. Stock option and RSU forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Share-based compensation is recorded in Research and development expenses and Selling, general and administrative expenses, as appropriate.

Acquisition-Related Contingent Consideration

Acquisition-related contingent consideration, which primarily consists of potential milestone payments and royalty obligations, is recorded in the Combined Balance Sheets at its acquisition date estimated fair value, in accordance with the acquisition method of accounting. The fair value of the acquisition-related contingent consideration is remeasured each reporting period, with changes in fair value recorded in the Combined Statements of Operations. The fair value measurement of contingent consideration obligations arising from business combinations is determined via a probability-weighted discounted cash flow analysis, using unobservable (Level 3) inputs. These inputs may include: (i) the estimated amount and timing of projected cash flows, (ii) the probability of the achievement of the factor(s) on which the contingency is based and (iii) the risk-adjusted discount rate used to present value the probability-weighted cash flows. Significant increases or decreases in any of those inputs in isolation could result in a significantly higher or lower fair value measurement.

Income Taxes

Income tax expense and deferred tax balances in the Combined Financial Statements have been calculated on a separate tax return basis. The Business’ operations are included in the tax returns of certain respective BHC entities of which the Business is a part. In the future, as a standalone entity, the Business will file tax returns on its own behalf, and its deferred taxes and effective income tax rate may differ from those in the historical periods.

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the temporary differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized. Deferred tax assets and liabilities are measured using enacted tax rates and laws. Deferred tax assets for outside basis differences in investments in subsidiaries are only recognized if the difference will be realized in the foreseeable future.

The tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority, based on the technical merits of the position. The tax benefits recognized from such position are measured based on the amount for which there is a greater than 50% likelihood of being realized upon settlement. Liabilities associated with uncertain tax positions are classified as long-term unless expected to be paid within one year. Interest and penalties related to uncertain tax positions, if any, are recorded in the provision for income taxes and classified with the related liability on the Combined balance sheets. Income taxes payable are accounted for within BHC investment on the Combined Balance Sheets.

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Confidential Treatment Requested by Bausch + Lomb Corporation

Pursuant to 17 C.F.R. Section 200.83

Comprehensive Income

Comprehensive income comprises Net (loss) income and Other comprehensive income (loss). Other comprehensive income (loss) includes items such as foreign currency translation adjustments and certain pension and other postretirement benefit plan adjustments. Accumulated other comprehensive loss is recorded as a component of equity.

Contingencies

In the normal course of business, the Business is subject to loss contingencies, such as claims and assessments arising from litigation and other legal proceedings, contractual indemnities, product and environmental liabilities, and tax matters. The Combined Financial Statements include litigation and other legal proceeding contingencies to the extent the matter is directly attributable to the Business. Accruals for loss contingencies are recorded when the Business determines that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the estimate of the amount of the loss is a range and some amount within the range appears to be a better estimate than any other amount within the range, that amount is accrued as a liability. If no amount within the range is a better estimate than any other amount, the minimum amount of the range is accrued as a liability. These accruals are adjusted periodically as assessments change or additional information becomes available.

If no accrual is made for a loss contingency because the amount of loss cannot be reasonably estimated, the Business will disclose contingent liabilities when there is at least a reasonable possibility that a loss or an additional loss may have been incurred.

Employee Benefit Plans

The Business sponsors various retirement and pension plans, including defined benefit pension plans, defined contribution plans and a participatory defined benefit postretirement plan. The determination of defined benefit pension and postretirement plan obligations and their associated expenses requires the use of actuarial valuations to estimate the benefits employees earn while working, as well as the present value of those benefits. Net actuarial gains and losses that exceed 10% of the greater of the plan’s projected benefit obligations or the market-related value of assets are amortized to earnings over the shorter of the estimated average future service period of the plan participants (or the estimated average future lifetime of the plan participants if the majority of plan participants are inactive) or the period until any anticipated final plan settlements.

In addition, BHC offers certain of its defined benefit plans, a participatory defined benefit postretirement medical and life insurance plans and defined contribution plan to be shared amongst its businesses, including the Business, and the participation of its employees and retirees in these plans is reflected as though the Business participated in a multiemployer plan with BHC. A proportionate share of the cost associated with the multiemployer plan is reflected in the Combined Financial Statements, while any assets and liabilities associated with the multiemployer plan are retained by BHC and recorded on BHC’s balance sheet.

BHC Investment

BHC’s cumulative interest in the assets and liabilities of the Business, inclusive of operating results, is presented as BHC investment on the Combined Balance Sheets. The Combined Statements of Equity include net cash transfers and other transfers between BHC and the Business as well as related party receivables and payables between the Business and other BHC affiliates that were settled on a current basis. BHC performs cash management and other treasury-related functions on a centralized basis for certain of its legal entities and, therefore, substantially all of the net cash generated by the Business is transferred to BHC through the intercompany accounts. Receivables due from, and payables due to BHC and its affiliates were not material for all periods presented.

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Confidential Treatment Requested by Bausch + Lomb Corporation

Pursuant to 17 C.F.R. Section 200.83

Adoption of New Accounting Standards

In May 2014, the FASB issued guidance on recognizing revenue from contracts with customers. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In applying the revenue model to contracts within its scope, an entity will: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. In addition to these provisions, the new standard provides implementation guidance on several other topics, including the accounting for certain revenue-related costs, as well as enhanced disclosure requirements. The new guidance requires entities to disclose both quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In March 2016, the FASB issued an amendment to clarify the implementation guidance around considerations whether an entity is a principal or an agent, impacting whether an entity reports revenue on a gross or net basis. In April 2016, the FASB issued an amendment to clarify guidance on identifying performance obligations and the implementation guidance on licensing.

The Business adopted this guidance effective January 1, 2018 using the modified retrospective approach. Based upon review of customer contracts, the Business concluded the implementation of the new guidance did not have a material quantitative impact on its Combined Financial Statements as the timing of revenue recognition for product sales did not significantly change. The new guidance did however result in additional disclosures as to the nature, amounts, and concentrations of revenue. See “Revenue Recognition” discussed in this Note 2 and Note 20, “SEGMENT INFORMATION” for additional details and the application of this guidance.

In October 2016, the FASB issued guidance requiring an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, rather than when the asset has been sold to an outside party. This guidance was effective for the Business January 1, 2018 and was applied using a modified retrospective approach through a cumulative-effect adjustment to BHC investment and deferred income taxes as of the effective date. The Business recorded a net cumulative-effect adjustment of $462 million to increase deferred income tax assets and decrease the opening balance of BHC investment for the income tax consequences deferred from past intra-entity transfers involving assets other than inventory.

In January 2017, the FASB issued guidance which simplifies the subsequent measurement of goodwill by eliminating “Step 2” from the goodwill impairment test. Instead, goodwill impairment is measured as the amount by which a reporting unit’s carrying value exceeds its fair value. The FASB also eliminated the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment. The guidance is effective for annual periods beginning after December 15, 2019, and interim periods within those annual periods, with early adoption permitted. The Business elected to early adopt this guidance effective January 1, 2018. The Business tested goodwill for impairment upon adopting this guidance and no impairment charges were recognized. See Note 8, “INTANGIBLE ASSETS AND GOODWILL” for the application of this guidance.

In February 2016, the FASB issued a new standard revising the accounting for leases to increase transparency and comparability among organizations that lease buildings, equipment and other assets by requiring the recognition of lease assets and lease liabilities on the balance sheet. Under the new standard, all leases are classified as either a finance lease or an operating lease. The classification is determined based on whether substantive control has been transferred to the lessee and its determination will govern the pattern of lease cost recognition. Finance leases are accounted for in substantially the same manner as capital leases under the former U.S. GAAP standard. Operating leases are accounted for in the statements of operations and statements of cash flows in a manner substantially consistent with operating leases under the

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Confidential Treatment Requested by Bausch + Lomb Corporation

Pursuant to 17 C.F.R. Section 200.83

former U.S. GAAP standard. However, as it relates to the balance sheet, operating lessees are, with limited exception, required to record a right-of-use asset and a corresponding lease liability, equal to the present value of the lease payments for each operating lease. Lessees are not required to recognize a right-of-use asset or lease liability for short-term leases, but instead recognizes lease payments as an expense on a straight-line basis over the lease term. The standard also requires lessees and lessors to provide additional qualitative and quantitative disclosures to help financial statement users assess the amounts, timing and uncertainty of cash flows arising from leases.

The Business adopted the new standard effective January 1, 2019, using the modified retrospective approach. Upon adoption, the Business elected the available practical expedients, including: (i) the package of practical expedients as defined in the accounting guidance, which among other things, allowed the carry forward of historical lease classifications, (ii) the election to use hindsight in determining the lease terms for all leases, (iii) the transition method, which does not require the restatement of prior periods, (iv) the election to aggregate lease components with non-lease components and account for these payments as a single lease component and (v) the short-term lease exemption, which does not require recognition on the balance sheet for leases with an initial term of 12 months or less. The Business has updated its systems, processes and controls to track, record and account for its lease portfolio, including implementation of a third-party software tool to assist in complying with the new standard. Upon adoption of the new standard, the Business recognized a right-of-use asset and a corresponding lease liability of $96 million. The adoption of the standard did not have a material impact on the Combined Statements of Operations, Comprehensive Loss, Equity and Cash Flows for any of the periods presented. See Note 11, “LEASES” for additional details and application of this standard.

In August 2018, the FASB issued guidance aligning the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The guidance is effective for annual periods beginning after December 15, 2019, and interim periods within those fiscal years with early adoption permitted. The Business has early-adopted this guidance prospectively for all implementation costs incurred after January 1, 2019. Implementation costs incurred in the Business’ hosting arrangements which were capitalized were not material.

In June 2016, the FASB issued guidance on the impairment of financial instruments requiring an impairment model based on expected losses rather than incurred losses. Under this guidance, an entity recognizes as an allowance its estimate of expected credit losses. The guidance was effective for the Business beginning January 1, 2020 and did not have a material effect on the Business’ Combined Financial Statements.

In August 2018, the FASB issued guidance modifying the disclosure requirements for fair value measurement. The guidance was effective for the Business beginning January 1, 2020. The application of this guidance did not have a material effect on the Business’ disclosures.

In March 2020, the FASB issued guidance providing optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or a reference rate that is expected to be discontinued as a result of reference rate reform. Optional expedients are provided for contract modification accounting within the areas of receivables, debt, leases, derivatives and hedging. The optional amendments are effective for all entities as of March 12, 2020, through December 31, 2022. During 2020, the Business has not entered into any contract modifications in which the optional expedients were applied. However, if prior to December 31, 2022 the Business enters into a contract modification in which the optional expedients are applied, the Business will evaluate the impact of adoption of this guidance on its financial position, results of operations and cash flows.

In August 2018, the FASB issued guidance modifying the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. The guidance was effective for annual periods ending after December 15, 2020. The application of this guidance did not have a material effect on the Business’ disclosures.

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Confidential Treatment Requested by Bausch + Lomb Corporation

Pursuant to 17 C.F.R. Section 200.83

Recently Issued Accounting Standards, Not Adopted as of December 31, 2020

In December 2019, the FASB issued guidance that simplifies the accounting for income taxes by eliminating certain exceptions to the guidance related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The guidance is effective for annual periods beginning after December 15, 2020. The application of this guidance is not expected to have a material effect on the Business’ financial position, results of operations and cash flows.

3.	RELATED PARTIES

Historically, the Business has been managed and operated in the ordinary course of business with other affiliates of BHC. Accordingly, certain corporate and shared costs have been allocated to the Business and reflected as expenses in the Combined Financial Statements. There have been no sales made to related parties for all periods presented.

Allocated Centralized Costs

The Combined Financial Statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of BHC. BHC incurs significant corporate costs for services provided to the Business as well as to other BHC businesses. The allocated corporate and shared costs to the Business for the years 2020, 2019 and 2018 were $354 million, $363 million and $333 million, respectively, and are included in Cost of goods sold (excluding amortization and impairments of intangible assets), Selling, general and administrative and Research and development in the Combined Statements of Operations. All such amounts have been deemed to have been incurred and settled by the Business in the period in which the costs were recorded and are included in the BHC investment. See Note 2, “SIGNIFICANT ACCOUNTING POLICIES” for additional information on the allocation of functional service expenses and general corporate expenses.

In the opinion of management of BHC and the Business, the expense and cost allocations have been determined on a basis considered to be a reasonable reflection of the utilization of services provided or the benefit received by the Business during 2020, 2019 and 2018. The amounts that would have been, or will be incurred, on a stand-alone basis could differ from the amounts allocated due to economies of scale, difference in management judgment, a requirement for more or fewer employees or other factors. In addition, the future results of operations, financial position and cash flows could differ materially from the historical results presented herein.

Accounts Receivable and Payable

Certain related party transactions between the Business and BHC have been included within BHC investment in the periods presented when the related party transactions are not settled in cash.

Certain transactions between the Business and BHC and affiliate businesses are cash-settled on a current basis and, therefore, are reflected in the Combined Balance Sheets. Accounts payable to BHC and its affiliates, and accounts receivables due from BHC and its affiliates were not material for any period presented.

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Confidential Treatment Requested by Bausch + Lomb Corporation

Pursuant to 17 C.F.R. Section 200.83

Net Transfers to BHC

The total effect of the settlement of related party transactions is reflected as a financing activity in the Combined Statements of Cash Flows. The components of the Net transfers to BHC for the years 2020, 2019 and 2018 are as follows:

(in millions)	2020	2019	2018
Cash pooling and general financing activities	$(428)	$(194)	$(735)
Corporate allocations	354	363	333
Benefit from income taxes	(106)	(706)	(193)

Total net transfers to BHC	(180)	(537)	(595)
Share-based compensation	(50)	(50)	(43)
Other, net	5	(6)	(15)

Net transfers to BHC per Combined Statements of Cash Flows	$(225)	$(593)	$(653)

4.	LICENSING AGREEMENTS AND ASSETS HELD FOR SALE

Licensing Agreements

In the normal course of business, the Business may enter into select licensing and collaborative agreements for the commercialization and/or development of unique products. These products are sometimes investigational treatments in early stage development that target unique conditions. The ultimate outcome, including whether the product will be: (i) fully developed, (ii) approved by regulatory agencies, (iii) covered by third-party payors or (iv) profitable for distribution, is highly uncertain. The commitment periods under these agreements vary and include customary termination provisions. Expenses arising from commitments, if any, to fund the development and testing of these products and their promotion are recognized as incurred. Royalties due are recognized when earned and milestone payments are accrued when each milestone has been achieved and payment is probable and can be reasonably estimated.

EyeGate Pharmaceuticals, Inc. (“EyeGate”) Licensing Agreement

On February 21, 2017, EyeGate granted a subsidiary of the Business the exclusive worldwide licensing rights to manufacture and sell the EyeGate® II Delivery System and EGP-437 combination product candidate for the treatment of post-operative pain and inflammation in ocular surgery patients. Under the terms of the licensing agreement, EyeGate was responsible for the continued development of this product candidate in the U.S. for the treatment of post-operative pain and inflammation in ocular surgery patients, and all associated costs, and the Business had the right to further develop the product in the field outside of the U.S. at its cost. In connection with the licensing agreement, the Business paid an initial license fee of $4 million during the three months ended March 31, 2017 and was obligated to make future payments of: (i) up to $34 million upon the achievement of certain development and regulatory milestones, of which $3 million was paid, (ii) up to $65 million upon the achievement of certain sales-based milestones and (iii) royalties. Based on early stage of development of the asset, and lack of acquired significant inputs, the Business concluded this was an asset acquisition.

On December 14, 2018, the Business issued a notice voluntarily terminating this licensing agreement dated February 21, 2017 and another license agreement dated July 9, 2015 with EyeGate, such termination was effective March 14, 2019. Following the termination of these agreements on March 14, 2019, the Business relinquished all rights to the EyeGate® II Delivery System and EGP-437 combination product. During 2018, the Business fully impaired the EyeGate® II Delivery System and EGP-437 combination product intangible assets and reduced the carrying value of the contingent consideration liabilities associated with these licensing agreements to zero. All payments due to EyeGate for reimbursement of certain out-of-pocket costs incurred in connection with development work have been provided for in the Business’ Combined Financial Statements.

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Confidential Treatment Requested by Bausch + Lomb Corporation

Pursuant to 17 C.F.R. Section 200.83

Option to Purchase All Ophthalmology Assets of Allegro Ophthalmics LLC (“Allegro”)

On September 21, 2020, the Business announced that it had entered into an agreement acquire an option to purchase all of the ophthalmology assets of Allegro (the “Option”), a privately held biopharmaceutical company focused on the development of therapies that regulate integrin functions for the treatment of ocular diseases. Among the assets to be acquired if the Option is exercised, is the worldwide rights to risuteganib (Luminate®), Allegro’s lead investigational compound in retina, which is believed to simultaneously act on the angiogenic, inflammatory and mitochondrial metabolic pathways implicated in diseases such as intermediate dry Age-related Macular Degeneration (“AMD”). A U.S. Phase 2a study with risuteganib in intermediate dry AMD met its primary endpoint of vision recovery and Phase 3 testing is in the planning stages. The aggregate payments to acquire the Option are $50 million and include an upfront payment of $10 million and a second payment of $40 million should Allegro raise additional funding. During 2020, the Business made and expensed the upfront payment of $10 million as acquired IPR&D included in Other expense, net. If the Option is exercised, additional payments to acquire all ophthalmology assets of Allegro will be due.

Assets Held for Sale

During 2019, the Business has identified certain products for disposal as of December 31, 2019. The products and the related assets and liabilities of this disposal group qualify as a business. Revenues associated with this business were $8 million and $11 million for the years 2019 and 2018, respectively. The carrying value of the business, including inventories, intangible assets, goodwill and deferred income taxes, was adjusted to its estimated fair value less costs to sell and reclassified as held for sale as of December 31, 2019. Included in Asset impairments in 2019 is a charge of $4 million associated with these assets held for sale. As a result of changing business dynamics, during 2020, the Business decided not to sell these assets and reclassified $21 million of held for sale assets as assets held and used at their respective fair values at the date of the decision not to sell. This reclassification did not impact the Combined Statement of Operations for 2020.

5.	FAIR VALUE MEASUREMENTS

Fair value measurements are estimated based on valuation techniques and inputs categorized as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities;

•

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using discounted cash flow methodologies, pricing models, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

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Confidential Treatment Requested by Bausch + Lomb Corporation

Pursuant to 17 C.F.R. Section 200.83

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following fair value hierarchy table presents the components and classification of the Business’ financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 and 2019:

	2020				2019
(in millions)	Carrying Value	Level 1	Level 2	Level 3	Carrying Value	Level 1	Level 2	Level 3
Assets:
Cash equivalents	$9	$1	$8	$—	$9	$1	$8	$—
Marketable securities	$—	$—	$—	$—	$3	$—	$3	$—
Liabilities:
Acquisition-related contingent consideration	$9	$—	$—	$9	$9	$—	$—	$9

There were no transfers between Level 1, Level 2 or Level 3 during 2020 and 2019.

Foreign Currency Exchange Contracts

During 2020, BHC, on behalf of the Business, entered into foreign currency exchange contracts, with an aggregate notional amount of $38 million outstanding as of December 31, 2020. Prior to 2020, the Business had no foreign currency exchange contracts for any period presented.

The fair value of the Business’ foreign currency exchange contracts as of December 31, 2020 was not material. Amounts included in Accrued and other current liabilities and in Prepaid expenses and other current assets, within the Combined Balance Sheets, were not material. During 2020, the net change in fair value was a gain of $3 million. Settlements of the Business’ foreign currency exchange contracts are reported as a gain or loss in the Combined Statements of Operations as part of Foreign exchange and other and reported as operating activities in the Combined Statements of Cash Flows. During 2020, the Business reported a realized gain of $3 million related to settlements of the Business’ foreign currency exchange contracts.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The following table presents the components and classification of the Business’ financial assets and liabilities measured at fair value on a non-recurring basis:

	December 31, 2020				December 31, 2019
(in millions)	Carrying Value	Level 1	Level 2	Level 3	Carrying Value	Level 1	Level 2	Level 3
Other non-current assets:
Non-current assets held for sale	$—	$—	$—	$—	$21	$—	$—	$21

Non-current assets held for sale of $21 million included in the Combined Balance Sheets as of December 31, 2019 were remeasured to estimated fair values less costs to sell. Included in Asset impairments in 2019 is a charge of $4 million associated with these assets held for sale. The estimated fair values of these assets less costs to sell were determined using a discounted cash flow analysis which utilized Level 3 unobservable inputs. See Note 4, “LICENSING AGREEMENTS AND ASSETS HELD FOR SALE” for additional details regarding these assets held for sale.

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Confidential Treatment Requested by Bausch + Lomb Corporation

Pursuant to 17 C.F.R. Section 200.83

6.	INVENTORIES

Inventories, net as of December 31, 2020 and 2019 consist of:

(in millions)	2020	2019
Raw materials	$145	$156
Work in process	33	36
Finished goods	438	400

	$616	$592

Inventory write-offs were $30 million, $20 million, and $25 million for 2020, 2019 and 2018, respectively.

7.	PROPERTY, PLANT AND EQUIPMENT

The major components of property, plant and equipment as of December 31, 2020 and 2019 consist of:

(in millions)	2020	2019
Land	$48	$45
Buildings	488	467
Machinery and equipment	1,291	1,194
Other equipment and leasehold improvements	204	207
Construction in progress	396	212

	2,427	2,125
Less accumulated depreciation	(1,263)	(1,128)

	$1,164	$997

Depreciation expense was $119 million, $121 million and $118 million for 2020, 2019 and 2018, respectively.

8.	INTANGIBLE ASSETS AND GOODWILL

Intangible Assets

The major components of intangible assets as of December 31, 2020 and 2019 consist of:

	Weighted- Average Remaining Useful Lives (Years)	2020			2019
(in millions)		Gross Carrying Amount	Accumulated Amortization and Impairments	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization and Impairments	Net Carrying Amount
Finite-lived intangible assets:
Product brands	4	$2,687	$(1,999)	$688	$2,592	$(1,690)	$902
Corporate brands	7	12	(4)	8	13	(5)	8
Product rights/patents	3	985	(832)	153	979	(754)	225
Technology and other	3	66	(58)	8	66	(51)	15

Total finite-lived intangible assets		3,750	(2,893)	857	3,650	(2,500)	1,150
Acquired IPR&D not in service	NA	7	—	7	7	—	7
B&L Trademark	NA	1,698	—	1,698	1,698	—	1,698

		$5,455	$(2,893)	$2,562	$5,355	$(2,500)	$2,855

F-29

Confidential Treatment Requested by Bausch + Lomb Corporation

Pursuant to 17 C.F.R. Section 200.83

Long-lived assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment charges associated with these assets are included in Other expense, net in the Combined Statement of Operations. The Business continues to monitor the recoverability of its finite-lived intangible assets and tests the intangible assets for impairment if indicators of impairment are present.

Asset impairments for 2020 of $1 million included impairments associated with the discontinuance of certain product lines.

Assets impairments for 2019 of $16 million included impairments of: (i) $12 million due to decreases in forecasted sales of certain product lines and (ii) $4 million related to assets being classified as held for sale.

Asset impairments for 2018 of $52 million included impairments of: (i) $28 million related to Acquired IPR&D not in service related to the EyeGate® II Delivery System and EGP-437 combination product intangible assets, as more fully discussed in Note 4, “LICENSING AGREEMENTS AND ASSETS HELD FOR SALE,” (ii) $19 million associated with the discontinuance of certain product lines and (iii) $5 million due to decreases in forecasted sales of certain product lines.

The impairments to assets reclassified as held for sale were measured as the difference of the carrying value of these assets as compared to the estimated fair values of these assets less costs to sell determined using a discounted cash flow analysis which utilized Level 3 unobservable inputs. The other impairments and adjustments to finite-lived intangible assets were measured as the difference of the historical carrying value of these finite-lived assets as compared to the estimated fair value as determined using a discounted cash flow analysis using Level 3 unobservable inputs.

Periodically, the Business’ products face the expiration of their patent or regulatory exclusivity. The Business anticipates that product sales for such product would decrease shortly following a loss of exclusivity, due to the possible entry of a generic competitor. Where the Business has the rights, it may elect to launch an authorized generic of such product (either as the Business’ own branded generic or through a third-party). This may occur prior to, upon or following generic entry, which may mitigate the anticipated decrease in product sales; however, even with launch of an authorized generic, the decline in product sales of such product could still be significant, and the effect on future revenues could be material. Management continually assesses the useful lives related to the Business’ long-lived assets to reflect the most current assumptions.

Estimated amortization expense of finite-lived intangible assets for the five years ending December 31 and thereafter are as follows:

(in millions)	2021	2022	2023	2024	2025	Thereafter	Total
Amortization	$291	$249	$181	$87	$38	$11	$857

F-30

Confidential Treatment Requested by Bausch + Lomb Corporation

Pursuant to 17 C.F.R. Section 200.83

Goodwill

Prior to 2021, the Business had one operating and reportable segment. The changes in the carrying amounts of goodwill during the years 2020, 2019 and 2018 were as follows:

(in millions)
Balance, January 1, 2018	$4,666
Foreign exchange and other	(87)

Balance, December 31, 2018	4,579
Goodwill reclassified to assets held for sale (Note 4)	(10)
Foreign exchange and other	(15)

Balance, December 31, 2019	4,554
Assets held for sale reclassified to goodwill (Note 4)	10
Foreign exchange and other	121

Balance, December 31, 2020	$4,685

Goodwill is not amortized but is tested for impairment at least annually on October 1st at the reporting unit level. A reporting unit is the same as, or one level below, an operating segment. The Business performs its annual impairment test by first assessing qualitative factors. Where the qualitative assessment suggests that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative fair value test is performed for that reporting unit (Step 1).

The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants. The Business estimates the fair values of a reporting unit using a discounted cash flow model which utilizes Level 3 unobservable inputs. The discounted cash flow model relies on assumptions regarding revenue growth rates, gross profit, projected working capital needs, selling, general and administrative expenses, research and development expenses, capital expenditures, income tax rates, discount rates and terminal growth rates. To estimate fair value, the Business discounts the forecasted cash flows of each reporting unit. The discount rate the Business uses represents the estimated weighted average cost of capital, which reflects the overall level of inherent risk involved in its reporting unit operations and the rate of return a market participant would expect to earn. The quantitative fair value test is performed utilizing long-term growth rates and discount rates applied to the estimated cash flows in estimation of fair value. To estimate cash flows beyond the final year of its model, the Business estimates a terminal value by applying an in-perpetuity growth assumption and discount factor to determine the reporting unit’s terminal value.

To forecast a reporting unit’s cash flows the Business takes into consideration economic conditions and trends, estimated future operating results, management’s and a market participant’s view of growth rates and product lives, and anticipates future economic conditions. Revenue growth rates inherent in these forecasts are based on input from internal and external market research that compare factors such as growth in global economies, recent industry trends and product life-cycles. Macroeconomic factors such as changes in economies, changes in the competitive landscape including the unexpected loss of exclusivity to the Business’ product portfolio, changes in government legislation, product life-cycles, industry consolidations and other changes beyond the Business’ control could have a positive or negative impact on achieving its targets. Accordingly, if market conditions deteriorate, or if the Business is unable to execute its strategies, it may be necessary to record impairment charges in the future.

January 1, 2018 Goodwill Impairment Test

The Business conducted quantitative fair value testing of goodwill for impairment as of January 1, 2018, the earliest available reporting date, utilizing a long-term growth rate of 3% and discount rates of 7.5% and 11.0%, in estimation of the fair value of its reporting units. Based on the quantitative fair value tests, the fair value of each reporting unit exceeded its carrying value by more than 35% and as a result there was no impairment to goodwill.

F-31

Confidential Treatment Requested by Bausch + Lomb Corporation

Pursuant to 17 C.F.R. Section 200.83

Annual Goodwill Impairment Tests

The Business conducted its annual goodwill impairment tests as of October 1, 2020, 2019 and 2018 by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In management’s assessment, no qualitative factors were identified which suggested that it was more likely than not that the carrying amount of a reporting unit exceeded its fair value, and therefore there was no impairment to the goodwill of any reporting unit for the years 2020, 2019 and 2018.

As more fully discussed in Note 2, “SIGNIFICANT ACCOUNTING POLICIES”—Impacts of COVID-19 Pandemic, the Business has assessed the potential impact that the COVID-19 pandemic is likely to have on its forecasted cash flows. In performing its assessment, the Business considered the possible effects and outcomes of the COVID-19 pandemic on, among other things, its supply chain, customers and distributors, employee base, product sustainability, research and development activities, product pipeline and consumer demand and related rebates and discounts and has made adjustments, although not considered to be material, to its long-term forecasts as of October 1, 2020 (the date goodwill was last tested for impairment) for these and other matters. After completing this assessment, although not completely insulated from the negative effects of the COVID-19 pandemic, the Business believes that its long-term forecasted cash flows, as adjusted for the possible outcome of the COVID-19 pandemic and other matters, do not indicate that the fair value of any reporting unit may be below its carrying value.

The Business’ latest forecasts of cash flows gives consideration to the nature and timing of the expected revenue losses disclosed above. The changes in the amounts and timing of these revenues as presented in the latest forecasts include a range of potential outcomes and, are not substantial enough to materially adversely affect the recoverability of any of the associated reporting units’ assets and are not material enough to indicate that the fair values of those reporting units might be below their respective carrying values.

If market conditions deteriorate, or if the Business is unable to execute its strategies, it may be necessary to record impairment charges in the future.

During the second quarter of 2021, the Business realigned and began managing its operations differently, and as a result the Business will reallocate its goodwill to align with the new operating segments during the second quarter of 2021. See Note 20, “SEGMENT INFORMATION” for additional information.

There were no goodwill impairment charges through December 31, 2020.

9.	ACCRUED AND OTHER CURRENT LIABILITIES

Accrued and other current liabilities as of December 31, 2020 and 2019 consist of:

(in millions)	2020	2019
Employee compensation and benefit costs	$168	$146
Product rebates	122	138
Discounts and allowances	86	77
Product returns	77	73
Income taxes payable	1	38
Other	277	301

	$731	$773

10.	PENSION AND POSTRETIREMENT EMPLOYEE BENEFIT PLANS

Single Employer Plans

The Business has defined benefit plans and a participatory defined benefit postretirement medical and life insurance plan, which covers a closed grandfathered group of legacy U.S. employees and employees in

F-32

Confidential Treatment Requested by Bausch + Lomb Corporation

Pursuant to 17 C.F.R. Section 200.83

certain other countries. The U.S. defined benefit accruals were frozen as of December 31, 2004 and benefits that were earned up to December 31, 2004 were preserved. Participants continue to earn interest credits on their cash balance at an interest crediting rate that is equal to the greater of: i) the average annual yield on 10-year Treasury bonds in effect for the November preceding the plan year or ii) 4.50%. The most significant non-U.S. plans are two defined benefit plans in Ireland. In 2011, both Ireland defined benefit plans were closed to future service benefit accruals; however, additional accruals related to annual salary increases continued. In December 2014, one of the Ireland defined benefit plans was amended effective August 2014 to eliminate future benefit accruals related to salary increases. All of the pension benefits accrued through the plan amendment date were preserved. As a result of the plan amendment, there are no active plan participants accruing benefits under the amended Ireland defined benefit plan. The U.S. postretirement benefit plan was amended effective January 1, 2005 to eliminate employer contributions after age 65 for participants who did not meet the minimum requirements of age and service on that date. The employer contributions for medical and prescription drug benefits for participants retiring after March 1, 1989 were frozen effective January 1, 2010. Effective January 1, 2014, the Business no longer offers medical and life insurance coverage to new retirees.

In addition to the legacy benefit plans, outside of the U.S., a limited group of the Business’ employees are covered by defined benefit pension plans.

The Business uses December 31 as the year-end measurement date for all of its defined benefit pension plans and the postretirement benefit plan.

Accounting for Pension Benefit Plans and Postretirement Benefit Plan

The Business recognizes in its Combined Balance Sheets an asset or liability equal to the over- or under-funded benefit obligation of each defined benefit pension plan and postretirement benefit plan. Actuarial gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost are recognized, net of tax, as a component of other comprehensive income (loss).

The amounts included in Accumulated other comprehensive loss as of December 31, 2020, and 2019 were as follows:

	Pension Benefit Plans				U.S. Postretirement Benefit Plan
	U.S. Plan		Non-U.S. Plans
(in millions)	2020	2019	2020	2019	2020	2019
Unrecognized actuarial losses	$(21)	$(20)	$(76)	$(64)	$(3)	$(2)
Unrecognized prior service credits	$—	$—	$27	$26	$11	$14

Net Periodic (Benefit) Cost

The following table provides the components of net periodic (benefit) cost for the Business’ defined benefit pension plans and postretirement benefit plan in 2020, 2019 and 2018:

	Pension Benefit Plans						U.S. Postretirement Benefit Plan
	U.S. Plan			Non-U.S. Plans
(in millions)	2020	2019	2018	2020	2019	2018	2020	2019	2018
Service cost	$1	$2	$2	$2	$2	$2	$—	$—	$—
Interest cost	6	8	7	3	4	5	1	1	1
Expected return on plan assets	(13)	(13)	(15)	(5)	(5)	(5)	—	—	—
Amortization of net loss	—	—	—	1	1	1	—	—	—
Amortization of prior service credit	—	—	—	(1)	(1)	(1)	(3)	(2)	(2)

Net periodic (benefit) cost	$(6)	$(3)	$(6)	$—	$1	$2	$(2)	$(1)	$(1)

F-33

Confidential Treatment Requested by Bausch + Lomb Corporation

Pursuant to 17 C.F.R. Section 200.83

Benefit Obligation, Change in Plan Assets and Funded Status

The table below presents components of the change in projected benefit obligation, change in plan assets and funded status for 2020 and 2019:

	Pension Benefit Plans				U.S. Postretirement Benefit Plan
	U.S. Plan		Non-U.S. Plans
(in millions)	2020	2019	2020	2019	2020	2019
Change in Projected Benefit Obligation
Projected benefit obligation, beginning of year	$227	$214	$246	$225	$41	$41
Service cost	1	2	2	2	—	—
Interest cost	6	8	3	4	1	1
Employee contributions	—	—	—	—	—	1
Settlements	—	—	(2)	—	—	—
Benefits paid	(15)	(15)	(4)	(8)	(4)	(4)
Actuarial losses	17	18	13	28	1	2
Currency translation adjustments	—	—	22	(5)	—	—

Projected benefit obligation, end of year	236	227	280	246	39	41

Change in Plan Assets
Fair value of plan assets, beginning of year	216	187	157	143	—	—
Actual return on plan assets	29	42	11	17	—	—
Employee contributions	—	—	—	—	—	1
Company contributions	1	2	8	8	4	3
Settlements	—	—	(2)	—	—	—
Benefits paid	(15)	(15)	(4)	(8)	(4)	(4)
Currency translation adjustments	—	—	15	(3)	—	—

Fair value of plan assets, end of year	231	216	185	157	—	—

Funded Status at end of year	$(5)	$(11)	$(95)	$(89)	$(39)	$(41)

Recognized as:
Accrued and other current liabilities	$—	$—	$(2)	$(1)	$(4)	$(5)
Other non-current liabilities	$(5)	$(11)	$(93)	$(88)	$(35)	$(36)

A number of the Business’ pension benefit plans were underfunded as of December 31, 2020 and 2019, having accumulated benefit obligations exceeding the fair value of plan assets. Information for the underfunded pension benefit plans is as follows:

	U.S. Plan		Non-U.S. Plans
(in millions)	2020	2019	2020	2019
Projected benefit obligation	$236	$227	$280	$246
Accumulated benefit obligation	236	227	276	242
Fair value of plan assets	231	216	185	157

The Business’ policy for funding its pension benefit plans is to make contributions that meet or exceed the minimum statutory funding requirements. These contributions are determined based upon recommendations made by the actuary under accepted actuarial principles. In 2021, the Business expects to contribute $0, $9 million and $4 million to the U.S. pension benefit plan, the non-U.S. pension benefit plans and the U.S. postretirement benefit plan, respectively. The Business plans to use postretirement benefit plan assets and cash on hand, as necessary, to fund the U.S. postretirement benefit plan benefit payments in 2021.

F-34

Confidential Treatment Requested by Bausch + Lomb Corporation

Pursuant to 17 C.F.R. Section 200.83

Estimated Future Benefit Payments

Future benefit payments over the next 10 years for the pension benefit plans and the postretirement benefit plan, which reflect expected future service, as appropriate, are expected to be paid as follows:

(in millions)	Pension Benefit Plans		U.S. Postretirement Benefit Plan
	U.S. Plan	Non-U.S. Plans
2021	$14	$5	$4
2022	19	5	4
2023	17	5	4
2024	17	5	3
2025	17	6	3
2026-2030	75	33	12

Assumptions

The weighted-average assumptions used to determine net periodic benefit costs and benefit obligations for 2020, 2019 and 2018 were as follows:

	Pension Benefit Plans			U.S. Postretirement Benefit Plan
	2020	2019	2018	2020	2019	2018
For Determining Net Periodic (Benefit) Cost
U.S. Plans:
Discount rate	3.16%	4.25%	3.56%	3.04%	4.16%	3.47%
Expected rate of return on plan assets	6.25%	7.25%	7.50%	—	—	—
Rate of compensation increase	—	—	—	—	—	—
Interest crediting rate	5.00%	5.00%	5.00%
Non-U.S. Plans:
Discount rate	1.48%	2.19%	2.13%
Expected rate of return on plan assets	2.97%	3.45%	3.70%
Rate of compensation increase	2.99%	2.76%	2.77%

	Pension Benefit Plans		U.S. Postretirement Benefit Plan
	2020	2019	2020	2019
For Determining Benefit Obligation
U.S. Plans:
Discount rate	2.25%	3.16%	2.09%	3.04%
Rate of compensation increase	—	—	—	—
Interest crediting rate	4.75%	5.00%
Non-U.S. Plans:
Discount rate	1.19%	1.47%
Rate of compensation increase	2.50%	2.96%

The expected long-term rate of return on plan assets was developed based on a capital markets model that uses expected asset class returns, variance and correlation assumptions. The expected asset class returns were developed starting with current Treasury (for the U.S. pension plan) or Eurozone (for the Ireland pension plans) government yields and then adding corporate bond spreads and equity risk premiums to develop the return expectations for each asset class. The expected asset class returns are forward-looking. The variance and correlation assumptions are also forward-looking. They take into account historical relationships, but are adjusted to reflect expected capital market trends.

F-35

Confidential Treatment Requested by Bausch + Lomb Corporation

Pursuant to 17 C.F.R. Section 200.83

The discount rate used to determine benefit obligations represents the current rate at which the benefit plan liabilities could be effectively settled considering the timing of expected payments for plan participants.

The 2021 expected rate of return for the U.S. pension benefit plan will be 5.00%. The 2021 expected rate of return for the Ireland pension benefit plans will be 2.75%.

Pension Benefit Plans Assets

Pension benefit plan assets are invested in several asset categories. The following presents the actual asset allocation as of December 31, 2020 and 2019:

	2020	2019
U.S. Plan
Cash and cash equivalents	1%	1%
Equity securities	39%	55%
Fixed income securities	60%	44%
Non-U.S. Plans
Cash and cash equivalents	2%	4%
Equity securities	28%	25%
Fixed income securities	59%	66%
Other	11%	5%

The investment strategy underlying pension plan asset allocation is to manage the assets of the plan to provide for the non-current liabilities while maintaining sufficient liquidity to pay current benefits. Pension plan assets are diversified to protect against large investment losses and to reduce the probability of excessive performance volatility. Diversification of assets is achieved by allocating funds to various asset classes and investment styles within asset classes, and retaining investment management firm(s) with complementary investment philosophies, styles and approaches.

The Business’ pension plan assets are managed by outside investment managers using a total return investment approach, whereby a mix of equity and debt securities investments are used to maximize the long-term rate of return on plan assets. A significant portion of the assets of the U.S. and Ireland pension plans have been invested in equity securities, as equity portfolios have historically provided higher returns than debt and other asset classes over extended time horizons. Correspondingly, equity investments also entail greater risks than other investments. Equity risks are balanced by investing a significant portion of plan assets in broadly diversified fixed income securities.

Fair Value of Plan Assets

The Business measured the fair value of plan assets based on the prices that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5, “FAIR VALUE MEASUREMENTS” for details on the Business’ fair value measurements based on a three-tier hierarchy.

F-36

Confidential Treatment Requested by Bausch + Lomb Corporation

Pursuant to 17 C.F.R. Section 200.83

The table below presents total plan assets by investment category as of December 31, 2020 and 2019 and the classification of each investment category within the fair value hierarchy with respect to the inputs used to measure fair value. There were no Level 3 plan assets for any period presented and there were no transfers between Level 1 and Level 2 during 2020 and 2019.

	Pension Benefit Plans—U.S. Plans
	December 31, 2020			December 31, 2019
(in millions)	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash and cash equivalents	$2	$—	$2	$1	$—	$1
Commingled funds:
Equity securities:
U.S. broad market	—	48	48	—	64	64
Emerging markets	—	9	9	—	15	15
Worldwide developed markets	—	20	20	—	26	26
Other assets	—	14	14	—	15	15
Fixed income securities:
Investment grade	—	138	138	—	95	95

	$2	$229	$231	$1	$215	$216

	Pension Benefit Plans—Non-U.S. Plans
	December 31, 2020			December 31, 2019
(in millions)	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash equivalents	$—	$3	$3	$—	$7	$7
Commingled funds:
Equity securities:
Emerging markets	—	1	1	—	2	2
Developed markets	—	51	51	—	38	38
Fixed income securities:
Investment grade	—	6	6	—	9	9
Global high yield	—	1	1	—	3	3
Government bond funds	1	102	103	1	90	91
Other assets	—	20	20	—	7	7

	$1	$184	$185	$1	$156	$157

Cash equivalents consisted primarily of term deposits and money market instruments. The fair value of the term deposits approximates their carrying amounts due to their short term maturities. The money market instruments also have short maturities and are valued using a market approach based on the quoted market prices of identical instruments.

Commingled funds are not publicly traded. The underlying assets in these funds are publicly traded on the exchanges and have readily available price quotes. The Ireland pension plans held approximately 95% of the non-U.S. commingled funds in 2020 and 2019. The commingled funds held by the U.S. and Ireland pension plans are primarily invested in index funds.

The underlying assets in the fixed income funds are generally valued using the net asset value per fund share, which is derived using a market approach with inputs that include broker quotes, benchmark yields, base spreads and reported trades.

Defined Contribution Plans

BHC sponsors defined contribution plans in the U.S., Ireland and certain other countries, which the Business participates in. Under these plans, employees are allowed to contribute a portion of their salaries to the

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Confidential Treatment Requested by Bausch + Lomb Corporation

Pursuant to 17 C.F.R. Section 200.83

plans, and the Business matches a portion of the employee contributions. BHC, on behalf of the Business, contributed $36 million, $34 million and $30 million to these plans during the years 2020, 2019 and 2018, respectively.

Multiemployer Plans

BHC offers certain of its defined benefit plans, a participatory defined benefit postretirement medical and life insurance plans and defined contribution plan to be shared amongst its businesses, including Bausch + Lomb, and the participation of its employees and retirees in these plans is reflected as though Bausch + Lomb participated in a multiemployer plan with BHC. A proportionate share of the cost associated with the multiemployer plan is reflected in the Combined Financial Statements, while any assets and liabilities associated with the multiemployer plan are retained by BHC and recorded on BHC’s balance sheet. Bausch + Lomb’s proportionate share of these costs were not material for any period presented.

11.	LEASES

Right-of-use assets and lease liabilities associated with the Business’ operating leases are included in the Combined Balance Sheet as of December 31, 2020 and 2019 as follows:

(in millions)	2020	2019
Right-of-use assets included in:
Other non-current assets	$100	$93

Lease liabilities included in:
Accrued and other current liabilities	$18	$16
Other non-current liabilities	83	77

Total lease liabilities	$101	$93

As of December 31, 2020 and 2019, the Business’ finance leases were not material and for 2020 and 2019 sub-lease income and short-term lease expense were not material. Lease expense for 2020 and 2019 includes:

(in millions)	2020	2019
Operating lease costs	$36	$36
Variable operating lease costs	$5	$7

Other information related to operating leases for 2020 and 2019 is as follows:

(dollars in millions)	2020	2019
Cash paid from operating cash flows for amounts included in the measurement of lease liabilities	$24	$25
Right-of-use assets obtained in exchange for new operating lease liabilities	$21	$18
Weighted-average remaining lease term	8.9 years	9.9 years
Weighted-average discount rate	6.2%	6.3%

Right-of-use assets obtained in exchange for new operating lease liabilities during the year ended December 31, 2019 of $18 million in the table above does not include $96 million of right-of-use assets recognized upon adoption of the new standard for accounting for leases on January 1, 2019. See Note 2, “SIGNIFICANT ACCOUNTING POLICIES” for further detail regarding the impact of adoption.

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Confidential Treatment Requested by Bausch + Lomb Corporation

Pursuant to 17 C.F.R. Section 200.83

As of December 31, 2020, future payments under noncancelable operating leases for each of the five succeeding years ending December 31 and thereafter are as follows:

(in millions)
2021	$24
2022	19
2023	15
2024	13
2025	11
Thereafter	53

Total	135
Less: Imputed interest	34

Present value of remaining lease payments	101
Less: Current portion	18

Non-current portion	$83

Upon adopting the new lease guidance, the Business elected the modified retrospective approach without revising prior periods. Rental expense related to operating lease agreements was $49 million for 2018.

12.	SHARE-BASED COMPENSATION

The Business participates in BHC’s long-term incentive program. Accordingly, the following disclosures represent share-based compensation expense attributable to Bausch + Lomb based on the awards and terms previously granted under BHC’s share-based compensation plans. Share-based compensation expense attributable to Bausch + Lomb is derived from: (i) the specific identification of Bausch + Lomb employees, and (ii) an allocation of charges from BHC, related to BHC employees providing corporate services to Bausch + Lomb. Accordingly, the amounts presented are not necessarily indicative of future awards and do not necessarily reflect the results that the Business would have experienced as an independent company for the periods presented.

In May 2014, BHC shareholders approved BHC’s 2014 Omnibus Incentive Plan (the “2014 Plan”) which replaced the BHC’s 2011 Omnibus Incentive Plan (the “2011 Plan”) for future equity awards granted by BHC. BHC transferred the common shares available under the 2011 Plan to the 2014 Plan. The maximum number of common shares that may be issued to participants under the 2014 Plan is equal to 18,000,000 common shares, plus the number of common shares under the 2011 Plan reserved but unissued and not underlying outstanding awards and the number of common shares becoming available for reuse after awards are terminated, forfeited, cancelled, exchanged or surrendered under the 2011 Plan and the BHC’s 2007 Equity Compensation Plan. BHC registered 20,000,000 common shares for issuance under the 2014 Plan.

Effective April 30, 2018, BHC amended and restated its 2014 Plan (the “Amended and Restated 2014 Plan”). The Amended and Restated 2014 Plan includes the following amendments: (i) the number of common shares authorized for issuance under the Amended and Restated 2014 Plan has been increased by an additional 11,900,000 common shares, as approved by the requisite number of BHC shareholders at BHC’s annual general meeting held on April 30, 2018, (ii) introduction of a $750,000 aggregate fair market value limit on awards (in either equity, cash or other compensation) that can be granted in any calendar year to a participant who is a non-employee director, (iii) housekeeping changes to address recent changes to Section 162(m) of the Internal Revenue Code, (iv) awards are expressly subject to the BHC’s clawback policy and (v) awards not assumed or substituted in connection with a Change of Control (as defined in the Amended and Restated 2014 Plan) will only vest on a pro rata basis.

Effective April 28, 2020, BHC further amended and restated the Amended and Restated 2014 Plan (the “Further Amended and Restated 2014 Plan”). The Further Amended and Restated 2014 Plan includes the

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Confidential Treatment Requested by Bausch + Lomb Corporation

Pursuant to 17 C.F.R. Section 200.83

following amendments: (i) the number of common shares authorized for issuance under the Further Amended and Restated 2014 Plan has been increased by an additional 13,500,000 common shares, as approved by the requisite number of BHC shareholders at BHC’s annual general meeting held on April 28, 2020, (ii) the exercise price of stock options and share appreciation rights (“SARs”) will be based on the closing price of the underlying common shares on the date such stock options or SARs are granted (rather than on the last preceding trading date), (iii) additional provisions clarifying that: (a) stock options and SARs will not be eligible for the payment of dividend or dividend equivalents and (b) the Talent and Compensation Committee of the Board of Directors of BHC cannot, without BHC shareholder approval, seek to effect any repricing of any previously granted “underwater” stock option or SAR and (iv) other housekeeping and/or clerical changes.

BHC has a long-term incentive program with the objective of realigning the share-based awards granted to senior management with BHC’s focus on improving its tangible capital usage and allocation while maintaining focus on improving BHC total shareholder return over the long-term. The share-based awards granted under this long-term incentive program consist of time-based stock options, time-based RSUs and performance-based RSUs. Performance-based RSUs are comprised of: (i) awards that vest upon achievement of certain share price appreciation conditions that are based on BHC TSR and (ii) awards that vest upon attainment of certain performance targets that are based on the BHC’s ROTC.

Approximately 16,902,000 of BHC’s common shares were available for future grants as of December 31, 2020. BHC uses reserved and unissued common shares to satisfy its obligation under its share-based compensation plans.

The components and classification of share-based compensation expense related to stock options and RSUs directly attributable to those employees specifically identified as Bausch + Lomb employees for the years 2020, 2019 and 2018 were as follows:

(in millions)	2020	2019	2018
Stock options	$3	$3	$3
RSUs	27	24	18

Share-based compensation expense	$30	$27	$21

Research and development expenses	$5	$6	$5
Selling, general and administrative expenses	25	21	16

Share-based compensation expense	$30	$27	$21

In addition to share-based compensation expense attributable to employees that are specific to the Bausch + Lomb business, share-based compensation expense also includes $20 million, $23 million and $22 million for the years 2020, 2019 and 2018 respectively, of allocated charges from BHC, based on revenues, related to BHC employees providing corporate services to Bausch + Lomb.

Stock Options

Stock options granted under the 2011 Plan and the Amended and Restated 2014 Plan generally expire on the fifth or tenth anniversary of the grant date. The exercise price of any stock option granted under the 2011 Plan and the Amended and Restated 2014 Plan will not be less than the closing price per common share preceding the date of grant. Stock options generally vest 33% and 25% each year over a three-year and four-year period, respectively, on the anniversary of the date of grant.

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The fair values of all stock options granted for the years 2020, 2019 and 2018 were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2020	2019	2018
Expected stock option life (years)	3.0	3.0	3.0
Expected volatility	38.6%	46.5%	54.1%
Risk-free interest rate	1.2%	2.5%	2.7%
Expected dividend yield	—%	—%	—%

The expected stock option life was determined based on historical exercise and forfeiture patterns associated with historical BHC stock option grants. The expected volatility was determined based on implied volatility in the market traded options of the BHC’s common shares. The risk-free interest rate was determined based on the rate at the time of grant for zero-coupon U.S. government bonds with maturity dates equal to the expected life of the stock option. The expected dividend yield was determined based on the stock option’s exercise price and expected BHC annual dividend rate at the time of grant.

The Black-Scholes option-pricing model used by BHC to calculate stock option values was developed to estimate the fair value of freely tradable, fully transferable stock options without vesting restrictions, which significantly differ from BHC’s stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and expected time until exercise.

The weighted-average fair values of stock options granted to Bausch + Lomb employees in 2020, 2019 and 2018 were $6.60, $8.47 and $5.95, respectively. The total intrinsic values of, and proceeds received from, stock options exercised in 2020, 2019 and 2018, by employees specifically identified as Bausch + Lomb employees, were not material.

As of December 31, 2020, the total remaining unrecognized compensation expense related to non-vested stock options of employees specifically identified as Bausch + Lomb employees amounted to $2 million, which will be amortized over the weighted-average remaining requisite service period of approximately 1.5 years. The total fair value of stock options vested in 2020, 2019 and 2018 were $2 million, $2 million and $3 million, respectively.

RSUs

RSUs generally vest on the first or third anniversary date from the date of grant or 33% a year over a three-year period. Pursuant to the applicable unit agreement, certain RSUs may be subject to the attainment of any applicable performance goals specified by the Board of Directors. If the vesting of the RSUs is conditional upon the attainment of performance goals, any RSUs that do not vest as a result of a determination that the prescribed performance goals failed to be attained will be forfeited immediately upon such determination. RSUs are credited with dividend equivalents, in the form of additional RSUs, when dividends are paid on the BHC’s common shares. Such additional RSUs will have the same vesting dates and will vest under the same terms as the RSUs in respect of which such additional RSUs are credited.

To the extent provided for in a RSU agreement, BHC may, in lieu of all or a portion of the common shares which would otherwise be provided to a holder, elect to pay a cash amount equivalent to the market price of the BHC’s common shares on the vesting date for each vested RSU. The amount of cash payment will be determined based on the average market price of BHC’s common shares on the vesting date. BHC’s current intent is to settle vested RSUs through the issuance of common shares.

Time-Based RSUs

Each vested time-based RSU represents the right of a holder to receive one of BHC’s common shares. The fair value of each RSU granted is estimated based on the trading price of BHC’s common shares on the date of grant.

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As of December 31, 2020, the total remaining unrecognized compensation expense related to non-vested time-based RSUs of those employees specifically identified as Bausch + Lomb employees amounted to $20 million, which will be amortized over the weighted-average remaining requisite service period of approximately 1.5 years. The total fair value of time-based RSUs vested in 2020, 2019 and 2018 were $19 million, $11 million and $8 million, respectively.

Performance-Based RSUs

Each vested performance-based RSU represents the right of a holder to receive a number of BHC’s common shares up to a specified maximum. Performance-based RSUs vest upon achievement of certain BHC share price appreciation conditions or attainment of certain BHC performance targets. If BHC’s performance is below a specified performance level, no common shares will be paid.

The fair value of each TSR performance-based RSU granted during 2020, 2019 and 2018 was estimated using a Monte Carlo Simulation model, which utilizes multiple input variables to estimate the probability that the performance condition will be achieved. The fair value of the ROTC performance-based RSUs is estimated based on the trading price of BHC’s common shares on the date of grant. Expense recognized for the ROTC performance-based RSUs in each reporting period reflects BHC’s latest estimate of the number of ROTC performance-based RSUs that are expected to vest. If the ROTC performance-based RSUs do not ultimately vest due to the ROTC targets not being met, no compensation expense is recognized and any previously recognized compensation expense is reversed.

The fair values of TSR performance-based RSUs granted during 2020, 2019 and 2018 were estimated with the following assumptions:

	2020	2019	2018
Contractual term (years)	3.0	3.0	3.0
Expected volatility	38.6%	46.5%	54.2%
Risk-free interest rate	1.2%	2.5%	2.7%

The expected volatility was determined based on implied volatility in the market traded options of BHC’s common shares. The risk-free interest rate was determined based on the rate at the time of grant for zero-coupon U.S. government bonds with maturity dates equal to the contractual term of the performance-based RSUs.

During 2020, approximately 143,000 performance-based RSUs, consisting of approximately 64,000 units of TSR performance-based RSUs with an average grant date fair value of $26.13 per RSU and approximately 80,000 units of ROTC performance-based RSUs with a weighted-average grant date fair value of $27.17 per RSU were granted to employees specifically identified as Bausch + Lomb employees.

As of December 31, 2020, the total remaining unrecognized compensation expense related to non-vested performance-based RSUs of employees specifically identified as Bausch + Lomb employees amounted to $4 million, which will be amortized over the weighted-average remaining requisite service period of approximately 1.4 years. A maximum of approximately 525,000 common shares could be issued upon vesting of the performance-based RSUs outstanding as of December 31, 2020.

13.	ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss as of December 31, 2020 and 2019 consists of:

(in millions)	2020	2019
Foreign currency translation adjustment	$(835)	$(1,003)
Pension adjustment, net of tax	(54)	(43)

	$(889)	$(1,046)

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Income taxes are not provided for foreign currency translation adjustments arising on the translation of the Business’ operations having a functional currency other than the U.S. dollar, except to the extent of translation adjustments related to the Business’ retained earnings for foreign jurisdictions in which the Business is not considered to be permanently reinvested.

14.	RESEARCH AND DEVELOPMENT

Included in Research and development are costs related to product development and quality assurance programs. Quality assurance are the costs incurred to meet evolving customer and regulatory standards. Research and development costs for the years 2020, 2019 and 2018 consists of:

(in millions)	2020	2019	2018
Product related research and development	$236	$234	$196
Quality assurance	17	24	25

Research and development	$253	$258	$221

15.	OTHER EXPENSE, NET

Other expense, net for the years 2020, 2019 and 2018 consists of:

(in millions)	2020	2019	2018
Asset impairments	$1	$16	$52
Restructuring and integration costs	2	8	3
Acquisition-related contingent consideration	—	—	(29)
Net gain on sales of assets	—	—	(13)
Litigation and other matters	6	16	(2)
Acquired in-process research and development costs	28	31	—
Other, net	1	(4)	—

Other expense, net	$38	$67	$11

Long-lived assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable. Asset impairments are discussed in Note 8, “INTANGIBLE ASSETS AND GOODWILL.”

The Business evaluates opportunities to improve its operating results and implements cost savings programs to streamline its operations and eliminate redundant processes and expenses. Restructuring and integration costs are expenses associated with the implementation of these cost savings programs include expenses associated with: (i) reducing headcount, (ii) eliminating real estate costs associated with unused or under-utilized facilities and (iii) other cost reduction initiatives.

In 2018, Acquisition-related contingent consideration of $29 million reflects reduction of the estimated future milestone payments due over time, in accordance with certain acquisition agreements.

Litigation and other matters includes net charges related to litigation matters. These matters and other significant matters are discussed in further detail in Note 18, “LEGAL PROCEEDINGS.”

In 2020 and 2019, Acquired in-process research and development costs of $28 million and $31 million, primarily consist of costs associated with the upfront payments to enter into certain exclusive licensing agreements.

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16.	INCOME TAXES

The components of Income before (provision for) benefit from income taxes for 2020, 2019 and 2018 consist of:

(in millions)	2020	2019	2018
Domestic	$387	$66	$(62)
Foreign	(97)	333	479

	$290	$399	$417

The components of (Provision for) benefit from income taxes for 2020, 2019 and 2018 consist of:

(in millions)	2020	2019	2018
Current:
Domestic	$(122)	$(13)	$—
Foreign	(33)	(116)	(135)

	(155)	(129)	(135)

Deferred:
Domestic	(582)	(7)	610
Foreign	430	40	(173)

	(152)	33	437

	$(307)	$(96)	$302

The (Provision for) benefit from income taxes differs from the expected amount calculated by applying the Business’ Canadian statutory rate of 26.9% to Income before (provision for) benefit from income taxes for 2020, 2019 and 2018 as follows:

(in millions)	2020	2019	2018
Income before (provision for) benefit from income taxes	$290	$399	$417

(Provision for) benefit from income taxes
Expected provision for income taxes at Canadian statutory rate	$(78)	$(108)	$(112)
Adjustments to tax attributes	(2)	4	(7)
Change in valuation allowance related to foreign tax credits and NOLs	68	(11)	(4)
Change in uncertain tax positions	38	—	(12)
Withholding tax	1	(13)	(4)
Return to provision	18	(16)	(7)
Foreign tax rate differences	(63)	44	71
Tax (provision) benefit on intra-entity transfers	(284)	(7)	381
Other	(5)	11	(4)

	$(307)	$(96)	$302

The tax (provision) benefit on intra-entity transfers is related to the deferred tax effects of transfers of certain assets among the Business’ subsidiaries.

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Deferred tax assets and liabilities as of December 31, 2020 and 2019 consist of:

(in millions)	2020	2019
Deferred tax assets:
Tax loss carryforwards	$579	$424
Intangible assets	362	703
Provisions	137	133
Research and development tax credits	5	4
Share-based compensation	9	11
Other	15	37

Total deferred tax assets	1,107	1,312
Less valuation allowance	(15)	(83)

Net deferred tax assets	1,092	1,229

Deferred tax liabilities:
Plant, equipment and technology	71	59
Outside basis differences	12	16

Total deferred tax liabilities	83	75

Net deferred tax asset	$1,009	$1,154

The realization of deferred tax assets is dependent on the Business generating sufficient domestic and foreign taxable income in the years that the temporary differences become deductible. A valuation allowance has been provided for the portion of the deferred tax assets that the Business determined is more likely than not to remain unrealized based on estimated future taxable income and tax planning strategies. The valuation allowance decreased by $68 million during 2020 primarily due to an intra-group restructuring whereby the Business’ German subsidiary joined its German consolidated group thereby losses became available for use.

As of December 31, 2020 the Business had accumulated taxable losses available to offset future years’ federal and provincial taxable income in Canada of approximately $2 million and expire from 2038 to 2040. As of December 31, 2020 the Business had accumulated taxable losses available to offset future years’ federal taxable income in the U.S. of approximately $81 million and expire from 2021 to 2037. These taxable losses are subject to annual loss limitations as a result of previous ownership changes. As of December 31, 2020 the Business had accumulated taxable losses available to offset future years taxable income in Ireland of approximately $3,734 million.

The Business provides for withholding tax on the unremitted earnings of its direct foreign affiliates except for its direct U.S. subsidiaries. The Business continues to assert that the unremitted earnings of its U.S. subsidiaries will be permanently reinvested and not repatriated. As of December 31, 2020, the Business estimates a tax liability of $15 million would be attributable to the permanently reinvested U.S. earnings if recognized.

As of December 31, 2020, unrecognized tax benefits (including interest and penalties) were $62 million, of which $62 million would affect the effective income tax rate. In 2020, the remaining unrecognized tax benefits would not impact the effective tax rate as the tax positions are offset against existing tax attributes or are timing in nature. The Business recognized a net decrease of $15 million during 2020, in the unrecognized tax benefits related to tax positions taken in the prior years.

The Business provides for interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of December 31, 2020 and 2019, accrued interest and penalties related to unrecognized tax benefits were approximately $7 million and $8 million, respectively. In 2020, 2019 and 2018, the Business recognized a net decrease of approximately $2 million and a net increase of approximately $1 million and $1 million of interest and penalties, respectively.

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The Business and one or more of its subsidiaries file federal income tax returns in Canada, the U.S., and other foreign jurisdictions, as well as various provinces and states in Canada and the U.S. The Business and its subsidiaries have open tax years, primarily from 2013 to 2020, with significant taxing jurisdictions listed in the table below, respectively, including Canada and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations and tax treaties, as they relate to the amount, timing, or inclusion of revenues and expenses, or the sustainability of income tax positions of the Business and its subsidiaries. Certain of these tax years are expected to remain open indefinitely.

Jurisdiction:	Open Years
United States—Federal	2015 - 2020
Canada	2015 - 2020
Germany	2014 - 2020
France	2013 - 2020
Ireland	2016 - 2020

The following table presents a reconciliation of the unrecognized tax benefits for 2020, 2019 and 2018:

(in millions)	2020	2019	2018
Balance, beginning of year	$100	$100	$88
Additions based on tax positions related to the current year	—	—	8
Additions for tax positions of prior years	8	6	18
Reductions for tax positions of prior years	(42)	(2)	(10)
Lapse of statute of limitations	(4)	(4)	(4)

Balance, end of year	$62	$100	$100

The Business believes that the total amount of unrecognized tax benefits at December 31, 2020 would not change in the next twelve months.

17.	SUPPLEMENTAL CASH FLOW DISCLOSURES

Supplemental cash flow disclosures for 2020, 2019 and 2018 are as follows:

(in millions)	2020	2019	2018
Other Payments
Interest paid	$3	$1	$—
Income taxes paid	$57	$84	$36

18.	LEGAL PROCEEDINGS

The Business is involved, and, from time to time, may become involved, in various legal and administrative proceedings, which include or may include product liability, intellectual property, commercial, tax, antitrust, governmental and regulatory investigations, related private litigation and ordinary course employment-related issues. From time to time, the Business also initiates or may initiate actions or file counterclaims. The Business could be subject to counterclaims or other suits in response to actions it may initiate. The Business believes that the prosecution of these actions and counterclaims is important to preserve and protect the Business, its reputation and its assets. Certain of these proceedings and actions are described below.

As of December 31, 2020, the Business’ Combined Balance Sheets includes accrued current loss contingencies of $5 million related to matters which the Business believes a potential resolution or settlement is both probable and reasonably estimable. For all other matters, unless otherwise indicated, the Business cannot reasonably predict the outcome of these legal proceedings, nor can it estimate the amount

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of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the business, financial condition and results of operations, and could cause the market value of its common shares and/or debt securities to decline.

Product Liability

Shower to Shower® Products Liability Litigation

Since 2016, BHC has been named in a number of product liability lawsuits involving the Shower to Shower® body powder product acquired in September 2012 from Johnson & Johnson; due to dismissals, thirty (30) of such product liability suits currently remain pending. Potential liability (including its attorneys’ fees and costs) arising out of these remaining suits is subject to full indemnification obligations of Johnson & Johnson owed to the Business, and legal fees and costs will be paid by Johnson & Johnson. Twenty-eight (28) of these lawsuits filed by individual plaintiffs allege that the use of Shower to Shower® caused the plaintiffs to develop ovarian cancer, mesothelioma or breast cancer. The allegations in these cases include failure to warn, design defect, manufacturing defect, negligence, gross negligence, breach of express and implied warranties, civil conspiracy concert in action, negligent misrepresentation, wrongful death, loss of consortium and/or punitive damages. The damages sought include compensatory damages, including medical expenses, lost wages or earning capacity, loss of consortium and/or compensation for pain and suffering, mental anguish anxiety and discomfort, physical impairment and loss of enjoyment of life. Plaintiffs also seek pre- and post-judgment interest, exemplary and punitive damages, and attorneys’ fees. Additionally, two proposed class actions have been filed in Canada against BHC and various Johnson & Johnson entities (one in the Supreme Court of British Columbia and one in the Superior Court of Quebec), on behalf of persons who have purchased or used Johnson & Johnson’s Baby Powder or Shower to Shower®. The class actions allege the use of the product increases certain health risks (British Columbia) or negligence in failing to properly test, failing to warn of health risks, and failing to remove the products from the market in a timely manner (Quebec). The plaintiffs in these actions are seeking awards of general, special, compensatory and punitive damages. On November 17, 2020, the British Columbia court issued a judgment declining to certify a class as to BHC or Shower to Shower®, and at this time no appeal of that judgment has been filed.

In accordance with the indemnification agreement, Johnson & Johnson will continue to vigorously defend the Business in each of the remaining actions that are not voluntarily dismissed or subject to a grant of summary judgment.

General Civil Actions

California Proposition 65 Related Matters

On January 29, 2020, Plaintiff Jan Graham filed a lawsuit (Graham v. Bausch Health Companies, Inc., et al., Case No. 20STCV03578) in Los Angeles County Superior Court against BHC, Bausch Health US (as defined below) and several other manufacturers, distributors and retailers of talcum powder products, alleging violations of California Proposition 65 by manufacturing and distributing talcum powder products containing chemicals listed under the statue, without a compliant warning on the label. On January 29, 2021, certain defendants including BHC and Bausch Health US filed a Motion for Summary Judgment or in the Alternative Motion for Summary Adjudication, which remains pending.

On June 19, 2019, plaintiffs filed a proposed class action in California state court against Bausch Health US and Johnson & Johnson (Gutierrez, et al. v. Johnson & Johnson, et al., Case No. 37-2019-00025810-CU-NP-CTL), asserting claims for purported violations of the California Consumer Legal Remedies Act, False Advertising Law and Unfair Competition Law in connection with their sale of talcum powder products that the plaintiffs allege violated Proposition 65 and/or the California Safe Cosmetics Act. This lawsuit was served on Bausch Health US in June 2019 and was subsequently removed to the United States District Court for the Southern District of California, where it is currently pending. Plaintiffs seek

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damages, disgorgement of profits, injunctive relief, and reimbursement/restitution. BHC filed a motion to dismiss Plaintiffs’ claims, which was granted in April 2020 without prejudice. In May 2020, Plaintiffs filed an amended complaint and in June 2020, filed a motion for leave to amend the complaint further, which was granted. In August 2020, Plaintiffs filed the Fifth Amended Complaint. On January 22, 2021, the Court granted the motion to dismiss with prejudice. On February 19, 2021, Plaintiffs filed a Notice of Appeal with the Ninth Circuit Court of Appeals.

The Business disputes the claims against it and intends to defend each of these lawsuits vigorously.

New Mexico Attorney General Consumer Protection Action

BHC and Bausch Health US were named in an action brought by State of New Mexico ex rel. Hector H. Balderas, Attorney General of New Mexico, in the County of Santa Fe New Mexico First Judicial District Court (New Mexico ex rel. Balderas v. Johnson & Johnson, et al., Civil Action No. D-101-CV-2020-00013, filed on January 2, 2020), alleging consumer protection claims against Johnson & Johnson and Johnson & Johnson Consumer Companies, Inc., BHC and Bausch Health US related to Shower to Shower® and its alleged causal link to mesothelioma and other cancers. In April 2020, Bausch Health US filed a motion to dismiss, which in September 2020, the Court granted in part as to the New Mexico Medicaid Fraud Act and New Mexico Fraud Against Taxpayers Act claims and denied as to all other claims. The State of New Mexico brings claims against all defendants under the New Mexico Unfair Practices Act and other common law and equitable causes of action, alleging defendants engaged in wrongful marketing, sale and promotion of talcum powder products. The lawsuit seeks to recover the cost of the talcum powder products as well as the cost of treating asbestos-related cancers allegedly caused by those products. Bausch Health US filed its Answer on November 16, 2020. On December 30, 2020 Johnson & Johnson filed a Motion for Partial Judgment on the Pleadings and on January 4, 2021, Bausch Health US filed a joinder to that motion, which was denied on March 8, 2021.

The Business disputes the claims against it and intends to defend each of these lawsuits vigorously.

Doctors Allergy Formula Lawsuit

In April 2018, Doctors Allergy Formula, LLC (“Doctors Allergy”), filed a lawsuit against Bausch Health Americas in the Supreme Court of the State of New York, County of New York, asserting breach of contract and related claims under a 2015 Asset Purchase Agreement, which purports to include milestone payments that Doctors Allergy alleges should have been paid by Bausch Health Americas. Doctors Allergy claims its damages are not less than $23 million. The Business has asserted counterclaims against Doctors Allergy. The Business filed a motion seeking an order granting the Business summary judgment on its counterclaims against Plaintiff and dismissing Plaintiff’s claims against the Business. The motion was fully briefed as of May 2021 and remains sub judice.

Drynan Class Action

In December 2019, Plaintiff filed a purported nationwide class action in the Superior Court of Justice in Ontario, alleging Defendants made false and misleading claims regarding the scientific evidence supporting the efficacy of COLD-FX® products and in doing so engaged in unfair practices under Ontario’s Consumer Protection Act, similar consumer protection legislation in other provinces, and the Competition Act. Defendants are Bausch Health Companies Inc., Bausch Health, Canada Inc., Valeant Canada GP Limited, Valeant Canada Limited and Valeant Canada LP. Plaintiff seeks compensatory and punitive damages, restitution and/or disgorgement equal to wrongfully obtained money by Defendants on grounds of unjust enrichment. Plaintiff also seeks an order permanently enjoining Defendants from making certain claims regarding COLD-FX® products. A hearing on class certification is scheduled for May 31 - June 2, 2021. The Business disputes the claims against it and intends to vigorously defend this matter.

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Intellectual Property Matters

PreserVision® AREDS Patent Litigation

PreserVision® AREDS and PreserVision® AREDS 2 are OTC eye vitamin formulas for those with moderate-to-advanced age-related macular degeneration. The PreserVision® U.S. formulation patent expired in March 2021, but a patent covering methods of using the formulation remains in force into 2026. B&L has filed patent infringement proceedings against 15 defendants claiming infringement of these patents and, in certain circumstances, related unfair competition and false advertising causes of action. Ten of these proceedings were subsequently settled; one resulted in a default. One defendant filed a declaratory judgment action after B&L filed its suit, seeking declaratory judgment related to patent claims as well as false advertising and unfair competition claims. Today, there are five ongoing actions, against four companies: (1) Bausch & Lomb Inc. & PF Consumer Healthcare 1 LLC v. ZeaVision LLC, C.A. No. 6:20-cv-06452-CJS (W.D.N.Y.); (2) ZeaVision LLC v. Bausch & Lomb Inc. & PF Consumer Healthcare 1 LLC, C.A. No. 4:21-cv-00072-NCC (E.D. Mo.); (3) Bausch & Lomb Inc. & PF Consumer Healthcare 1 LLC v. SBH Holdings LLC, C.A. No. 20-cv-01463-LPS (D. Del.); (4) Bausch & Lomb Inc. & PF Consumer Healthcare 1 LLC v. New Era Real Estate Solutions LLC, C.A. No. 21-cv-00731 (D. Del.); and (5) Bausch & Lomb Inc. & PF Consumer Healthcare 1 LLC v. EyeScience Labs LLC, C.A. No. 21-cv-00730 (D. Del.). The Business remains confident in the strength of these patents and will continue to vigorously pursue these matters and defend its intellectual property.

19.	COMMITMENTS AND CONTINGENCIES

The Business has commitments related to capital expenditures of approximately $49 million as of December 31, 2020.

Under certain agreements, the Business may be required to make payments contingent upon the achievement of specific developmental, regulatory, or commercial milestones. As of December 31, 2020, the Business believes it is reasonably possible that it may potentially make milestone and license fee payments, including sales-based milestone payments, of approximately $165 million over time, in the aggregate, to third parties for products currently under development or being marketed, primarily consisting of the following:

•

Under the terms of a December 2019 agreement with Novaliq GmbH, the Business has acquired an exclusive license for the commercialization and development in the U.S. and Canada of NOV03 (perfluorohexyloctane), an investigational drug to treat dry eye disease associated with Meibomian gland dysfunction and may be required to make sales-based milestone payments. The Business believes it is reasonably possible that these payments over time may approximate $45 million, in the aggregate, as well as royalties on future sales.

•

Under the terms of an October 2020 agreement with Eyenovia, Inc., the Business has acquired an exclusive license in the United States and Canada for the development and commercialization of an investigational microdose formulation of atropine ophthalmic solution, which is being investigated for the reduction of pediatric myopia progression, also known as nearsightedness, in children ages 3-12. Under the terms of the agreement, the Business may be required to make development and sales-based milestone payments. The Business believes it is reasonably possible that these payments over time may approximate $35 million, in the aggregate.

•

Under the terms of a November 2014 agreement with Nicox S.A., the Business has acquired an exclusive license for the commercialization in the U.S. of Vyzulta® (latanoprostene bunod ophthalmic solution, 0.024%), an intraocular pressure lowering single-agent eye drop dosed once daily for patients with open angle glaucoma or ocular hypertension and may be required to make sales-based milestone payments. The Business believes it is reasonably possible that these payments over time may approximate $20 million.

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•

Under the terms of a May 2020 agreement with STADA Arzneimittel AG and its development partner, Xbrane Biopharma AB, to commercialize in the United States and Canada a biosimilar candidate to Lucentis (ranibizumab), the Business may be required to make development and sales-based milestone payments.

In addition, under the terms of a September 2020 agreement with Allegro, the Business may be required to make a payment of $40 million should Allegro raise additional funding. This amount is excluded from the milestone and license fee payments disclosed above. See Note 4, “LICENSING AGREEMENTS AND ASSETS HELD FOR SALE” for additional details regarding this agreement.

Due to the nature of these arrangements, the future potential payments related to the attainment of the specified milestones over a period of several years are inherently uncertain. As of December 31, 2020, no accruals related to the aforementioned agreements exist because the milestone targets are not yet probable of being achieved.

Indemnification Provisions

In the normal course of operations, the Business enters into agreements that include indemnification provisions for product liability and other matters. These provisions are generally subject to maximum amounts, specified claim periods and other conditions and limits. In addition, the Business is obligated to indemnify its officers and directors in respect of any legal claims or actions initiated against them in their capacity as officers and directors of the Business in accordance with applicable law. Pursuant to such indemnities, the Business is indemnifying certain former officers and directors in respect of certain litigation and regulatory matters. As of December 31, 2020 and 2019, no material amounts were accrued for the Business’ obligations under these indemnification provisions.

20.	SEGMENT INFORMATION

Reportable Segments

Bausch + Lomb has historically operated as part of BHC, reported under BHC’s segment structure and historically the Chief Operating Decision Maker, (“CODM”), was the CODM of BHC. As the Business is transitioning into an independent, publicly traded company, BHC’s CEO, who is the Business’ CODM, evaluated how to view and measure the Business’ performance. This evaluation necessitated a realignment of the Business’ historical segment structure, and during the second quarter of 2021, Bausch + Lomb determined it is organized into three operating segments, which are also its reportable segments. This realignment is consistent with how the CODM: (i) assesses operating performance on a regular basis, (ii) makes resource allocation decisions and (iii) designates responsibilities of his direct reports. Pursuant to these changes, effective in the second quarter of 2021, the Business operates in the following reportable segments which are generally determined based on the decision-making structure of the Business and the grouping of similar products and services: (i) Vision Care/Consumer Health Care, (ii) Ophthalmic Pharmaceuticals and (iii) Surgical. Prior period presentations have been recast to conform to the current segment reporting structure.

•

The Vision Care / Consumer Health Care segment consists of: (i) sales of contact lenses that span the spectrum of wearing modalities, including daily disposable and frequently replaced contact lenses and (ii) sales of contact lens care products and over-the-counter (“OTC”) eye drops, eye vitamins and mineral supplements that address various conditions including eye allergies, conjunctivitis and dry eye.

•

The Ophthalmic Pharmaceuticals segment consists of sales of a broad line of proprietary and generic pharmaceutical products for post-operative treatments and the treatment of a number of eye conditions such as glaucoma, ocular hypertension and retinal diseases and contact lenses that are indicated for therapeutic use and can also provide optical correction during healing if required.

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•

The Surgical segment consists of sales of tools and technologies for the treatment of cataracts, and vitreous and retinal eye conditions and includes intraocular lenses and delivery systems, phacoemulsification equipment and other surgical instruments and devices.

Segment profit is based on operating income after the elimination of intercompany transactions. Certain costs, such as Amortization of intangible assets, Asset impairments, In-process research and development costs, Restructuring and integration costs, Acquisition-related contingent consideration costs and Other expense (income), net, are not included in the measure of segment profit, as management excludes these items in assessing segment financial performance.

Corporate includes the finance, treasury, certain research and development programs, tax and legal operations of Bausch + Lomb’s businesses and incurs certain expenses, gains and losses related to the overall management of the Business, which are not allocated to the other business segments. In assessing segment performance and managing operations, management does not review segment assets. Furthermore, a portion of share-based compensation is considered a corporate cost, since the amount of such expense depends on company-wide performance rather than the operating performance of any single segment.

Segment Revenues and Profit

Segment revenues and profits for the years 2020, 2019 and 2018 were as follows:

(in millions)	2020	2019	2018
Revenues:
Vision Care/Consumer Health Care	$2,109	$2,221	$2,145
Ophthalmic Pharmaceuticals	726	859	823
Surgical	577	698	697

Total revenues	$3,412	$3,778	$3,665

Segment profit:
Vision Care/Consumer Health Care	$579	$606	$627
Ophthalmic Pharmaceuticals	302	412	357
Surgical	18	75	78

Total segment profit	899	1,093	1,062
Corporate	(278)	(282)	(258)
Amortization of intangible assets	(323)	(348)	(377)
Other expense, net	(38)	(67)	(11)

Operating income	260	396	416
Interest income	3	1	—
Foreign exchange and other	27	2	1

Income before (provision for) benefit from income taxes	$290	$399	$417

Capital Expenditures

Capital expenditures paid by segment for the years 2020, 2019 and 2018 were as follows:

(in millions)	2020	2019	2018
Vision Care/Consumer Health Care	$209	$139	$75
Ophthalmic Pharmaceuticals	33	23	13
Surgical	11	18	13

	$253	$180	$101

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Revenues by Segment and by Product Category

The top ten products represented 33%, 31% and 32% of total product sales for the years 2020, 2019 and 2018, respectively. Revenues by segment and product category were as follows:

	Vision Care/Consumer Health Care			Ophthalmic Pharmaceuticals			Surgical			Total
(in millions)	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
Pharmaceuticals	$11	$13	$12	$497	$611	$607	$—	$—	$—	$508	$624	$619
Devices	752	845	812	—	—	—	562	680	674	1,314	1,525	1,486
OTC	1,310	1,322	1,282	—	—	—	—	—	—	1,310	1,322	1,282
Branded and Other Generics	27	30	27	222	228	201	—	—	—	249	258	228
Other revenues	9	11	12	7	20	15	15	18	23	31	49	50

	$2,109	$2,221	$2,145	$726	$859	$823	$577	$698	$697	$3,412	$3,778	$3,665

Geographic Information

Revenues are attributed to a geographic region based on the location of the customer for the years 2020, 2019 and 2018 were as follows:

(in millions)	2020	2019	2018
U.S. and Puerto Rico	$1,558	$1,632	$1,538
China	280	345	350
Japan	220	230	217
France	174	196	198
Germany	137	144	159
Russia	102	138	115
Canada	92	95	91
United Kingdom	84	107	104
Italy	67	80	79
Spain	66	81	78
South Korea	48	51	51
Poland	36	38	39
Sweden	35	31	33
Other	513	610	613

	$3,412	$3,778	$3,665

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Long-lived assets consisting of property, plant and equipment, net of accumulated depreciation, are attributed to geographic regions based on their physical location as of December 31, 2020 and 2019 were as follows:

(in millions)	2020	2019
U.S. and Puerto Rico	$572	$506
Ireland	326	253
Germany	77	66
Canada	44	35
France	34	30
China	29	27
Italy	23	22
England	11	12
Other	48	46

	$1,164	$997

Major Customers

No individual customer accounted for 10% or more of total revenues.

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Common Shares

Bausch + Lomb Corporation

PRELIMINARY PROSPECTUS

Goldman Sachs & Co. LLC

Morgan Stanley

                    , 2021

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Amount to Be Paid
SEC registration fee	$	*

Canadian securities regulatory filing fees		*
FINRA filing fee		*
NYSE listing fee		*
TSX filing fee		*
Transfer agent’s fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous		*

Total		$ *

Each of the amounts set forth above, other than the registration fee, the Canadian securities regulatory filing fees, the FINRA filing fee, the NYSE listing fee and the TSX filing fee, is an estimate.

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Under Section 124 of the CBCA, we may indemnify a present or former director or officer of the Company or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Company or other entity. We may not indemnify an individual unless the individual (i) acted honestly and in good faith with a view to the best interests of the Company, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our request, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the conduct was lawful. The aforementioned individuals are entitled to the indemnification described above from us as a matter of right if they were not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and if the individual fulfills conditions (i) and (ii) above. We may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding; however, the individual shall repay the moneys if the individual does not fulfill the conditions set out in (i) and (ii) above. The indemnification or the advance of any moneys may be made in connection with a derivative action only with court approval and only if the conditions in (i) and (ii) above are met. Under the CBCA, we may purchase and maintain insurance for the benefit of any of the aforementioned individuals against any liability incurred by the individual in their capacity as a director or officer of the Company, or in their capacity as a director or officer, or similar capacity, of another entity, if the individual acted in such capacity at our request.

The Articles will also provide that, subject to any restrictions in the CBCA, we may indemnify any person. The Articles will further provide that, subject to the limitations contained in the CBCA, we may purchase and maintain insurance for the benefit of any person eligible for indemnification under the Articles. We maintain insurance for certain liabilities incurred by its directors and officers in their capacity with the Company or its

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subsidiaries. The underwriting agreement(s) that we may enter into may provide for indemnification by any underwriters of the Company, its directors, its officers who sign the registration statement and the Company’s controlling persons for some liabilities, including liabilities arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

We have not sold any securities, registered or otherwise, within the past three years, except as follows: On                    , 2021, we issued            shares to our sole shareholder, BHC, which was made pursuant to the exemption from registration in Section 4(a)(2) of the Securities Act because the offer and issuance of the shares did not, or will not, involve a public offering. We have not otherwise sold any securities, registered or otherwise, within the past three years.

Item 16. Exhibits and Financial Statement Schedules

(a)    The list of exhibits set forth under “Exhibit Index” at the end of this Registration Statement is incorporated by reference herein.

(b)    Schedules are omitted because they are not required or because the information is provided elsewhere in the financial statements included in this registration statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a)

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Articles of Bausch + Lomb to be effective at closing

4.1*	Form of Common Share Certificate

5.1*	Opinion of Osler, Hoskin & Harcourt LLP

10.1*	Form of Master Separation Agreement

10.2*	Form of Arrangement Agreement

10.3*	Form of Transition Services Agreement

10.4*	Form of Tax Matters Agreement

10.5*	Form of Registration Rights Agreement

10.6*	Form of Employee Matters Agreement

10.7*	Form of Intellectual Property Matters Agreement

10.8*	Form of Real Estate Matters Agreement

10.9*	Form of Bausch + Lomb Incentive Compensation and Stock Plan

10.10*	Credit Agreement among Bausch + Lomb Corporation, the guarantors party thereto, and each of the financial institutions named therein as lenders and issuing banks and , as Administrative Agent

10.11*	Form of Stock Option Grant Agreement under the Bausch + Lomb Incentive Compensation and Stock Plan

10.12*	Form of Restricted Stock Unit Award Agreement under the Bausch + Lomb Incentive Compensation and Stock Plan

10.13*	Form of Performance Restricted Stock Unit Award Agreement under the Bausch + Lomb Incentive Compensation and Stock Plan

21.1*	Subsidiaries of the registrant

23.1*	Consent of PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm

23.2*	Consent of Osler, Hoskin & Harcourt LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bridgewater, State of New Jersey, on the     day of                     , 2021.

BAUSCH + LOMB CORPORATION

By:
	Name:	Joseph C. Papa
	Title:	Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints              and             and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Joseph C. Papa	Chief Executive Officer (principal executive officer)	, 2021

Sam Eldessouky	Chief Financial Officer (principal financial and accounting officer)	, 2021

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